Form 20-F
period 2023-12-31
Cadeler A/S
filed 2024-03-26
CIK 1978867

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to .

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

Commission file number: 001-41889

Cadeler A/S

(Exact name of Registrant as specified in its charter)

Not applicable

(Translation of Registrant’s name into English)

The Kingdom of Denmark

(Jurisdiction of incorporation or organization)

Kalvebod Brygge 43

DK-1560 Copenhagen V, Denmark

(Address of principal executive offices)

Alexander W. Simmonds

Chief Legal Officer

 +45 3246 3100

alexander.simmonds@cadeler.com

Kalvebod Brygge 43,

DK-1560 Copenhagen V, Denmark

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s):	Name of each exchange on which registered
Cadeler ordinary shares, with a nominal value of DKK 1.00 per share		New York Stock Exchange(1)
American Depositary Shares, each representing four (4) ordinary shares	CDLR	New York Stock Exchange

(1)	Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

The number of outstanding shares as of December 31, 2023 was:

Title of Class	Number of Shares Outstanding
Ordinary shares, with a nominal value of DKK 1.00 per share	311,409,868

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐No ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer	☐	Accelerated Filer	☐	Non-accelerated Filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filling:

☐U.S. GAAP

☒International Financial Reporting Standards as issued by the International Accounting Standards Board

☐Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes ☐No ☐

i

INTRODUCTION

In this annual report on Form 20-F (the “Annual Report on Form 20-F”) the terms “Company” and “Cadeler” refer to Cadeler A/S, a public limited liability company incorporated under the laws of Denmark, and the term “Cadeler Group” refers to Cadeler together with its subsidiaries on a consolidated basis. The term “Cadeler Shares” refers to ordinary shares of Cadeler, each with a nominal value of DKK 1.00 per share, and the term “Cadeler ADSs” refers to Cadeler’s American Depositary Shares (“ADSs”), each of which represents four (4) Cadeler Shares.

Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, certain information required to be included in this Annual Report on Form 20-F is being incorporated by reference from the Company’s statutory annual report for the year ended December 31, 2023, including the consolidated financial statements of the Cadeler Group included therein (the “Annual Report 2023”), and the Company’s remuneration report for the year ended December 31, 2023 (the “Remuneration Report 2023”) as specified in this Annual Report on Form 20-F. Therefore, the information in this Annual Report on Form 20-F should be read in conjunction with the Annual Report 2023 and the Remuneration Report 2023, to the extent specified (see Exhibits 15.1 and 15.2, respectively). With the exception of the items and pages so specified, the Annual Report 2023 and Remuneration Report 2023 are not being, and shall not be deemed to be, filed as part of this Annual Report on Form 20-F.

The Company publishes its financial statements in Euros (“EUR”). The terms “USD,” “U.S. dollars” and “$” refer to the currency of the United States, the term “NOK” refers to Norwegian Kroner and the term “DKK” refers to Danish kroner.

Forward-looking statements

The information set forth in this Annual Report on Form 20-F contains “forward-looking statements” as that term is defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are generally identified by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “should,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based upon current expectations, beliefs, estimates and assumptions that, while considered reasonable as and when made by Cadeler, are, by their nature, subject to significant risks and uncertainties. In addition, new risks and uncertainties may emerge from time to time, and it is not possible to predict all such risks and uncertainties. Factors that could cause actual results to differ materially from those expressed or implied by any forward-looking statements set out herein include:

●	the Cadeler Group’s limited number of vessels and its vulnerability in the event of a loss of revenue relating to any such vessel(s);
●	risks inherent to Cadeler’s offshore operations,
●	the possibility that the utilization of the Cadeler Group’s vessels may be lower than expected and that its backlog of contracts may fail to materialize;
●	contractual and non-contractual legal risks related to the Cadeler Group’s operations which may expose the Cadeler Group to financial losses and for which the Cadeler Group may not have insurance coverage;
●	risks related to the ordering, construction and delivery of new build vessels and upgrades of existing vessels;
●	material weaknesses in the Cadeler Group’s internal control over financial reporting;
●	risks relating to technical, maintenance, transportation and other commercial services supplied to the Cadeler Group by third parties;
●	increased competition and volatility in demand;
●	international, national or local economic, social, political or geopolitical conditions and macroeconomic factors that could adversely affect the Cadeler Group;
●	risks deriving from restrictive covenants and other conditions under Cadeler’s financing arrangements and financial risks arising generally as a result of the Cadeler Group’s level of indebtedness;
●	risks relating to the failure to retain and recruit key personnel and/or to labor disruptions;
●	risks relating to any failure to comply with applicable laws and regulations as well as expectations regarding environmental, social and governance as well as sustainability matters;
●	risks related to Danish and U.S. taxation;
●	credit, interest and exchange rate risks;

●	any failure to realize the anticipated benefits of the Business Combination (as defined below) and risks related to the integration of the acquired business;
●	the possible dilution of Cadeler Shares and Cadeler ADSs;
●	the limited rights of Cadeler ADS holders;
●	the ability of certain of the Cadeler Group’s largest shareholders to influence matters requiring shareholder approval and affect the price of the Cadeler Shares; and
●	a lack of public information concerning Cadeler due to it being a foreign private issuer and an emerging growth company.

These and other risks and uncertainties may cause actual results to differ materially and adversely from those expressed in any forward-looking statements. Cadeler cautions you not to place undue reliance on any forward-looking statements as they are not guarantees of future performance or outcomes. Actual performance and outcomes, including, without limitation, Cadeler’s actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which Cadeler operates, may differ materially from those made in or suggested by the forward-looking statements contained herein. Except as required by law, Cadeler does not assume any obligation to update or revise the information contained herein, which speaks only as of the date hereof.

For additional information about factors that could cause Cadeler’s results to differ materially from those described in the forward-looking statements, please see the section hereof entitled “Risk Factors” beginning on page 3 of this Annual Report on Form 20-F.

Unless required by law, Cadeler has no duty and undertakes no obligation to update or revise any forward-looking statement after the date of this document, whether as a result of new information, future events or otherwise.

Enforceability of civil liabilities

Cadeler is a public limited company incorporated under the laws of Denmark. The majority of Cadeler’s current directors and executive officers, and certain experts named herein, reside outside the United States. All or a substantial portion of Cadeler’s assets and the assets of those non-resident persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon Cadeler or those persons or to enforce against Cadeler or them, either inside or outside the United States, judgments obtained in U.S. courts, or to enforce in U.S. courts, judgments obtained against them in courts in jurisdictions outside the United States, in any action predicated upon the civil liability provisions of the federal securities laws of the United States.

The United States does not have a treaty with Denmark providing for reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. Accordingly, a final judgment for the payment of money rendered by a U.S. court based on civil liability may not be directly enforceable in Denmark. However, if the party in whose favor such final judgment is rendered brings a new lawsuit in a competent court in Denmark, that party may submit to the Danish court the final judgment that has been rendered in the United States. A judgment by a federal court or state court in the United States will neither be recognized nor enforced by a Danish court but such judgment may serve as evidence in a Danish court. It is uncertain whether Danish courts would allow actions to be predicated on the securities laws of the United States or other jurisdictions outside Denmark, and Danish courts may deny claims for punitive damages and may grant a reduced amount of damages compared to U.S. courts.

PART I

Item 1.Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.Offer Statistics and Expected Timetable

Not applicable.

Item 3.Key Information

A. [Reserved]

B. Capitalization and indebtedness

Not applicable.

C. Reasons for the offer and use of proceeds

Not applicable.

D. Risk factors

Set out below is a summary of certain risk factors which could affect the Cadeler Group’s future results and may cause them to differ from expected results materially. The factors discussed below should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties that the Cadeler Group’s business faces.

Risks Related to the Cadeler Group’s Business

The Cadeler Group only has a limited number of vessels and could be adversely impacted if any vessel is taken out of operation, or if there is a delay in delivery of any new build vessel.

The Cadeler Group generates revenue by utilizing its fleet for the transportation and installation of offshore wind turbine generators and foundations and the provision of operations and maintenance, accommodation, meteorological mast installation and removal and decommissioning services in the offshore wind industry. The Cadeler Group’s fleet currently consists of two windfarm O-Class vessels in operation, Wind Orca and Wind Osprey (the “Operating O-Class Vessels”), one windfarm S-Class vessel in operation, Wind Scylla (the “Operating S-Class Vessel”), and one windfarm Z-Class vessel in operation, Wind Zaratan (the “Operating Z-Class Vessel” and, together with the Operating O-Class Vessels and the Operating S-Class Vessel, the “Operating Vessels”). In addition, the Cadeler Group has ordered six new builds: two P-Class vessels (previously referred to as X-Class vessels) (the “P-Class New Builds”), two A-Class vessels (previously referred to as F-Class vessels) (the “A-Class New Builds”) and two M-Class vessels (the “M-Class New Builds” and together with the P-Class New Builds and the A-Class New Builds, the “New Builds”). Cadeler has also entered into a letter of intent with COSCO SHIPPING Heavy Industry Co. Ltd. (“COSCO”), a Chinese shipyard, for the delivery of a third A-Class New Build. If any of the Operating Vessels or, once delivered, the New Builds are temporarily or permanently taken out of operation, including due to one of the risks described in this Annual Report on Form 20-F materializing, this could result in a loss of revenue that would otherwise be generated by such vessel. In addition to a potential loss of revenue, the Cadeler Group could also be liable to its customers for liquidated damages under any charters the Cadeler Group has entered into with respect to such vessel. The loss of revenue and liability to its charterers could have a material adverse impact on the Cadeler Group’s business, prospects and financial results and condition, including its ability to be compliant with the financial covenants pursuant to its financing arrangements.

The Cadeler Group’s vessels may be subject to operational incidents and/or the need for upgrades, refurbishments and/or repairs following which such vessels may be out of operation for a shorter or longer period of time. For example, Wind Osprey had a crane accident in 2018 following which the vessel was out of operation for more than a year. This was due in part to the incident and in part to the Cadeler Group’s decision to design and procure an upgraded crane boom. The incident resulted in a claim from the charterers of EUR 6.25 million, while the Cadeler Group also lost estimated revenue of approximately EUR 15 million as a result of the vessel being out of operation for more than a year. The majority of the physical damage was covered by insurance. However, the vessel was required to be off-hire during the repair and upgrade process. With a fleet of only two vessels in operation at that time, an incident of this nature reduced the Cadeler Group’s earning potential by approximately 50%.

As described in the risk factor entitled “—The Cadeler Group is exposed to hazards that are inherent to offshore operations, and damages may not be covered by insurance,” the Cadeler Group experiences smaller breakdowns on an ongoing basis as part of its ordinary course of business. Any future incidents or upgrades could result in similar unavailability of the Cadeler Group’s fleet and may result in the Cadeler Group losing market share, being exposed to penalties or missing future contract opportunities as a result of shorter or longer periods of limited or no availability of the Cadeler Group’s fleet.

In addition, there is a risk that the delivery of the New Builds ordered by the Cadeler Group could be delayed. The Cadeler Group expects to take delivery of the two P-Class New Builds in the third quarter of 2024 and the second quarter of 2025, respectively, while the two A-Class New Builds on order are currently expected to be delivered in the fourth quarter of 2025 and the second half of 2026, respectively, and the two M-Class New Builds are currently expected to be delivered in the first quarter of 2025 and the fourth quarter of 2025, respectively. The Cadeler Group has contracted with COSCO for the delivery of the P-Class New Builds and the A-Class New Builds, and has entered into a letter of intent with COSCO for the construction of an additional A-Class New Build. At the same time, the Company has contracted with Hanwha Ocean Co., Ltd. (formerly Daewoo Shipbuilding & Marine Engineering Co. Ltd) (“Hanwha”) for the construction of the two M-Class New Builds. Any problems that may affect China or Korea, whether geographically or geopolitically, the general availability of components or material needed, or the relevant shipyards could lead to delayed delivery of any or all of the New Builds. For example, the COVID-19 pandemic impacted both China and the global supply chain significantly. Further, there is continuing uncertainty relating to the development of the political climate within China and between China and other countries, including the United States, for example with respect to Taiwan, as well as the global supply chain in general and whether such uncertainty will impact the delivery of the New Builds. Delayed delivery of any or all of the New Builds could delay the Cadeler Group’s generation of revenue from the utilization of such vessels and may trigger payments of liquidated damages under any charters the Cadeler Group has entered into with respect to these vessels, which may materially affect the Cadeler Group’s business, prospects and financial results and condition. See also “—The ordering, construction and delivery of new build vessels and upgrades of existing vessels is subject to various risks and uncertainties, including forward-looking assessments which could turn out to be incorrect, and requires substantial financing which may not be available at favorable terms or at all.”

From time to time, the Cadeler Group’s vessels undergo upgrades of various types to remain competitive in the market, to ensure compliance with legal requirements and to implement sustainability-related improvements. Expenditures may be incurred when repairs or upgrades are required by law, in response to an inspection by a governmental authority, when damaged, or because of market or technological developments. Such upgrades, as well as other refurbishment and repair projects, are subject to various risks, including delays and cost overruns, which could, if realized, have an adverse impact on the Cadeler Group’s available cash resources, results of operations and its ability to comply with financial covenants pursuant to its financing arrangements. To ensure timely completion of refurbishment and repair projects, the Cadeler Group may be required to allocate extra resources to the relevant project, increasing the cost of the refurbishment or repair. For example, the Cadeler Group has from time to time taken the decision to accelerate work on its vessels by adding additional resources in order to ensure the vessel was ready for its next project on time. Moreover, periods without operations for one or more of the Cadeler Group’s vessels may have a material adverse effect on the Cadeler Group’s ability to generate revenue and thereby on its business, prospects and financial results and condition.

The Cadeler Group is exposed to hazards that are inherent to offshore operations, and damages may not be covered by insurance.

The Cadeler Group is operating in the offshore industry and is thus subject to inherent hazards, such as breakdowns, technical problems, harsh weather conditions, environmental pollution, force majeure events (nationwide strikes, etc.), collisions and groundings. These hazards can cause personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by third parties or customers and suspension of operations. Windfarm installation vessels, including the Cadeler Group’s vessels, are also subject to hazards inherent in marine operations, either while on-site or during mobilization, such as capsizing, sinking, grounding, collision, damage from severe weather and marine life infestations. Operations may also be suspended because of machinery breakdowns, abnormal operating conditions, failure of subcontractors to perform or supply goods or services or personnel shortages. For example, the Cadeler Group experienced a crane accident in 2018 following which the vessel involved was out of operation for more than a year causing both a claim from the charterers and lost revenue for the period. Additionally, the Cadeler Group experiences various types of technical breakdowns on an ongoing basis as part of the operation of its vessels; however, such breakdowns are typically of a smaller nature with limited downtime and impact compared to the 2018 crane incident.

The Cadeler Group’s vessels are covered by industry standard hull and machinery and protection and indemnity insurance. Standard protection and indemnity insurance for vessel owners provides limited cover for damage to project property during windfarm installation operations, as such damage is expected to be covered by the construction all risks insurance procured by the Cadeler Group’s customers. However, in recent years, the Cadeler Group has seen more contracts imposing liability for property damage on contractors such as the Cadeler Group. Such risks are difficult to adequately insure against under standard protection and indemnity insurance for vessel owners. The Cadeler Group has also considered obtaining insurance for loss-of-hire, but has evaluated and considered such insurance not to be commercially viable. As a result, certain damages and losses resulting from the aforementioned hazards may not be covered by insurance.

The Cadeler Group is dependent on the employment and utilization of its vessels, and its backlog of contracts may not materialize.

The Cadeler Group’s revenue and income are dependent on project contracts and vessel charters for the employment of its vessels. Typically, these contracts are concluded several years in advance with the terms and conditions not expected to be subject to subsequent change. Additionally, the Cadeler Group has recently experienced a trend towards reservation agreements and contracts being entered into at an earlier stage, which increases the difficulty of capturing the effect of any subsequent changes in circumstances, e.g., due to geopolitical developments and other unforeseen events. In the ordinary course of business, the Cadeler Group continuously seeks to enter into such new contracts for the employment of its vessels. The Cadeler Group has a contract backlog of existing customer contracts that imply revenues in the future, which are referred to as “firm” contracts and/or “options” for such contracts, as applicable. Such contracts and options, and revenues derived therefrom, are subject to various terms and conditions, including certain cancellation events. In addition, the exercise of options is exclusively at the discretion of the relevant customer. Such contracts and options could be subject to termination, amendments and/or delays resulting in revenues being more limited, occurring at a later time or not at all. The Cadeler Group’s current customer contracts include express cancellation rights on the part of the customers. Cancellation or termination is generally linked to a penalty or termination fee. Under its customer contracts, the Cadeler Group may also become liable to its customers for liquidated damages if there are delays in delivering a vessel for employment in connection with a project or for delays that arise during the operation of the vessels under the contracts (see also “—The Cadeler Group only has a limited number of vessels and could be adversely impacted if any vessel is taken out of operation, or if there is a delay in delivery of any new build vessel”). As of December 31, 2023, the Cadeler Group’s backlog of firm contracts and options amounted to approximately EUR 1,557 million (compared to EUR 780 million as of December 31, 2022), comprising EUR 1,379 million from fixed term contracts and EUR 178 million from options (compared to a split of EUR 653 million from firm fixed term contracts and EUR 127 million from options as of December 31, 2022).

It may also be difficult for the Cadeler Group to obtain future employment for its vessels and, as a result, utilization may decrease. Windfarm installation projects are tendered and awarded at irregular intervals and installation projects in certain locations are seasonal, particularly as a result of weather-related seasonality. Consequently, the Cadeler Group’s vessels may need to be deployed on lower-yielding work or remain idle, resulting in periods without any compensation to the Cadeler Group. There can also be off-hire periods as a consequence of accidents, technical breakdown and non-performance, as experienced with the crane accident in 2018 (see “—The Cadeler Group is exposed to hazards that are inherent to offshore operations, and damages may not be covered by insurance”) or due to maintenance or upgrades, such as the two Operating O-Class Vessels which were off-hire for approximately six months as a result of the crane upgrades nearing completion as of the date of this Annual Report on Form 20-F.

The cancellation, amendments to or postponement of one or more contracts can have a material adverse impact on the Cadeler Group’s revenue and may thus affect the pricing of the Cadeler Shares. For example, the Cadeler Group narrowed its guidance for the financial year ended December 31, 2022 due to upstream delay as a result of a subcontractor on a project being unable to operate as planned. While the Cadeler Group has generally not had a history of cancellations, amendments or postponement of its contracts, there can be no assurance that such cancellations, amendments or postponements will not occur in the future. As the Cadeler Group currently has only four Operating Vessels in its fleet, the Cadeler Group’s business, prospects and financial results and condition could be materially impacted if any of these vessels became disabled or otherwise unable to operate for an extended period.

The Cadeler Group faces other contractual and non-contractual legal risks related to its operations, which may expose the Cadeler Group to financial loss.

The Cadeler Group may fail to fulfil its contractual obligations under the customer contracts or other commercial contracts. For example, the Cadeler Group experienced a crane accident in 2018 following which the vessel involved was out of operation for more than a year causing both a claim from the charterers and lost revenue for the period. In addition, the Cadeler Group may be in breach of warranties made to customers if the vessels lack the required specifications or are otherwise unsuitable or unable to perform as required under the relevant contracts. In such cases, the customer contracts could be terminated and/or the Cadeler Group held liable for the relevant charterer’s losses.

Contract terms may also not be sufficient to protect the Cadeler Group from liability with respect to installation works. The Cadeler Group could be liable to third parties who are involved or have an interest in the various projects involving the Cadeler Group’s vessels. The Cadeler Group may also face claims for damages from customers based on, for example, poor workmanship. Some of these liabilities and/or losses may not be covered by the Cadeler Group’s insurance policies or otherwise indemnified.

The ordering, construction and delivery of new build vessels and upgrades to existing vessels is subject to various risks and uncertainties, including forward-looking assessments which could turn out to be incorrect, and requires substantial financing which may not be available at favorable terms or at all.

The Cadeler Group may from time to time order additional new vessels, such as the ordering of the New Builds and the entering into a letter of intent regarding the construction of an additional New Build, upgrades of existing vessels, such as the recent crane upgrades for both Operating O-Class Vessels.

The ordering, construction, supervision and delivery of such new build vessels or upgrades to existing vessels is subject to a number of risks, including the risk of cost overruns and delays. Further, when such vessels or upgraded vessels are delivered, they are subject to market risk at the time of delivery including fulfilling conditions in any pre-committed customer contracts for such vessels or upgraded vessels, and the risk of failure to secure future employment of the new or upgraded vessels at satisfactory rates, which could have a material adverse effect on the financial performance of the Cadeler Group. If the Cadeler Group is not able to procure the New Builds, similar new build vessels or vessel upgrades in the future, this could have an adverse impact on the Cadeler Group’s business, prospects and financial results and condition.

The offshore wind installation market is a fast-moving market with a relatively long leadtime on delivery of new build vessels with the specifications needed to bid on, and win, wind farm installation contracts. The Cadeler Group must correctly predict future supply of and demand for wind farm installation vessels and continuously assess the attractiveness of securing a contract for the construction of additional vessels. When making such assessments, the Cadeler Group considers a number of uncertainties and factors, including expected supply and demand (see also “—The Cadeler Group could be materially adversely affected if demand for the Cadeler Group’s services is lower than anticipated or decreases, including as a result of oversupply, changing trends in the energy market or a deterioration of the Cadeler Group’s market reputation and client relationships”), construction time, the price of construction and the expected development in construction prices, technological development in the offshore wind installation market and financing possibilities. If the Cadeler Group fails to correctly and timely assess the need for placing orders for additional vessels, the Cadeler Group may miss out on attractive contract opportunities due to capacity constraints and lose market share or incur costs of construction without being able to secure contracts for such new build vessels on commercially attractive terms or at all.

Ordering new build vessels will increase capital expenditures (consisting of the purchase price and associated costs) materially and thus requires significant debt or equity financing. The vast majority of the agreed construction costs for the New Builds is fixed. However, some elements of the construction contract pricing are subject to variation. As a result, the total construction costs for the New Builds could increase, and the Cadeler Group may be unable to pass on such higher costs to its customers, which could have an adverse impact on its financial results.

The aggregate capital expenditures for the New Builds are approximately EUR 1.8 billion, of which EUR 437 million has already been paid. The remaining scheduled payments will fall due during the period from 2024 to 2026. In addition, the cost of the recent crane upgrades for the Operating O-Class Vessels has been financed through the New Debt Facility (as defined below) with a term loan of up to EUR 100 million (8.5 year tenor) guaranteed by The Danish Export and Investment Fund of Denmark (EIFO). In connection with the Business Combination, the Cadeler Group acquired the New Credit Facility (as defined below) which finances approximately 65% of the purchase cost of the M-Class New Builds. On December 22, 2023, Cadeler and two of its subsidiaries, WIND N1064 Limited and WIND N1063 Limited, entered into a Sinosure-backed green term loan facility of up to EUR 425 million (12 year tenor) to finance the purchase of the P-Class New Builds (the “P-Class Facility”). Further financing will be required from 2025 in connection with milestone payments for the A-Class New Builds. The Cadeler Group’s management expects to require approximately EUR 450 million of additional funding for the A-Class New Builds. Cadeler currently has a letter of intent in place for the order of one additional A-Class New Build. There can be no guarantee that the financing of such new builds and any future upgrades can be obtained on attractive terms or at all. If the required financing is not obtained, the Cadeler Group may default on its obligations and be liable towards the relevant yard and/or other suppliers of goods and services related thereto, and the Cadeler Group may not be able to expand its fleet and thereby maintain its competitive position. The Cadeler Group may seek to obtain the required financing through capital markets or debt financing. Should the Cadeler Group not be able to secure the needed financing, in part or in whole, for example due to unattractive terms such as unfavorable interest rates, the Cadeler Group may be required to postpone future investments (including orders for new build vessels). If, in connection with an equity financing, the demand for or price of the Cadeler Shares is lower than historically experienced, this could result in significant dilution of the shareholding of existing holders of Cadeler Shares (the “Cadeler Shareholders”) and a decrease in the price of the Cadeler Shares.

The Cadeler Group typically derives its revenue from a small number of customers, and the loss or default of any such customer could result in a significant loss of revenue and adversely affect the Cadeler Group’s business.

The Cadeler Group has historically had a high customer concentration as a result of the small number of vessels in its fleet and the typical duration of its projects. For example, in 2022 and 2023, the entirety of the Cadeler Group’s revenue was generated from a small number of customers. As of December 31, 2023, the Cadeler Group’s backlog comprised ten customers. Consequently, if the Cadeler Group loses any of its most significant customers or any of them fail to pay for the services provided by the Cadeler Group or enters into bankruptcy, the Cadeler Group’s revenue could be materially adversely affected. The loss of one or more significant customers, or a decline in the number of projects or consideration paid for the Cadeler Group’s services under the Cadeler Group’s contracts with significant customers, would affect the Cadeler Group’s revenue and cash flow, and could have a material adverse effect on the Cadeler Group’s business, prospects and financial results and condition. Additionally, any delay of a project for one or more of the Cadeler Group’s most significant customers could affect the Cadeler Group’s revenue, the utilization of its vessels and potentially the ability to fulfil other contracts. Many of the Cadeler Group’s contracts contain options for additional work, which, if exercised, would generate additional revenue. If such options are not exercised to the extent the Cadeler Group expects based on its historic experience, the Cadeler Group’s revenue could be substantially lower than anticipated.

The Cadeler Group has identified material weaknesses in internal control over financial reporting. If the Cadeler Group fails to maintain an effective system of internal control over financial reporting, it may not be able to accurately report financial results in a timely manner or prevent fraud, which may adversely affect its business and the market price of the Cadeler ADSs and Cadeler Shares.

In connection with the audits of its financial statements for the years ended December 31, 2023, 2022 and 2021, the Cadeler Group and its independent registered public accounting firm have identified material weaknesses related to the Cadeler Group’s internal control over financial reporting driven by (i) a lack of formalized risk assessment and documented procedures in relation to the Company’s business processes and entity level controls, lack of evidence of performing internal controls including the completeness and accuracy of information used in the execution of controls, and lack of monitoring control activities, and (ii) lack of internal controls over change management and access management in the relevant financial information technology (“IT”) systems required to support effective internal control framework. The Cadeler Group believes that these material weaknesses continue to exist as of the date hereof.

As defined in the standards established by the U.S. Public Company Accounting Oversight Board (“PCAOB”), a material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Cadeler Group’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified relate to existing processes to assess risk and to design and implement effective control activities. In particular, the Cadeler Group does not have formalized risk assessment, oversight and compliance processes or formalized control descriptions for all key controls. Where process and control descriptions do exist, they do not necessarily include all relevant information to enable the operating effectiveness of such controls. Where control activities are dependent on IT applications or certain information or reports, currently there are no documented internal controls to assess the completeness and accuracy of such information. The Cadeler Group also does not currently monitor control activities and identified control deficiencies; thus, the Cadeler Group is unable to evaluate whether other deficiencies, individually or in combination, result in a reasonable possibility that a material misstatement of the financial statements would not be prevented or detected on a timely basis.

The Cadeler Group has recently initiated steps aimed at remediation of the identified material weaknesses and strengthening of internal controls over financial reporting such as development and implementation of formal processes, internal controls (including IT general controls covering access and change management as well as cyber risks), and documentation relating to financial reporting and expects this project to be completed in the first half of 2024, with the updated internal control framework to begin operating in the first half of 2024, although the project may take longer than currently expected. The remediation plan and actions that the Cadeler Group is taking are subject to ongoing executive management review and will also be subject to audit committee oversight.

However, the Cadeler Group’s remediation plan and related actions may not fully address the material weaknesses identified in its internal controls over financial reporting and the Cadeler Group cannot guarantee that it will be successful in remediating the material weaknesses it has identified to date. A failure to remediate such material weaknesses or a failure to discover and address any other material weaknesses or significant deficiencies in the future could result in inaccuracies in the Cadeler Group’s consolidated financial statements and impair its ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis.

Management’s certification under Section 404 of the U.S. Sarbanes Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), is included in Item 15 of this Annual Report on Form 20-F. In addition, once the Cadeler Group ceases to be an “emerging growth company,” as such term is defined in Section 2(a)(19) of the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), the Cadeler Group’s independent registered public accounting firm will attest to and report on the effectiveness of the Cadeler Group’s internal control over financial reporting. Currently, the Cadeler Group expects that independent registered public accounting firm attestation requirement to be applicable beginning with its Annual Report on Form 20-F for the year ending December 31, 2024.

The Cadeler Group has recently become a public company, and its reporting obligations may place a significant strain on management, operational and financial resources, and systems for the foreseeable future. The Cadeler Group may be unable to timely complete its evaluation testing and any required remediation. As a result, the Cadeler Group anticipates investing significant resources to enhance and maintain its financial controls, reporting system and procedures over the coming years.

While documenting and testing internal control procedures, in order to satisfy the future requirements of Section 404 as applicable to the Cadeler Group, the Cadeler Group may identify other weaknesses and deficiencies in internal control over financial reporting. If the Cadeler Group fails to maintain the adequacy of its internal controls over financial reporting, as these requirements are modified, supplemented or amended from time to time, management may not be able to conclude on an ongoing basis that the Cadeler Group has effective internal control over financial reporting in accordance with Section 404.

Generally, the failure to achieve and maintain an effective internal control environment could result in material misstatements in the Cadeler Group’s financial statements and could also impair the Cadeler Group’s ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, the Cadeler Group’s business, prospects and financial results and condition, as well as the trading price of Cadeler Shares and Cadeler ADSs, may be materially and adversely affected.

The Cadeler Group is dependent on technical, maintenance, transportation and other commercial services from third parties.

The Cadeler Group is and will continue to be dependent on technical, maintenance, transportation and other commercial services from third parties to manage its vessels and fulfil its contractual obligations. Performance by such service providers is critical. If third-party service providers, such as those involved in assisting the Cadeler Group in seafastening design, fabrication, installation and various technical services, fail to perform at an optimal level, this could materially and adversely affect the Cadeler Group’s ability to complete its contracts, as well as its business, prospects and financial results and condition, including its ability to be compliant with the financial covenants under its financing arrangements. For example, the Cadeler Group experienced a third-party supplier being delayed in connection with the repair following Wind Osprey’s crane accident in 2018, which extended the downtime period. Additionally, the Cadeler Group narrowed its guidance for the financial year ended December 31, 2022 due to upstream delay as a result of a subcontractor on a project being unable to operate as planned. If the amount the Cadeler Group is required to pay for subcontractors, equipment or supplies exceed what has been estimated, the profitability of the commercial employment of its vessels may be adversely affected. If a subcontractor, supplier, or manufacturer fails to provide services, supplies or equipment as required under a contract for any reason, the Cadeler Group may be required to source such services, supplies or equipment from other third parties, which could lead to delays or higher prices than anticipated.

The Cadeler Group relies on third-party contractors, suppliers, vendors, joint venture partners and other parties for the engineering design, procurement of materials, equipment, and services for the performance of work on the Cadeler Group’s projects. The successful completion of these projects depends on the ability of these third parties to perform their contractual obligations and is subject to factors beyond the Cadeler Group’s control, including actions or omissions by these parties and their subcontractors. Any non-performance, or a failure by such third parties to perform their contractual obligations to a satisfactory standard could result in delays to the planned project timelines, which could in turn result in late penalties or fines being imposed on the Cadeler Group.

The Cadeler Group could be materially adversely affected by increased supply of offshore wind farm installation services as a result of new competitors entering the market or existing competitors expanding their fleet of suitable vessels.

The industry in which the Cadeler Group operates is in management’s view characterized by a limited supply of efficient offshore wind farm installation services as a limited number of vessels are available and fit for the specific needs of, and trusted by, customers. Consequently, it may be difficult or expensive for customers of the Cadeler Group to find efficient alternative suppliers for their contracts in the near term, and it may be even more difficult for customers in the long term to find trusted suppliers of efficient offshore wind farm installation vessels once the new generation of larger turbines (capable of producing 15-20MW of electricity) is being rolled out, which the Cadeler Group expects will occur towards the end of the current decade. Since supply of offshore wind farm installation services depends on the number of vessels dedicated to such services, market conditions may change significantly if one or multiple existing or new competitors of the Cadeler Group were to order new build vessels or modify existing vessels to fit the future needs of the offshore wind farm industry. It is the Cadeler Group’s assessment that over the past decade there has been a general increase in the number of players active in the wind farm industry. Should similar developments occur in the market for offshore wind farm installation, the Cadeler Group may experience increased competition. Any increase in the supply of offshore wind farm installation services may result in a decrease in the prices that the Cadeler Group is able to obtain for its services. As the Cadeler Group currently only operates within the market for offshore wind farm transportation, installation and maintenance, it is more exposed to any changes in prices within the industry or utilization of its vessels compared to those of its competitors having multiple sources of revenue. See also “—The Cadeler Group faces competition from industry participants who may have greater resources than the Cadeler Group.”

The Cadeler Group could be materially adversely affected if demand for the Cadeler Group’s services is lower than anticipated or decreases, including as a result of oversupply, changing trends in the energy market or a deterioration of the Cadeler Group’s market reputation and client relationships.

The Cadeler Group relies on revenue generated from windfarm installation and related maintenance. The lack of diversification in Cadeler’s sources of revenue makes the Cadeler Group vulnerable to adverse developments or periods of low demand in the market in which it operates. The demand for the Cadeler Group’s services may be volatile and is subject to variations for a number of reasons, including uncertainty in future demand and regulatory changes. For example, the U.K. market for offshore wind energy has recently experienced certain challenges, including delays in relevant supply chains and government approvals, which could adversely affect the number of projects in that market in the future, and there is a risk that similar challenges also affect other countries. In case of delays on multiple projects, it may be difficult for the Cadeler Group to adapt, which would impact its revenue stream but also potentially compliance with its financing covenants. Due to the fact that the Cadeler Group invests in capital assets with life-spans of approximately 25 years and that market visibility beyond 10 years is difficult to estimate, the Cadeler Group’s long-term performance and growth depend heavily on the supply of vessels relative to market demand. Any oversupply of vessels compared to the market demand for such vessels or similar capacity could cause contract rates to decline, and falling rates could materially adversely affect the Cadeler Group’s financial performance and results of operations. As the Cadeler Group’s vessels are highly specialized for windfarm installation, redeploying them to other sectors of the marine industry may be difficult or impossible to achieve, both practically and commercially.

The wind energy market is affected by the price and availability of other energy sources, including nuclear, coal, natural gas and oil, as well as other sources of renewable energy. To the extent renewable energy, particularly wind energy, becomes less cost-competitive due to reduced government targets, increases in the cost of wind energy, new regulations or incentives that favor alternative renewable energy, cheaper, more efficient or otherwise more attractive alternatives or otherwise, demand for wind energy and other forms of renewable energy could decrease. Slow growth or a long-term reduction in the demand for wind energy could in turn reduce the demand for the Cadeler Group’s services, which could have a material adverse effect on the Cadeler Group’s business, prospects and financial results and condition.

In addition, market reputation and customer relationships are key factors to securing contracts and establishing long-lasting customer relations. For example, it is the Cadeler Group’s assessment that its market reputation and customer relationships have enabled the Cadeler Group to secure contracts for its New Builds before they are delivered. Adverse changes to the Cadeler Group’s customer relations or market reputation could result in a decrease in demand for the Cadeler Group’s services, resulting in a significant loss of revenue and adversely affecting the Cadeler Group’s business including the ability to secure future contracts.

The Cadeler Group faces competition from industry participants who may have greater resources than the Cadeler Group.

The markets in which the Cadeler Group operates are competitive and the Cadeler Group’s business is subject to risks associated with competition from new and existing industry participants. The Cadeler Group has a number of well-established competitors, including DEME Offshore, Jan de Nul (both Belgium-headquartered), Fred. Olsen (UK-headquartered) and Van Oord (Netherlands-headquartered). In addition, there are a growing number of players with specialist vessels on order. Seaway7, Dominion Energy, Maersk and Havfram, for example, each has a newbuild vessel (or vessels) either on order or currently under construction. These companies will directly compete (and in a number of cases are already directly competing) with the Cadeler Group in tenders for wind foundation and turbine installation projects. There can be no assurances that the Cadeler Group will be able to maintain or improve its competitive position or continue to meet changes in the competitive environment, including when entering new markets. In addition, certain of the Cadeler Group’s competitors may have more resources and better access to capital than the Cadeler Group. For example, new and existing competitors may have greater financial resources, customer support, technical and marketing resources, larger customer bases, longer operating histories, greater name recognition or more established relationships in the industry. These industry participants compete with the Cadeler Group based on, among other things, price, service portfolio, technology, location and vessel availability. There is no assurance that the Cadeler Group will have the resources and expertise to compete successfully in the future, that it will be able to succeed in the face of current or future competition, or that it will be successful when entering new markets. Increased competition in the markets where the Cadeler Group operates or which it may enter could lead to reduced profitability and/or future growth opportunities for the Cadeler Group. The failure of the Cadeler Group to secure future growth, maintain or improve its competitiveness and respond to increased competition may have a material adverse effect on the Cadeler Group’s business, prospects and financial results and condition.

Technological progress might render the technologies used by the Cadeler Group obsolete or less profitable.

The offshore wind sector in which the Cadeler Group operates is affected by constant technological development. To maintain a successful and profitable business, the Cadeler Group must keep pace with technological developments and changing standards to meet the evolving demands of existing and potential customers. For example, the Cadeler Group is dependent on its ability to improve existing services and installation vessels to meet future demand and anticipate and respond to major changes in technology and industry standards. If the Cadeler Group fails to adequately respond to the technological changes in its industry, make the necessary capital investments, or is not suited to offer commercially competitive products and implement commercially competitive services, the Cadeler Group’s business, prospects and financial results and condition may be adversely affected.

Competitors’ vessels have previously become obsolete due to the growth in the size of turbines only 10 years into their lifespan. Although the Cadeler Group seeks to build vessels that can be upgraded, as demonstrated by the recent crane upgrades to its two Operating O-Class Vessels, there is no certainty that such vessels will remain viable for the entirety of their planned 25-year lifespan. In addition, as the vessels are unique to the wind industry, they cannot easily be repurposed for use in other segments of the marine industry. A movement towards other energy sectors or the development of new technology could render the Cadeler Group’s vessels obsolete, and the Cadeler Group may not be able to secure alternative contracts or revenue on attractive terms, if at all.

Future customer contracts may not be obtained at all, or on materially different terms than described herein.

While the Cadeler Group has previously entered into vessel reservation agreements, preferred bidder agreements and letters of intent for contracts with customers, there can be no assurance that such vessel reservation agreements, preferred bidder agreements or letters of intent will actually result in customer contracts and revenue for the Cadeler Group, or if such contracts are entered into, that they will be entered into on the terms expected by the Cadeler Group. Although the Cadeler Group’s vessel reservation and preferred bidder agreements typically contain clauses providing for the payment of customary compensation to the Cadeler Group should such agreements not result in a firm contract in line with market practice, there can be no assurance that such compensation will be paid if and to the extent owed. Additionally, many of the Cadeler Group’s contracts include options exercisable in the sole discretion of the relevant customer, and there can be no assurance that such options will be exercised and result in additional revenue being realized.

Expected and/or estimated contract terms as indicated in this Annual Report on Form 20-F regarding specifications, commercial terms and delivery schedules are only current estimates by the Cadeler Group, and may end up being materially different than expected (if such contracts are entered into at all).

The Cadeler Group operates across multiple jurisdictions and is thereby exposed to a number of risks inherent in international operations, including political, civil or economic disturbance.

The Cadeler Group operates in multiple jurisdictions and serves a wide range of customers. As a result, the Cadeler Group is exposed to risks that are inherent to conducting international operations, some of which are due to factors beyond the Cadeler Group’s control, including:

●	terrorist acts, war, civil disturbances and military actions;
●	seizure, nationalization or expropriation of property or equipment;
●	political unrest or revolutions;
●	acts of piracy;
●	actions by environmental organizations;
●	public health threats, and outbreaks of contagious diseases and pandemics;
●	global warming and extreme weather events;
●	restrictions on the ability to repatriate income or capital;
●	complications associated with repairing and replacing vessels and equipment in remote locations;
●	delays or difficulties in obtaining necessary visas and work permits for employees;
●	wage and price controls imposed by the relevant authorities; and
●	the imposition of trade barriers, moratoriums or sanctions and other forms of government regulation.

Some of these risks could limit or disrupt the Cadeler Group’s operations (for example, by requiring or resulting in the evacuation of personnel, cancellation of contracts, or the loss of personnel, vessels or assets), impose practical or legal barriers to the Cadeler Group’s continued operations, or negatively impact the profitability of those operations, and could therefore have a material adverse effect on the Cadeler Group’s business, prospects and financial results and condition.

The Cadeler Group is exposed to risks related to macroeconomic factors and geopolitical conditions.

The Cadeler Group is exposed to macroeconomic factors and geopolitical conditions. The international macroeconomic situation is currently characterized by material uncertainty, mainly due to the elevated levels of public debt in many of the leading global economies, increasing interest and inflation rates, the war in Ukraine, the imposition of sanctions against Russia, conflict in the Middle East, European energy crises and global supply-chain constraints. For example, the Cadeler Group has contracted with COSCO, a Chinese shipyard, for the delivery of the New Builds, and any problems that may affect China, whether geographically or geopolitically, the general availability of components or material needed, or the shipyard itself could lead to delayed delivery of any or all New Builds (see also “—The Cadeler Group only has a limited number of vessels and could be adversely impacted if any vessel is taken out of operation, or if there is a delay in delivery of any new build vessel” and “—The ordering, construction and delivery of new build vessels and upgrades of existing vessels is subject to various risks and uncertainties, including forward-looking assessments which could turn out to be incorrect, and requires substantial financing which may not be available at favorable terms or at all”). These macroeconomic conditions have had, and continuation or further worsening of these conditions could continue to have, material effects on the global economy and capital markets and could have material adverse effects on the Cadeler Group, its business, prospects and financial results and condition. Additionally, geopolitical tensions may have an impact on the future prospects of the markets in which the Cadeler Group operates and may increase the risks associated with the Cadeler Group’s operations.

On January 31, 2020, the United Kingdom withdrew from the EU (commonly known as “Brexit”). The Cadeler Group has a number of upcoming contracts in U.K. waters, which could be threatened or complicated due to the effects of Brexit. Furthermore, the United Kingdom is one of the largest markets in Europe for offshore wind and restrictions on market access could damage the Cadeler Group’s backlog and future revenue prospects. Brexit could therefore materially adversely affect the Cadeler Group’s business and customers.

If Cadeler’s vessels operate in countries or territories that are subject to restrictions, sanctions, or embargoes imposed by the U.S. government, the European Union, the United Nations, or other governments, it could lead to monetary fines or other penalties and adversely affect Cadeler’s reputation and the market for its shares and trading price.

Although Cadeler does not expect that its vessels will operate in countries or territories subject to country-wide or territory wide sanctions or embargoes imposed by the U.S. government and other authorities in violation of applicable sanctions laws, and Cadeler endeavors to take precautions reasonably designed to mitigate the risk of such activities, it is possible that such vessels may call on ports located, and/or otherwise, operate in countries or territories subject to such sanctions, including on charterers’ instructions and/or without Cadeler’s consent. In addition, certain of Cadeler’s New Builds are being built in China, which depending on the developments in the geopolitics environment in that region, may further expose Cadeler to certain restrictions. Similarly, Cadeler’s supply chain for spare parts for the vessels or secondary steel deliveries needs to be monitored closely and may be limited due to these restrictions, which could result in Cadeler not being able to source such spare parts from certain suppliers.

Failure to comply with the U.S. Foreign Corrupt Practices Act could result in fines, criminal penalties, contract terminations and have an adverse effect on the Cadeler Group’s business.

The Cadeler Group operates in a number of countries throughout the world, including countries known to have a reputation for corruption. The Cadeler Group is committed to doing business in accordance with applicable anti-corruption laws including the U.S. Foreign Corrupt Practices Act of 1977 (“FCPA”), U.K. Bribery Act, the Danish Criminal Code and other applicable anti-corruption laws. The Cadeler Group is subject, however, to the risk that Cadeler, its affiliated entities or its officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the FCPA and U.K. Bribery Act. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties and curtailment of operations in certain jurisdictions, and might adversely affect the Cadeler Group’s business, prospects and financial results and condition. In addition, actual or alleged violations could damage Cadeler’s reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and has the potential to consume significant time and attention of Cadeler’s senior management.

Breakdowns in the Cadeler Group’s information technology and/or noncompliance with data protection laws could negatively impact the Cadeler Group’s business, including its ability to service customers.

The Cadeler Group’s ability to operate its business and service its customers is dependent on the continued operation of the Cadeler Group’s IT systems, including those relating to the location, operation, maintenance and employment of the Cadeler Group’s vessels. The Cadeler Group’s IT systems could be compromised by a malicious third party or employee (see also “—A cybersecurity attack could materially disrupt the Cadeler Group’s business”), man-made or natural events, or the inadvertent actions or inactions by the Cadeler Group’s employees and third-party service providers. If the Cadeler Group’s IT systems experience a breakdown, the Cadeler Group’s business information could be lost, destroyed, disclosed, misappropriated, altered or accessed without consent, and the Cadeler Group’s IT systems, or those of its service providers, may be disrupted.

Any breakdown in the Cadeler Group’s IT systems could lead to lost revenues resulting from a loss in competitive advantage due to the unauthorized disclosure, alteration, destruction or use of proprietary information, the failure to retain or attract customers, the disruption of critical business processes or IT systems and the diversion of management’s attention and resources. In addition, such breakdown could result in significant remediation costs, including repairing system damage, engaging third-party experts, deploying additional personnel, training employees and compensation or incentives offered to third parties whose data has been compromised. The Cadeler Group may also be subject to legal claims or legal proceedings, including regulatory investigations and actions, and the attendant legal fees as well as potential settlements, judgments and fines.

In addition, data protection laws apply to the Cadeler Group in certain countries in which it does business. Specifically, the EU General Data Protection Regulation (“GDPR”) imposes penalties of up to a maximum of 4% of global annual turnover for breaches thereof. The GDPR requires mandatory breach notification, the standard for which is also followed outside the EU (particularly in Asia). Non-compliance with data protection laws could expose the Cadeler Group to regulatory investigations, which could result in fines and penalties. In addition to imposing fines, regulators may issue orders to stop processing personal data, which could disrupt operations. The Cadeler Group could also be subject to litigation from persons or corporations allegedly affected by data protection violations. Any violation of these laws or harm to the Cadeler Group’s reputation could have a material adverse effect on the Cadeler Group’s business, prospects and financial results and condition.

A cybersecurity attack could materially disrupt the Cadeler Group’s business.

The efficient operation of the Cadeler Group’s business, including processing, transmitting and storing electronic and financial information, is dependent on computer hardware and software systems. IT systems are vulnerable to security breaches by computer hackers and cyber terrorists. The Cadeler Group relies on industry accepted security measures and technology (including a cloud-based solution provided by Microsoft including their E5 security suite) to securely maintain confidential and proprietary information maintained on its information systems. However, such measures and technology may not adequately prevent security breaches. Therefore, the Cadeler Group’s operations and business administration could be targeted by individuals or groups seeking to sabotage or disrupt such systems and networks, or to steal data, and as a result these systems may be damaged, shut down or cease to function properly (whether due to planned upgrades, force majeure, telecommunications failures, hardware or software break-ins or viruses, other cybersecurity incidents or otherwise), which could have a material adverse effect on the Cadeler Group’s reputation as well as its business, prospects and financial results and condition.

Cybersecurity attacks may result in disruptions to the Cadeler Group’s operations or in business data being temporarily unreadable, and cyber criminals may demand ransoms in exchange for de-encrypting such data. As cybersecurity attacks become increasingly sophisticated, and as tools and resources become more readily available to malicious third parties, there can be no guarantee that the Cadeler Group’s actions, security measures and controls designed to prevent, detect or respond to intrusion, to limit access to data, to prevent destruction or alteration of data or to limit the negative impact from such attacks, can provide absolute security against compromise. Even without actual breaches of information security, protection against increasingly sophisticated and prevalent cybersecurity attacks may result in significant future prevention, detection, response and management costs, or other costs, including the deployment of additional cybersecurity technologies, engaging third-party experts, deploying additional personnel and training employees. Further, as cybersecurity threats are continually evolving, the Cadeler Group’s controls and procedures may become inadequate, and the Cadeler Group may be required to devote additional resources to modify or enhance its systems in the future. Such expenses could have a material adverse effect on the Cadeler Group’s business, prospects and financial results and condition.

A successful cybersecurity attack could materially disrupt the Cadeler Group’s operations or result in the unauthorized release or alteration of information in the Cadeler Group’s systems, particularly if the Cadeler Group’s IT systems were affected for extended periods. Any cybersecurity attack could also result in significant expenses to investigate and repair security breaches or system damages and could lead to litigation, fines, other remedial action, heightened regulatory scrutiny, diminished customer confidence and damage to the Cadeler Group’s reputation. The Cadeler Group does not currently maintain cyber-liability insurance to cover such losses. As a result, a cybersecurity attack or other breach of any such IT systems could have a material adverse effect on the Cadeler Group’s business, prospects and financial results and condition.

The Cadeler Group is subject to restrictive covenants and conditions pursuant to its financing agreements.

The Cadeler Group has entered and will in the future enter into debt financing agreements, including, but not limited to, the Debt Facility, the Holdco Facility, the P-Class Facility and the New Debt Facility (as defined below). See also Item 5.B. “Liquidity and Capital Resources—Financing Arrangements” of this Annual Report on Form 20-F. Such agreements and arrangements contain many terms, conditions and covenants that may be challenging to comply with, restrict the Cadeler Group’s ability to obtain new debt or other financing and/or restrict the Cadeler Group’s freedom to operate.

For instance, there are specific financial covenants in the Debt Facility with respect to the minimum liquidity of the Cadeler Group, fair market value of the Operating O-Class Vessels and equity ratio of the Cadeler Group. Similar financial covenants are included in the New Debt Facility, which also includes a financial covenant with respect to working capital. Failure to meet any of these covenants could trigger the mandatory repayment of the Debt Facility and may thus have an adverse effect on the financial position of the Cadeler Group. Additionally, the Debt Facility, the Holdco Facility and the P-Class Facility each are subject to certain change of control provisions and contain covenants restricting the payments of dividends.

Since the Cadeler Group currently only has four Operating Vessels in operation, its ability to be compliant with financial covenant requirements pursuant to its financing arrangements will to a great extent depend on the market value of these vessels and their ability to generate revenue until the Cadeler Group’s ordered New Builds are delivered. If future cash flows are insufficient to meet all of the Cadeler Group’s financial obligations and contractual commitments, any such insufficiency could negatively impact the Cadeler Group’s business. To the extent that the Cadeler Group is unable to repay any indebtedness as it becomes due or at maturity, the Cadeler Group may need to refinance its debt, raise new debt, sell assets or repay the debt with proceeds from equity offerings.

The Cadeler Group’s indebtedness could affect the Cadeler Group’s future operations, since a portion of the Cadeler Group’s cash flow from operations will be dedicated to the payment of interest and principal on such indebtedness and will not be available for other purposes. Covenants may or will require the Cadeler Group to meet certain financial tests and non-financial tests, which may affect the Cadeler Group’s flexibility in planning for, and reacting to, changes in its business or economic conditions, and may limit the Cadeler Group’s ability to dispose of assets or place restrictions on the use of proceeds from such dispositions. Such covenants may also limit the Cadeler Group’s ability to withstand current or future economic or industry downturns, to compete with others in the Cadeler Group’s industry for strategic opportunities, or to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate and other purposes. See also “—Risks Related to the Business Combination—As a result of the Business Combination, the Cadeler Group faces financial risk due to its level of indebtedness.”

Litigation proceedings could have a material adverse impact on the business, prospects and financial results and condition of the Cadeler Group.

The nature of the business of the Cadeler Group from time to time results in clients, subcontractors, employees/manning agencies or vendors claiming, among other things, recovery of costs related to accidents, contracts and projects. The crane accident in 2018 on Wind Osprey, for example, resulted in a claim from the charterers of EUR 6.25 million as well as personal injury claims by four seafarers involved in the accident. The outcome of these claims is uncertain. Should any of the Cadeler Group’s vessels experience or be involved in any future incidents of a similar nature, the Cadeler Group may be subject to further claims and litigation. Litigation outcomes are unpredictable and may result in reputational damage as well as fines, penalties or other sanctions imposed by governmental authorities or general damages payable by the Cadeler Group in respect of third-party claims such as for example, personal injury claims, employment related claims or property damage.

As part of the Cadeler Group’s windfarm installation operations, it manages large, high-value components. In addition, as the Cadeler Group takes on full-service foundations projects (such as the Hornsea 3 offshore wind farm in the UK), it is exposed to an increasingly complex scope of work encompassing technical design, engineering and construction. Any claims from its clients, subcontractors or vendors resulting from damage to component parts while within the Cadeler Group’s control, or defects in construction works carried out by the Cadeler Group, may be significant and could also require extensive resources to assess and defend the Cadeler Group against potential claims and litigation, including under professional liability or warranty obligations, which could have a material adverse effect on the Cadeler Group’s business, prospects and financial results and condition.

The Cadeler Group’s insurance coverage may be inadequate to protect the Cadeler Group from liabilities that could arise in its business.

Although the Cadeler Group maintains insurance coverage against certain risks related to its business, risks may arise for which the Cadeler Group is not insured, or which are outside the scope of its existing insurance coverage. In addition, claims covered by insurance are subject to deductibles, the aggregate amount of which could be material, and certain policies impose caps on coverage or certain carve-outs. Insurance policies are also subject to compliance with certain conditions, the failure of which could lead to a denial of coverage as to a particular claim or the voiding of a particular insurance policy. There can be no assurance that existing insurance coverage will be renewed at commercially reasonable rates or that available coverage will be adequate to cover future claims. If a loss occurs that is partially or completely uninsured, or the carrier is unable or unwilling to cover the Cadeler Group’s claim with respect to such loss, the Cadeler Group could be exposed to substantial liability. Further, to the extent that the proceeds from its insurance are not sufficient to repair or replace a damaged asset, the Cadeler Group would be required to expend funds to supplement the insurance proceeds and in certain circumstances may decide that such expenditures are not justified, which, in either case, could adversely affect the Cadeler Group’s business, prospects and financial results and condition.

The Cadeler Group faces risks related to recruiting and retaining key personnel, and any loss of senior management or failure to recruit or retain highly skilled personnel could have a material adverse effect on the Cadeler Group’s operations.

The Cadeler Group’s continued success is largely dependent on its ability to recruit, retain and develop skilled personnel for its business. The market for qualified personnel is highly competitive and the Cadeler Group cannot be certain that it will be successful in attracting and retaining key personnel and crewing its vessels in the future. If the Cadeler Group loses any members of its senior management or other key individuals, or fails to hire, train and retain qualified employees, it may not be able to compete effectively and may have increased incident rates as well as regulatory and other compliance failures, which could have a material adverse effect on the Cadeler Group’s business, prospects and financial results and condition. Difficulty in hiring and retaining qualified personnel could also adversely affect the Cadeler Group’s results of operations.

If key employees depart because of uncertainty about their future roles (whether as a result of the recent Business Combination or otherwise), the Cadeler Group’s business, prospects and financial results and condition could be materially and adversely affected.

The Cadeler Group is exposed to counterparty credit risks relating to its key customers and certain other third parties.

The Cadeler Group is subject to risks of loss resulting from the non-payment or non-performance by third parties of their obligations. Although the Cadeler Group monitors and manages counterparty risks, some of the Cadeler Group’s customers and other counterparties may be highly leveraged and subject to their own operating, financial and regulatory risks. For example, some of the Cadeler Group’s contractual counterparts are special purpose vehicles created for the purpose of carrying out a specific offshore wind farm project. These special purpose vehicles typically have limited assets or capital, and the Cadeler Group is not always able to obtain parent or third-party performance or financial guarantees for such counterparts’ obligations. During periods of more challenging market environments, the Cadeler Group will be subject to an increased risk of customers seeking to repudiate contracts. The ability of the Cadeler Group’s customers to perform their contractual obligations may also be adversely affected by restricted credit markets and economic downturns. Any bankruptcy, insolvency or inability by the Cadeler Group’s customers affecting their ability to settle their debts or honor their obligations to the Cadeler Group when they fall due may adversely affect the Cadeler Group’s business, prospects and financial results and condition.

The Cadeler Group may fail to comply with applicable environmental laws and regulations, which could have an adverse effect on the Cadeler Group’s business, prospects and financial results and condition.

The Cadeler Group’s operations are subject to a variety of laws, regulations, and requirements controlling the discharge of various materials into the environment, requiring removal and clean-up of materials that may harm the environment, controlling carbon dioxide emissions, or otherwise relating to the protection of the environment in the countries in which the Cadeler Group operates. Such laws, regulations and requirements vary from jurisdiction to jurisdiction and the operations of the Cadeler Group may be negatively affected by changes in environmental laws and other regulations that can result in large expenses including modification of vessels and changes in the operation of vessels. A lack of harmonisation globally in relation to environmental, social and governance (“ESG”) reform and the different pace at which legislators and regulators across the globe operate creates uncertainty and the risk of fragmentation. New ESG regulation affects how the Cadeler Group can conduct it business as the compliance requirements increase.

Despite the Cadeler Group’s commitment to meet the environmental and other ESG requirements for the operation of its vessels, there is a risk that the Cadeler Group fails to comply with applicable laws and regulations. Non-compliance with environmental laws and regulations in any of the jurisdictions in which the Cadeler Group operates may result in increased costs, material fines, penalties, possible revocation of ability to do business or contract termination and could have a material adverse effect on the Cadeler Group’s business, prospects and financial results and condition.

The Cadeler Group may face increasing scrutiny related to environmental, social and governance as well as sustainability matters that may impact its business.

Recent years have seen an increase in investor and regulatory attention to ESG, including diversity and inclusion, environmental stewardship and transparency. A lack of harmonization globally in relation to ESG reform and the different pace at which legislators and regulators across the globe operate creates uncertainty and the risk of fragmentation. On March 6, 2024, the SEC adopted final rules for U.S. public companies that mandate significant new disclosures relating to climate-related risks, Scope 1 and Scope 2 greenhouse gas emissions and climate-related financial metrics. These rules, with which the Company will be required to comply when they become effective, impose to a certain extent different obligations than the Corporate Sustainability Reporting Directive adopted by the EU in January 2023. Failure by the Cadeler Group to comply with or meet applicable legal and regulatory requirements or stakeholder or market expectations in relation to ESG matters, or if the Cadeler Group is perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may expose the Cadeler Group to reputational damage, fines and other sanctions and its business and financial condition could be materially and adversely affected. Increasing attention to climate change, including the increasing societal expectations on businesses to address climate change, may result in increased costs, reduced profits, increased investigations and litigation, and negative impacts on the Cadeler Group’s ability to access capital markets.

While the Cadeler Group may at times engage in voluntary initiatives (such as voluntary disclosures, certifications, or goals, among others) to improve its ESG profile or to respond to stakeholder expectations, such initiatives may be costly and may not achieve the desired effect. For example, the Cadeler Group has set high standards and ambitions for its environmental responsibility, including its goal to run a carbon-neutral business by 2035. Achieving these goals will require emission reductions across the fleet, innovations in operations as well as research into reliable solutions for sequestering the greenhouse gases that the Cadeler Group cannot avoid emitting. Despite its efforts, there is a risk that the Cadeler Group will fail in meeting its environmental goals, for example due to failed technological advancements and failure in developing more eco-friendly vessels.

Expectations around the Cadeler Group’s management of ESG matters continue to evolve rapidly, in many instances due to factors that are out of the Cadeler Group’s control. If the Cadeler Group fails to, or is perceived to fail to, comply with or advance certain ESG initiatives (including the timeline and manner in which initiatives are completed), it may be subject to various adverse impacts, including reputational damage, allegations of “greenwashing” and potential stakeholder engagement and/or litigation, even if such initiatives are currently voluntary.

The Cadeler Group is subject to risks related to tax, including the applicability of tonnage taxation, and to changes in tax laws

Tax laws, regulations and treaties are highly complex and subject to interpretation. Consequently, the Cadeler Group is subject to changing tax laws, regulations and treaties in and between the countries in which it operates. Cadeler applies the tonnage tax scheme in Denmark for the vessels owned by the Cadeler Group. Under the Danish tonnage tax scheme, ship-owners (or bareboat charters) pay a fixed amount per net tonne at their disposal, rather than being taxed under a conventional corporate tax regime where a taxable income is calculated based on taxable revenue less tax-deductible expenses, depreciations and amortizations. As certain of the Cadeler Group’s vessels are registered in Cyprus and owned by subsidiaries organized in Cyprus, the Cadeler Group is also subject to tonnage taxation in Cyprus. In addition, certain of Cadeler’s subsidiaries are resident for taxation purposes in the United Kingdom and so are subject to corporation tax in the United Kingdom on their income. However, these subsidiaries have significant deferred tax assets for United Kingdom tax purposes (generated prior to Cadeler’s acquisition of such subsidiaries) that Cadeler expects will be available, subject to the operation of the United Kingdom’s rules restricting the use of carried-forward losses, to offset the United Kingdom corporation tax that would otherwise be payable by such subsidiaries until these tax attributes are exhausted.

From time to time, the Cadeler Group’s positions in respect of taxes, including tonnage taxation, may be subject to review or investigation by tax authorities in the jurisdictions in which the Cadeler Group operates. If any tax authority were to successfully challenge the Cadeler Group’s operational structure, the taxable presence of Cadeler’s subsidiaries in certain countries or the Cadeler Group’s interpretation of applicable tax laws and regulations, or if the Cadeler Group were to lose any other material tax dispute in any country, the result could be an increase in the Cadeler Group’s tax expenses and/or a higher effective tax rate. For instance, if the tax authorities in Denmark or Cyprus were to determine that income taxed under the tonnage tax regime should have been subject to corporate income tax instead, such income would be taxed at a higher rate. In addition, as Cadeler operates in various tax jurisdictions when carrying out wind farm installation projects, one or more foreign tax authorities could claim that Cadeler has a permanent establishment in such tax jurisdiction and Cadeler could, as a result, potentially be subject to taxation in such jurisdictions. The analysis of whether a permanent establishment exists depends on local interpretation of local tax rules and the impact on the Cadeler Group’s taxation in Denmark depends on whether or not a double tax treaty exists between Denmark and the relevant jurisdiction. As a general principle under local Danish tax law, income attributed to a permanent establishment abroad should not be included in the taxable income (computed for Danish tax purposes) of a Danish parent company, provided that the Danish tax authorities agree that the permanent establishment exists and that the allocation of profits and costs to such permanent establishment is correct. Thus, the risk is generally limited to the difference in tax rate between Denmark and the “permanent establishment country” leading to a different tax levied on the income attributed to the permanent establishment(s), excluding penalties and interest for any late payment. However, if the income attributable to the permanent establishment is taxed under the tonnage tax scheme in Denmark, such income would likely be subject to corporate income taxation in the permanent establishment country, and as a result such income may be taxed at a higher rate and could result in a higher tax payment by the Cadeler Group. In addition, potential fines and interest for late payment of taxes may be levied for noncompliance with foreign requirements for the registration of any such permanent establishment(s).

The Cadeler Group may also be affected by changes in global tax initiatives. For instance, in October 2021, members of the OECD agreed on a two-pillar approach to reform the international tax system: the so-called Pillar One rules, which reallocate profits to the market jurisdictions where sales arise versus physical presence, and the so-called Pillar Two rules, which are designed to compel multinational corporations with EUR 750 million or more in annual revenue to pay a minimum effective corporate tax rate of 15% on income received in each jurisdiction in which they operate. The reforms aim to level the playing field between countries by discouraging them from reducing their corporate income taxes to attract foreign business investment. The principal jurisdictions in which the Cadeler Group may be exposed to additional taxation as a result of the Pillar Two rules include Denmark and the United Kingdom (each of which has enacted legislation implementing the Pillar Two rules), as well as Cyprus (where public consultation on draft legislation is ongoing). The Cadeler Group is actively assessing the potential future impact of the Pillar Two rules on the Cadeler Group’s business. The Pillar Two rules could, however, have the effect of increasing the burden and costs of the Cadeler Group’s tax compliance, the amount of taxes the Cadeler Group incurs in the relevant jurisdictions and its global effective tax rate, and in turn have a material adverse impact on the Cadeler Group’s business, prospects and financial results and condition.

The Cadeler Group is dependent on certain certificates and approvals.

The Cadeler Group’s operations require a number of certificates and approvals from relevant authorities in which the Cadeler Group operates. See also Item 4.B “Business Overview—Impact of regulation” of this Annual Report on Form 20-F. The comprehensiveness and the procedures for obtaining such certificates and approvals may vary across countries. Such certificates and approvals may be necessary for both onshore and offshore construction and operation activities. Moreover, after having obtained such certificates and approvals, the Cadeler Group is required to comply with relevant conditions for their maintenance, and failure to do so may result in sanctions (including, for example, a prohibition on continued operations), fines and/or revocation or suspension of the certificates and approvals granted to the Cadeler Group.

The Cadeler Group can provide no assurance that all necessary certificates and approvals will be obtained and renewed as and when required. Failure to obtain, or delays in obtaining, the necessary certificates and approvals could result in termination or delay of the Cadeler Group’s projects.

Classification societies have established requirements that all vessels are required to meet and which may result in substantial costs. The Cadeler Group’s vessels are subject to inspections, surveys or tests, and the relevant classification society may impose “conditions of class” or “recommendations,” i.e., specific measures, repairs, surveys etc. relating to any vessel and require that the owner of that vessel (i.e., the Cadeler Group) implement such recommendations either immediately, by a certain deadline or at the next (mandatory) drydocking. If any required action is not taken, the classification society may suspend or revoke the relevant vessel’s classification, in which case, the vessel is not permitted to operate. The same may result if the Cadeler Group’s vessels do not undergo the required surveys at regular intervals or do not make the required reporting to the classification societies. Failure to comply with classification requirements may also adversely affect insurance coverage and may result in certain vessels being denied access to, or detained in, certain ports, which may in turn have a material adverse impact on the Cadeler Group’s business, prospects and financial results and condition.

The Cadeler Group is subject to risks relating to changes in, compliance with, or failure to comply with certain domestic and international laws and regulations.

The Cadeler Group and its business are subject to laws and regulations governing the offshore industry. Future changes in the domestic and international laws and regulations applicable to the Cadeler Group and its activities are unpredictable and are beyond the control of the Cadeler Group, and such changes could imply the need to materially alter the Cadeler Group’s operations and organization and may prompt the need to apply for permits, which could in turn have a material adverse effect on the Cadeler Group’s business, prospects and financial results and condition. See also “—The Cadeler Group is dependent on certain certificates and approvals” and Item 4.B “Business Overview—Impact of regulation” of this Annual Report on Form 20-F.

Any change in or introduction of new regulations may increase the costs of operations, which could have an adverse effect on the Cadeler Group’s profitability. For example, changes in regulations on fuel for vessels could materially affect the Cadeler Group’s cost base. As a result of a International Maritime Organisation (“IMO”) regulation which entered into force on January 1, 2020, the shipping industry has been exposed to a shift from heavy fuel oil to low sulphur fuels or alternatively installing so-called scrubbers on vessels, with either alternative resulting in additional costs to shipping companies. In addition, on July 14, 2021, the European Commission formally proposed its plan to gradually include the maritime sector in the EU Emissions Trading System (“EU ETS”) from 2024 by phasing the sector into the EU ETS requirements over a three-year period. This will require shipowners to buy permits to cover greenhouse gas emissions and is expected to affect Cadeler’s vessels from 2027 onwards. The European Commission’s plan will permit vessel owners to pass the costs of compliance with the EU ETS onto charterers for vessel emissions during on-hire periods. If Cadeler is unable to pass on these additional costs to its customers during on-hire periods, this could have a material adverse effect on the Cadeler Group’s financial position. During off-hire periods, Cadeler will need to develop a strategy for purchasing EU ETS allocations at favorable rates. If Cadeler is unable to obtain favorable rates or if Cadeler is unable to implement adequate processes to manage the purchasing and surrendering of EU ETS allocations, it could be exposed to financial penalties or operational restrictions which may in turn have a material adverse impact on the Cadeler Group’s business, prospects and financial results and condition.

If any of the Cadeler Group’s vessels does not comply with the extensive regulations applicable from time to time, the Cadeler Group may be unable to continue such vessel’s operations without costly and time-consuming retrofits, and/or the Cadeler Group could be in non-compliance with applicable rules and regulations. See also “—The Cadeler Group is dependent on certain certificates and approvals.”

Labor disruptions could materially adversely affect the Cadeler Group’s business and operations.

The seafarers of the Operating O-Class Vessels belong to unions, and the Cadeler Group has collective bargaining agreements with Metal Maritime, Maskinmestrenes Forening and Dansk EL-forbund that govern the employment of the seafarers serving on the Operating O-Class Vessels. The terms of these agreements generally govern the wages paid to the Cadeler Group’s crew, minimum living conditions onboard the Cadeler Group’s Operating O-Class Vessels, as well as other benefits and conditions of the seafarers’ employment. The agreements are subject to customary renegotiation in 2025, and the Cadeler Group may also become subject to additional agreements in the future. While management believes that the Cadeler Group’s relationships with the Metal Maritime and other trade unions are good, if the Cadeler Group’s relations with its seafarers, the Metal Maritime or other trade unions deteriorate, or if the Cadeler Group’s employees or the relevant unions decide to strike or stop work for any other reason, the Cadeler Group may be unable to operate its vessels, which could result in loss of revenues, increased costs and decreased cash flows. Further, the Cadeler Group’s collective bargaining agreements govern the wages paid by the Cadeler Group to its seafaring employees, and there can be no assurance that future renegotiations will lead to wage levels acceptable to the Cadeler Group. Any labor disruptions or significant increase in wages could harm the Cadeler Group’s operations and could have a material adverse effect on the Cadeler Group’s business, prospects and financial results and condition.

The Cadeler Group is exposed to interest rate risks.

On June 29, 2022, Cadeler and DNB Bank ASA (“DNB”) entered into a new senior secured green revolving credit facility, the Debt Facility, which initially included an agreement of a three-year loan of EUR 185 million, consisting of a EUR 150 million revolving loan facility and a guarantee facility of up to EUR 35 million. On June 16, 2023, Cadeler entered into an amendment to the Debt Facility providing for an increase of the guarantee facility to EUR 60 million and an increase of the committed revolving loan to EUR 250 million, resulting in an increase of the aggregate Debt Facility to EUR 310 million. The guarantees and security provided for the original Debt Facility have been extended to cover the increased Debt Facility. In addition, an accordion option allows Cadeler to request prior to June 30, 2024 that the total commitments be increased by EUR 100 million by way of adding a term loan facility to the Debt Facility, which the lenders shall agree to or refuse at their sole discretion.

On October 5, 2022, the Cadeler Group entered into interest rate swap contracts with DNB which relate to the Debt Facility and future loans thereunder. The interest rate risk arising from the loans under the Debt Facility have been swapped from 3-month EURIBOR to a fixed rate until October 5, 2027. The average fixed rate of the swaps is 2.82%. Such interest rate swap contracts have been replaced by new contracts in connection with the New Debt Facility.

In connection with the Business Combination, on December 7, 2023 Cadeler entered into the New Debt Facility, a new senior secured credit and guarantee facility of up to EUR 550 million. The New Debt Facility has similar terms and conditions as the Debt Facility.

On November 15, 2023, Cadeler entered into an unsecured term loan facility, the Holdco Facility, in an aggregate amount of EUR 50 million (5 year tenor) which includes a noncommitted accordion option of up to EUR 50 million. On March 7, 2024, the Holdco Facility was increased from EUR 50 million to EUR 80 million.

On December 22, 2023, Cadeler and two of its subsidiaries, WIND N1064 Limited and WIND N1063 Limited, entered into a Sinosure-backed green term loan facility of up to EUR 425 million (12 year tenor), the P-Class Facility, to finance the purchase of the P-Class New Builds. Further financing will be required from 2025 in connection with milestone payments for the A-Class New Builds . The Cadeler Group’s management expects to require approximately EUR 450 million of additional funding for the A-Class New Builds.

Risks Related to the Business Combination

In December 2023, Cadeler completed its business combination with Eneti Inc., a registered company incorporated under the laws of the Republic of the Marshall Islands (“Eneti,” and, together with its subsidiaries, the “Eneti Group”) (the “Business Combination”). Set out below is a summary of certain risk factors related to the Business Combination.

Cadeler may fail to realize all of the anticipated benefits of the Business Combination, or these benefits may take longer to realize than expected.

Cadeler believes that there are significant benefits as well as cost and revenue synergies that may be realized through leveraging the flexibility and size of the combined fleet, scale, respective capabilities and deep industry relationships of each of Cadeler and Eneti. The members of the board of directors of Cadeler (the “Cadeler Board”) estimate that the Business Combination will create synergies of at least EUR 106 million per year, comprising EUR 55 million in cost and operational synergies and EUR 51 million in utilization synergies. The foregoing cost and operational synergies estimate of EUR 55 million includes approximately EUR 37 million in estimated operational synergies, based on assumptions made by the management of Cadeler that the combined company will be able to cross-utilize mission equipment, sea fastenings and toolings, and will benefit from increased efficiency in procurement and associated operational expenditures, and approximately EUR 18 million in estimated corporate and financing synergies, based on assumptions made by the management of Cadeler that the combined company will benefit from reduced management headcount, reduced corporate costs and an optimized hiring plan as a result of the consolidation of the combined company’s headquarters operations, and improved financing terms in light of the combined company’s greater scale and negotiating leverage. The foregoing utilization synergies estimate of EUR 51 million is based on assumptions made by the management of Cadeler that the combined company will benefit from optimized fleet utilization, reduced mobilization and demobilization times, and accelerated overall project timeframes. The foregoing figures are estimates only, and there can be no assurance that the estimated synergies will be achieved or that actual results will not be significantly higher or lower than estimated. The material assumptions upon which the estimated synergies have been based may not be realized and are inherently subject to significant business, economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond Cadeler’s control.

Cadeler believes that the Business Combination will result in a number of operational benefits, such as increased redundancy and improved ability to meet customer demand for larger scopes and project sizes. However, the efforts to realize these benefits and synergies will be a complex process and may disrupt the Cadeler Group’s operations if not implemented in a timely and efficient manner. Failure to achieve the anticipated benefits of the Business Combination could adversely affect the Cadeler Group’s results of operations or cash flows, decrease or delay any accretive effect of the Business Combination and negatively impact the price of Cadeler Shares and Cadeler ADSs.

Cadeler and Eneti incurred substantial expenses in connection with, and as a result of, completing the Business Combination, and following the completion of the Business Combination, Cadeler has incurred and expects to continue incurring additional expenses in connection with combining the businesses and operations of Cadeler and Eneti. Factors beyond Cadeler’s control could affect the total amount or timing of these expenses, many of which, by their nature, are difficult to estimate accurately and some of which are the result of actions taken by Eneti prior to the completion of the Business Combination. For example, Cadeler has identified that certain performance obligations entered into by Eneti with respect to one of the NG 2500X class vessels sold by Eneti prior to the completion of the Business Combination were not transferred to the buyer of the relevant vessel. Accordingly, the performance obligations remain with Eneti (as an indirect subsidiary of Cadeler) and Cadeler may incur unanticipated costs in satisfying or discharging such obligations. The Cadeler Board believes that it will realize the full benefit of the cost synergies by 2026. However, the costs of achieving the expected synergies may be higher than Cadeler anticipates, or there may be significant additional unanticipated costs in connection with the Business Combination that Cadeler may not be able to recover. These additional costs could reduce the synergy benefits that Cadeler expects to derive from the Business Combination.

In addition, Cadeler has been and is currently required to devote significant attention and resources to successfully align the business practices and operations of Cadeler and Eneti after the completion of the Business Combination. Cadeler may not achieve the expected benefits of the Business Combination as rapidly or to the extent anticipated, Eneti’s business may not perform as anticipated following the Business Combination, or the effect of the Business Combination on the Cadeler Group’s financial results may not meet the expectations of Cadeler’s management, financial analysts or investors. This ongoing process may disrupt the Cadeler Group’s business and, if ineffective, would limit the anticipated benefits of the Business Combination and/or negatively impact the price of the Cadeler Shares and/or Cadeler ADSs. See also “—Integration involves numerous challenges that may be more time-consuming and costly than expected.”

As a result of the Business Combination, the Cadeler Group faces financial risk due to its level of indebtedness.

The Cadeler Group has outstanding debt and other financial obligations, each of which subjects the Cadeler Group to certain risks, including among others increasing the vulnerability to general adverse economic and industry conditions, requiring the Cadeler Group to dedicate a portion of its cash flow from operations to payments on its debt, thereby reducing the availability of cash flow to fund working capital, capital expenditures, acquisitions and investments and other general corporate purposes, and potentially limiting the ability to borrow additional funds or to borrow funds at rates or on other terms it finds acceptable. In addition, the Cadeler Group is, since the completion of the Business Combination, liable for any liabilities in connection with the Eneti Group’s existing contracts, and such liability is uncapped.

The agreements governing the Cadeler Group’s existing debt, including the debt of the Eneti Group that the Cadeler Group has assumed as a result of the Business Combination, contain (and it is expected that any agreements governing any additional debt that the Cadeler Group may incur or assume would contain) various operating and financial covenants with respect to the business of the Cadeler Group. Any failure to comply with such restrictions may result in an event of default under such agreements. Any such default may allow the applicable creditors to accelerate the related debt, which acceleration may trigger cross-acceleration or cross-default provisions in the Cadeler Group’s other debt facilities.

In addition, while Cadeler has recently refinanced the long-term debt obligations of the Cadeler Group’s fleet on the water through the New Debt Facility, the Cadeler Group may in the future be required to incur additional costs in refinancing its existing debt or incurring new debt at higher rates. The Cadeler Group will be required to comply with any restrictive terms of its debt, including covenants which may limit the Cadeler Group’s ability to incur additional indebtedness, pay dividends or make other distributions, all of which could, in the future, affect the Cadeler Group’s ability to plan for, or react to, changes in its business and the markets in which it will operate. If any refinancing and/or other future debt financing is not available when required or is not available on acceptable terms, the Cadeler Group may be unable to grow its business, take advantage of business opportunities, respond to competitive pressures or refinance maturing debt, any of which could affect its ability to take delivery of the vessels currently under construction and have a material adverse effect on the Cadeler Group’s business, prospects and financial results and condition.

Integration involves numerous challenges that may be more time-consuming and costly than expected.

The Cadeler Group’s success after the Business Combination will depend, in part, upon Cadeler’s ability to integrate Eneti without disruption to its existing business. The integration process is complex and has required and continues to require the coordinated efforts of Cadeler’s and retained Eneti’s management teams and employees. This process is currently ongoing, based on detailed plans created by Cadeler to seek to ensure a smooth and efficient integration of Eneti’s and Cadeler’s operations. Integration may take longer than expected, may prove more difficult than currently anticipated or unanticipated difficulties may arise, thereby posing a risk to the Cadeler Group’s profitability.

A significant amount of the Cadeler Group’s management’s time has been and will be required to achieve the integration of Cadeler’s and Eneti’s businesses, and this may affect or impair the ability of the management team to run the business of the combined company effectively. Cadeler has a relatively small management team and organization, which could further exacerbate this risk. In addition, it is possible that certain key personnel may leave during the integration period and the management team will be required to spend additional time and financial resources hiring suitable replacements. The foregoing could have a material adverse effect on the Cadeler Group’s business, prospects and financial results and condition.

Cadeler recently became subject to the reporting requirements of the U.S. Exchange Act and it needs to devote substantial time and resources to complying with public company regulations. There can be no assurance that the Cadeler Group’s internal control over financial reporting will be sufficient.

Following the completion of the Business Combination, Cadeler became a foreign private issuer and subject to SEC reporting requirements and regulations. As such, and particularly after Cadeler no longer qualifies as an emerging growth company, Cadeler expects to incur significant legal, accounting, and other expenses that Cadeler did not incur previously, including costs associated with its SEC reporting requirements under the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”) and compliance with the requirements of Section 404 of the Sarbanes-Oxley Act. The Sarbanes-Oxley Act requires, among other things, that Cadeler maintains and periodically evaluates its internal control over financial reporting and disclosure controls and procedures. In particular, Cadeler will need to perform system and process evaluation and testing of internal control over financial reporting to allow management and its independent registered public accounting firm to report on the effectiveness of its internal control over financial reporting, as required by the rules and regulations of the U.S. Securities and Exchange Commission (“the SEC”) regarding Section 404 of the Sarbanes-Oxley Act. Failure to remediate material weaknesses in the Cadeler Group’s internal control over financial reporting may result in Cadeler being unable to prevent or detect misstatements on a timely basis and its financial statements may be materially misstated. Cadeler will need to evaluate areas such as corporate governance, corporate control, internal audit, disclosure controls and procedures and financial reporting and accounting systems. However, these and other measures Cadeler will take may not be sufficient to allow it to satisfy its obligations as a public company on a timely and reliable basis. See also “—Risks Related to the Cadeler Group’s Business—The Cadeler Group has identified material weaknesses in internal control over financial reporting. If the Cadeler Group fails to maintain an effective system of internal control over financial reporting, it may not be able to accurately report financial results in a timely manner or prevent fraud, which may adversely affect its business and the market price of the Cadeler ADSs and Cadeler Shares.”

In addition, Cadeler will spend additional resources and incur additional costs associated with operating as a public company in both Norway and the United States, and maintaining listings on both the Oslo Stock Exchange (the “OSE”) and the New York Stock Exchange (the “NYSE”).

Cadeler’s senior management and other personnel will need to devote a substantial amount of time to comply with these requirements. Moreover, these rules and regulations will increase Cadeler’s legal and financial compliance costs and will make some activities more time-consuming and costly. For example, Cadeler expects that these rules and regulations may make it more expensive for the combined company to obtain director and officer liability insurance, which in turn could make it more difficult for the combined company to attract and retain qualified senior management personnel or directors. In addition, these rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

The Cadeler Group may be required to pay taxes in the United Kingdom as a result of the Business Combination and the integration of the Eneti Group

Certain of the former Eneti Group’s subsidiaries, which after the Business Combination are subsidiaries of the Cadeler Group, are resident for taxation purposes in the United Kingdom and so are subject to corporation tax in the United Kingdom on their income. However, the Eneti Group had significant tax losses and other deferred tax assets for United Kingdom tax purposes, which the Cadeler Group assumed after the Business Combination, and which are currently subject to a full valuation allowance, but that the Cadeler Group expects to be available (subject to the operation of the United Kingdom’s rules restricting the use of carried-forward losses) to offset the United Kingdom corporation tax that would otherwise be required to be paid until these tax attributes are exhausted. Most of these tax attributes were generated by entities in the Seajacks group prior to its acquisition by the Eneti Group and it is possible that the availability or quantity of these tax attributes could be challenged by the tax authorities. It is also possible that changes in the Cadeler Group’s business, organizational structure or capitalization, or future financing transactions, could significantly limit or eliminate these tax attributes, although the Cadeler Group expects that it will be able to conduct itself in a manner such that this will not occur. These considerations, as well as changes in tax laws, applicable tax rates and market factors affecting expected future revenue and operating expenses, may impact the Cadeler Group’s future taxation and profitability and its actual outcomes may differ from the Cadeler Group’s estimates and judgements made which could result in all or part of the deferred tax assets remain unutilized or become unavailable.

Risks Related to the Cadeler Shares and Cadeler ADSs

Future issuances of new Cadeler Shares or other securities in Cadeler may dilute the holdings of Cadeler Shareholders and could materially affect the price of the Cadeler ADSs and the Cadeler Shares.

Future issuances of new Cadeler Shares or other securities in Cadeler may dilute the holdings of Cadeler Shareholders and could materially and adversely affect the price of the Cadeler ADSs and the Cadeler Shares. Cadeler may in the future issue additional Cadeler Shares or securities convertible into Cadeler Shares through directed offerings without pre-emptive rights for existing holders of Cadeler Shares and Cadeler ADSs. For example, Cadeler has carried out four equity capital raises without pre-emptive rights since its listing on the OSE in November 2020, raising gross proceeds in aggregate of approximately EUR 546.8 million, to finance in part the ordering of its New Builds. It is possible that Cadeler may decide to offer additional Cadeler Shares or other securities in Cadeler in order to finance instalments on its already ordered New Builds, in connection with new capital investments in the future, unanticipated liabilities and expenses, future acquisitions, any share incentive or share option plan, or for any other purposes. Any such offer could reduce the proportionate ownership and voting interests of holders of Cadeler Shares and Cadeler ADSs as well as the earnings per share and the net asset value per share, and any such offering by Cadeler could also have a material adverse effect on the market price of Cadeler Shares and Cadeler ADSs.

The Cadeler Group has currently orders in place for six New Builds and a letter of intent regarding the construction of one additional A-Class New Build, which will require significant funding for further instalments. Such funding is not currently fully in place and may need to be raised through future equity offering(s), in part or in whole. If Cadeler is unable to achieve sufficient debt financing on attractive terms, it may need to raise funding through capital markets transactions, which may lead to dilution of ownership of existing shareholders of Cadeler and/or decrease in share price.

The market value of Cadeler ADSs and Cadeler Shares and dividends are subject to exchange risk.

The Cadeler Shares have a nominal value in DKK, while priced in NOK when listed and traded on the OSE. In addition, Cadeler ADSs are listed and admitted to trading, and the Cadeler Shares underlying such Cadeler ADSs are listed (but not admitted to trading), on the NYSE, where they are priced in USD. Any future payments of dividends on the Cadeler Shares listed on the OSE and the NYSE is expected to be paid in NOK and/or USD, respectively. Additionally, the Cadeler Group prepares its financial statements in EUR, which is also the functional currency of the Cadeler Group, and a majority of Cadeler’s contractual obligations are either in EUR or USD, including the remaining payments for the orders of the New Builds. Income is primarily invoiced in EUR, as are most costs, or in DKK, which is pegged to the EUR. Accordingly, transactions in a currency other than the EUR are translated into EUR using the exchange rates at the dates of the transactions and the Cadeler Group’s revenue, costs and results may increase or decrease compared to prior periods as a result of changes in foreign currency exchange rates. As a result of these factors, investors are subject to adverse movements in NOK, DKK, EUR and USD against the respective other currencies, and the dividends paid on the Cadeler Shares or price received in connection with the sale of such Cadeler Shares could be materially adversely affected by such exchange rate movements.

Holders of Cadeler ADSs may not be able to exercise voting rights or receive distributions as readily as holders of Cadeler Shares.

Holders of Cadeler ADSs who would like to vote their underlying Cadeler Shares at general meetings of Cadeler Shareholders must timely instruct the Depositary on how to vote these underlying Cadeler Shares in advance of such meeting to enable the Depositary to submit the votes ahead of the deadline set out in Cadeler’s notice for the meeting. Neither Cadeler nor the Depositary can guarantee that holders of Cadeler ADSs will receive the notice for any general meeting or any voting materials provided by Cadeler or the Depositary in time to ensure that you are able to instruct the Depositary to vote the Cadeler Shares underlying their Cadeler ADSs. Furthermore, the Depositary and its agents are not responsible for failure to carry out voting instructions or for the manner of carrying out voting instructions. Therefore, there is a risk that the vote of holders of Cadeler ADSs may not be carried out in the manner intended and, in such instance, there would be no recourse available to them. Holders of Cadeler ADSs also may not receive the distributions that Cadeler makes on the Cadeler Shares or any value for them if it is illegal or impracticable for the Depositary to make them available to them.

The Deposit Agreement includes a jury trial waiver provision and a forum selection provision, as a result of which holders of Cadeler ADSs may not be entitled to a jury trial or to bring a claim in a judicial forum they find favorable with respect to claims arising under the Deposit Agreement, each of which could result in less favorable results to the plaintiff(s) in any such action.

On December 19, 2023 Cadeler, JPMorgan Chase Bank, N.A., in its capacity as depositary (the “Depositary”) and all holders and beneficial owners from time to time of ADRs issued thereunder, entered into a deposit agreement (the “Deposit Agreement”). The Deposit Agreement governing the Cadeler ADSs provides that holders and beneficial owners of Cadeler ADSs, including those who acquire Cadeler ADSs in the secondary market, irrevocably waive the right to a trial by jury in any legal proceeding arising out of or relating to the Deposit Agreement or the Cadeler ADSs, including claims under U.S. federal securities laws, against Cadeler or the Depositary to the fullest extent permitted by applicable law. If this jury trial waiver provision is prohibited by applicable law, an action could nevertheless proceed under the terms of the Deposit Agreement with a jury trial. To Cadeler’s knowledge, the enforceability of a jury trial waiver under the U.S. federal securities laws has not been finally adjudicated by a federal court, and holders of the Cadeler ADSs are not able to waive Cadeler’s or the Depositary’s compliance with U.S. federal securities laws or the rules and regulations promulgated thereunder.

In addition, the Deposit Agreement governing the Cadeler ADSs provides that by holding or owning Cadeler ADSs or an interest therein, holders and beneficial owners of Cadeler ADSs irrevocably agree that any legal suit, action or proceeding against or involving the Depositary and/or Cadeler brought by holders or beneficial owners, arising out of or based upon the Deposit Agreement, the Cadeler ADSs, the ADRs or the transactions contemplated herein, therein, hereby or thereby, including, without limitation, claims under the U.S. Securities Act, may be instituted only in the United States District Court for the Southern District of New York (or in the state courts of New York County in New York if either (i) the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute or (ii) the designation of the United States District Court for the Southern District of New York as the exclusive forum for any particular dispute is, or becomes, invalid, illegal or unenforceable). Any person or entity purchasing or otherwise acquiring any Cadeler ADSs, whether by transfer, sale, operation of law or otherwise, shall be deemed to have notice of and have irrevocably agreed and consented to this choice of forum provision. This forum selection provision seeks to reduce litigation costs and increase outcome predictability. While forum selection provisions have been upheld by courts in certain states, it is possible that in connection with any action a court could find the forum selection provision to be inapplicable or unenforceable in such action. If a court were to find the forum selection provision inapplicable to, or unenforceable in respect of, one or more actions or proceedings, a holder or beneficial owner of Cadeler ADSs may incur additional costs associated with resolving such action in other jurisdictions and may not obtain the benefits of limiting jurisdiction to the courts selected. To the extent that such claims may be based upon federal law claims, Section 27 of the U.S. Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the U.S. Exchange Act or the rules and regulation thereunder. Furthermore, Section 22 of the U.S. Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Actions by beneficial owners and holders of Cadeler ADSs to enforce any duty of liability created by the U.S. Exchange Act, the U.S. Securities Act or the respective rules and regulations thereunder must be brought in the U.S. District Court for the Southern District of New York. Holders of Cadeler ADSs will not be deemed to have waived Cadeler’s compliance with the federal securities laws and regulations promulgated thereunder.

The jury trial waiver provision and the forum selection provision of the Deposit Agreement can discourage claims or limit the ability of holders of Cadeler ADSs to bring a claim in a judicial forum that they find favorable. In addition, there may be imbalances of resources between Cadeler and the Depositary and holder(s), including in regard to access to information. If any holder or beneficial owner of Cadeler ADSs brings a claim against Cadeler or the Depositary in connection with matters arising under the Deposit Agreement or the Cadeler ADSs, such holder or beneficial owner may not be entitled to a jury trial with respect to such claims. If a lawsuit is brought against Cadeler and/or the Depositary under the Deposit Agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in increasing costs of bringing a claim. A case that is only heard by a judge or justice of the applicable trial court may result in different outcomes than a trial heard by jury would have, including results that could be less favorable to the plaintiff(s) in any such action, depending on, among other things, the nature of the claims, the judge or justice hearing such claims, and the venue of the hearing.

No condition, stipulation or provision of the Deposit Agreement or Cadeler ADSs serves as a waiver by any holder or beneficial owner of Cadeler ADSs or by Cadeler or the Depositary of compliance with any provision of the U.S. federal securities laws.

Cadeler’s largest shareholders have significant voting power and the ability to influence matters requiring shareholder approval. Sales of substantial amounts of Cadeler Shares by Cadeler’s largest shareholders could reduce the price of Cadeler Shares.

Based on information provided in connection with their latest notifications to Cadeler, BW Altor Pte. Ltd. (“BW Altor”) has an ownership interest in Cadeler of approximately 19.57%, Scorpio Holdings Limited (“Scorpio Holdings”) has an ownership interest of approximately 12.09% and Swire Pacific Limited (“Swire Pacific”) has an ownership interest of approximately 8.51%. Accordingly, each of BW Altor, Scorpio Holdings and Swire Pacific may have the ability to influence matters that require approval by a majority of shareholders at a general meeting, including the appointment of directors and payment of dividends, and exercise of significant influence in matters where a majority or special majority is required, including mergers and other extraordinary transactions, as well as amendments of the combined company’s organizational documents and alterations of its capital structure, including authorizing the issue of new shares or share buybacks of existing shares. The interests of each of BW Altor, Scorpio Holdings and/or Swire Pacific may differ significantly from or compete with Cadeler’s interests or those of other Cadeler Shareholders, and it is possible that each of BW Altor, Scorpio Holdings and/or Swire Pacific may exercise significant influence or control over the Cadeler in a manner that is not in the best interests of all Cadeler Shareholders. This concentration of ownership and voting power could delay, postpone or prevent a change of control in Cadeler, impede mergers, consolidation, takeover or other forms of combinations involving Cadeler, or discourage a potential acquirer from attempting to obtain control of Cadeler. Further, the interests of each of BW Altor, Scorpio Holdings and/or Swire Pacific may not always coincide with the interests of other Cadeler Shareholders, and other investors may not agree with the manner in which each of BW Altor, Scorpio Holdings and/or Swire Pacific act.

In addition, if any of Cadeler’s largest shareholders sell substantial amounts of their shareholdings in the public market or if there is a perception in the market that such substantial sales may occur in the future, the market price of the Cadeler Shares could fall. The occurrence of such substantial sales or the perception that substantial sales of Cadeler Shares may occur in the future could put downward pressure on the market price of Cadeler Shares and may make it more difficult for Cadeler to raise additional financing through the sale of equity or equity related securities in the future at a time and price that Cadeler deems reasonable or appropriate.

There may be less publicly available information concerning Cadeler than there is for issuers that are not foreign private issuers and emerging growth companies because, as a foreign private issuer and an emerging growth company, Cadeler is exempt from a number of rules under the U.S. Exchange Act and NYSE requirements applicable to U.S. domestic companies, and certain of these exemptions will be available to Cadeler as a foreign private issuer even if it no longer qualifies as an emerging growth company.

As a foreign private issuer under the U.S. Exchange Act, Cadeler is exempt from certain rules under the U.S. Exchange Act, and is not required to file periodic reports and financial statements with the SEC as frequently or as promptly as companies whose securities are registered under the U.S. Exchange Act but which are not foreign private issuers. The Cadeler Board, Cadeler’s officers and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the U.S. Exchange Act. Accordingly, there may be less publicly available information concerning Cadeler than there is for companies whose securities are registered under the U.S. Exchange Act but are not foreign private issuers, and such information may not be provided as promptly as it is provided by such other companies. In addition, certain information may be provided by Cadeler in accordance with Danish, EU or Norwegian law, which may differ in substance or timing from such disclosure requirements under the U.S. Exchange Act. Subject to certain exceptions, the rules of the NYSE permit a foreign private issuer to follow its home country practice in lieu of the listing requirements of the NYSE, including, for example, certain board, committee and director independence requirements. Accordingly, you may not have the same protections afforded to shareholders of companies that are required to comply with all of the NYSE corporate governance requirements. See also Item 16G of this Annual Report on Form 20-F.

In addition, Cadeler is an emerging growth company as defined in Section 2(a)(19) of the U.S. Securities Act and can take advantage of certain exemptions from various reporting requirements that are applicable to public companies that are not emerging growth companies until the earliest of (a) the last day of its fiscal year following the fifth anniversary of the date of the first sale of Cadeler Shares under an effective registration statement as an emerging growth company, (b) the last date of Cadeler’s fiscal year in which it has total annual gross revenue of at least $1.235 billion, (c) the date on which Cadeler is deemed to be a “large accelerated filer” as defined in the U.S. Exchange Act with at least $700.0 million of outstanding securities held by non-affiliates or (d) the date on which Cadeler has issued more than $1.0 billion in non-convertible debt securities during the previous three years.

These exemptions include:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	not being required to comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);
●	not being required to submit certain executive compensation matters to shareholder advisory votes, such as “say-on-pay,” “say-on-frequency” and “say-on-golden parachutes”; and
●	not being required to disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

Even if Cadeler no longer qualifies as an emerging growth company, as long as Cadeler continues to qualify as a foreign private issuer under the U.S. Exchange Act, subject to SEC rule changes, Cadeler will be exempt from certain provisions of the U.S. Exchange Act that are applicable to U.S. domestic public companies, including:

●	the sections of the U.S. Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the U.S. Exchange Act;
●	the sections of the U.S. Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
●	the rules under the U.S. Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specific information or current reports on Form 8-K upon the occurrence of specified significant events.

Both foreign private issuers and emerging growth companies are also exempt from certain more stringent executive compensation disclosure rules. Thus, even if Cadeler no longer qualifies as an emerging growth company, but remains a foreign private issuer, Cadeler will continue to be exempt from the more stringent compensation disclosures required of companies that are neither emerging growth companies nor foreign private issuers.

If insolvency proceedings are commenced against Cadeler resulting in a liquidation, the Cadeler Shareholders may only be entitled to receive a liquidation dividend from Cadeler to the extent that all of Cadeler’s liabilities have been paid to creditors in full.

Any insolvency proceedings with respect to Cadeler will be subject to the insolvency laws applicable to Danish limited liability companies as set out in the Danish Act no. 1600 of December 25, 2022 on bankruptcy or other applicable laws. If insolvency proceedings are commenced against Cadeler resulting in a liquidation, Cadeler Shareholders may only be entitled to receive a liquidation dividend from Cadeler to the extent that all of Cadeler’s liabilities have been paid to creditors in full. If the liquidation of Cadeler’s assets does not generate sufficient proceeds for the bankruptcy estate to pay any liquidation dividend to Cadeler’s shareholders, any equity investment in Cadeler may be lost.

Former Eneti shareholders that are U.S. taxpayers should note that there can be no assurances that the Internal Revenue Service (the “IRS”) will not challenge the treatment of the Business Combination as a tax-free reorganization for U.S. federal income tax purposes.

As part of the Business Combination, Cadeler acquired all of the issued and outstanding common stock of Eneti via (i) an offer to exchange, for each outstanding share of Eneti common stock, Cadeler ADSs and cash in lieu of fractional Cadeler ADSs (the “Offer”), followed by (ii) a merger of Eneti with and into a wholly-owned Marshall Islands subsidiary of Cadeler (the “Merger). As indicated in the prospectus dated and filed by Cadeler with the SEC on November 7, 2023 (the “Prospectus”), Cadeler intends to treat the Offer and Merger, taken together, as a “reorganization” described in Section 368(a) of the U.S. Internal Revenue Code of 1986, as amended. No ruling from the IRS was obtained as to the U.S. federal income tax consequences of the Business Combination and no assurance can be given that the IRS will not successfully challenge the intended treatment. Reference is also made to the section titled “Material Tax Consequences—Material U.S. Federal Income Tax Considerations” on pages 256-261 of the Prospectus.

There can be no assurances that Cadeler will not be a passive foreign investment company (a “PFIC”) for any taxable year, which would generally result in adverse U.S. federal income tax consequences to U.S. investors in Cadeler ADSs or Cadeler Shares.

In general, a non-U.S. corporation is a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the value of its assets (generally determined on a quarterly average basis) consists of assets that produce, or are held for the production of, passive income. For the purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the stock of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, investment gains and certain rents and royalties, but does not include income received as compensation for services. Cash and cash equivalents are generally treated as passive assets. Goodwill and other intangible assets are generally treated as active assets to the extent associated with activities that generate non-passive income.

Cadeler’s gross income consists primarily of gross income from time charter hire services contracts with customers where the Cadeler Group utilizes its vessels, equipment and crew to deliver a service to the customer based on either a fixed day rate or milestone deliverables. Customers cannot charter a vessel from the Cadeler Group without also receiving the relevant wind turbine installation, engineering or maintenance services from the vessel’s crew. While the treatment of the gross income from time charter hire services for purposes of the PFIC rules is unclear, Cadeler intends to take the position that such income is non-passive income from services (rather than rental income). This position is based on general U.S. federal income tax law principles and court decisions that distinguish between income from services and rental income for other tax purposes. However, there is a court decision that characterized time charter income as rental income, rather than income from services, for another (not PFIC) tax purpose. Although the IRS indicated that it disagreed with that court decision, and although the facts of the court case may be different from Cadeler’s business model, there is no assurance that the IRS or a court will not treat Cadeler’s gross income from time charter hire services contracts as rental income, in which case the income (and the assets that produce it) may be treated as passive, unless the income is treated as derived in an active conduct of a trade or business under relevant Treasury regulations.

Assuming that Cadeler’s gross income from time charter hire services contracts with customers is not passive income, Cadeler does not believe it was a PFIC for 2023. However, Cadeler’s PFIC status for any taxable year is an annual factual determination that can be made only after the end of that year, and will depend, among other things, on the composition and character of its income and assets and the value of its assets from time to time (including the value of its goodwill and other intangible assets, which may be determined, in part, by reference to its market capitalization, which could be volatile). Accordingly, there can be no assurance that Cadeler will not be a PFIC for any taxable year. If Cadeler is a PFIC for any taxable year during which a U.S. investor owns Cadeler ADSs or Cadeler Shares, the U.S. investor will generally be subject to adverse U.S. federal income tax consequences, including increased taxes on gains and certain distributions as well as reporting requirements. See also Item 10.E. “Taxation—Material U.S. Federal Income Tax Considerations—Passive foreign investment company rules.”

Some or all of the Cadeler Group’s non-U.S. subsidiaries are expected to be treated as “controlled foreign corporations” for U.S. federal income tax purposes, and, as a result, there could be adverse U.S. federal income tax consequences to U.S. investors that own 10% or more, directly, indirectly or constructively, of Cadeler ADSs or Cadeler Shares.

Certain “United States Shareholders” (as defined below) of a non-U.S. corporation that is a “controlled foreign corporation” (a “CFC”) for U.S. federal income tax purposes generally are required to include in income for U.S. federal income tax purposes their pro rata share of the CFC’s “Subpart F income,” investments of earnings in U.S. property, and “global intangible low-taxed income” (“GILTI”), even if the CFC has made no distributions to its shareholders. A non-U.S. corporation generally will be a CFC for U.S. federal income tax purposes if United States Shareholders own, directly, indirectly or constructively (through attribution), more than 50% of either the total combined voting power of all classes of stock of such corporation entitled to vote or of the total value of the stock of such corporation. A “United States Shareholder” is a United States person (as defined by the Code) that owns directly or indirectly, or is considered to own constructively, 10% or more of the total combined voting power of all classes of stock entitled to vote of such corporation or 10% or more of the total value of the stock of such corporation. Cadeler is not expected to be a CFC. However, under certain attribution rules, some or all of the Cadeler Group’s non-U.S. subsidiaries are expected to be treated as CFCs by virtue of being constructively owned by the Cadeler Group’s U.S. subsidiary. As a result, any U.S. investor that is a United States Shareholder with respect to the Cadeler Group’s non-U.S. subsidiaries and that directly or indirectly owns Cadeler ADSs or Cadeler Shares generally will be required to include in income, for U.S. federal income tax purposes, its pro rata share of such subsidiaries’ Subpart F Income, investments of earnings in U.S. property and GILTI. None of Cadeler or any of the Cadeler Group’s subsidiaries intends to take these U.S. tax rules into consideration in structuring its operations, nor does it intend to provide information to United States Shareholders that may be required in order for those shareholders to properly report their U.S. taxable income with respect to Cadeler’s operations. U.S. investors that are or may become United States Shareholders with respect to Cadeler’s non-U.S. subsidiaries should consult their tax advisers with respect to the potential adverse U.S. federal income tax consequences under these rules of being a United States Shareholder with respect to such subsidiaries.

Item 4.Information on the Company

A. History and development of the company

Cadeler A/S was incorporated under the laws of Denmark on January 15, 2008 and has, from the beginning, operated solely in the market for offshore wind. The Cadeler Group is headquartered in Copenhagen, Denmark and currently operates four offshore jack-up windfarm installation vessels, with six new builds on order. In addition to the transportation and installation of offshore wind turbine generators (“WTGs”) and foundations, the Cadeler Group provides operations and maintenance, accommodation, meteorological mast installation and removal and decommissioning services in the offshore wind industry.

The Cadeler Shares are listed on the OSE (ticker: CADLR), where they have been listed since November 2020. The Cadeler ADSs are listed on the NYSE (ticker: CDLR), where they have been listed since December 2023. Each Cadeler ADS represents four (4) Cadeler Shares.

Legal name:	Cadeler A/S
Commercial name:	Cadeler
Date of incorporation:	January 15, 2008
Legal form of the Company:	A Danish public limited liability company
Legislation under which the Company operates:	Danish law
Country of incorporation:	Denmark
Address:	Kalvebod Brygge 43, DK-1560 Copenhagen V, Denmark
Telephone Number:	+45 3246 3100

Important events in 2023 and 2024 to date

Reference is made to the section titled “Business Review,” on pages 8-10 of the Annual Report 2023 for information on important events in 2023.

Capital expenditure

For capital expenditure since the beginning of 2021 to the date of this Annual Report on Form 20-F (including current capital expenditures and methods of financing), reference is made to the section titled “Finance Review” on pages 13-17 of the Annual Report 2023.

No significant divestments took place in the period 2021-2023.

Public takeover offers in respect of the Cadeler Shares

No such offers occurred during 2023 or have occurred in 2024 to date.

Available information

The SEC maintains a website at www.sec.gov which contains, in electronic form, each of the reports and other information that Cadeler has filed electronically with the SEC. Cadeler’s website address is www.cadeler.com. The information contained on, or accessible through, the website is not incorporated by reference herein, and any information contained in, or that can be accessed through, the website should not be considered as part hereof. The website address has been included as an inactive textual reference only.

B. Business overview

Description of Company’s operations and principal markets

Cadeler believes that the Cadeler Group is a leading offshore wind farm vessel contractor. The Cadeler Group is headquartered in Copenhagen, Denmark and currently operates four offshore jack-up windfarm installation vessels, with six new builds on order. In addition to wind farm installation, these vessels can perform maintenance, construction, decommissioning, and other tasks within the offshore industry.

The Cadeler Group operates within the market for the transportation and installation of offshore WTGs and foundations and provides operations and maintenance, accommodation, meteorological mast installation and removal and decommissioning services in the offshore wind industry.

Management believes that there is strong underlying demand for installation services in offshore wind and, with relevant vessel supply expected to be limited, that there are good employment prospects for the Cadeler Group’s vessels, which are optimized for transportation and installation of offshore wind foundations and WTGs.

The Cadeler Group currently has two Operating O-Class Vessels (Wind Orca and Wind Osprey), one Operating S-Class Vessel (Wind Scylla), and one Operating Z-Class Vessel (Wind Zaratan). The Cadeler Group has placed orders for two P-Class New Builds, two A-Class New Builds and two M-Class New Builds, and has entered into a letter of intent with COSCO for the delivery of a third A-Class New Build. Cadeler refers to its next-generation WTG-installation vessels as P-Class vessels, to the similar next-generation WTG-installation vessels previously commissioned by Eneti as M-Class vessels, and to its vessels specifically intended to be used for the installation of foundations as A-Class vessels. In addition to wind farm installation, each of the Cadeler Group’s vessels are capable of performing maintenance and other tasks. Crane upgrades of the Operating O-Class Vessels are nearing completion as of the date of this Annual Report on Form 20-F. The Cadeler Group expects to take delivery of the two P-Class New Builds in the third quarter of 2024 and the second quarter of 2025, respectively, while the two A-Class New Builds on order are currently expected to be delivered in the fourth quarter of 2025 and the second half of 2026, respectively, and the two M-Class New Builds are currently expected to be delivered in the first quarter of 2025 and the fourth quarter of 2025, respectively.

The Cadeler Group’s customer base consists of offshore wind farm developers, original equipment manufacturers and various offshore contractors. As of December 31, 2023 the Cadeler Group had completed approximately 32 offshore projects since 2012 and management believes that the Cadeler Group is well positioned in its current market, including in light of its contracts with “blue-chip” customers such as Siemens Gamesa Renewable Energy, Ørsted, Vestas, Vattenfall and Scottish Renewables. In the years ended December 31, 2023, 2022 and 2021, the Cadeler Group worked on projects in the Netherlands and the United Kingdom.

Segment information

The Group’s management does not segment its operations or otherwise make operating decisions based solely on customer type, type of service or geographical segments. The Group operates four windfarm installation vessels, all of which are viewed as operating within one segment and each of which can, subject to applicable technical and regulatory restrictions, operate in any geographical area. Accordingly, the Cadeler Group has only one operating segment.

Seasonality

The wind turbine installation vessels (“WTIV”) market has historically exhibited seasonal variations in demand and boom-bust cycles and, as a result, variable charter hire rates. This seasonality may result in quarter-to-quarter volatility in the Cadeler Group’s operating results. The market is typically stronger in the spring and summer months when weather conditions are more favorable for offshore activities. As a result, revenues of European WTIV operators in general have historically been weaker during the fiscal quarters ended December 31 and March 31, and, conversely, been stronger in fiscal quarters ended June 30 and September 30. Due to global expansion, these trends may vary according to continental seasonality. This seasonality may materially affect operating results.

Patents

The Cadeler Group has trademark rights to the Cadeler name, logo and domain, but is not otherwise materially dependent on any patents, trademarks, licenses or new manufacturing processes.

Impact of regulation

Reference is made to the section titled “Regulatory,” on pages 25-28 of the Annual Report 2023 for information on the impact of regulation.

Market and competition

Reference is made to the section titled “Information about Cadeler—Competition” on pages 150-151 of the Prospectus.

C. Organizational structure

The following chart is a simplified presentation of the Cadeler Group’s organizational structure, identifying the Cadeler Group’s significant subsidiaries, their country of incorporation as well as the Cadeler Group’s direct or indirect ownership percentage.

D. Property, plants and equipment

Reference is made to the section titled “Finance Review,” on page 18 of the Annual Report 2023 and Note 18 to the Consolidated Financial Statements, “Property, Plant and Equipment,” included in the Annual Report 2023, for information on property, plants and equipment.

Item 4A.Unresolved Staff Comments

None.

Item 5.Operating and Financial Review and Prospects

A. Operating results

Reference is made to the discussion of Cadeler’s results of operations and financial condition as of December 31, 2023 and for the financial year ended December 31, 2023 included in the section titled “Finance Review” on pages 13-23, except that where references are made to EBITDA and Adjusted EBITDA they should be replaced by Adjusted EBITDA and Adjusted EBITDA excluding special items, respectively (see also “—Non-IFRS Financial Measures”).

Non-IFRS Financial Measures

To supplement its financial information presented in accordance with IFRS, the Cadeler Group uses certain non-IFRS metrics, including Adjusted EBITDA and Adjusted EBITDA excluding special items, when measuring performance, including when measuring current period results against prior periods. Because of its non-standardized definition, these non-IFRS measures (unlike IFRS measures) may not be comparable to the calculation of similar measures of other companies. These supplemental non-IFRS measure are presented solely to permit investors to more fully understand how the Cadeler Group management assesses underlying performance. These supplemental non-IFRS measures are not, and should not, be viewed as a substitute for IFRS measures. Management believes the presentation of these non-IFRS measures provides investors with greater transparency and supplemental data relating to the Cadeler Group’s financial condition and results of operations, and therefore a more complete understanding of factors affecting its business and Cadeler Group’s operating performance. In addition, management believes the presentation of these non-IFRS measures is useful to investors for period-to-period comparison of results as the items may reflect certain unique and/or non-operating items such as asset sales, write-offs, contract termination costs or items outside of management’s control.

Adjusted EBITDA and Adjusted EBITDA excluding special items

The Cadeler Group uses earnings before interest, tax, finance income/costs and depreciation and amortization (“Adjusted EBITDA”) as a performance measure for financial performance.

The table below shows a reconciliation from profit for the period, the most directly comparable IFRS financial measure, to Adjusted EBITDA and Adjusted EBITDA excluding special items for the periods presented.

Year ended
December 31, 2023
(EUR million)
Profit for the period	11.5
Income tax expense / (credit)	—
Finance income	(1.5)
Finance costs	4.5
Depreciation and amortization	23.0
Impairment of property, plant and equipment	5.0
Adjusted EBITDA	42.5
Adjusted to exclude transactional costs related to the Business Combination	7.7
Adjusted EBITDA excluding special items	50.2

Reference is made to the discussion of Cadeler’s results of operations and financial condition as of December 31, 2022 and 2021 and for the financial years ended December 31, 2022 and 2021 included in the section titled “Cadeler Group’s Management’s Discussion & Analysis of Financial Condition and Results of Operations” on pages 157-162 and 165-166 of the Prospectus.

Reference is also made to the sections titled “Forward-looking statements” and Item 3.D. “Risk Factors” hereof and to the section titled “Finance Review—Special Risks” on pages 19-21 of the Annual Report 2023. The analysis and discussion included in the Prospectus and the Annual Report 2023 is primarily based on the Cadeler Group’s consolidated financial statements which are prepared in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Segment information

Reference is made to Note 3 to the Consolidated Financial Statements, “Revenue—Operating segments and geographical information,” in the Annual Report 2023.

Foreign currencies

Reference is made to Note 2 to the Consolidated Financial Statements, “Material Accounting Policies Information—Currency translation,” in the Annual Report 2023.

Governmental policies

Reference is made to the section titled “Regulatory,” on pages 25-28 of the Annual Report 2023 and Item 4 hereof.

Off-balance sheet arrangements

As of December 31, 2023, the Cadeler Group did not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on the Cadeler Group’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources other than those related to Cadeler’s new headquarters from 2024, the crane upgrades for the Operating O-Class Vessels, debt facilities not yet utilized and commitments related to the New Builds discussed elsewhere in this Annual Report on Form 20-F.

B. Liquidity and capital resources

Funding and liquidity

The Cadeler Group’s objective when managing capital is to ensure its ability to continue as a going concern and to maintain an optimal capital structure. In order to achieve this overall objective, the Cadeler Group’s capital management, among other things, aims to ensure that it meets financial covenants attached to the interest-bearing loans and borrowings that define capital structure requirements. Breaches in meeting the financial covenants would permit the bank to immediately call loans and borrowings. There have been no breaches of the financial covenants of any interest-bearing loans and borrowing as of December 31, 2023.

The Cadeler Group finances both its short-term and long-term liquidity requirements principally from its Debt Facility of EUR 310 million, which is comprised of a EUR 250 million revolving credit facility and a EUR 60 million guarantee facility. The Cadeler Group has headroom to comply with its debt covenants and, on December 31, 2023, had available liquidity of EUR 97 million from cash at hand and EUR 338 million from available committed facilities including the New Debt Facility and the Holdco Facility.

In order to maintain or adjust its capital structure in the future, the Cadeler Group may adjust the amount of dividends paid to shareholders (where it is permitted to do so pursuant to the terms of its credit facilities), issue new shares and/or sell assets to reduce debt. The Cadeler Group manages its liquidity risk by ensuring that it has sufficient cash and credit facilities to meet operational needs and new vessel instalments, as described below.

Financing arrangements

On June 29, 2022, the Cadeler Group entered into a senior secured green revolving credit facility (the “Debt Facility”), which provided for a three-year revolving credit facility of up to EUR 185 million. The Debt Facility was entered into for the purpose of refinancing existing facility agreements, obtaining financing for general corporate purposes and working capital requirements. The Debt Facility initially consisted of two parts: (i) a three-year committed revolving credit facility of up to EUR 150 million, which was a revolving facility that may be reborrowed once prepaid or repaid until it terminates and has to be repaid as a bullet repayment, and (ii) a guarantee facility of up to EUR 35 million, pursuant to which Cadeler may request the lender/issuing bank to issue letters of credit as security for the contracts for employment of the Cadeler Group’s two Operating O-Class Vessels and for certain projects.

The Debt Facility is secured by guarantees from Wind Orca Limited and Wind Osprey Limited (together, the “Guarantors”), first priority mortgages granted over the Operating O-Class Vessels, first priority assignments of the insurance policies and earnings of the Operating O-Class Vessels by Cadeler and the Guarantors, and contains customary financial and other covenants including certain change of control provisions. The Debt Facility is governed by Norwegian law.

On July 4, 2022, the Cadeler Group utilized EUR 115 million from the total EUR 150 million available under the revolving credit facility of the Debt Facility. With these funds the Cadeler Group repaid in full the outstanding amounts related to the term loan EUR 55 million and overdraft facility EUR 25 million from DNB and SpareBank 1 SR-Bank signed on November 4, 2020.

The Debt Facility bears interest at three-month EURIBOR plus the applicable margin, and subject to a green loan margin discount as long as the Cadeler Group is in compliance with certain green revenue criteria such as earmarked investments in green assets. As of December 31, 2023, the Cadeler Group was in compliance with these green revenue criteria and expects to remain compliant for the duration of the Debt Facility. The full repayment of a senior debt facility generated a finance cost for the write-off of borrowing costs of approximately EUR 810,000 in July 2022.

On October 5, 2022, the Cadeler Group entered into interest rate swap contracts with DNB which relate to the Debt Facility and future loans thereunder. The interest rate risk arising from the loans under the Debt Facility have been swapped from three-month EURIBOR to a fixed rate until October 5, 2027. The average fixed rate of the swaps is 2.82%. Such interest rate swap contracts have been replaced by new contracts in connection with the New Debt Facility.

On June 16, 2023, Cadeler entered into an amendment agreement to the Debt Facility providing for an increase of the guarantee facility to EUR 60 million and an increase of the committed revolving credit facility to EUR 250 million (in two tranches), resulting in an increase of the total Debt Facility to EUR 310 million. The guarantees and security provided for the original Debt Facility have been extended to cover the increased Debt Facility. In addition, an accordion option allows Cadeler to request prior to June 30, 2024 that the total commitments be increased by EUR 100 million by way of adding a term loan facility to the Debt Facility, which the lenders may agree to or refuse at their sole discretion and which is subject to obtaining an export credit agency guarantee.

On November 15, 2023, Cadeler entered into an unsecured term loan facility (the “Holdco Facility”) in an aggregate amount of EUR 50 million (5 year tenor) with The Hongkong and Shanghai Banking Corporation Limited, Singapore branch (“HSBC”). The proceeds of the Holdco Facility are to be used, amongst other purposes, for the partial funding of the wind installation activities of the Cadeler Group and for general corporate purposes. The Holdco Facility includes a noncommitted accordion option of up to EUR 50 million. The Holdco Facility may not be reborrowed once repaid and contains customary financial and other covenants, including certain change of control provisions. A change of control will be deemed to have occurred under the Holdco Facility if (i) together, the interests of Andreas Sohmen-Pao, his immediate family and their respective heirs and successors, including trusts or similar arrangements of which they are individual or collective beneficiaries (the “Sohmen Family Trust”) and the BW Group cease to beneficially and legally hold (directly or indirectly) 17.5% or more of the issued share capital or voting rights of Cadeler; or (ii) any person other than the BW Group or Swire Pacific and its subsidiaries from time to time gains control of 25% or more of the issued share capital or voting rights of Cadeler; provided that in no case shall a change of control be deemed to have occurred if neither the BW Group nor the Sohmen Family Trust has divested any of the Cadeler Shares they held as of November 15, 2023. The Holdco Facility is governed by English law. EUR 50 million has been drawn under the Holdco Facility. On March 7, 2024, the Holdco Facility was increased from EUR 50 million to EUR 80 million.

In connection with the Business Combination, on December 7, 2023 Cadeler entered into a new senior secured credit and guarantee facility of up to EUR 550 million (the “New Debt Facility”) with a group of banks led by DNB and supported by Rabobank, Credit Agricole, Danske Bank, Oversea-Chinese Banking Corporation (“OCBC”), Standard Chartered Bank and Société Générale providing for (i) a revolving credit facility of up to EUR 250 million (5 year tenor), (ii) a revolving credit facility of up to EUR 100 million (18 month tenor), guaranteed by The Danish Export and Investment Fund of Denmark (EIFO) (iii) a term loan of up to EUR 100 million (8.5 year tenor), and (iv) an uncommitted guarantee facility of up to EUR 100 million. The New Debt Facility has similar terms and conditions as the Debt Facility. The change of control provisions under the New Debt Facility are similar to those included in the P-Class Facility (as described below). The Cadeler Group will utilize the New Debt Facility to repay the outstanding amounts of Eneti’s five-year credit facility of $175.0 million with DNB Capital LLC, Société Générale, Citibank N.A., Credit Agricole Corporate and Investment Bank and Credit Industriel et Commercial (the “Eneti Credit Facility”), which amounted to USD 59.4 million as at September 30, 2023 (of which Eneti repaid USD 12.6 million in October 2023 from the proceeds of the sale of Seajacks Hydra, Seajacks Leviathan and the Seajacks Kraken). In addition, Cadeler has repaid the amounts under the Debt Facility amounting to EUR 115 million as of December 31, 2023. As of December 31, 2023, the Cadeler Group had utilized EUR 162 million under the revolving credit facility made available under the Debt Facility.

In connection with the Business Combination, the Cadeler Group acquired a senior secured green term loan facility, which Eneti entered into in November 2023, of up to USD 436 million (the “New Credit Facility”) with a group of international banks and export credit agencies co-arranged and co-underwritten by Crédit Agricole Corporate and Investment Bank and Société Générale, and with Société Générale as Green Loan Coordinator. The New Credit Facility finances approximately 65% of the purchase cost of the M-Class New Builds, with the remaining 35% to be funded through available operational cash reserves. The maturity date of the New Credit Facility in relation to each vessel is 12 years from the delivery date of each vessel. The New Credit Facility bears interest at a blended margin of SOFR plus 2.36% per annum (exclusive of premiums payable to K-SURE and Eksfin). However, the terms of the New Credit Facility provided that completion of the Business Combination would not trigger a change of control provision with regard to cancellation and prepayment of the New Credit Facility.

On December 22, 2023, Cadeler and two of its subsidiaries, WIND N1064 Limited and WIND N1063 Limited, entered into a Sinosure-backed green term loan facility of up to EUR 425 million (12 year tenor) with a group of banks led by DNB and supported by Rabobank, Santander, Credit Agricole, CIC, HSBC, KfW-IPEX, OCBC, Société Générale, Sparebank 1 SR-Bank and Standard Chartered Bank, to finance the purchase of the P-Class New Builds (the “P-Class Facility”). The funds under the P-Class Facility have been borrowed by these two Cadeler subsidiaries (who will be the future owners of the P-Class New Builds) and may not be reborrowed once repaid. The P-Class Facility is secured by a guarantee from Cadeler, first priority mortgages to be granted over the P-Class New Builds, first priority assignments of the insurance policies and earnings of the P-Class New Builds by Cadeler and the two borrowers and contains customary financial and other covenants including certain change of control provisions. A change of control will be deemed to have occurred under the P-Class Facility if any person or group of persons acting in concert (other than Swire Pacific or the BW Group) become the legal and beneficial owner(s) of more than 25% of Cadeler’s issued and outstanding share capital. In addition, a number of changes to the ownership structure further down in the Cadeler Group will trigger a change of control such as, among others, if either Wind N1063 Limited or Wind N1064 Limited ceases to be a wholly owned (direct or indirect) subsidiary of Cadeler. The P-Class Facility is governed by English law. Further financing will be required from 2025 in connection with milestone payments for the A-Class New Builds. The Cadeler Group’s management expects to require approximately EUR 450 million of additional funding for the A-Class New Builds.

The following table sets forth the Cadeler Group’s financial debt as of the dates indicated:

	December 31,
	2023	2022	2021

	(EUR million)
Cash and cash equivalents	96.6	19.0	2.3
Liquidity	96.6	19.0	2.3
Current debt to credit institutions	(0.8)	(0.8)	(28.6)
Current financial indebtedness	(0.8)	(0.8)	(28.6)
Net current financial indebtedness	95.8	18.2	(26.3)
Non-current debt to credit institutions	(204.8)	(114.2)	(44.5)
Non-current financial indebtedness	(204.8)	(114.2)	(44.5)
Net total financial indebtedness	(109.0)	(96.0)	(70.8)

The following table sets forth the Cadeler Group’s lease liabilities for the years indicated:

	Year ended December 31,
	2023	2022	2021

	(EUR million)
Lease liabilities at January 1 (current and non-current lease)	0.3	0.5	0.8
Acquisition of businesses	1.3	—	—
Cash paid for lease obligations	(0.6)	(0.2)	(0.3)
Lease liabilities at end of period (current and non-current lease)	1.0	0.3	0.5

The following table sets forth the Cadeler Group’s debts to credit institutions as of the dates and for the years indicated:

	As of and year ended December 31,
	2023	2022	2021

	(EUR million)
Debt to credit institutions at January 1	(115.0)	(73.1)	(73.5)
Overdraft facility drawn	—	(16.1)	(9.0)
Loans repayment	115.0	65.0	10.0
Overdraft repayment	—	25.1	—
New loan	(211.9)	(115.0)	—
New loan fees	8.3	1.5	—
Write off of loan fees	(1.9)	(1.0)	—
Others	—	(1.5)	(0.6)
Debt to credit institutions at end of period	(205.6)	(115.0)	(73.1)

Net working capital

The Cadeler Group assesses that, as of the date of this Annual Report on Form 20-F, its net working capital is adequate to meet its present financing requirements for at least 12 months following the date of this Annual Report on Form 20-F.

Cash flow analysis

The following table presents the primary components of the Cadeler Group’s cash flow for the years ended December 31, 2023, 2022 and 2021:

	For the year ended
	December 31,
	2023	2022	2021

	(EUR million)
Net cash provided by operating activities	63.4	29.0	30.2
Net cash (used in) investing activities	(54.7)	(225.4)	(163.4)
Net cash (used in)/provided by financing activities	70.3	213.1	71.8
Net increase/(decrease) in cash and cash equivalents	78.9	16.7	(61.3)
Cash and cash equivalents at beginning of period	19.0	2.3	63.6
Net foreign exchange difference	(1.3)	—	—
Cash and cash equivalents at end of period	96.6	19.0	2.3

Cash and cash equivalents at December 31, 2023 amounted to EUR 96.6 million compared to EUR 19.0 million at December 31, 2022, mainly driven by the net fluctuations of operating, investing and financing activities outlined below.

Cash and cash equivalents at December 31, 2022 amounted to EUR 19.0 million compared to EUR 2.3 million at December 31, 2021, mainly driven by net borrowing proceeds of EUR 41.0 million and EUR 178.1 million of net proceeds from the issuance of shares, offset by additions to property, plant and equipment of EUR 224.6 million.

Net cash provided by operating activities

For the year ended December 31, 2023, cash provided by operating activities was EUR 63.4 million, compared to EUR 29.0 million for the year ended December 31, 2022, mainly driven by a decrease in in profits from higher costs and reduction of working capital compared to 2022.

For the year ended December 31, 2022, cash provided by operating activities was EUR 29.0 million, compared to EUR 30.2 million for the year ended December 31, 2021, mainly driven by net profit increasing by EUR 29.0 million compared to 2021, a decrease of EUR 13.0 million of deferred charter hire income and an increase in contract assets of EUR 19.2 million.

Net cash used in investing activities

For the year ended December 31, 2023, cash used in investing activities was EUR 54.7 million, compared to EUR 225.4 million for the year ended December 31, 2022, mainly driven by the absence of large asset investments. In 2023, the business combination with Eneti was completed via a share exchange and EUR 10 million net cash.

For the year ended December 31, 2022, cash used in investing activities was EUR 225.4 million, compared to EUR 163.4 million for the year ended December 31, 2021, mainly driven by a EUR 167.0 million down payment for the A-Class New Builds and the EUR 27.0 million instalments paid for the main crane upgrades for the Operating O-Class Vessels.

Net cash (used in)/provided by financing activities

For the year ended December 31, 2023, cash provided by financing activities was EUR 70.3 million, compared to cash provided by financing activities of EUR 213.1 million for the year ended December 31, 2022, mainly driven by the nonrecurrence of the capital raised in 2022 and partially offset by the Holdco Facility for EUR 50 million from HSBC in 2023.

For the year ended December 31, 2022, cash provided by financing activities was EUR 213.1 million, compared to EUR 71.8 million for the year ended December 31, 2021, mainly driven by net borrowing proceeds of EUR 41.0 million and EUR 178.1 million of net proceeds from the issuance of shares, which is EUR 101 million more than the net proceeds from 2021.

Financing Arrangements and Commitments

Capital expenditure

The Cadeler Group defines capital expenditure as investments in property, plant and equipment. The following table sets forth the Cadeler Group’s capital expenditure (not including any capitalized interest shown under interest paid in financing activities) for the years ended December 31, 2023, 2022 and 2021.

	Year ended December 31,
	2023	2022	2021

	(EUR million)
Additions to property, plant and equipment not including capitalized interest	66.9	224.6	162.9

Capital expenditure (not including any capitalized interest shown under interest paid in financing activities) for the year ended December 31, 2023 decreased from EUR 224.6 million to EUR 66.9 million in the year ended December 31, 2022, primarily due to the absence of large asset investment payments.

Capital expenditure (not including any capitalized interest shown under interest paid in financing activities) for the year ended December 31, 2022 increased from EUR 162.9 million to EUR 224.6 million in the year ended December 31, 2021, primarily due to increased down payments relating to the New Builds in 2022 compared to 2021.

The cost of the crane upgrades of Wind Orca and Wind Osprey will amount to a total of EUR 83.4 million, of which EUR 50 million has been paid as of December 31, 2023. The remaining amounts will be due in the first half of 2024.

The total contract value for the construction of the P-Class New Builds is approximately EUR 572 million, of which EUR 137 million was paid in 2021 and EUR 14 million was paid in 2023. The remaining scheduled payments are due between 2024 and 2025. Of the total contract value, USD 390 million will be paid in USD and EUR 220 million will be paid in EUR.

The total value of the contracts for the A-Class New Builds is approximately EUR 657 million. After down payments of an aggregate EUR 167 million in 2022, the remaining amounts will be due in 2025 and 2026. Of the total contract value, USD 495 million are paid in USD and EUR 205 million are paid in EUR.

The total value of the contracts for the construction of the M-Class New Builds is approximately EUR 592 million, of which EUR 29.6 million, EUR 59.4 million and EUR 29.3 million have been paid in 2021, 2022 and 2023, respectively. The remaining scheduled payments are due between 2024 and 2025.

Financial and other long-term contractual obligations

The following table analyses the maturity profile of the financial liabilities of the Cadeler Group based on contractual undiscounted cash flows.

		Between 1	Between 2
	Less 1	and 2	and 5
	year	years	years	Total

	(EUR million)
December 31, 2023
Trade and other payables	32.6	—	—	32.6
Payables to Related parties	0.2	—	—	0.2
Lease liabilities	0.6	0.4	—	1.0
Debt to credit institutions	0.8	—	204.8	205.6
Derivative liabilities	4.0	5.7	12.3	22.0
Total	38.2	6.1	217.0	261.3
December 31, 2022
Trade and other payables	8.8	—	—	8.8
Payables to Related parties	0.1	—	—	0.1
Lease liabilities	0.3	—	—	0.3
Debt to credit institutions	0.8	—	114.2	115.0
Derivative liabilities	—	1.8	0.3	2.1
Total	10.0	1.8	114.5	126.3
December 31, 2021
Trade and other payables	9.7	—	—	9.7
Payables to Related parties	0.1	—	—	0.1
Lease liabilities	0.3	0.2	—	0.5
Debt to credit institutions	28.6	14.5	30.0	73.1
Total	38.7	14.7	30.0	83.4

Off-balance sheet arrangements

As of December 31, 2023, the Cadeler Group did not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on the Cadeler Group’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources other than those related to Cadeler’s new headquarters from 2024, the crane upgrades for the Operating O-Class Vessels, debt facilities not yet utilized and commitments related to the New Builds discussed elsewhere in this Annual Report on Form 20-F.

Commercial commitments and contingent liabilities

The Cadeler Group signed a contract with National Oilwell Varco on December 18, 2020 to replace the main crane of Wind Orca and then executed the option to replace the main crane for Wind Osprey on June 17, 2021. The total sum of the contract for the replacement of both cranes is EUR 83.4 million, of which EUR 7.0 million was paid in 2021, EUR 27.0 million was paid in 2022 and EUR 15.8 million was paid in 2023. The remaining scheduled payments are due in 2024.

In addition, on June 30, 2021, the Cadeler Group entered into a contract with COSCO to build two new P-Class wind turbine installation vessels, on May 9, 2022, the Cadeler Group signed a contract with COSCO to build one new A-Class wind turbine installation vessel and on November 22, 2022, the Cadeler Group exercised its option under the May 9, 2022 contract and signed a new contract with COSCO to build one new A-Class wind turbine installation vessel. The Cadeler Group, due to the Business Combination, has also inherited two contracts with Hanwha for the construction of the two M-Class New Builds. The total contract sum for the two P-Class New Builds, the two A-Class New Builds and the two M-Class New Builds amounts to approximately EUR 1.8 billion, of which EUR 166.9 million has been paid in 2021, EUR 227.0 million has been paid in 2022 and 43 million has been paid in 2023. The remaining amounts of approximately EUR 1.4 billion will be due between 2024 and 2026.

BW Group has provided COSCO with four guarantees in respect of the sums payable by Cadeler in accordance with the contracts for the construction of the P-Class New Builds and A-Class New Builds in 2021 and 2022. See Note 23 to the Consolidated Financial Statements, “Commitments and Pledges,” in the Annual Report 2023 for further information.

Financial Risk Management

The Cadeler Group’s activities expose it to market risk (including currency risk and interest rate risk), credit risk and liquidity risk. Financial risk management within the Cadeler Group is the responsibility of the Cadeler Group’s management and overseen by the Cadeler Board and Audit Committee. The fair value of the Cadeler Group’s financial assets and liabilities as of December 31, 2023 does not deviate materially from the carrying amounts as of December 31, 2022.

Quantitative and Qualitative Disclosures about Market Risk

(a)Currency risk

The Cadeler Group’s business is exposed to DKK, NOK, British pound sterling (“GBP”) and USD as certain operating expenses are denominated in these currencies. The Cadeler Group will look to use financial instruments to reduce currency risk when there is significant liability or income in a non-EUR, DKK or USD denominated currency and there is a cost-effective solution.

The largest currency exposure of the Cadeler Group is the future instalments for the new P-Class New Builds, A-Class New Builds and M-Class New Builds in USD (USD 1.3 million as of December 31, 2023). See Note 25 to the Consolidated Financial Statements, “Derivative Financial Instruments,” in the Annual Report 2023 with regards to the current instruments used to mitigate this currency risk. The Cadeler Group’s management and the Cadeler Board will evaluate the potential cost and benefits of currency exposure on an ongoing basis.

The Cadeler Group holds cash balances in USD. If the USD:EUR exchange rate deteriorated by 10%, the Cadeler Group’s profits before tax would have decreased by EUR 4.6 million based on the Cadeler Group’s USD cash holdings as of December 31, 2023.

The Cadeler Group holds cash balances in GBP. If the GBP:EUR exchange rate deteriorated by 10% the Cadeler Group’s profits before tax would have decreased by EUR 1.4 million based on the Cadeler Group’s GBP cash holdings as at December 31, 2023.

As the DKK is pegged to the EUR, no material currency risk has been identified against the DKK even though the Cadeler Group has costs denominated in DKK. As of December 31, 2023, the Cadeler Group did not have any material NOK cash holdings.

(b)Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Cadeler Group’s current exposure to the risk of changes in market interest rates relates primarily to the Debt Facility entered into on June 29, 2022 (as amended on June 16, 2023) and refinanced on December 7, 2023, the New Debt Facility, the P-Class Facility, the New Credit Facility and the Holdco Facility. See Note 25 to the Consolidated Financial Statements, “Derivative Financial Instruments,” in the Annual Report 2023 for a description of the current instruments used to mitigate this risk.

The New Debt Facility and the Holdco Facility are based on a 3-month EURIBOR interest rate plus a margin. The EURIBOR interest rate has a floor of zero basis points and was 3.9% and 2.2% at December 31, 2023 and 2022.

If the EURIBOR interest rate increased 100 basis points over the floor of zero basis points, and the loans had been provided throughout the last twelve months by the end of December 2023, the cost would have increased by EUR 24.1 million (EUR 1.5 million in 2022). This variation could potentially have qualified as capitalizable borrowing costs and minimized the impact on the Cadeler Group’s profits before tax.

If the EURIBOR interest rate decreases, the Cadeler Group’s profits before tax would not change due to the capitalization of borrowing costs.

The Cadeler Group’s management and the Cadeler Board will evaluate the potential cost and benefits of fixed interested rate borrowings on an ongoing basis.

Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations, resulting in financial loss to the Cadeler Group. When dealing with banks and financial institutions, the Cadeler Group mitigates its credit risk by transacting only with counterparties who are rated “A” and above by independent rating agencies.

With respect to its customers, the Cadeler Group has adopted a practice of dealing only with customers of appropriate history and creditworthiness and obtaining sufficient security, where appropriate, to mitigate credit risk. The Cadeler Group adopts stringent procedures on extending credit terms to customers and on the monitoring of credit risk.

These credit terms are normally contractual and the Cadeler Group’s credit policies explicitly set forth guidelines on extending credit to customers, including procedures for monitoring the process of engaging with new customers and using industry best practices as a reference in setting credit terms. This includes assessment and valuation of customers’ credit reliability and periodic review of their financial status to determine the appropriate credit limits to be granted. Customers are also assessed based on their historical payment records. Where necessary, customers may also be requested to provide security or advance payment before services are rendered.

Related party credit risk is managed by the Cadeler Group’s management and overseen by the Cadeler Board and Audit Committee.

The maximum exposure to credit risk is the carrying amount of trade receivables and other receivables, receivables from group entities and cash and cash equivalents presented on the balance sheet.

Impairment of financial assets

The Cadeler Group assesses on a forward-looking basis the expected credit losses associated with its financial assets which are trade and other receivables, cash and cash equivalents and contract assets. Financial assets are written off when there is no reasonable expectation of recovery, such as a non-related debtor failing to engage in a repayment plan with the Cadeler Group.

Where receivables have been written off, the Cadeler Group continues to engage in enforcement activity to attempt to recover the receivables due. Where recoveries are made, these are recognized in profit or loss.

The Cadeler Group has applied the simplified credit loss approach by using a provision matrix to measure the lifetime expected credit losses for trade receivables from customers. To measure the expected credit losses, the Cadeler Group grouped receivables based on shared credit characteristics and days past due.

Trade receivables from external customers that are neither past due nor impaired are with creditworthy companies. Based on the provision matrix, the trade receivables from external customers are subject to immaterial credit loss. For an analysis of expected credit loss on trade receivables and contract assets, please refer to Note 14 to the Consolidated Financial Statements, “Trade and Other Receivables,” in the Annual Report 2023.

For cash and cash equivalents and other receivables that are measured at amortized cost, the Cadeler Group considers these financial assets as low credit risk. Cash and cash equivalents are mainly deposits with banks who have high credit ratings as determined by international credit rating agencies. As of December 31, 2023, cash and cash equivalents and other receivables are subject to immaterial credit loss.

There was no credit loss allowance for other financial assets at amortized cost as of December 31, 2023, December 31, 2022 and December 31, 2021.

Liquidity risk

The Cadeler Group manages its liquidity risk by maintaining sufficient cash and available funding through committed credit facilities to enable it to meet its operational requirements and instalments for the New Builds.

In 2023, the Debt Facility was amended to increase the guarantee facility to EUR 60 million and to increase the committed revolving credit facility to EUR 250 million, resulting in an increase of the aggregate Debt Facility to EUR 310 million.

In connection with the Business Combination, on December 7, 2023 Cadeler entered into the New Debt Facility. The New Debt Facility has similar terms and conditions as the Debt Facility. The Cadeler Group will utilize the New Debt Facility to repay the outstanding amounts under the Eneti Credit Facility, which amounted to USD 59.4 million as at September 30, 2023 (of which Eneti repaid USD 12.6 million in October 2023 from the proceeds from the sale of Seajacks Hydra, Seajacks Leviathan and the Seajacks Kraken). In addition, Cadeler will repay the amounts under the Debt Facility amounting to EUR 115 million as of December 31, 2023.

On November 15, 2023, Cadeler entered into the Holdco Facility in an aggregate amount of EUR 50 million (5 year tenor) with HSBC. The proceeds of the Holdco Facility are to be used, amongst other purposes, for the partial funding of the wind installation activities of the Cadeler Group and for general corporate purposes. The financing includes a noncommitted accordion option of up to EUR 50 million. EUR 50 million has been drawn under the Holdco Facility. On March 7, 2024, the Holdco Facility was increased from EUR 50 million to EUR 80 million.

On December 22, 2023, Cadeler and two of its subsidiaries, WIND N1064 Limited and WIND N1063 Limited, entered into the P-Class Facility (12 year tenor) to finance the purchase of the P-Class New Builds. The funds under the P-Class Facility have been borrowed by WIND N1064 Limited and WIND N1063 Limited (the future owners of the P-Class New Builds) and may not be reborrowed once repaid. The P-Class Facility is secured by a guarantee from Cadeler, first priority mortgages to be granted over the P-Class New Builds, first priority assignments of the insurance policies and earnings of the P-Class New Builds by Cadeler and the two borrowers and contains customary financial and other covenants including certain change of control provisions. Further financing will be required from 2025 in connection with milestone payments for the new A-Class New Builds. The Cadeler Group’s management expects to require approximately EUR 450 million of additional funding for the A-Class New Builds. The BW Group provided COSCO with a guarantee in respect of the sums owed by Cadeler pursuant to the contracts for the construction of the two P-Class New Builds and the two A-Class New Builds.

The following maturity table shows the contract obligation for the construction of the P-Class and A-Class vessels as of the dates indicated:

	Less than 1	Between 1	Between 2
As of December 31, 2023	year	and 2 years	and 5 years
Obligation in USD millions	328	832	180
Obligation in USD (in EUR) millions	296	751	163
Obligation in EUR millions	69	99	6
Total obligations (in EUR)	365	850	169
As of December 31, 2022
Obligation in USD millions	—	197	619
Obligation in USD (in EUR) millions	—	187	588
Obligation in EUR millions	13	69	105
Total obligations (in EUR)	13	256	693

For further information regarding interest-bearing loans and borrowings please refer to Note 24 to the Consolidated Financial Statements, “Financial Risk Management,” in the Annual Report 2023.

Fair value measurement

The Cadeler Group measures financial instruments such as derivatives at fair value at each balance sheet date. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the balance sheet date.

The principal or the most advantageous market must be accessible by the Cadeler Group. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

In measuring the fair value of unlisted derivative financial instruments and other financial instruments for which there is no active market, fair value is determined using generally accepted valuation techniques. Market-based parameters such as market-based yield curves and forward exchange prices are used for the valuation.

The Cadeler Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data is available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

Financial instruments for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as following accounting hierarchy:

Level 1: The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and equity securities) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the Cadeler Group is the current bid price. These instruments are included in level 1.

Level 2: The fair value of financial instruments that are not traded in an active market (e.g., over-the-counter derivatives) is determined using valuation techniques that maximize the use of observable market data and rely as little as possible on entity-specific estimates. Valuation techniques applied are primarily based on marked-based inputs of the instruments. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

The following table shows the fair value measurement hierarchy of the Cadeler Group’s assets and liabilities:

	Level 1	Level 2	Level 3	Total

	(EUR million)
December 31, 2023

Derivatives assets	—	—	—	—
Total financial assets at fair value through income statement	—	—	—	—
Derivatives liabilities	—	(0.4)	—	(0.4)
Total financial liabilities at fair value through income statement	—	(0.4)	—	(0.4)
Cash flow hedges
Derivatives assets	—	0.3	—	0.3
Cash flow hedges
Derivatives liabilities	—	(17.9)	—	(17.9)

December 31, 2022

Through income statement
Derivative assets	—	0.4	—	0.4
Total financial assets at fair value through the income statement	—	0.4	—	0.4
Derivative liabilities	—	—	—	—
Total financial liabilities at fair value through the income statement	—	—	—	—
Cash flow hedges
Derivative assets	—	3.0	—	3.0
Cash flow hedges
Derivative liabilities	—	(2.1)	—	(2.1)

Derivative financial instruments

(a)Hedge accounting generally

The Cadeler Group uses forward exchange contracts and interest rate swap contracts to hedge currency risks and interest risk regarding highly probable future cash flows and designates them as cash flow hedges subject to meeting the criteria for the application of cash flow hedging.

Hedging ratios are determined as the notional value of the instrument divided by the notional value of the hedged item. The Cadeler Group seeks to establish hedge relationships with a hedging ratio of 1:1. This is generally possible either by designating only a portion of the notional value of the underlying instrument as a hedge instrument or by maintaining the hedge notional value such that it is equal to or lower than that of the hedge item. The principle driver for the ineffectiveness of certain of the Cadeler Group’s hedging instruments arises from changes to the timing of the delivery of the New Build vessels. The delivery of the vessels will expose the Cadeler Group to several market risks, including foreign currency risks and interest rate risk. The fair value reserve of the derivatives used as hedging instruments is recognized in other comprehensive income until the hedged items are realized. The table below shows the movement in the reserves for cash flow hedges, listed by the hedged risk.

	2023	2022	2021

	(EUR million)
Fair value change of cash flow hedges
Cumulative fair value change at January 1	1.3	—	—
Fair value adjustment at year-end, net	(19.3)	1.3	—
Time value adjustment at year-end, net	(3.6)	—	—
Cumulative fair value change at December 31	(21.6)	1.3	—

The fair value of cash flow hedges at December 31 can be specified as follows:
Interest rate risk hedging	(11.8)	3.2	—
Foreign currency risk hedging	(6.1)	(1.8)	—
Foreign currency risk hedging – time value	(3.6)	—	—
Cumulative fair value change at December 31	(21.6)	1.3	—

(b)Interest rate risk

In 2022, the Cadeler Group entered into the Debt Facility with a zero basis points floor, which led the Cadeler Group to be exposed to changes in the 3-month EURIBOR rate with respect to the current funding.

On October 5, 2022, the Cadeler Group entered into interest rate swap contracts with DNB which relate to the Debt Facility and future loans thereunder. The interest rate risk arising from the loans under the Debt Facility have been swapped from 3-month EURIBOR to a fixed rate until October 5, 2027. The average fixed rate of the swaps is 2.82%. Such interest rate swap contracts have been replaced by new contracts in connection with the New Debt Facility.

On November 15 2023, the Cadeler Group entered into the Holdco Facility in an aggregate amount of EUR 50 million (5 year tenor) with HSBC. The proceeds of the Holdco Facility are to be used, amongst other purposes, for the partial funding of the wind installation activities of the Cadeler Group and for general corporate purposes. The financing includes a noncommitted accordion option of up to EUR 50 million. On March 7, 2024, the Holdco Facility was increased from EUR 50 million to EUR 80 million.

In connection with the Business Combination, on December 7, 2023 the Group entered into the New Debt Facility, a new senior secured credit and guarantee facility of up to EUR 550 million. The New Debt Facility has similar terms and conditions as the Debt Facility.

Further, on December 22, 2023, the Cadeler Group entered into the P-Class Facility, a Sinosure-backed green term loan facility of up to EUR 425 million. The Cadeler Group entered into the P-Class Facility principally to finance the purchase of the P-Class New Builds.

In connection with the Business Combination, the Cadeler Group acquired a senior secured green term loan facility, which Eneti entered into in November 2023, of up to USD 436 million, the New Credit Facility, which finances approximately 65% of the purchase cost of the M-Class New Builds.

The new credit facilities expand the exposure of the Cadeler Group to changes in the 3M EURIBOR rate.

Where the Cadeler Group enters into interest rate hedges, it seeks to match critical terms between the hedged item and the relevant hedge instrument. When it enters into a hedging transaction, the Cadeler Group assesses terms related to instalments on the facilities, the payment date for interest payments, and other instalment and timing differences in the maturity of the hedge item and the relevant hedge instrument. The principal expected causes of hedging ineffectiveness relate to changes to the expected date of delivery of the New Build vessels and the possibility of the 3-month EURIBOR rate falling below 0%.

The below table shows the profile of the nominal amount of the interest rate swaps and the fair values.

	Less than 1	Between 1	Between 2	Fair Value
	year	and 2 years	and 5 years	Asset	Liability

	(Notional amount million)
2023
Interest rate Swap – EURIBOR 3M	—	—	555.0	—	(11.83)
2022
Interest rate Swap – EURIBOR 3M	—	—	469.4	3.5	(0.3)

	2023	2022	2021

	(EUR million)
Movements in the hedging reserve
Cumulative fair value change at January 1	3.2	—	—
Fair value adjustment for the year	(14.2)	2.7	—
Transferred to Financial expenses	(0.8)	0.4	—
December 31	(11.8)	3.2	—

(c)Foreign currency risk hedging

In 2021, the Cadeler Group entered into a binding contract for the construction of two P-Class vessels from COSCO. The contracts are partly settled in USD. The payments are due in 2024 and 2025. The currency exposure arising from the contracts has been swapped to EUR at the Company’s banks at an average USD:EUR rate of 0.9187 for both 2023 and 2022.

In 2022, the Company signed additional contracts with COSCO to build the A-Class New Builds. The Company is exposed to changes in foreign exchange currency risk on its contractual obligation to acquire the A-Class New Builds due to the last instalments for such vessels being in USD. The last instalment shall be payable upon delivery of the last A-Class New Build.

The exposure to the variability in the future currency rate has been hedged by entering into six zero cost collar contracts with DNB, securing an average USD:EUR rate of between 0.8695 and 0.9466 for an additional USD 300 million of notional amount, bringing the total coverage to USD 500 million. As of December 31, 2023, the total coverage effectively mitigates around 50% of the Cadeler Group’s foreign exchange risk for the upcoming USD instalments for the new P- and A-Class vessel contracts.

Where the Cadeler Group enters into foreign currency hedges, it seeks to match critical terms between the hedged item and the relevant hedge instrument. When it enters into a hedging transaction, the Cadeler Group assesses terms related to the payment date of the instalment to be paid in a foreign currency and the maturity of the hedged item and the relevant hedge instrument. The principal expected causes of hedging ineffectiveness relate to changes to the expected date of delivery of the New Build vessels. The below table shows the profile of the nominal amount of the interest rate swaps and the fair values.

	Less than 1	Between 1	Between 2	Fair Value
	year	and 2 years	and 5 years	Asset	Liability

	(Notional amount USD million)			(EUR million)
2023
FX forward contracts – U.S. dollar	150.0	50.0	—	—	(5.3)
Option collars – U.S. dollar	—	250.0	50.0	—	(4.4)
2022
FX forward contracts – U.S. dollar	—	200.0	—	—	(1.8)

	2023	2022	2021

		(EUR million)
Movements in the hedging reserve
January 1	(1.8)	—	—
Fair value adjustment for the year – FX forward contracts	(3.5)	(1.8)	—
Fair value adjustment for the year – Option collars	(0.8)	—	—
Time value adjustment for the year	(3.6)	—	—
December 31	(9.7)	(1.8)	—

General Accounting Policies and Significant Accounting Estimates

For information on the Cadeler Group’s general accounting policies and significant accounting estimates and judgments, see Note 2 to the Consolidated Financial Statements, “Material Accounting Policies Information,” in the Annual Report 2023.

C. Research and development, patents and licenses, etc.

Reference is made to the section titled “Finance Review—Research and development activities” at page 19 of the Annual Report 2023 for research and development activities.

D. Trend information

Reference is made to the section titled “2024 Outlook” on page 36 of the Annual Report 2023, except that where references are made to EBITDA and Adjusted EBITDA they should be replaced by Adjusted EBITDA and Adjusted EBITDA excluding special items, respectively (see also Item 5.A “Operating Results—Non-IFRS Financial Measures” of this Annual Report on Form 20-F).

E. Critical accounting estimates

Reference is made to Note 2 to the Consolidated Financial Statements, “Material Accounting Policies Information,” in the Annual Report 2023.

Item 6.Directors, Senior Management and Employees

A. Directors and senior management

Reference is made to the section titled “Corporate Governance” on pages 31-32 and 34 of the Annual Report 2023 for the names, qualifications, principal positions held outside of Cadeler, and date of birth for the members of the Cadeler Board and the members of Cadeler’s executive management, respectively.

B. Compensation

For compensation data in respect of the members of the Cadeler Board, reference is made to the section titled “Board of Directors” on pages 5-6 of the Remuneration Report 2023.

For compensation data in respect of the members of the Company’s executive management, reference is made to the section titled “Executive Management” on pages 7-10 of the Remuneration Report 2023.

C. Board practices

Reference is made to the section titled “Corporate Governance” on pages 31-32 of the Annual Report 2023 for the year of election and current election period for each member of the Cadeler Board. Reference is made to page 34 of the Annual Report 2023 for the year of appointment of each member of Cadeler’s executive management.

Directors’ service contracts

Mikkel Gleerup and Peter Brogaard Hansen, as the Chief Executive Officer and the Chief Financial Officer of Cadeler, respectively, are, under their respective service contracts, entitled to a notice period of 12 months if the employment is terminated by Cadeler. Subject to certain conditions, Cadeler may terminate the employment of the Chief Executive Officer and the Chief Financial Officer upon one month’s notice in the case of long-term illness. Each of the Chief Executive Officer and the Chief Financial Officer may terminate their respective employment upon six months’ notice. Neither the Chief Executive Officer nor the Chief Financial Officer is entitled to severance pay, except in accordance with the Danish Salaried Employees Act.

Under their respective service contracts, the Chief Executive Officer and the Chief Financial Officer are subject to noncompetition clauses for a period of six months after their respective employment has ended. During the restricted period, each of the Chief Executive Officer and the Chief Financial Officer are entitled to compensation corresponding to 40% of their remuneration at the time their respective employment ended. Such compensation will be reduced if the Chief Executive Officer or the Chief Financial Officer, respectively, commences an independent business or obtains a new employment during the relevant restricted period.

Audit committee

The Cadeler Board has established an audit committee. The primary purposes of the audit committee are to:

●	assist the Cadeler Board in discharging its duties relating to the safeguarding of assets; the operation of adequate systems and internal controls; control processes and the preparation of accurate financial reporting and statements in compliance with all applicable legal requirements, corporate governance and accounting standards; and
●	provide support to the Cadeler Board on the risk profile and risk management of Cadeler.

The audit committee reports and makes recommendations to the Cadeler Board, but the Cadeler Board retains responsibility for implementing such recommendations.

Remuneration committee

The Cadeler Board has established a remuneration committee. The primary purpose of the remuneration committee is to advise the Cadeler Board on salaries and other remuneration for Cadeler’s senior management and the Cadeler Board. The remuneration committee reports and makes recommendations to the Cadeler Board, but the Cadeler Board retains responsibility for implementing such recommendations.

D. Employees

Reference is made to the section titled “Reporting on Sustainability—Cadeler as a Workplace” on pages 62-64 of the Annual Report 2023 and Note 7 to the Consolidated Financial Statements, “Employee Compensation,” in the Annual Report 2023 regarding the total number of full-time employees in Cadeler at year-end for the years 2020–2023.

The Cadeler Group’s executive management believes that the Company has a good relationship with its employees in general and with the labor unions relevant to certain Cadeler employees. See also Item 3.D. “Risk Factors—Risks Related to the Cadeler Group’s Business—Labor disruptions could materially adversely affect the Cadeler Group’s business and operations.”

E. Share ownership

The following table presents information regarding the total amount of Cadeler Shares directly or indirectly owned by members of the Cadeler Board and Cadeler’s senior management as of February 29, 2024 (excluding shares underlying incentive programs):

Name of shareholder	Number of shares	%(1)
Cadeler Board
Andreas Sohmen-Pao(2)	68,671,728	19.57%
Andrea Abt	—	—
Ditlev Wedell-Wedellsborg	—	—
Emanuele Lauro(3)	*	*
James B. Nish	*	*
Jesper T. Lok	—	—

Executive management
Mikkel Gleerup	—	—
Peter Brogaard Hansen	—	—
*	Denotes a shareholding of less than 1%.
(1)	Calculated based on the holding of shares and votes disclosed in connection with the most recent major shareholders notification, which may have changed since such date.
(2)	Includes shares held by BW Altor. BW Altor is ultimately controlled by Andreas Sohmen-Pao who is also the Chair of the Cadeler Board.
(3)	Excludes shares held by Scorpio Holdings. Emanuele Lauro, Vice Chair of the Cadeler Board, is a director, Chief Executive Officer, and 10% stockholder of Scorpio Holdings Limited. See Item 7.A. “Major Shareholders.”

F. Disclosure of a registrant’s action to recover erroneously awarded compensation

None.

Item 7.Major Shareholders and Related Party Transactions

A. Major shareholders

As of the date of this Annual Report on Form 20-F, the issued share capital of Cadeler consisted of 350,929,868 ordinary shares, of which none were held in treasury.

There is no complete record of all holders of Cadeler Shares and therefore it is not possible to give an accurate breakdown of the geographical distribution of Cadeler’s share capital or of the number of shareholders by country of residence. Additionally, certain of the Cadeler Shares are held by brokers or other nominees and, as a result, the number of holders of record is not representative of the number of beneficial holders or of the residence of such beneficial holders. However, JPMorgan Chase Bank, N.A., our ADS Depositary, has informed us that as of February 29, 2024 the total number of ADRs outstanding was 28,452,467, representing approximately 32.43% of the Cadeler Group’s issued and outstanding share capital at that date. All of the Cadeler ADSs are held of record by the Depositary. For more information regarding our ADSs, see Item 12D below.

Set forth below is information as of February 29, 2024 with respect to any shareholder who is known to Cadeler to be the beneficial owner of 5% or more of Cadeler’s share capital or voting rights:

Name of major Cadeler Shareholder	Number of shares	%(1)
BW Altor Pte. Ltd.(2)	68,671,728	19.57%
Scorpio Holdings Limited(3)	42,427,183	12.09%
Swire Pacific Limited	29,863,455	8.51%
(1)	Calculated based on the holding of shares and votes disclosed in connection with the most recent major shareholders notification, which may have changed since such date.
(2)	BW Altor is ultimately controlled by Andreas Sohmen-Pao who is also the Chair of the Cadeler Board.
(3)	Emanuele Lauro, Vice Chair of the Cadeler Board, is a director, Chief Executive Officer, and 10% stockholder of Scorpio Holdings.

As part of BW Altor becoming a lead investor in Cadeler’s initial public offering in November 2020, Swire Pacific and BW Altor entered into a memorandum of understanding on November 4, 2020, as amended pursuant to which BW Altor, subject to certain terms and conditions, was granted a right of first refusal to purchase a number of Cadeler Shares held by Swire Pacific if Swire Pacific wishes to sell such Cadeler Shares. However, the right of first refusal does not apply in the event that Swire Pacific accepts an offer from a third party for all Cadeler Shares.

As a result of the Business Combination, there has been a significant change in the percentage ownership held by Cadeler’s major shareholders. For a discussion of the major shareholdings in Cadeler prior to the Business Combination, reference is made to the section titled “Beneficial Ownership of Cadeler Securities” on pages 215-216 of the Prospectus.

Cadeler has only one share class. As a result, none of the above major shareholders hold voting rights which are different from those held by other Cadeler Shareholders and there are no Cadeler Shares that carry special rights relating to the control of Cadeler. All Cadeler Shares carry one vote per nominal value of DKK 1.00.

To the knowledge of Cadeler’s management: Cadeler is not directly or indirectly owned or controlled by (a) another corporation or (b) any foreign government. Cadeler’s management is not aware of Cadeler being owned or controlled, directly or indirectly, by any third party, or of any agreements that could later result in any third party taking over control of Cadeler. To the knowledge of Cadeler’s management, Cadeler has no controlling shareholder.

B. Related party transactions

For information on related party transactions, reference is made to Note 27 to the Consolidated Financial Statements, “Related Party Transactions,” in the Annual Report 2023.

C. Interests of experts and counsel

Not applicable.

Item 8.Financial Information

A. Consolidated Statements and Other Financial Information

The Consolidated Financial Statements and Notes to the Consolidated Financial Statements on pages 93-170 of the Annual Report 2023 are incorporated herein by reference. See also Item 18 “Financial Statements.”

In accordance with Rule 405(a)(3) under Regulation S-T, this information (including tabular data) is reproduced under this Item tagged with Inline XBRL formatting, at the end of this Annual Report on Form 20-F.

Legal proceedings

The Cadeler Group is not aware of any governmental, legal or arbitration proceedings, including any such proceedings which are pending or threatened, that may have had in the recent past, or may have in the future, a significant effect on Cadeler or the Cadeler Group’s financial position or profitability.

The Cadeler Group is currently assisting its manning company in respect of the following claims brought by four seafarers involved in the Wind Osprey crane incident in 2018: (i) one personal injury claim filed against Cadeler in English courts which was settled in 2022, (ii) two personal injury claims filed in the Scottish courts where jurisdiction has been contested, (iii) one unfair dismissal claim filed in the Irish courts that was dismissed and (iv) one expected personal injury claim which is time-barred. It is unclear if the seafarer will seek to bring the claim in another jurisdiction where the claim may not be time-barred. The four seafarers were employed by the manning company. As of the date hereof, it is uncertain if the seafarers will succeed in their claims against Cadeler and, if so, at what quantum, as this depends on the applicable law, the basis for the seafarer’s claims, the status of the seafarers’ injuries and the quantification on their claims. It is not expected that their claims will have a significant effect on Cadeler’s or the Cadeler Group’s financial position or profitability.

Dividends

Cadeler has never paid any cash dividends on its shares. The Cadeler Board currently intends to retain any future earnings to support operations and to finance the growth and development of Cadeler’s business and does not intend to pay cash dividends on its shares for the foreseeable future. Any future determination related to Cadeler’s dividend policy will be made at the discretion of the Cadeler Board. In addition, Cadeler's credit facilities contain covenants restricting the payments of dividends.

Item 9.The Offer and Listing

A. Offer and listing details

The Cadeler Shares are listed on the OSE and traded under the symbol “CADLR.” The Cadeler ADSs are listed on the NYSE and traded under the symbol “CDLR.” See Exhibit 2.2 to this Annual Report on Form 20-F for a description of the Cadeler Shares.

B. Plan of distribution

Not applicable.

C. Markets

Reference is made to Item 9.A. hereof.

D. Selling shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the issue

Not applicable.

Item 10.Additional Information

A. Share capital

Not applicable.

B. Memorandum and articles of association

Reference is made to the section titled “Description of Cadeler Shares and Articles of Association,” on pages 267-276 of the Prospectus.

See also Exhibit 2.2 to this Annual Report on Form 20-F for a summary of certain material provisions of Cadeler’s Articles of Association, certain other constitutive documents and relevant Danish corporate law. See Exhibit 1.1 to this Annual Report on Form 20-F for Cadeler’s Articles of Association.

C. Material contracts

Reference is made to the sections titled “Business Combination Agreement and Other Transaction Agreements,” on pages 110-134 of the Prospectus and “Information about Cadeler—Material Agreements—Debt Facility,” on pages 149-150 of the Prospectus. Reference is also made to the section titled “Finance Review—The newbuilds (currently under construction)” on pages 14-17 of the Annual Report 2023. See also Item 5.B. “Liquidity and Capital Resources—Financing Arrangements” of this Annual Report on Form 20-F.

D. Exchange controls

Other than the Danish rules on screening of certain foreign direct investments (“FDI”), etc. in Denmark (the “Danish FDI Rules”) and applicable international trade and financial sanctions as outlined below, (i) there are no governmental laws, decrees, or regulations in Denmark (including, but not limited to, foreign exchange controls) that restrict the export or import of capital, or that affect the remittance of dividends, interest or other payments to nonresident holders of the Cadeler Shares or the Cadeler ADSs, and (ii) there are no limitations on the right of non-resident or foreign owners to hold or vote the Cadeler Shares or the Cadeler ADSs imposed by the laws of Denmark or the Articles of Association of the Company.

Under the Danish FDI Rules, a screening mechanism applies to foreign direct investments in certain sensitive sectors, if the foreign investor obtains at least 10% ownership or voting rights, or equivalent control by other means. Among such sensitive sectors are companies and entities within critical technology with activities comprised by technologies for industrial energy storage, energy conversion and critical infrastructure in Denmark with activities comprised by energy transport or electricity production, electricity storage capacity as well as transportation and supply of electricity that are necessary to restore or maintain the energy functions that are important for the society. If a contemplated foreign direct investment in Cadeler is considered to fall within the scope of the mandatory screening mechanism, the foreign investor is required to apply for prior authorization with the Danish Business Authority. FDI filings, notifications or approvals may under certain circumstances also be required in non-Danish jurisdictions.

If a foreign investor fails to comply with the Danish FDI Rules, the Danish Business Authority may impose restrictions, inter alia, ordering to reverse the investment or to suspend the foreign investor’s voting rights.

International trade and financial sanctions are continually evolving. If applicable, such international trade and financial sanctions may under certain circumstances prevent the possibility of export and import of capital, and affect the remittance of dividends, interests and other payments to the non-resident holders of the Cadeler Shares or the Cadeler ADSs. In addition, international trade and financial sanctions may also restrict the right of non-resident or foreign owners to acquire, transfer, hold or vote the Cadeler Shares and Cadeler ADSs. Failure to comply with international trade and financial sanctions can lead to criminal and civil liability.

E. Taxation

Danish taxation

The following summary outlines certain Danish tax consequences to U.S. Holders (as defined below):

Withholding tax

Generally, Danish withholding tax is deducted from dividend payments to U.S. Holders at a 27% rate, the rate generally applicable to non-residents in Denmark without regard to eligibility for a reduced treaty rate. Under the Current Convention between the Government of the United States of America and the Government of the Kingdom of Denmark for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income (the “Current Convention”), the maximum rate of Danish tax that may be imposed on a dividend paid to a U.S. Holder that does not have a “permanent establishment” (as defined therein) in Denmark to which the Cadeler ADSs are allocated for tax purposes is generally 15% and, for certain pension funds, 0% (each, the “Treaty Rate”). U.S. Holders eligible for the Treaty Rate may apply to the Danish tax authorities to obtain a refund to the extent that the amount withheld reflects a rate in excess of the Treaty Rate (any such amount, the “Excess Withholding Tax”).

Any U.S. Holders of Cadeler ADSs wishing to apply for a refund of Excess Withholding Tax will have to provide a Danish Claim for Refund of Danish Dividend Tax, a properly completed U.S. Internal Revenue Service Form 6166 and additional documentation including: proof of dividend received; proof of ownership of the Cadeler ADSs and eligibility for the dividend received and proof that the dividend received was reduced by an amount corresponding to the Danish withholding tax. These documentation requirements may be expanded and may be subject to change. Refund claims must be filed within the three-year period following the date in which the dividend was paid in Denmark.

Information on tax reclaims, how they should be filed and the requisite tax forms may be obtained from:

JPMorgan Chase Bank, N.A.
c/o Goal Global Recoveries Inc
5 Hanover Square, Suite 2300
1 New York Plaza, 34th Floor
New York, NY 10004
+1 (212) 248 9130

U.S. Holders should consult their tax advisers regarding dividend withholding tax refunds.

Sale or exchange of Cadeler ADSs or Cadeler Shares

Any gain or loss realized on the sale or other disposition of Cadeler ADSs or Cadeler Shares by a U.S. Holder that is not either a resident of Denmark or a corporation that is doing business in Denmark is not subject to Danish taxation. In addition, any non-resident of Denmark may remove from Denmark any convertible currency representing the proceeds of the sales of Cadeler ADSs or Cadeler Shares in Denmark.

Material U.S. Federal Income Tax Considerations

The following is a description of material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of Cadeler ADSs or Cadeler Shares. This discussion applies only to U.S. Holders that hold Cadeler ADSs or Cadeler Shares as “capital assets” within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment). Further, this discussion does not address all aspects of U.S. federal income taxation that might be relevant to U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax laws, such as, for example:

●	dealers or certain electing traders in securities that are subject to mark-to-market tax accounting rules;
●	banks and certain other financial institutions;
●	insurance companies;
●	tax-exempt entities, “individual retirement accounts” or “Roth IRAs”;
●	partnerships or other entities classified as partnership for U.S. federal income tax purposes and their partners or investors;
●	regulated investment companies;
●	real estate investment trusts;
●	persons whose functional currency is not the U.S. dollar;
●	persons that hold Cadeler ADSs or Cadeler Shares as part of a straddle or other integrated transaction;

●	persons that hold Cadeler ADSs or Cadeler Shares in connection with a trade or business conducted outside the United States;
●	persons that acquired Cadeler ADSs or Cadeler Shares pursuant to the exercise of employee stock options or otherwise as compensation;
●	persons that acquired Cadeler ADSs or Cadeler Shares on or prior to the Business Combination; or
●	persons that own (directly, indirectly or constructively) 10% or more of Cadeler ADSs or Cadeler Shares (by vote or value).

If an entity or arrangement classified as a partnership for U.S. federal income tax purposes owns Cadeler ADSs or Cadeler Shares, the tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Entities classified as partnerships for U.S. federal income tax and their partners should consult their tax advisers regarding the tax consequences of the ownership and disposition of Cadeler ADSs or Cadeler Shares in their specific circumstances.

This discussion is based on the Code, proposed, temporary and final Treasury regulations promulgated under the Code, and judicial and administrative interpretations thereof, as well as the income tax treaty between the United States and Denmark (the “U.S.-Denmark Treaty”), all as of the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax considerations described herein. This discussion does not address alternative minimum or Medicare contribution tax considerations, the special tax accounting rules under Section 451(b) of the Code, or U.S. federal taxes other than those pertaining to U.S. federal income taxation (such as estate or gift taxes), nor does it address any aspects of U.S. state, local or non-U.S. taxation. This discussion assumes that each obligation under the deposit agreement for the Cadeler ADSs and any related agreement will be performed in accordance with its terms.

This discussion does not address any specific consequences to former Eneti shareholders that acquired Cadeler ADSs pursuant to the Business Combination. Former Eneti shareholders should review the Prospectus for additional information regarding any effect that the Business Combination, or Eneti’s PFIC status for any taxable year, may have on the former Eneti shareholders’ ownership of Cadeler ADSs or Cadeler Shares in their particular circumstances.

For purposes of this discussion, a “U.S. Holder” is a person that is, for U.S. federal income tax purposes, a beneficial owner of Cadeler ADSs or Cadeler Shares and:

●	an individual citizen or resident of the United States,
●	a corporation, or entity treated as a corporation, organized in or under the laws of the United States or any state therein or the District of Columbia, or
●	an estate or trust the income of which is includible in gross income regardless of its source.

In general, a U.S. Holder that owns Cadeler ADSs will be treated as the owner of the underlying Cadeler Shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges Cadeler ADSs for the underlying Cadeler Shares represented by those ADSs.

THIS SUMMARY DOES NOT PURPORT TO BE A COMPREHENSIVE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF CADELER ADSS OR CADELER SHARES. U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISERS REGARDING THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE OWNERSHIP AND DISPOSITION OF CADELER ADSS OR CADELER SHARES, INCLUDING THE APPLICABILITY AND EFFECTS OF U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. TAX LAWS.

Dividends

The following is subject to the discussion under “— Passive foreign investment company rules” below.

Distributions received by a U.S. Holder on the Cadeler ADSs or Cadeler Shares, including the amount of any Danish taxes withheld, other than certain pro rata distributions of shares to all shareholders, will constitute dividend income to the extent paid out of Cadeler’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Because Cadeler does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Dividends will be included in a U.S. Holder’s income on the date of receipt by the depositary (in the case of Cadeler ADSs) or the U.S. Holder (in the case of Cadeler Shares). The amount of dividend income paid in DKK that a U.S. Holder will be required to include in income will equal the U.S. dollar value of the distributed DKK, calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the payment is converted into U.S. dollars on such date. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of its receipt. Corporate U.S. Holders will not be entitled to claim a dividends-received deduction with respect to dividends paid by Cadeler. Subject to applicable limitations, dividends received by certain non-corporate U.S. Holders may be taxable at rates applicable to long-term capital gains. Non-corporate U.S. Holders should consult their tax advisers to determine whether they are subject to any special rules that limit their ability to be taxed at these favorable rates.

Dividends will be treated as foreign-source income and will include any amounts withheld therefrom in respect of Danish taxes. Non-refundable Danish taxes withheld from dividends on the Cadeler ADSs or Cadeler Shares (at a rate not in excess of any applicable rate under the U.S.- Denmark Treaty, in the case of a U.S. Holder that qualifies for the benefits of the U.S.-Denmark Treaty) will generally be creditable against a U.S. Holder’s U.S. federal income tax liability, subject to applicable limitations that vary depending upon the U.S. Holder’s circumstances and the discussion below regarding the impact of certain Treasury regulations. The rules governing foreign tax credits are complex. For example, under Treasury regulations, in the absence of an election to apply the benefits of an applicable income tax treaty, in order to be creditable, non-U.S. income tax rules must be consistent with certain U.S. federal income tax principles, and no determination has been made as to whether the Danish income tax system meets these requirements. The IRS has released notices that provide relief from certain of the Treasury regulations described above for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). In lieu of claiming a credit, a U.S. Holder may be able to elect to deduct non-U.S. taxes, including the Danish taxes, in computing its taxable income, subject to generally applicable limitations. An election to deduct creditable non-U.S. taxes (instead of claiming foreign tax credits) applies to all otherwise creditable non-U.S. taxes paid or accrued in the taxable year. U.S. Holders should consult their tax advisers regarding the creditability or deductibility of Danish taxes imposed on dividends in their particular circumstances.

Sale or other taxable disposition

The following is subject to the discussion under “—Passive foreign investment company rules” below.

A U.S. Holder will generally recognize U.S.-source capital gain or loss on the sale or other taxable disposition of the Cadeler ADSs or Cadeler Shares. Any gain or loss will be long-term capital gain or loss if the holding period of the Cadeler ADSs or Cadeler Shares exceeds one year. The amount of the U.S. Holder’s gain or loss will be equal to the difference between such U.S. Holder’s tax basis in the Cadeler ADSs or Cadeler Shares sold or disposed of and the amount realized on the sale or disposition, each as determined in U.S. dollars.

Passive foreign investment company rules

In general, a non-U.S. corporation is a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the value of its assets (generally determined on a quarterly average basis) consists of assets that produce, or are held for the production of, passive income. For the purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the stock of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, investment gains and certain rents and royalties, but does not include income received as compensation for services. Cash and cash equivalents are generally treated as passive assets. Goodwill and other intangible assets are generally treated as active assets to the extent associated with activities that generate non-passive income.

Cadeler’s gross income consists primarily of gross income from time charter hire services contracts with customers where the Cadeler Group utilizes its vessels, equipment and crew to deliver a service to the customer based on either a fixed day rate or milestone deliverables. Customers cannot charter a vessel from the Cadeler Group without also receiving the relevant wind turbine installation, engineering or maintenance services from the vessel’s crew. While the treatment of the gross income from time charter hire services for purposes of the PFIC rules is unclear, Cadeler intends to take the position that such income is non-passive income from services (rather than rental income). This position is based on general U.S. federal income tax law principles and court decisions that distinguish between income from services and rental income for other tax purposes. However, there is a court decision that characterized time charter income as rental income, rather than income from services, for another (not PFIC) tax purpose. Although the IRS indicated that it disagreed with that court decision, and although the facts of the court case may be different from Cadeler’s business model, there is no assurance that the IRS or a court will not treat Cadeler’s gross income from time charter hire services contracts as rental income, in which case the income (and the assets that produce it) may be treated as passive, unless the income is treated as derived in an active conduct of a trade or business under relevant Treasury regulations.

Assuming that Cadeler’s gross income from time charter hire services contracts with customers is not passive income, Cadeler does not believe it was a PFIC for 2023. However, Cadeler’s PFIC status for any taxable year is an annual factual determination that can be made only after the end of that year, and will depend, among other things, on the composition and character of its income and assets and the value of its assets from time to time (including the value of its goodwill and other intangible assets, which may be determined, in part, by reference to its market capitalization, which could be volatile). Accordingly, there can be no assurance that Cadeler will not be a PFIC for any taxable year. Cadeler has not attempted to make any determination, and thus does not express a view, regarding its PFIC status for any taxable year prior to the taxable year in which the Business Combination took effect.

If Cadeler is a PFIC for any taxable year during a U.S. Holder’s holding period of the Cadeler ADSs or Cadeler Shares, Cadeler will generally continue to be a PFIC with respect to the U.S. Holder for any subsequent taxable year, even if Cadeler ceases to be a PFIC for any future taxable year. In that case, gain recognized upon a disposition (including, under certain circumstances, a pledge) of the Cadeler ADSs or Cadeler Shares by a U.S. Holder generally will be allocated ratably over the U.S. Holder’s holding period of such Cadeler ADSs or Cadeler Shares. The amounts allocated to the taxable year of the disposition and to any year before Cadeler became a PFIC will be taxed as ordinary income. The amount allocated to each other taxable year will be subject to tax at the highest tax rate in effect for that taxable year for individuals or corporations, as appropriate, and an interest charge will be imposed on the tax allocated to each taxable year. Further, to the extent that distributions which a U.S. Holder receives on the Cadeler ADSs or Cadeler Shares in any taxable year exceed 125% of the average of the annual distributions on the ADSs or shares that the U.S. Holder received during the preceding three taxable years or its holding period, whichever is shorter, the excess distributions will be subject to taxation in the same manner as gain, described immediately above. Certain elections may be available that would result in alternative treatments of the Cadeler ADSs or Cadeler Shares (such as a mark-to-market election for any taxable year in which Cadeler is a PFIC if the Cadeler ADSs or Cadeler Shares, as applicable, are “marketable stock,” or a “deemed sale” election in the event that Cadeler is a PFIC for any taxable year but ceases to be a PFIC thereafter). U.S. Holders should consult their tax advisers regarding whether, if Cadeler is or becomes a PFIC, any of these elections would be available and, if so, what the consequences of the alternative treatments would be in the U.S. Holders’ particular circumstances. In addition, non-corporate U.S. Holders will not be eligible for reduced rates of taxation applicable to “qualified dividend income” on any dividends received from Cadeler if Cadeler is a PFIC (or is treated as a PFIC with respect to a U.S. Holder) for the taxable year in which the dividends are paid or the preceding taxable year.

If Cadeler is a PFIC for any taxable year during which a U.S. Holder owns Cadeler ADSs or Cadeler Shares, such U.S. Holder generally will be subject to specified reporting obligations. U.S. Holders should consult their tax advisers regarding the potential application of the PFIC rules to their ownership of Cadeler ADSs or Cadeler Shares.

Information reporting and backup withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding, unless (i) the U.S. Holder is a corporation or other “exempt recipient” (and establishes that status if required to do so) or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against its U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

Certain U.S. Holders who are individuals (and certain specified entities) may be required to report information relating to their ownership of Cadeler ADSs or Cadeler Shares, or non-U.S. accounts through which they are held.

F. Dividends and paying agents

Not applicable.

G. Statements by experts

Not applicable.

H. Documents on display

Documents referred to and filed with the SEC together with this Annual Report on Form 20-F can be read and copied at the SEC’s public reference room located at 100 F Street, NE, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

Copies of this Annual Report on Form 20-F as well as the Annual Report 2023 and Remuneration Report 2023 can be downloaded from the investors page at www.cadeler.com. The contents of this website are not incorporated by reference into this Annual Report on Form 20-F. This Annual Report on Form 20-F is also filed and can be viewed via EDGAR on www.sec.gov.

I. Subsidiary Information

Not applicable.

J. Annual Report to Security Holders

Cadeler intends to submit any annual report provided to security holders in electronic format as an exhibit to a current report on Form 6-K.

Item 11.Qualitative and Quantitative Disclosures About Market Risk

Reference is made to the section titled “Finance Review—Special Risks” on pages 19-21 of the Annual Report 2023.

Item 12.Description of Securities Other than Equity Securities

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Cadeler’s American Depositary Receipt (“ADR”) program is administered by JPMorgan Chase Bank, N.A as Depositary (JPMorgan Chase Bank, N.A., 383 Madison Avenue, Floor 11, New York, United States). The Cadeler ADSs are traded under the symbol “CDLR” on the NYSE. Each Cadeler ADS represents four (4) Cadeler Shares. The Cadeler Shares underlying the Cadeler ADSs are admitted to trading under the symbol “CADLR” on the OSE and not on the NYSE, where they are only admitted for listing.

The Depositary distributes relevant notices, reports and proxy materials to the holders of the Cadeler ADSs. When dividends are paid to Cadeler Shareholders, the Depositary converts the amounts into U.S. dollars and distributes the dividends to the holders of the Cadeler ADSs. See Exhibit 2.2 to this Annual Report on Form 20-F for a description of the rights of holders of the Cadeler ADSs.

The holder of a Cadeler ADS may have to pay the following fees and charges related to services in connection with the ownership of the Cadeler ADS up to the amounts set forth in the table below.

Service	Fee

Issuance or delivery of a Cadeler ADS, surrendering of a Cadeler ADS for delivery of a Cadeler Share, reduction or cancellation of a Cadeler ADS, including issuance, delivery, reducing, surrendering or cancellation in connection with share distributions, stock splits, rights and mergers

A maximum of USD 5.00 for each 100 Cadeler ADSs (or portion thereof), to be paid to the Depositary
Distribution of cash or elective cash/stock dividend offered to the holder of the Cadeler ADS	A maximum of USD 0.05 per Cadeler ADS, to be paid to the Depositary
Direct or indirect distribution of securities (other than Cadeler ADSs or rights to purchase additional Cadeler ADSs) or the net cash proceeds from the public or private sale of any such securities	A maximum of USD 0.05 per Cadeler ADS, to be paid to the Depositary
Services performed by the Depositary in administering the Cadeler ADSs	A maximum of USD 0.05 per Cadeler ADS (or portion thereof), to be paid to the Depositary
Servicing of the Cadeler Shares, the sale of securities, the delivery of the Cadeler Shares or otherwise in connection with the Depositary’s compliance with applicable law, rule or regulation	Reimbursement of charges and expenses as necessary

Taxes and other governmental charges payable by the holder of the Cadeler ADS or persons depositing Cadeler Shares	As necessary
A transaction fee per cancellation request and any applicable delivery expenses	As necessary

The registration or transfer of Cadeler Shares on any applicable register in connection with the deposit or withdrawal of Cadeler Shares	As necessary

The Depositary may make available to Cadeler a set amount or a portion of the Depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as Cadeler and the Depositary may agree from time to time. The Depositary collects its fees for issuance and cancellation of Cadeler ADSs directly from investors depositing Cadeler Shares or surrendering Cadeler ADSs for the purpose of withdrawal or from intermediaries acting for them. The Depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The Depositary may collect its annual fee for Depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The Depositary will generally set off the amounts owing from distributions made to holders of Cadeler ADSs. If, however, no distribution exists and payment owing is not timely received by the Depositary, the Depositary may refuse to provide any further services to ADR holders that have not paid those fees and expenses owing until such fees and expenses have been paid. At the discretion of the Depositary, all fees and charges owing under the Deposit Agreement are due in advance and/or when declared owing by the Depositary.

The Depositary may agree to reduce or waive certain fees, charges and expenses provided in the ADRs and in the Deposit Agreement, including, without limitation, those described above that would normally be charged on Cadeler ADSs issued to or at the direction of, or otherwise held by, Cadeler and/or certain ADR holders and beneficial owners and holders and beneficial owners of Cadeler Shares.

The Depositary has agreed to reimburse certain reasonable expenses related to Cadeler’s ADR program and incurred by Cadeler in connection with the program. In the year ended December 31, 2023, Cadeler did not receive any payment from the Depositary.

PART II

Item 13.Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.Controls and Procedures

Disclosure controls and procedures

Cadeler maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in reports that Cadeler files or submits under the U.S. Exchange Act, is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC, and such disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in reports that Cadeler files or submits under the U.S. Exchange Act is accumulated and communicated to Cadeler’s management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Cadeler’s management, including the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of Cadeler’s disclosure controls and procedures as of December 31, 2023. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2023, as a result of the material weaknesses in Cadeler’s internal control over financial reporting described below, the design and operation of Cadeler’s disclosure controls and procedures were not effective.

In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

Management’s annual report on internal control over financial reporting and attestation report of the registered public accounting firm

This Annual Report on Form 20-F does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

This Annual Report on Form 20-F does not include an attestation report of Cadeler’s registered public accounting firm also due to rules of the SEC according to which non-accelerated filers, which Cadeler is, and emerging growth companies, which Cadeler also is, are not required to provide such attestation requirement.

Changes in internal control over financial reporting

Except as described below, there were no changes in the Company’s internal control over financial reporting that occurred during the period covered by this Annual Report on Form 20-F that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Material Weakness in Internal Control over Financial Reporting

In connection with the audits of its financial statements for the years ended December 31, 2023, 2022 and 2021, the Cadeler Group and its independent registered public accounting firm have identified material weaknesses related to the Cadeler Group’s internal control over financial reporting driven by (i) a lack of formalized risk assessment and documented procedures in relation to the Company’s business processes and entity level controls, lack of evidence of performing internal controls including the completeness and accuracy of information used in the execution of controls, and lack of monitoring control activities, and (ii) lack of internal controls over change management and access management in the relevant financial IT systems required to support effective internal control framework. The Cadeler Group believes that these material weaknesses continue to exist as of the date hereof.

As defined in the standards established by the PCAOB, a material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Cadeler Group’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified relate to existing processes to assess risk and to design and implement effective control activities. In particular, the Cadeler Group does not have formalized risk assessment, oversight and compliance processes or formalized control descriptions for all key controls. Where process and control descriptions do exist, they do not necessarily include all relevant information to enable the operating effectiveness of such controls. Where control activities are dependent on IT applications or certain information or reports, currently there are no documented internal controls to assess the completeness and accuracy of such information. The Cadeler Group also does not currently monitor control activities and identified control deficiencies; thus, the Cadeler Group is unable to evaluate whether other deficiencies, individually or in combination, result in a reasonable possibility that a material misstatement of the financial statements would not be prevented or detected on a timely basis.

The Cadeler Group has recently initiated steps aimed at remediation of the identified material weaknesses and strengthening of internal control over financial reporting such as development and implementation of formal processes, internal controls (including IT general controls covering access and change management as well as cyber risks), and documentation relating to financial reporting and expects this project to be completed in the first half of 2024, with the updated internal control framework to begin operating in the first half of 2024, although the project may take longer than currently expected. The remediation plan and actions that the Cadeler Group is taking are subject to ongoing executive management review and will also be subject to audit committee oversight.

However, the Cadeler Group’s remediation plan and related actions may not fully address the material weaknesses identified in its internal controls over financial reporting and the Cadeler Group cannot guarantee that it will be successful in remediating the material weaknesses that it has identified to date. A failure to remediate such material weaknesses or a failure to discover and address any other material weaknesses or significant deficiencies in the future could result in inaccuracies in the Cadeler Group’s consolidated financial statements and impair its ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. See also Item 3.D. “Risk Factors—Risks Related to the Cadeler Group’s Business—The Cadeler Group has identified material weaknesses in internal control over financial reporting. If the Cadeler Group fails to maintain an effective system of internal control over financial reporting, it may not be able to accurately report financial results in a timely manner or prevent fraud, which may adversely affect its business and the market price of the Cadeler ADSs and Cadeler Shares.”

Item 16A.  Audit Committee Financial Expert

Reference is made to page 32 of the Annual Report 2023 for the name, position and experience of the members of the Audit Committee.

James Nish is designated as the Audit Committee financial expert as defined by the SEC. All members of the Audit Committee qualify as independent as defined by the U.S. Exchange Act and the NYSE Corporate Governance Standards applicable to listed companies as described in Section 303A of the NYSE Listed Company Manual (the “NYSE Standards”).

Item 16B.  Code of Ethics

Cadeler has in place a Code of Conduct which applies to its employees, officers, including the Chief Executive Officer and Chief Financial Officer, and directors. Cadeler’s Code of Conduct describes the general principles on business conduct and ethics which are essential to enable Cadeler to operate responsibly as a business and achieve commercial success, and address a number of the topics required by the Sarbanes-Oxley Act and the NYSE Standards.

Cadeler’s Code of Conduct may be found on Cadeler’s website at www.cadeler.com (the contents of Cadeler’s website are not incorporated by reference into this Annual Report on Form 20-F).

Item 16C.  Principal Accountant Fees and Services

Reference is made to Note 4 to the Consolidated Financial Statements, “Expenses by Nature—Auditor remuneration,” in the Annual Report 2023 regarding fees paid to Cadeler’s statutory auditors.

The audit opinion of EY Godkendt Revisionspartnerselskab (PCAOB Firm ID 1757) is included in Item 18.

Pre-approval policies

The Audit Committee assesses and pre-approves all audit and non-audit services provided by the statutory auditors. The pre-approval includes the type of service and a fee budget. Furthermore, the Audit Committee receives regular updates on actual services provided and fees realized.

Item 16D.  Exemptions from the Listing Standards for Audit Committees

None.

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F.  Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.  Corporate Governance

Cadeler is a public limited company incorporated in Denmark and the Cadeler Shares are admitted to trading on the OSE. Cadeler therefore follows the Norwegian Code of Practice for Corporate Governance issued on October 14, 2021 (the “Norwegian Code of Practice”) and applicable Danish law in respect of its corporate governance practices.

The Cadeler ADSs are listed on the NYSE and Cadeler is therefore required to comply with certain U.S. securities laws and regulations, including the Sarbanes-Oxley Act, and the NYSE Standards. As a foreign private issuer, Cadeler is permitted to follow the corporate governance practice of its home country in lieu of certain provisions of the NYSE Standards. Specifically, Cadeler complies with the requirements of Sections 303A.06, 303A.11, 303A.12(b) and (c), and 303A.14 of the NYSE Listed Company Manual but otherwise follows its home country practice in lieu of the remaining requirements of Section 303A of the NYSE Listed Company Manual.

Below is a brief summary of the corporate governance practices adopted by Cadeler as a foreign private issuer that differ from those adopted by U.S. domestic issuers under the NYSE Standards:

Independence requirements

Under the NYSE Standards, listed companies must have at least a majority of independent directors and no director qualifies as “independent” unless the Board of Directors has affirmatively determined that the relevant director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company).

The Cadeler Board has determined whether Cadeler Board members qualify as independent in accordance with the Norwegian Code of Practice (provided that the Cadeler Board has determined whether members of the Audit Committee qualify as independent pursuant to Rule 10A-3 under the Securities Exchange Act), rather than the NYSE Standards.

The Nomination Committee

Under Section 303A.04 of the NYSE Listed Company Manual, U.S. domestic issuers are generally required to have a nominating/corporate governance committee composed entirely of independent directors, and further provide that the nomination committee must have a written charter addressing certain specified duties.

Cadeler has a nomination committee, the members of which qualify as independent under the Norwegian Code of Practice, however, the composition of Cadeler’s nomination committee is determined by the election of its shareholders at each annual general meeting and, consistent with the Norwegian Code of Practice, members of the nomination committee are not required to be, and are not currently, members of the Cadeler Board. Cadeler’s Articles of Association and its Corporate Governance Policy provide that the nomination committee shall consist of two or three members who shall be shareholders or shareholder representatives, each of whom is elected for a term of one or two years. Cadeler’s nomination committee is required to make recommendations to the general meeting regarding the election of shareholder-elected members to the Cadeler Board and to the nomination committee but does not otherwise maintain a written charter consistent in scope with the requirements of the NYSE Standards.

The Remuneration Committee

Under the NYSE Standards, U.S. domestic issuers are generally required to have a compensation committee composed entirely of independent directors, each of whom must satisfy the heightened independence requirements specific to compensation committee membership set forth in Section 303A.02(a)(ii) of the NYSE Listed Company Manual. In addition, the NYSE Standards provide that the compensation committee must have a written charter that addresses certain specified duties.

Cadeler has a remuneration committee, the composition of which is determined by the Cadeler Board. In accordance with Cadeler’s Corporate Governance Policy, only members of the Cadeler Board are permitted to serve on the remuneration committee. When designating members to the remuneration committee, the Cadeler Board considers all factors relevant to determine whether any member of the remuneration committee has a relationship to Cadeler which is material to that director’s ability to be independent from management, though any such determination is made in accordance with the Norwegian Code of Practice rather than the independence requirements set out in the NYSE Standards. Cadeler’s remuneration committee is required to advise the Cadeler Board on salaries and other remuneration payable to the members of the Cadeler Board and Cadeler’s executive management but does not otherwise maintain a written charter consistent in scope with the requirements of the NYSE Standards.

The Audit Committee

In accordance with Section 303A.06 of the NYSE Listed Company Manual and Rule 10A-3 under the Securities Exchange Act, the Cadeler Board has an audit committee composed entirely of independent directors.

Under the NYSE Standards, however, U.S. domestic issuers are generally required to maintain an audit committee comprised of a minimum of three members and to have a written charter addressing certain specified duties and purposes. In addition, U.S. domestic issuers are generally required to have an internal audit function.

Consistent with the Norwegian Code of Practice, Cadeler does not require that its audit committee be comprised of three members and the audit committee may from time to time be, and currently is, comprised of two directors (provided that each shall have been determined to be independent in accordance with, or exempt from the requirements of, Rule 10A-3(b)(1) under the Securities Exchange Act). Cadeler’s audit committee is responsible for oversight of, and reporting to, the Cadeler Board on the elements described in section 303A.07(b)(i)(A) of the NYSE Listed Company Manual but does not otherwise maintain a written charter consistent in scope with the requirements of the NYSE Standards. The Cadeler Group does not have an internal audit function.

Equity-compensation plans

Under Section 303A.08 of the NYSE Listed Company Manual, shareholders of U.S. domestic issuers must be given the opportunity to vote on all equity compensation plans and any material revisions thereto, with certain limited exceptions. Cadeler has a written remuneration policy describing its practices with respect to the remuneration of the Cadeler Board and Cadeler’s executive management. In accordance with Danish law, that policy is subject to a binding shareholder vote at least once every four years. All incentive programs offered to the Cadeler Board and/or Cadeler’s executive management must comply with the framework set out in the remuneration policy. The practice of voting on specific equity compensation plans is not customary in Denmark nor required under Danish law and, accordingly, Cadeler’s equity compensation plans are not generally subject to shareholder approval.

CEO certification

Under Section 303A.12(a) of the NYSE Listed Company Manual, the chief executive officer of each U.S. domestic issuer must certify to the NYSE each year that he or she is not aware of any violation by the listed company of the NYSE Standards, qualifying the certification to the extent necessary. As permitted by the NYSE Standards and in accordance with Danish law and regulations (which do not contemplate such certifications), Cadeler does not intend to submit such certifications.

Item 16H.  Mine Safety Disclosure

Not applicable.

Item 16I.  Disclosures Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J.  Insider Trading Policies

Not applicable.

Item 16K.  Cybersecurity

Cybersecurity risk management is an integral part of Cadeler’s Health, Safety, Environmental and Quality (HSEQ) Management Principles & System.

Cadeler’s overall cybersecurity program is based on the CIS Critical Security Controls (“CIS18”), supplemented by risk management procedures inspired by the ISO27001 security framework. These procedures include steps to assess the severity of cybersecurity threats across the Company, including the security onboard the Company’s fleet of vessels, which are then consolidated into the Company’s overall business risk register. Management is involved in these procedures and are updated yearly or in the case of major changes.

The controls implemented through the CIS18 framework ensure timely handling of relevant cybersecurity threats and incidents, including threats and incidents associated with the use of critical systems and applications provided by third-party service providers, for which relevant attestations are received. Cadeler’s IT team also engages third-party security experts and strategic advisors for risk assessment, manual and technical security assessments of the infrastructure, system enhancements and penetration testing. In addition, Cadeler’s IT team provides awareness training to employees and critical third parties and conducts simulated phishing attempts against all employees at least annually.

The Cadeler Board has overall oversight responsibility for Cadeler’s risk management, and delegates cybersecurity risk management oversight to the audit committee. The audit committee ensures that management develops processes to identify and evaluate cyber security risks and implements systems to manage and mitigate cybersecurity incidents.

The audit committee also reports material cybersecurity risks to the Cadeler Board. Management is responsible for identifying, considering and assessing material cybersecurity risks on an ongoing basis, establishing processes to ensure that such potential cybersecurity risk exposures are monitored, putting in place appropriate mitigation measures and maintaining cybersecurity programs.

Cadeler’s cybersecurity program is under the direction of the Chief Financial Officer who receives reports from Cadeler’s IT team and monitors the prevention, detection, mitigation, and remediation of cybersecurity incidents. Cadeler’s IT organization is supported by external experts and security advisors to ensure adequate implementation and verification of cybersecurity countermeasures and mitigation strategies.

Management, including the Chief Financial Officer, and Cadeler’s IT team, regularly update the audit committee on the Company’s cybersecurity program, material cybersecurity risks and mitigation strategies and provide cybersecurity reports quarterly that cover, among other topics, third-party assessments of the Company’s cybersecurity program, developments in cybersecurity and updates to the Company’s cybersecurity program and mitigation strategies.

In 2023, Cadeler did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect its business strategy, results of operations, or financial condition. However, despite its efforts, Cadeler cannot eliminate all risks from cybersecurity threats, or provide assurances that it has not experienced an undetected cybersecurity incident. For more information about these risks, please see Item 3.D. “Risk Factors—Risks Related to the Cadeler Group’s Business—A cybersecurity attack could materially disrupt the Cadeler Group’s business.”

PART III

Item 17.  Financial Statements

See response to Item 18.

Item 18.  Financial Statements

The Consolidated Financial Statements and Notes to the Consolidated Financial Statements on pages 86-170 of the Annual Report 2023 are incorporated herein by reference.

In accordance with Rule 405(a)(3) under Regulation S-T, this information (including tabular data) is reproduced under Item 8 herein tagged with Inline XBRL formatting, at the end of this Annual Report on Form 20-F.

Reconciliation of non-IFRS financial measures

In the financial statements, Cadeler discloses certain financial measures of the Cadeler Group’s financial performance, financial position and cash flows that reflect adjustments to the most directly comparable measures calculated and presented in accordance with IFRS. The inclusion of non-IFRS measures has been expressly permitted by the Danish Business Authority and thereby exempted from the prohibition in Item 10(e)(1)(ii)(C) of Regulation S-K. However, these non-IFRS financial measures may not be defined and calculated by other companies in the same manner and may thus not be comparable with such measures.

Reference is also made to Item 5.A “Operating Results—Non-IFRS Financial Measures” of this Annual Report on Form 20-F and the section titled “Cadeler Group’s Management’s Discussion & Analysis of Financial Condition and Results of Operations—Non-IFRS Financial Measures” on pages 157-158 in the Prospectus.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Cadeler A/S

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Cadeler A/S (the Company) as of December 31, 2023, 2022, and 2021, the related consolidated statements of profit and loss and other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ EY Godkendt Revisionspartnerselskab

We have served as the Company’s auditor since 2015.

Copenhagen, Denmark

March 26, 2024

Item 19.  Exhibits

A. Annual Report

The following pages from the Annual Report 2023 (see Exhibit 15.1) are incorporated by reference into this Annual Report on Form 20-F. The content of websites, scientific articles and other sources referenced on these pages are not incorporated by reference into this Annual Report on Form 20-F.

Page(s) in the Annual Report

Business Review	8-10
Finance Review	13-23
Regulatory	25-28
Corporate Governance	31-32 and 34
2024 Outlook	36
Reporting on Sustainability—Cadeler as a Workplace	62-64

Consolidated Financial Statements
Consolidated Statement of Profit and Loss and Other Comprehensive Income for the years ended December 31, 2023, 2022 and 2021	87
Consolidated Balance Sheet as of December 31, 2023, 2022 and 2021	88
Consolidated Statement of Changes in Equity at December 31, 2023, 2022 and 2021	89-90
Consolidated Statement of Cash Flows for the years ended December 31, 2023, 2022 and 2021	91-92
Notes to the Consolidated Financial Statements	93-170

B. Remuneration Report

The following pages from the Remuneration Report 2023 (see Exhibit 15.2) are incorporated by reference into this Annual Report on Form 20-F. The content of websites, scientific articles and other sources referenced on these pages are not incorporated by reference into this Annual Report on Form 20-F.

Page(s) in the Remuneration Report

Board of Directors	5-6
Executive Management	7-10

C. Prospectus

The following pages from the Prospectus (see Exhibit 15.3) are incorporated by reference into this Annual Report on Form 20-F. The content of websites, scientific articles and other sources referenced on these pages are not incorporated by reference into this Annual Report on Form 20-F.

Page(s) in the Prospectus

Beneficial Ownership of Cadeler Securities	215-216
Description of Cadeler Shares and Articles of Association	267-276
Business Combination Agreement and Other Transaction Agreements	110-134
Information about Cadeler—Material Agreements—Debt Facility	149-150
Information about Cadeler—Competition	150-151
Cadeler Group’s Management’s Discussion & Analysis of Financial Condition and Results of Operations	157-162 and 165-166
Material Tax Consequences—Material U.S. Federal Income Tax Considerations	256-261

D. Exhibits

List of exhibits:

Exhibit No.	Description	Method of filing
1.1	Articles of Association of Cadeler	Filed together with this Annual Report on Form 20-F.
2.1	Description of the rights of Cadeler ADSs registered under Section 12 of the U.S. Exchange Act	Filed together with this Annual Report on Form 20-F.
2.2	Description of the rights of Cadeler Shares registered under Section 12 of the U.S. Exchange Act	Filed together with this Annual Report on Form 20-F.
4.1	Shipbuilding Contract for the Construction and Sale of One (1) Wind Turbine Installation Vessel, dated June 22, 2021, between Cadeler and COSCO SHIPPING (Qidong) Offshore Co., Ltd	Incorporated by reference to Exhibit 10.1 to Cadeler’s Registration Statement on Form F-4 filed with the SEC on October 31, 2023.
4.2	Shipbuilding Contract for the Construction and Sale of One (1) Wind Turbine Installation Vessel, dated June 22, 2021, between Cadeler and COSCO SHIPPING (Qidong) Offshore Co., Ltd	Incorporated by reference to Exhibit 10.2 to Cadeler’s Registration Statement on Form F-4 filed with the SEC on October 31, 2023.
4.3	Shipbuilding Contract for the Construction and Sale of One (1) Wind Turbine Installation Vessel, dated May 9, 2022, between Cadeler and COSCO SHIPPING (Qidong) Offshore Co., Ltd	Incorporated by reference to Exhibit 10.3 to Cadeler’s Registration Statement on Form F-4 filed with the SEC on October 31, 2023.
4.4	EUR 185,000,000 Senior Secured Revolving Credit Facility Agreement, dated June 29, 2022, between Cadeler and DNB	Incorporated by reference to Exhibit 10.20 to Cadeler’s Registration Statement on Form F-4 filed with the SEC on October 31, 2023.
4.5	Shipbuilding Contract for the Construction and Sale of One (1) Wind Turbine Installation Vessel, dated November 21, 2022, between Cadeler and COSCO SHIPPING (Qidong) Offshore Co., Ltd.	Incorporated by reference to Exhibit 10.4 to Cadeler’s Registration Statement on Form F-4 filed with the SEC on October 31, 2023.
4.6	Business Combination Agreement, dated as of June 16, 2023, by and between Cadeler and Eneti	Incorporated by reference to Exhibit 2.1 to Cadeler’s Registration Statement on Form F-4 filed with the SEC on October 31, 2023.
4.7	Amendment Agreement, dated June 16, 2023, among Cadeler, DNB and others, relating to EUR 185,000,000 Senior Secured Revolving Credit Facility Agreement, dated June 29, 2022	Incorporated by reference to Exhibit 10.21 to Cadeler’s Registration Statement on Form F-4 filed with the SEC on October 31, 2023.
4.8	Tender and Support Agreement, dated as of June 16, 2023, entered into by and among, Cadeler and Scorpio Holdings	Incorporated by reference to Exhibit 10.5 to Cadeler’s Registration Statement on Form F-4 filed with the SEC on October 31, 2023
4.9	Tender and Support Agreement, dated as of June 16, 2023, entered into by and among, Cadeler and Scorpio Services Holding Limited	incorporated by reference to Exhibit 10.6 to Cadeler’s Registration Statement on Form F-4 filed with the SEC on October 31, 2023.
4.10	Tender and Support Agreement, dated as of June 16, 2023, entered into by and among, Cadeler and Robert Bugbee	Incorporated by reference to Exhibit 10.7 to Cadeler’s Registration Statement on Form F-4 filed with the SEC on October 31, 2023.
4.11	Tender and Support Agreement, dated as of June 16, 2023, entered into by and among, Cadeler and Roberto Giorgi	Incorporated by reference to Exhibit 10.8 to Cadeler’s Registration Statement on Form F-4 filed with the SEC on October 31, 2023.
4.12	Tender and Support Agreement, dated as of June 16, 2023, entered into by and among, Cadeler and Christian M. Gut	Incorporated by reference to Exhibit 10.9 to Cadeler’s Registration Statement on Form F-4 filed with the SEC on October 31, 2023.
4.13	Tender and Support Agreement, dated as of June 16, 2023, entered into by and among, Cadeler and Berit Ledel Henriksen	Incorporated by reference to Exhibit 10.10 to Cadeler’s Registration Statement on Form F-4 filed with the SEC on October 31, 2023.

Exhibit No.	Description	Method of filing
4.14	Tender and Support Agreement, dated as of June 16, 2023, entered into by and among, Cadeler and Emanuele A. Lauro	Incorporated by reference to Exhibit 10.11 to Cadeler’s Registration Statement on Form F-4 filed with the SEC on October 31, 2023.
4.15	Tender and Support Agreement, dated as of June 16, 2023, entered into by and among, Cadeler and James B. Nish	Incorporated by reference to Exhibit 10.12 to Cadeler’s Registration Statement on Form F-4 filed with the SEC on October 31, 2023
4.16	Tender and Support Agreement, dated as of June 16, 2023, entered into by and among, Cadeler and Einar Michael Steimler	Incorporated by reference to Exhibit 10.13 to Cadeler’s Registration Statement on Form F-4 filed with the SEC on October 31, 2023
4.17	Tender and Support Agreement, dated as of June 16, 2023, entered into by and among, Cadeler and Aileen Tan	Incorporated by reference to Exhibit 10.14 to Cadeler’s Registration Statement on Form F-4 filed with the SEC on October 31, 2023.
4.18	Tender and Support Agreement, dated as of June 16, 2023, entered into by and among, Cadeler and Hugh Baker	Incorporated by reference to Exhibit 10.15 to Cadeler’s Registration Statement on Form F-4 filed with the SEC on October 31, 2023.
4.19	Tender and Support Agreement, dated as of June 16, 2023, entered into by and among, Cadeler and Filippo Lauro	Incorporated by reference to Exhibit 10.16 to Cadeler’s Registration Statement on Form F-4 filed with the SEC on October 31, 2023.
4.20	Tender and Support Agreement, dated as of June 16, 2023, entered into by and among, Cadeler and Cameron Mackey	Incorporated by reference to Exhibit 10.17 to Cadeler’s Registration Statement on Form F-4 filed with the SEC on October 31, 2023.
4.21	Voting Agreement, dated as of June 16, 2023, entered into by and among, Cadeler and BW Altor	Incorporated by reference to Exhibit 10.18 to Cadeler’s Registration Statement on Form F-4 filed with the SEC on October 31, 2023
4.22	Voting Agreement, dated as of June 16, 2023, entered into by and among, Cadeler and Swire Pacific	Incorporated by reference to Exhibit 10.19 to Cadeler’s Registration Statement on Form F-4 filed with the SEC on October 31, 2023.
4.23	Confidentiality Agreement, dated February 1, 2023, by and between Cadeler and Eneti	Incorporated by reference to Exhibit 99.5 to Cadeler’s Registration Statement on Form F-4 filed with the SEC on October 31, 2023.
4.24	Facility Agreement for a EUR 50,000,000 Loan Facility, dated November 15, 2023, entered into by and between Cadeler and HSBC	Filed together with this Annual Report on Form 20-F.
4.25	Increase Confirmation for the Holdco Facility, entered into by and between Cadeler and HSBC	Filed together with this Annual Report on Form 20-F.
4.26

Facilities Agreement for Senior Secured Green Facilities of up to EUR 550,000,000, dated December 7, 2023, by and among, Cadeler, DNB, Rabobank, Credit Agricole, Danske Bank, OCBC, Standard Chartered Bank and Société Générale

Filed together with this Annual Report on Form 20-F.
4.27

Facility Agreement for Sinosure-backed Green Term Loan Facility of up to EUR 425,000,000, dated December 22, 2023, by and among Cadeler, DNB, Rabobank, Santander, Credit Agricole, CIC, HSBC, KfW-IPEX, OCBC, Société Générale, Sparebank 1 SR-Bank and Standard Chartered Bank

Filed together with this Annual Report on Form 20-F.
4.28

Credit Agreement, dated March 31, 2022, by and among Seajacks International Limited, Eneti, DNB Capital LLC, Société Générale, Citibank N.A., Credit Agricole Corporate and Investment Bank and Credit Industriel et Commercial

Incorporated by reference to Exhibit 4.6 to Eneti’s Annual Report on Form 20-F filed with the SEC on April 15, 2022.
4.29	Form of Shipbuilding Contract of Daewoo Mangalia Heavy Industries S.A.	Incorporated by reference to Exhibit 10.8 to Scorpio Bulkers Inc.’s Registration Statement on Form F-1 filed with the SEC on December 2, 2013.

Exhibit No.	Description	Method of filing
8.1	List of subsidiaries	Filed together with this Annual Report on Form 20-F
12.1	Certification of Mikkel Gleerup, Chief Executive Officer of Cadeler, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed together with this Annual Report on Form 20-F
12.2	Certification of Peter Brogaard Hansen, Chief Financial Officer of Cadeler, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed together with this Annual Report on Form 20-F
13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Filed together with this Annual Report on Form 20-F
15.1	Cadeler’s Annual Report for the fiscal year ended December 31, 2023.

Filed together with this Annual Report on Form 20-F. Certain of the information included within Exhibit 15.1, which is provided pursuant to Rule 12b-23(a)(3) of the U.S. Exchange Act, is incorporated by reference in this Annual Report on Form 20-F, as specified elsewhere in this Annual Report on Form 20-F. With the exception of the items and pages so specified, Exhibit 15.1 is not deemed to be filed as part of this Annual Report on Form 20-F.

15.2	Cadeler’s Remuneration Report for the fiscal year ended December 31, 2023.

Filed together with this Annual Report on Form 20-F. Certain of the information included within Exhibit 15.2, which is provided pursuant to Rule 12b-23(a)(3) of the U.S. Exchange Act, is incorporated by reference in this Annual Report on Form 20-F, as specified elsewhere in this Annual Report on Form 20-F. With the exception of the items and pages so specified, Exhibit 15.2 is not deemed to be filed as part of this Annual Report on Form 20-F.

15.3	Cadeler’s Prospectus	Incorporated by reference to Cadeler’s Prospectus filed on November 7, 2023 pursuant to Rule 424(b)(3) under the U.S. Securities Act of 1933, as amended
97	Cadeler’s Compensation Recoupment Policy	Filed together with this Annual Report on Form 20-F.
EX-101.SCH	XBRL Taxonomy Extension Schema Document	Filed together with this Annual Report on Form 20-F.
EX-101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document	Filed together with this Annual Report on Form 20-F.
EX-101.DEF	XBRL Taxonomy Extension Definition Linkbase Document	Filed together with this Annual Report on Form 20-F.
EX-101.LAB	XBRL Taxonomy Extension Labels Linkbase Document	Filed together with this Annual Report on Form 20-F.
EX-101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document	Filed together with this Annual Report on Form 20-F.
104	Cover page interactive data file (formatted as inline XBRL and contained in Exhibit 101)	Filed together with this Annual Report on Form 20-F.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CADELER A/S

/s/ Mikkel Gleerup
Name: Mikkel Gleerup
Title: Chief Executive Officer

Date:	March 26, 2024

Item 8.Financial Information

Financial Statements and Supplementary Data

Consolidated

Financial

Statements

Consolidated Statement of Profit and Loss and Other Comprehensive Income

EUR’000	Note	2023	2022	2021
Revenue	3	108,622	106,424	60,938
Cost of sales	4	(59,858)	(49,537)	(38,879)
Gross profit		48,764	56,887	22,059
Other operating income and expenses	5	137	—	—
Administrative expenses	4	(34,458)	(15,696)	(10,925)
Operating profit		14,443	41,191	11,134

Finance income	10	1,541	4,031	1,795
Finance costs	10	(4,486)	(9,681)	(5,491)
Profit before income tax		11,498	35,541	7,438

Income tax credit/expense	11	—	—	13
Profit for the period		11,498	35,541	7,451
Profit for the period attributable to:
Equity holders of the parent	12	11,498	35,541	7,451
		11,498	35,541	7,451
Earnings per share
Basic, profit/loss for the period attributable to ordinary equity holders of the parent (EUR per share)	12	0.06	0.22	0.06
Diluted, profit/loss for the period attributable to ordinary equity holders of the parent (EUR per share)	12	0.06	0.22	0.06
Other comprehensive income
Items that may be reclassified to profit or loss
Exchange differences on translation of foreign operations		(6,724)	—	—
Cash flow hedges - changes in fair value	25	(18,505)	905	—
Cash flow hedges - interest recycled	25	(776)	438	—
Cash flow hedges - cost of hedging	25	(3,621)	—	—
Other comprehensive income after tax		(29,626)	1,343	—
Total comprehensive income for the period, net of tax		(18,128)	36,884	7,451
Total comprehensive income attributable to:
Equity holders of the parent	12	(18,128)	36,884	7,451
		(18,128)	36,884	7,451

Consolidated Balance Sheet

EUR’000	Note	2023	2022	2021
Intangible Assets	17	16,947	419	402
Property, plant and equipment	18	1,085,632	606,204	399,087
Rights-of-use assets	19	973	287	464
Leasehold deposits	19	1,220	238	195
Derivative assets	24, 25	338	3,376	—
Total non-current assets		1,105,110	610,524	400,148
Inventories	15	1,836	549	440
Trade receivables	14	30,552	18,235	19,530
Contract assets	14	8,880	19,999	843
Prepayments	16	9,562	1,699	1,497
Current Income tax receivable		12	12	—
Cash and cash equivalents	13	96,608	19,012	2,308
Total current assets		147,450	59,506	24,618
Total assets		1,252,560	670,030	424,766
Share capital	22	41,839	26,575	18,641
Share premium		952,858	509,542	339,400
Reserves		(28,283)	1,343	—
Retained earnings / (Accumulated losses)		(7,373)	3,108	(32,785)
Total equity		959,041	540,568	325,256
Provisions	20	4,813	—	—
Lease liabilities	24	392	—	209
Deferred tax liabilities	11	10,191	—	—
Deferred charter hire income	3	1,778	1,326	969
Debt to credit institutions	26	204,773	114,230	44,476
Derivative liabilities	24, 25	17,957	2,108	—
Total non-current liabilities		239,904	117,664	45,654
Trade and other payables	20	32,636	8,822	9,703
Current provisions	20	2,086	—	—
Payables to related parties	27	162	89	63
Current deferred charter hire income	3	12,103	1,831	15,187
Current lease liabilities	24	601	279	298
Current income tax liabilities		1,224	5	6
Current debt to credit institutions	26	799	772	28,599
Current derivative liabilities	24, 25	4,004	—	—
Total current liabilities		53,615	11,798	53,856
Total liabilities		293,519	129,462	99,510
Total equity and liabilities		1,252,560	670,030	424,766

Consolidated Statement of Changes in Equity

			Reserves
						(Accumulated
			Hedging	Cost of hedging	Foreign currency	losses)/ retained
EUR’000	Share capital	Share premium	reserves	reserves	translation reserve	earnings	Total
2023
Beginning of financial year	26,575	509,542	1,343	—	—	3,108	540,568
Profit for the year	—	—	—	—	—	11,498	11,498
Other comprehensive income for the year	—	—	(19,281)	(3,621)	(6,724)	—	(29,626)
Total comprehensive profit for the year	—	—	(19,281)	(3,621)	(6,724)	11,498	(18,128)
Registration of new shares in relation to business combination	15,264	450,271					465,535
Costs incurred in connection with listing	—	(6,955)					(6,955)
Changes from business combination	—					(23,113)	(23,113)
Share-based payments	—	—	—	—		1,134	1,134
End of financial year	41,839	952,858	(17,938)	(3,621)	(6,724)	(7,373)	959,041
2022
Beginning of financial year	18,641	339,400	—	—	—	(32,785)	325,256
Profit for the year	—	—	—	—	—	35,541	35,541
Other comprehensive income for the year	—	—	1,343	—	—	—	1,343
Total comprehensive profit for the year	—	—	1,343	—	—	35,541	36,884
Capital increase May 2022	3,518	81,234	—	—	—	—	84,752
Costs incurred in connection with May 2022 capital increase	—	(2,305)	—	—	—	—	(2,305)
Capital increase October 2022	4,416	94,082	—	—	—	—	98,498
Costs incurred in connection with October 2022 capital increase	—	(2,869)	—	—	—	—	(2,869)
Share-based payments	—	—	—	—	—	352	352
End of financial year	26,575	509,542	1,343	—	—	3,108	540,568
2021
Beginning of financial year	15,557	265,742	—	—	—	(40,236)	241,063
Profit for the year	—	—	—	—	—	7,451	7,451
Other comprehensive income for the year, net of tax	—	—	—	—	—	—	—
Total comprehensive profit for the year	—	—	—	—	—	7,451	7,451
Capital increase April 2021	3,084	76,134	—	—	—	—	79,218
Costs incurred in connection with April 2021 capital increase	—	(2,155)	—	—	—	—	(2,155)
Share-based payments	—	(321)	—	—	—	—	(321)
End of financial year	18,641	339,400	—	—	—	(32,785)	325,256

Consolidated Statement of Cash Flows

EUR'000	Note	2023	2022	2021
Cash flow from operating activities
Profit for the period		11,498	35,541	7,451
Adjustments for:
Depreciation and amortisation	4	23,048	22,684	16,479
Impairment of fixed assets	18	5,000	—	—
Interest expenses	10	1,898	923	4,506
Other operating income and expenses, net	5	(137)	—	—
Fair value change of derivatives instruments through profit or loss	10	766	—	—
Share-based payment expenses		1,134	352	(321)
		43,207	59,500	28,115
Changes in working capital:
Inventories		(1,140)	(109)	(128)
Trade receivables and contract assets		28,541	(18,029)	(9,883)
Trade and other payables		(16,087)	660	2,448
Receivables from related parties		—	—	7,463
Payables to related parties		73	26	(5,319)
Deferred charter hire income		8,787	(12,999)	7,346
Net change in working capital		20,174	(30,451)	1,927
Income tax paid		2	(13)	158
Net cash provided by operating activities		63,383	29,036	30,200

Cash flow from investing activities
Cash acquired in a business combination, net	6	10,403	—	—
Additions to property, plant and equipment	18	(66,899)	(224,606)	(162,941)
Disposal of property, plant and equipment	18	1,800	—	—
Additions to intangibles	17	(31)	(228)	(434)
Movement to right of use assets		—	(574)	—
Net cash (used in) investing activities		(54,727)	(225,408)	(163,375)

Cash flow from financing activities
Principal repayment of lease liabilities	24	(569)	(228)	(285)
Interest paid	18	(7,143)	(4,234)	(3,930)
Proceeds from issue of share capital		—	183,250	79,218
Transaction costs on issues of shares		(6,955)	(5,174)	(2,154)
Proceeds from borrowing net of bank fees (of EUR 12 million in 2023 and EUR 2 million in 2022)	24	199,935	113,459	—
Proceeds from overdraft	24	—	16,067	8,998
Repayment of loan	24	(115,000)	(65,000)	(10,000)
Repayment of overdraft	24	—	(25,065)	—
Net cash provided by financing activities		70,268	213,075	71,847

Net increase/(decrease) in cash and cash equivalents		78,924	16,704	(61,328)
Cash and cash equivalents at beginning of the period	13	19,012	2,308	63,636
Net foreign exchange difference		(1,328)	—	—
Cash and cash equivalents at end of the period		96,608	19,012	2,308

Notes to

the Consolidated

Financial

Statements

Notes to the Consolidated Financial Statements

Note 1

General Information

Corporate information

Cadeler A/S (the “Company” or the “Group”) is incorporated and domiciled in Denmark. The address of its registered office is Kalvebod Brygge 43, DK-1560 Copenhagen, Denmark. The Company is listed on the Oslo Stock Exchange (ticker code: CADLR) and on the New York Stock Exchange (ticker code: CDLR).

The Group is a leading offshore wind farm transportation and installation (T&I) contractor headquartered in Copenhagen, Denmark. The Group owns and operates four offshore jack-up windfarm installation vessels, Wind Orca, Wind Osprey, Wind Scylla and Wind Zaratan. In addition to wind farm installation, these vessels can perform maintenance, construction, decommissioning, and other tasks within the offshore industry.

The consolidated financial statements of the Group is composed of the Financial Statements of Cadeler A/S and its subsidiaries (which are fully owned by the Parent Company Cadeler A/S). For more information on the subsidiaries of Cadeler A/S please refer to Note 28.

Note 2

Material Accounting Policies Information

2.1. Basis for preparation

The consolidated financial statements included in this Annual Report have been prepared in accordance with IFRS Accounting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and as endorsed by the EU and further requirements in the Danish Financial Statements Act.

The preparation of these consolidated financial statements in conformity with IFRS requires management to exercise its judgement in the process of applying the Company’s accounting policies. It also requires the use of certain critical accounting estimates and assumptions. Areas involving a higher degree of judgement or complexity, or areas where estimates and assumptions are significant to the consolidated financial statements are further described in note 2.26.

The consolidated financial statements are presented in euros and all values are rounded to the nearest thousands, except when otherwise indicated.

The accounting policies set out in the notes have been applied consistently in the preparation of the consolidated financial statement for all the years presented unless stated otherwise below.

Going concern assessment

The Company’s Board of Directors and Executive Directors have at the time of approving the consolidated financial statements, a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future.

Thus, the Group continues to adopt the going concern basis of accounting in preparing the consolidated financial statements.

Principles of consolidation

The consolidated financial statements include the parent company, Cadeler A/S, and all enterprises over which the parent company has control. Control of an enterprise exists when the Company has exposure, or rights to, variable returns from its involvement with the enterprise and has the ability to control those returns through its power over the enterprise. Accordingly, the consolidated financial statements of the Group are composed of the Financial Statements of the Company Cadeler A/S and its subsidiaries (which are fully owned by the Parent Company, Cadeler A/S).

All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between group enterprises are eliminated in full on consolidation.

Subsidiaries apply accounting policies in line with the Company’s accounting policies. When necessary, adjustments are made to bring the entities’ accounting policies in line with those of the Company.

European Single Electronic Format (ESEF)

As a group with securities listed on a regulated market within the EEA, Cadeler A/S is required to prepare its official Annual Report in the XHTML format and to tag the main consolidated financial statements using inline eXtensible Business Reporting Language (iXBRL) applying a specific ESEF taxonomy. The annual report submitted to the Danish Financial Supervisory Authority consists of the XHTML document together with required technical files, all included in a ZIP file named cadeler-2023-12-31-en.zip.

As such, the Annual Report is therefore both human- and machine-readable.

A separate assurance report on the iXBRL tagging of the consolidated financial statements is issued by Cadeler’s independent auditors and included on page 201. For general use, a PDF version of the Annual Report is published in line with previous years.

2.2. Changes in accounting policies and disclosures

The Group has adopted standards and interpretations effective as of 1 January 2023. Adoption of new and amended standards and interpretations had no impact on the consolidated financial statements.

IASB has issued a number of new or amended accounting standards (IFRS) and interpretations (IFRIC), such as IAS 12 amendments International Tax Reform, Pillar Two Models Rules. The Group has assessed these accounting standards and interpretations, and does not anticipate the new standards to have any material impact on either the group’s figures or disclosures in 2024.

The Group has not early adopted any other standard, interpretation or amendments that have been issued but are not yet effective.

The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Group’s financial statements are not expected to have a material impact on the Group.

2.3. Revenue recognition

When accounting for revenue recognition, an assessment is performed on a contract-by-contract basis at contract inception.

Overall, the Group’s contracts with customers comprise:

●	Revenue from time charter contracts and time charter related activities (referred to as time charter revenue) and
●	Revenue from transportation and installation (referred to as transportation and installation revenue stream).

The Group’s accounting policies for each revenue stream are disclosed below.

2.3.1. Time charter revenue

The Group recognises time charter revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration that the Group expects to receive in exchange for those goods or services.

Revenue from time charter contracts is generated from two distinct activities: 1) leasing of vessels and 2) provision of services within wind farming projects, e.g. catering and accommodation, mobilisation and demobilisation. As such, a time charter contract consists of a leasing component (the element relating to hire of the vessel) and a service component. The service component is within the scope of IFRS 15, while the leasing component is within the scope of IFRS 16. Refer to Note 2.13 on accounting policy for leases.

2.3.1.1 Leasing of vessels

The leasing component is recognised as revenue over time over the charter period. Payments from customers for the bareboat hire element are recognised over time in accordance with the length of the customer contract. Prepayments from customers for the leasing component are recognised as deferred charter hire income. Refer to Note 2 2.18 for accounting policy on deferred charter hire income.

2.3.1.2 Provision of services within wind farming projects, e.g. catering and accommodation, mobilisation and demobilisation

To determine revenue recognition for the service component of the time charter arrangements, the Group performs, in line with the requirements of IFRS 15, the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognise revenue when (or as) the entity satisfies a performance obligation.

Revenue from contracts with customers is recognised when control of the goods or services are transferred to the customer at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services. At contract inception, once the service component within the time charter contract is determined to be within the scope of IFRS 15, the Group assesses the goods and services promised within each contract and identifies as a performance obligation each good or service that is distinct. Revenue is recognised in the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied. In respect of time charter service components, the main promises to the customers generally include catering and accommodation, mobilisation, demobilisation and bunker services.

While the contracts contain several promises, these are usually considered highly interdependent and highly interrelated and as such considered as one single performance obligation recognised over time applying a relevant measure of progress. Assessment hereof is performed on a contract-by-contract basis.

Prepayments from customers for which the service component has yet to be provided are recognised as deferred income. Revenue is recognised as the service is being provided, being over the term of the related time charter contract. The Group recognise deferred contract costs for upfront costs of fulfilling a contract.

2.3.2. Time charter related activities

2.3.2.1 Bunker services

The Group is sometimes providing bunker services to help the customers ensure that sufficient bunker is available to operate the vessels at the right time and in the right quality and quantity. As such, for certain projects the Group provides bunker procurement services and assumes responsibility for the logistics and handling of procured bunker.

Management’s assessment of whether a principal or agent relationship exists is based upon whether the Group has the ability to control the goods before they are transferred to the customer. This assessment is performed on a contract-by-contract basis at contract inception and takes into account various factors such as whether the Group takes legal title of the bunker and has the ability to direct the use of the bunker.

2.3.2.2 Variable consideration related to time charter related activities

Variable consideration, for example in respect of weather days and extension of time, is constrained at contract inception to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognised will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

2.3.3. Transportation & Installation (T&I) revenue

Revenue from T&I consist of installation and transportation of offshore wind turbine foundations, including activities such as heavy lifting operations, decommissioning and planning and engineering.

Revenue from T&I contracts is generated from two distinct activities: 1) leasing of vessels and 2) T&I service components. As such, those contracts consist of a leasing component (the element relating to hire of the vessel) and a service component. The service component is within the scope of IFRS 15, while the leasing component is within the scope of IFRS 16, as described above.

To determine revenue recognition for T&I service components, the Group performs in line with the requirements of IFRS 15 the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognise revenue when (or as) the entity satisfies a performance obligation. Revenue from contracts with customers is recognised when control of the goods or services are transferred to the customer at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services. At contract inception, once the T&I contract is determined to be within the scope of IFRS 15, the Group assesses the goods and services promised within each contract and identifies as a performance obligation each good or service that is distinct. Revenue is recognised in the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

In respect of T&I service components, the following main promises apply:

●	Planning and engineering,
●	Transport of monopiles and secondary steel from supply port to feeder port,
●	Installation of monopiles and secondary steel offshore,
●	Storage and handling at feeder port,
●	Warranty

While the contracts contain several distinct promises, these are considered less interdependent and interrelated and as such considered multiple performance obligation. Assessment hereof is performed on a contract-by-contract basis.

Revenue is recognised over time as the service is being provided using a cost-to-cost method or straight-line recognition, depending on what better depicts the progress of each separate performance obligation. Prepayments from customers for which the service component has yet to be provided are recognised as deferred income and recognised as revenue over the period during which the services are performed. The Group recognise deferred contract costs for upfront costs of fulfilling a contract.

2.3.3.1 Planning and engineering

The Group provides planning and engineering services to the customer. Such revenue is recognised over time is based upon percentage-of-completion whereby total costs incurred to date are compared with total forecast costs at completion of the planning and engineering services.

2.3.3.3 Transportation of monopiles and secondary steel from supply port to feeder port

The Group is engaged with transportation of monopiles and secondary steel from supply port to feeder port. Such revenue is recognised over time based upon percentage-of-completion whereby total time spend on transportation is compared with total forecast time at completion of the transportation.

2.3.3.3 Storage and handling at feeder port

The Group has been tasked with the storage and handling of the material used in the installation. Such revenue is recognised over time is based upon percentage-of-completion whereby total time spend on storage is compared with total forecast time at completion of the storage.

2.3.3.4 Installation of monopiles and secondary steel offshore

The Group has been tasked with the installation of the monopiles and secondary steel offshore. Such revenue is recognised over time based upon percentage-of-completion whereby total costs incurred to date are compared with total forecast costs at completion of the planning and engineering services.

2.3.3.5 Warranty obligations

The Group provides warranties for the repair of defects which are identified during the contract and within a defined period thereafter. All are assurance-type warranties, as de-fined within IFRS 15, which the Group recognises under IAS 37. The Group does not have any contractual obligations for service-type warranties.

2.3.3.6 Variable consideration related to installation and transportation activities

Variable consideration, for example in respect of steel prices, bunker prices etc., is constrained at contract inception to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognised will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

2.4. Cost of sales and administrative expenses

Cost of sales consists of expenses directly attributable to the Group’s core activities, including seafarers payroll, vessel depreciation, and the operation and maintenance of vessels.

Administrative expenses, which include administrative staff costs, share-based compensation, management costs, office expenses, business combination transaction costs and other administration related expenses, are expensed as they are incurred

2.5. Other operating income and expenses

Other operating income and expenses, include transactions not related to the operations of the Group, like, gains and losses on sale of non-current assets, and is generally recognised when it is probable that the benefits and losses associated with the transaction will flow to the Company and if the significant risks and rewards have been transferred to the buyer (generally when the transaction is finalised).

2.6. Business combinations and Goodwill

2.6.1. Business combinations

Acquired businesses are recognised using the acquisition method.

Assets, liabilities, and contingent liabilities of the acquired businesses are measured at fair value at the acquisition date. The fair values of vessels included in property, plant and equipment are determined using broker valuations. The fair values of other assets and liabilities are valued using the approach assessed to be most relevant for the individual item, which can be either a market approach, an income approach, a cost approach or a combination of methods.

The purchase price comprises the fair value of the consideration payable/receivable. This includes the fair value of the consideration already paid/received including the shares issued, deferred consideration and contingent consideration. The purchase price is allocated to the identified assets, liabilities and contingent liabilities (net assets) based on their fair values at the acquisition date and any excess of the purchase price over the net assets is recognised in the balance sheet as goodwill within intangible assets. In the event the purchase price is lower than the net assets, the difference is recognised in the income statement (a gain from a bargain purchase).

2.6.2. Goodwill

Goodwill arises from business combinations and is determined as the excess of the purchase price over the fair value of the net assets acquired, including contingent liabilities. Goodwill is allocated to the cash generating unit as determined by Management. Goodwill is not amortised but is tested for impairment at least once a year or sooner if impairment indication arises.

2.7. Employee compensation

Employee benefits are recognised as an expense, unless the cost qualifies to be capitalised as an asset.

Employee compensations include wages and salaries, including compensated absence and pensions, as well as other social security contributions made to the entity’s employees or public & government authorities. The item is net of support schemes made by public & government authorities.

2.8. Financial income and expense

Finance income and expenses comprise interest income and expenses and realised and unrealised exchange rate gains and losses on transactions denominated in foreign currencies as well as fair value adjustments related to the ineffective part of the financial instruments.

Interest income and interest expenses are stated on an accrual basis using the principal and the effective interest rate. The effective interest rate is the discount rate that is used to discount expected future cash payments or receipts through the expected life of the financial asset or financial liability to the amortised cost (the carrying value) of such asset or liability.

2.9. Borrowing costs

Borrowing costs are capitalised in accordance with IAS 23, where borrowing costs directly attributable to the construction of assets are capitalised until such a time as the asset is substantially ready for its intended use. Borrowing costs consist of interest and other costs that the Group incurs in connection with the borrowing of funds, including fees for guarantees provided by related parties.

2.10. Taxes

2.10.1. Pillar Two Tax Effects

In October 2021, more than 130 countries agreed on a two-pillar approach to reform the international tax system. The so-called Pillar Two rules are designed to compel multinational corporations with EUR 750 million or more in annual revenue to pay a minimum effective corporate tax rate of 15% on income received in each jurisdiction in which they operate.

The principal jurisdictions in which the Group may be exposed to additional taxation as a result of the Pillar Two rules include Denmark and the United Kingdom (each of which has enacted legislation implementing the Pillar Two rules), as well as Cyprus (where public consultation on draft legislation is ongoing). In light of the Group’s total revenue, at 31 December 2023, the Group does not expect to be in scope of the Pillar Two rules in 2024.

The Group is actively assessing the potential future impact of the Pillar Two rules on the Group’s business. It is the Group’s initial assessment that a portion of its revenues in each of the relevant jurisdictions will be subject to top-up tax under the Pillar Two rules as shipping income, which is generally excluded from the computation of income under Pillar Two. Certain other exclusions may also be applicable and the Group’s analysis of such exclusions is ongoing.

2.10.2. Income tax

Current income tax for current and prior periods is recognised at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date.

Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions, where appropriate, on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognised for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements except when the deferred income tax arises from the initial recognition of an asset or liability that affects neither accounting nor taxable profit or loss at the time of the transaction.

Deferred income tax is measured at the tax rates that are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date.

Current and deferred income taxes are recognised as income or expenses in profit or loss, except to the extent that the tax arises from a transaction which is recognised directly in equity.

2.10.3. Tonnage tax

Under the scheme, ship-owners (or bareboat charterers) pay a fixed tax amount per net tonne at their disposal rather than paying taxes based on income, expenses, and depreciation. The Company participates in the Danish scheme from 27 November 2020.

As the vessels are owned and registered by subsidiaries in jurisdictions different than Denmark, the Group is also subject to tonnage taxation in such jurisdictions. This tonnage taxation income is calculated based on a fixed tax amount per tonne.

This scheme is on a notional income derived from tonnage capacity and not based on the entities’ actual income and expenses, the Group does not consider the scheme to fall under the rules of IAS 12. Consequently, the tonnage tax expenses are not presented as part of tax expense in the statement of profit and loss, but are recognised under costs of sales.

2.11. Inventories

Inventories are carried at the lower of cost and net realisable value. Cost is determined using the first-in, first-out basis. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. Inventory mainly covers fuel and oil.

2.12. Property, plant and equipment

Property, plant and equipment are recognised at cost less accumulated depreciation and accumulated impairment losses.

The cost of an item of property, plant and equipment initially recognised includes its purchase price and any costs that are directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management.

Subsequent expenditure relating to property, plant and equipment that has already been recognised is added to the carrying amount of the asset only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repair and maintenance expenses are recognised in profit or loss when incurred.

To keep performing their operational activity, the vessels have an obligation to go through drydock procedures every five years. The costs of the drydock procedures are capitalised per their purchase price and any costs that are directly attributable to bringing the vessels to the location and condition necessary for the drydock procedures.Depreciation is calculated using the straight-line method to allocate their depreciable amounts over the assets’ estimated useful life. The estimated useful life is as follows:

Useful life
Vessels and furnished equipment	Up to 25 years
Drydock	5 years
Cars	5 years
Other fixtures and fittings	2 to 3 years

The estimated useful life of the vessels of 25 years has been estimated by an external consultant through a determined fatigue analysis based on the technical specification of the vessels. Prior to their acquisition, the vessels had already been in use for 8 years, therefore the remaining useful life of the vessels is estimated at 17 years for all components except jacking system and main crane with a remaining useful life of 3 years from the acquisition of the vessels. Hull and steel have a salvage value of EUR 10 million per vessel by the end of their useful life. Depreciation is based on costs less the estimated residual value. Residual value is estimated as the lightweight tonnage of each vessel multiplied by the scrap value per ton.

More information can be found in Material accounting judgements, estimates and assumptions section with regards of acquired vessels trough the business combination.

The residual value, useful life, and methods of depreciation of property, plant, and equipment are reviewed at each financial year end and adjusted accordingly, if appropriate.

2.13. Leases

When the Group is the lessor

Lessor – operating leases

The Group leases vessels (the bareboat element relating to hire of the vessel as part of the time charter contracts) under operating leases to non-related parties. This is classified as an operational lease, as such leases do not cover a significant part of the economic life of the vessels and the Group retains substantially all risks and rewards incidental to ownership of the vessels. Rental income from operating leases is recognised in profit or loss on an over time basis over the charter period and included in revenue as stated in Material Accounting Policies section under 2.3.1.1.

Initial direct costs incurred by the Group in negotiating and arranging operating leases are capitalised and recognised as an expense in profit or loss over the lease term on the same basis as the lease income.

When the Group is the lessee

At the inception of the contract, the Group assesses if the contract contains a lease. A contract contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Reassessment is only required when the terms and conditions of the contract are changed.

a. Right-of-use assets

The Group recognises a right-of-use asset and lease liability at the date which the underlying asset is available for use. Right-of-use assets are measured at cost which comprises the initial measurement of lease liabilities using an incremental borrowing rate adjusted for any lease payments made at or before the commencement date and lease incentive received. Any initial direct costs that would not have been incurred if the lease had not been obtained are added to the carrying amount of the right-of-use assets.

The right-of-use asset is subsequently measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liability.

Right-of-use assets are depreciated on a straight-line basis lease term.

b. Lease liabilities

At the commencement date of the lease, the Group recognises lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees.

Variable lease payments that do not depend on an index or a rate are recognised as expenses in the period in which the event or condition that triggers the payment occurs. Utilisation lease fees can be classified as a variable fee.

In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made.

In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g., changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

c. Short-term and low-value leases

The Group has elected to not recognise right-of-use assets and lease liabilities for short-term leases that have lease terms of 12 months or less and leases of low value-leases. Lease payments relating to these leases are expensed to profit or loss on a straight-line basis over the lease term. Short-term and low-value leases consists of cars, coffee machines, office premises and AV equipment.

2.14. Impairment of non–financial assets

Goodwill

Goodwill is tested for impairment at least once a year or sooner if impairment indication arises. Impairment testing is performed for each cash-generating unit to which goodwill is allocated, as determined by Management.

If the carrying amount of intangible assets exceeds the recoverable, an impairment loss is recognised in profit or loss. Goodwill impairment losses are not subsequently reversed.

Property, plant and equipment and right-of-use-assets

Property, plant and equipment and right-of-use assets are tested for impairment whenever there is any objective evidence or indication that these assets may be impaired.

For the purpose of impairment testing of assets, recoverable amount (i.e. the higher of the fair value less cost to sell and the value in use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. If this is the case, the recoverable amount is determined for the cash-generating unit (CGU) to which the asset belongs.

If the recoverable amount of the asset or CGU is estimated to be less than its carrying amount, the carrying amount of the asset or CGU is reduced to its recoverable amount.

The difference between the carrying amount and recoverable amount is recognised as an impairment loss in profit or loss.

An impairment loss for an asset is reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognised.

The carrying amount of this asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of accumulated depreciation) had no impairment loss been recognised for the asset in prior years.

A reversal of impairment loss for an asset is recognised in profit or loss.

2.15. Financial assets

The classification of financial assets depends on the Group’s business model for managing the financial assets as well as the contractual terms of the cash flows of the financial assets.

The Group reclassifies financial assets when and only when its business model for managing those assets changes.

(i) At initial recognition

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial assets. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss.

(ii) At subsequent measurement

Financial assets

Financial assets of the Group mainly comprise of cash and bank balances, trade receivables and other current assets.

Interest income from these financial assets are recognised using the effective interest rate method.

The Group assesses on forward looking basis the expected credit losses associated with its financial assets carried at amortised cost.

For trade and other receivables, the Group applied the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognised from initial recognition of the receivables.

2.16. Cash and cash equivalents

Cash and cash equivalents are measured at amortised cost.

2.17. Trade and other payables

Trade and other payables represent liabilities for goods and services provided to the Group prior to the end of the financial year which are unpaid. They are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business, if longer). Otherwise, they are presented as non-current liabilities.

Trade and other payables are initially recognised at fair value, and subsequently carried at amortised cost, using the effective interest method.

2.18. Deferred income

Time charter revenue received in advance and reservation fees are deferred and recognised as current liabilities if the service is due within one year or less. Otherwise, they are presented as non-current liabilities. Deferred charter hire income is recognised as revenue in profit or loss over time over the period during which the related service is performed.

2.19. Financial liabilities

Debt to credit institutions etc. is recognised at the time of borrowing at fair value after deduction of transaction costs incurred. Subsequently, the financial liabilities are measured at amortised cost using the “effective interest method”, so that the difference between the proceeds and the nominal value is recognised in the income statement under financial expenses over the loan period.

A financial liability is derecognised when the obligation under the liability is discharged, cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability.

The difference in the respective carrying amounts of the asset and the liability is recognised in the statement of profit and loss.

2.20. Derivatives and hedge accounting

Derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and subsequently remeasured at fair value over profit and loss. Derivatives are carried as financial assets, presented under derivatives assets, when the fair value is positive and as financial liabilities, presented under derivatives liabilities, when the fair value is negative.

At the inception of a hedge relationship, the Group formally designates and documents the hedge relationship and the risk management objective and strategy for undertaking the hedge.

Changes in the fair value of derivative financial instruments designated as cash flow hedges are recognised in other comprehensive income and presented under “Hedging reserves” (equity). Where the expected future transactions results in the acquisition of non-financial assets, any amounts deferred under equity are transferred from equity to the cost of the asset. Where expected future transaction results in income or expense, amount deferred under equity are transferred from equity to the income statement in the same item as the hedged transaction as a reclassification adjustment. Further, the entity may transfer the cumulative fair value change recognised within equity upon derecognition of the hedged item. Borrowing facilities are derecognised when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability.

Changes in the fair value of derivative financial instruments not designated as hedges are recognised in the income statement. Certain borrowing facilities when undrawn do not qualify for hedge accounting. Changes in fair value of these derivative financial instruments are therefore recognised in the income statement under “Financial income” or “Financial expenses” for interest rate swaps.

The amount included in the hedging reserve is the lower of, in absolute amounts, of the cumulative fair value adjustment of the hedging instrument and the hedged item. Ineffectiveness is recognised in the consolidated statement of profit and loss. Further, in case any modifications occur in the hedged risk, the Group will conduct a comprehensive review and assessment of the hedge relationship. In a recent evaluation, adjustments in debt were carefully assessed in accordance with hedge accounting standards, resulting in no material changes or implications on hedge accounting.

2.21. Share capital

Ordinary shares are classified as equity. When there is a capital increase through the issuance of new shares, these shares are recorded at their nominal value.

2.22. Share premium reserve and retained earnings

Capital increase is categorised as equity. Share premium reserve signifies the capital contributed by investors exceeding the nominal value of the shares issued, net of any incremental costs directly associated with the issuance of new shares. Retained earnings include results from previous periods, changes to equity arising from business combination purchase price, and share-based payments.

2.23. Share based payments

Employees (including senior executives) of the Group receive remuneration in the form of share-based payments, whereby employees render services as consideration for equity instruments (equity-settled transactions).

Equity-settled transactions

The cost of equity-settled transactions is determined by the fair value at the date when the grant is made using an appropriate valuation model.

That cost is recognised in employee benefits expenses, together with a corresponding increase in equity (retained earnings), over the period in which the service and, where applicable, the performance conditions are fulfilled (the vesting period). The cumulative expense recognised for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The expense or credit in the statement of profit or loss for a period represents the movement in cumulative expense recognised as at the beginning and end of that period.

Service and non-market performance conditions are not taken into account when determining the grant date fair value of awards, but the likelihood of the conditions being met is assessed as part of the Group’s best estimate of the number of equity instruments that will ultimately vest. Market performance conditions are reflected within the grant date fair value.

Any other conditions attached to an award, but without an associated service requirement, are considered to be non-vesting conditions. Non-vesting conditions are reflected in the fair value of an award and lead to an immediate expensing of an award unless there are also service and/or performance conditions.

No expense is recognised for awards that do not ultimately vest because non-market performance and/or service conditions have not been met.

Where awards include a market or non-vesting condition, the transactions are treated as vested irrespective of whether the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share in a loss situation only if loss per share decreases.

2.24. Currency translation

The financial statements are presented in Euro (EUR), which is also the functional currency of the Parent Company. For each entity in the Group, the Group determines the functional currency and items included in the financial statements of each entity are measured using that functional currency.

Transactions in a currency other than the EUR (“foreign currency”) are translated into EUR using the exchange rates at the dates of the transactions. Currency exchange differences resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at the closing rates at the balance sheet are recognised in profit or loss. Non-monetary items measured at fair values in foreign currencies are translated using the exchange rates at the date when the fair values are determined.

Foreign exchange gains and losses impacting profit or loss are presented in the income statement within finance income or finance expenses.

On consolidation, the assets and liabilities of foreign operations are translated into euros at the rate of exchange prevailing at the reporting date and their statements of profit or loss are translated at exchange rates prevailing at the dates of the transactions. The exchange differences arising on translation for consolidation are recognised in other comprehensive income. On disposal of a foreign operation, the component of other comprehensive income relating to that particular foreign operation is reclassified to profit or loss.

2.25. Cash flow statement

Statement of cash flows

The statement of cash flows shows the Group’s cash flows for the year distributed on operating, investing and financing activities, net changes for the year in cash and cash equivalents as well as the Group’s cash and cash equivalents at the beginning and end of the year.

Positive amounts indicate cash inflows, whereas negative amounts indicate cash out-flows.

Cash flows from operating activities

Cash flows from operating activities are stated as the profit/loss for the year adjusted for non-cash operating items such as depreciation, changes in working capital and income tax paid or received. Working capital includes current assets less current liabilities, excluding cash and cash equivalents.

Cash flows from investing activities

Cash flows from investing activities comprise cash flows from the acquisition and sale of non-current assets and businesses.

Cash flows from financing activities

Cash flows from financing activities comprise cash flows from instalments on lease liabilities, and interest paid as well as proceeds from issue of shares and debt as well as prepayment of borrowings.

2.26. Material accounting judgements, estimates and assumptions

The preparation of the Group’s consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures, and the disclosure of contingent liabilities. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. The Group based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising that are beyond the control of the Group. Such changes are reflected in the assumptions when they occur.

Estimates

Useful life of vessels

The estimation made regarding the duration of the useful life of the vessels has been based on, among other things, an analysis made by an external expert. The determined fatigue analysis is based on the technical specification of the wind turbine installation vessels (“WTIV”) and comparable vessels, the useful life of the vessels is estimated at 25 years.

In 2020, the Group acquired two vessels which had already been in use for 8 years. Therefore, the remaining useful life of these vessels is estimated at 17 years for all components except the jacking system and main crane. These components have a remaining useful life of 3 years from the acquisition of the vessels. In the current year, the main crane of these vessels is undergoing an upgrade. The old main crane has been disposed of, and the new main crane is expected to be activated in the new year, matching the remaining useful life of the vessels.

In 2023, as part of the business combination, the Group acquired two additional vessels. One of these vessels was delivered in 2015 and the other in 2012. Similar to the vessels acquired in 2020, the estimated useful life of these vessels, 25 years when first acquired, depend on initial delivery. Therefore its useful life is 17 and 14 years, and all components will have the same useful life. The depreciation will be calculated over the remaining useful life of these vessels.

The residual value, useful life, and methods of depreciation of property, plant, and equipment are reviewed at each financial year end and adjusted accordingly, if appropriate.

Impairment of non-financial assets

Management is responsible for the identification of internal and external indicators of impairment related to non-financial assets. If indicators of impairment are identified, an impairment test must be performed.

Impairment exists when the carrying value of an asset including right-of-use assets or CGU exceeds its recoverable amount, which is the higher of fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation is based on available sales transactions conducted at arm’s length terms, if available. The value in use calculation is based on a DCF model. The cash flows are derived from the budget and the most recent project pipeline. These cash flows do not include restructuring activities or significant future investments which will enhance the performance of the assets or CGU being tested.

The recoverable amount is sensitive to the discount rate used in the DCF model as well as future cash in-flows and growth rate assumptions, for further information please refer to Note 18.

Purchase price allocation

In the application of the acquisition method, estimates play a pivotal role in determining the fair values of acquired assets and assumed liabilities, given the absence of observable market prices. Valuation techniques primarily involve assessing the present value of uncertain future cash flows or events at the acquisition date, with more significant estimates typically applied to property, plant, and equipment. Due to inherent uncertainties in fair value estimation, adjustments during the measurement period may be necessary. Valuation techniques considered include market-based, income-based, and cost-based methodologies, prioritised in that order. Key assumptions, such as the remaining useful life of vessels, inflation, utilisation rates, and day rates, are integral to these methodologies.

Judgements

Identification of CGU for the purpose of goodwill impairment

For the purpose of testing the Group’s vessels the impairment test is performed on a vessel-by-vessel basis.

For the purpose of testing goodwill for impairment, management has assessed that Cadeler has two cash generating units (CGUs), being

●	the transport and installation of offshore wind turbine generators and foundations installation vessels (WTGFIV) and
●	the maintenance of offshore wind turbine generators (O&MV)

The WTGFIV CGU is comprised of Cadeler’s O-class vessels and Scylla, which are largely interchangeable, and the cash flows generated by them are interdependent. These vessels are operated collectively, employed interchangeably, and actively managed to meet the needs of our customers in that market. Given the technical specifications of vessels, the WTGFIV vessels are relatively homogenous with a very high degree of interoperability. The O&MV CGU is comprised of the vessel Zaratan which has different specifications, has independent and separable cash flows from the other vessels.

Revenue recognition

Judgement is performed when determining if a contract contains one or more performance obligations. Judgements is performed as complexities arise when several types of customer contracts are bundled.

Evaluating the criteria for revenue recognition requires management’s judgement to assess and identify performance obligations within the contract. This includes assessing the nature of performance obligations and whether they are distinct or should be combined with other performance obligations to determine whether the performance obligations are satisfied over time or at a point in time.

In contracts where many activities are bundled judgement is applied in the determination of the most adequate recognition method and the most adequate measure of progress. Both of the judgements have a primary impact on the timing and amount of revenue to be recognised.

Evaluating the criteria for revenue recognition with contract with customer requires Management's judgement to assess and determine the following:

●Identification of performance obligations within the contract. This includes assessing the nature of performance obligations and whether they are distinct or should be combined with other performance obligations to determine whether the performance obligations are satisfied over time or at a point in time.
●Determine the transaction price, including an assessment of variable consideration in the contract.
●In contract where many performance obligation are bundled, the allocation of transaction price to performance obligations to determine the stand-alone selling price of each performance obligation identified in the contract using key assumptions which may include observable market and expected margin in the activities.

Macroeconomic factors and climate risks

As part of our commitment to transparency and thorough risk management, Cadeler recognises the significance of macroeconomic factors and climate risks in our financial evaluations. In navigating an ever-evolving operational landscape, we acknowledge the importance of factoring in these elements when assessing the useful lives of assets, determining residual values, and conducting Discounted Cash Flow (DCF) analyses for impairment assessments. Management does not currently consider climate risks to have a material effect on the accounting estimates and judgements for the 2023 consolidate and parent company financial statements.

Cadeler’s strategic investments in offshore wind assets are in line with our dedication to sustainability and our contribution to progressing towards a climate-neutral future. We comprehend the potential impact of climate-related considerations on our operations, including vulnerabilities within our supply chain due to severe weather events. Furthermore, we acknowledge the uncertainties in macroeconomic conditions arising from global economic growth rates, political dynamics within the energy sector, currency fluctuations, interest rates, and inflation. Additionally, geopolitical tensions introduce further complexities that may influence market prospects and pose risks to our operations, particularly in relation to cyber threats to energy supply.

Through diligent assessment and ongoing review processes, Cadeler remains vigilant in integrating these factors into our financial evaluations. We are committed to ensuring that our accounting policies reflect a comprehensive understanding of both macroeconomic factors and climate risks, thereby enhancing the robustness of our impairment analyses and financial reporting practices.

Note 3

Revenue

Disaggregation of revenue from contracts with customers by activity

The following table provides information about disaggregated revenue.

EUR’000	2023	2022	2021
Revenue disaggregation
Time charter services and transportation and installation services	99,841	104,578	56,449
Other revenue, including fees earned for early termination by customers of contracts	8,781	1,846	4,489
Total revenue	108,622	106,424	60,938

For the year ended 31 December 2023, lease component, included within time charter services and transportation and installation, amounts to EUR 79 million (2022: EUR 91 million; 2021: EUR 43 million).

Time charter and time charter related revenue

Revenues are recognised over time. Revenue from time charter hire services are contracts with customers where the Group utilises its vessels, equipment and crew to deliver a service to the customer based on either a fixed day rate or milestone deliverables. Contracts may also include other promises such as mobilisation and demobilisation, catering and accommodation.

Transportation and installation revenue

Revenue from Transportation and installation are contracts with customers where the Group utilises its vessels, equipment and crew to perform the transportation and installation of offshore wind turbine foundations as well as heavy lifting operations, decommissioning and planning and engineering.

Revenue from transportation and installation activities may, depending on the contract, represent one or more performance obligations.

Usually a fixed price milestone payment schedule will be agreed upon. The transaction price may include variable elements, such as related to fuel, commodities, etc. Payment terms with customers are considered industry standard and do not include a significant financing component. To the extent possible we obtain payment guarantees to minimise the credit risk during the contract term.

Lease and non-lease components of revenue

Revenue from time charter and T&I services include both a lease component (use of the vessels) and a service component. These components are not treated or priced separately in the contracts, nor does the Group offer either of the services separately.

The service component of time charter contracts is primarily derived from crewing costs with a markup, where the residual is deemed to be the lease component.

Contract assets and liabilities

Customers are typically invoiced on a monthly basis, when the vessels are on contract. Sometimes contracts will accrue revenue for work performed and it will be reported as a contract asset until it is invoiced. For more information about contract assets at the reporting period, refer to Note 14.

The contract liabilities relate to consideration received from customers for the unsatisfied performance obligation in the charter contracts. Revenue will be recognised when the related services are provided to the customers.

EUR’000	2023	2022	2021
Beginning of financial year	3,157	16,156	8,810
Acquisition of businesses	1,913	—	—
Deferred during the year	10,670	2,857	9,097
Recognised as revenue during the year	(1,859)	(15,856)	(1,751)
Total liabilities at end of period	13,881	3,157	16,156

Major customers

For the year ended 31 December 2023, revenue with three customers each exceeded 10% of total revenue. The revenue derived from these three customers was EUR 44.5 million, EUR 28.5 and EUR 22.7 million respectively.

For the year ended 31 December 2022, revenue with two customers each exceeded 10% of total revenue. The revenue derived from these two customers was EUR 52.4 million and EUR 53.2 million respectively.

For the year ended 31 December 2021, revenue with two customers also each exceeded 10% of total revenue. The revenue derived from these two customers was EUR 24.6 million and EUR 29.1 million respectively.

Operating segments and geographical information

The Group operates four windfarm installation vessels, which are viewed as one segment. The vessels operate in a global market and are often redeployed to different regions due to changing customers or contracts. Accordingly, we report our operations as a single reportable segment.

Contract backlog

The Group’s order backlog as of the reported date amount to EUR 1,557 million (2022: EUR 780 million; 2021: EUR 409). The table below includes announced contracts as of 31 December. EUR 192 million of the backlog pertains to contracts that management expect to recognise in 2024.

EUR million	2023	2022[2]	2021[2]
Contract backlog as of 31 December¹
Within one year	192	84	110
After one year	1,365	696	299
Total	1,557	780	409

1 Contract backlog (excluding bunker) is split between, EUR 1,379 million firm and EUR 178 million options.

2 Contract backlog (excluding bunker) for 2022 was split between, EUR 653 million firm and EUR 127 million options and for 2021, EUR 351 million firm and EUR 58 million options.

Note 4

Expenses by Nature

EUR’000	Note	2023	2022	2021
Cost of sales
Right of use asset depreciation	19	30	—	—
Insurance		1,573	1,933	1,772
Vessel depreciation	18	22,484	21,664	16,077
Impairment of property, plant and equipment	18	5,000	—	—
Crewing costs paid to a related party and an external party	27	—	61	11,517
Seafarer payroll	7	15,921	13,089	1,159
Fuel and oil		711	1,113	892
Maintenance		5,121	4,039	2,305
Messing costs		1,448	1,428	1,224
Seafarer travel		2,835	2,589	1,876
Specific charter costs		4,052	2,623	1,239
Utilities		389	689	541
Other operating expenses		294	309	260
Tonnage tax		—	—	17
Total cost of sales		59,858	49,537	38,879
Administrative expenses
Depreciation and amortisation	17, 18, 19	534	1,020	414
Employee compensation	7	18,889	9,905	7,603
Repair and maintenance expenses		1,123	796	161
Legal and professional fees		2,122	1,047	564
Transaction costs	6	7,707	—	—
Rental expenses		751	582	584
Travel expense		985	612	305
Management fees to related party	27	—	—	115
Marketing and entertainment expenses		602	788	159
Other expenses		1,745	946	1,020
Total administrative expenses		34,458	15,696	10,925

Auditor remuneration

Administrative expenses include fees to the auditors appointed by the shareholder at the Annual General Meeting:

EUR’000	2023	2022	2021
Statutory audit	474	125	92
Other assurance services	1,608	—	8
Tax services	2	105	50
Other services	606	51	14
Total	2,690	281	164

Statutory audit services consist of fees for professional services rendered by EY for the audit of our annual consolidated financial statements and services that are provided by the auditor in connection with statutory audit.

Other assurance services including PCAOB re-audits and assurance reports in respect of pro-forma financial information in in connection with regulatory filings, and review of interim financial information.

Tax services consists of Tax compliance services.

Other services consists of services provided for other permitted services, including fees for work performed in connection with the U.S. listing in December 2023.

Note  5

Other Operating Income and Expenses

EUR'000	2023	2022	2021

Other operating income	3,000	—	—
Other operating expenses	(2,863)	—	—
Net other operating income and expenses	137	—	—

Other operating income and expenses includes the net gain from the sale of the main cranes and spare parts of both O-class vessels.

The contract agreement signed for the sale of both main cranes states a purchase price of EUR 1.5 million for each main crane. In the case of Wind Orca, the book value of the main crane had been written down, reflecting the value that was expected from the disposal of the assets. Thus, an impairment loss of EUR 5 million was reflected in the profit and loss. The Osprey main crane had been kept at its carrying amount since there was a gain from the disposal. The sale of both main cranes is driven by the main crane upgrades to the O-Class vessels.

Note 6

Business combination

On 19 December 2023, Cadeler acquired 86.39% of shares in Eneti Inc. via a share exchange offer. The remaining shares were acquired through a squeeze - out merger on 29 December 2023.

About Eneti

Eneti Inc. has been listed for trading on the NYSE since 12 December 2013 and was an international shipping company focused on serving the offshore wind and marine-based renewable energy industry by providing installation and maintenance services through the operation WTIVs. WTIVs are vessels specifically designed for the transport and installation of offshore wind turbines, which are power generating devices driven by the kinetic energy of the wind near-shore or further offshore on coastlines for commercial electricity generation, onto pre-prepared foundations. Eneti operated its marine energy business internationally, primarily in Europe and Asia. Eneti generated revenues of USD 141 million in 2023 with close to 300 employees.

Strategic rationale and synergies

The business combination with Eneti has to combine two leading offshore wind companies. The combination represents a significant step up in the ability to meet the increased demand globally for larger and more complex projects. Cadeler and Eneti are a strong match with many potential synergies as a result of similarities in business models, services and strategies. Additionally, scale remains one of the key competitive advantages in the offshore installation market with significant expected operational and commercial benefits driven by an increase in scale, a complementary fleet, and deep industry relationships, to support the needed green transition.

Consideration transferred

The consideration transferred for the shares in Eneti has been made in Cadeler shares by offering 3.409 ordinary Cadeler shares for one Eneti share. A total of 113,809,868 Cadeler shares have been exchanged, in return of 86% ownership of Eneti, at a fair value of EUR 441.2 million based on the acquisition date share closing price of NOK 44.10 on the Oslo Stock Exchange. In addition, in order to acquire shares not tendered, a squeeze out merger payment of EUR 54.7 million has been settled in cash, in return of 14% ownership of Eneti. Furthermore, an Eneti financing arrangement was settled by Cadeler immediately prior to closing. The payment made by Cadeler of EUR 40.9m, has been adjusted in the transaction price. The total consideration transferred amounts to EUR 536.9 million. Adjusted for the fair value of cash and cash equivalents acquired and non-cash consideration, the net cash purchase price received amounts to EUR 10.4 million.

Earnings impact

The acquisition of Eneti has contributed revenues of approximately EUR 3.4 million and net loss of approximately EUR (1.1) million to the Group for the period 19 December to 31 December 2023.

If the acquisition had occurred on 1 January 2023, the consolidated pro forma revenue and net loss of the combined Group for the year ended 31 December 2023 would have been approximately EUR 234 million and EUR (92) million, respectively.

Transaction costs

Total transaction costs recognised amount to EUR 14.7 million, of which EUR 7.7 million have been recognised as Administrative expenses in the Consolidated Statement of Profit and Loss and EUR 7.0 million recognised in Equity in the Consolidated Balance Sheet in relation to issuing of Cadeler shares issued for settling the share-for-share exchange offer.

Fair value of acquired net assets and recognised goodwill

As the closing of the acquisition was 19 December 2023, the acquisition accounting for the Eneti acquisition is ongoing, thus net assets, goodwill and contingent assets and liabilities recognised at the reporting date are to some extent still provisional. Adjustments may be applied to these amounts for a period of up to twelve months from the acquisition date in accordance with IFRS 3 (revised). Goodwill arising from the acquisition has not yet been allocated to the cash generating unit.

Goodwill recognised mainly relates to the operational efficiencies and expected synergies from the integration of Eneti into the Cadeler Group. Recognised goodwill is non-deductible for tax purposes.

Fair value measurement

Material net assets acquired for which significant estimates have been applied in the fair value assessment have been recognised using the following valuation techniques:

Property, plant and equipment

Fair value of property, plant and equipment relating to mainly vessels is measured based on external market valuations at the time of the acquisition carried out by professional appraisers, substantiated by an income approach, based on the present values of the expected cash flows.

Receivables

The fair value of acquired trade and other receivables and contract assets amounts to EUR 29.4 million. Collectability of receivables has been assessed and no adjustments to the contractual cash flows have been made. As such, it is expected that contractual amounts can be collected.

The provisional fair value of identified net assets and goodwill recognised comprises as follows:

Fair value of assets acquired and liabilities assumed

EUR’000	19 December 2023
Vessels including dry docks	296,707
Vessel under construction	144,219
Other fixtures & fittings	598
Right-of-use assets	1,033
Trade and other receivables	29,408
Inventories	147
Prepayments	3,821
Cash and cash equivalents	106,056
Total assets	581,989
Provisions	6,987
Deferred tax liabilities	10,315
Trade and other payables	40,271
Lease liabilities	1,300
Deferred charter hire income	1,937
Current income tax liabilities	1,217
Total liabilities	62,027

Total identifiable net assets at fair value	519,962
Goodwill arising on acquisition	16,919
Purchase price transferred	536,881
Cash and cash equivalents acquired	106,056
Consideration paid in shares	441,228
Net cash purchase price	(10,403)

Note 7

Employee Compensation

Onshore - presented within administrative expenses
EUR’000	Note	2023	2022	2021
Wages and salaries		16,957	8,873	6,637
Employer’s contribution to defined contribution plans		847	502	350
Share based payment expense	8	1,134	352	360
Other short-term benefits		611	178	145
		19,549	9,905	7,492
Average number of full time employees		113	70	58

Employee compensation includes EUR 660 thousands related to bonus paid, included in transaction cost. For more information relate administrative expenses (Note 4).

Offshore - presented within cost of sales
EUR’000	Note	2023	2022	2021
Wages and salaries		14,056	11,693	1,097
Employer’s contribution to defined contribution plans		1,124	1,082	60
Other short-term benefits		741	314	2
Total offshore employee compensation		15,921	13,089	1,159
Average number of full time employees		182	162	12

Total
EUR’000	Note	2023	2022	2021
Wages and salaries		31,013	20,566	7,734
Employer’s contribution to defined contribution plans		1,971	1,584	410
Share based payment expense	8	1,134	352	360
Other short-term benefits		1,352	492	147
Total employee compensation		35,470	22,994	8,651
Average number of full time employees		295	232	70
Number of employees at the end of the reporting period		570	232	206

Eneti employees, both onshore and offshore, joined the Group by the end of December 2023. Thus, average number of full-time employees as of 2023 reflect the number of employees divided by 12 months. Eneti had 99 onshore full time employees and 176 seafarers by the end of 2023.

Offshore crew was hired directly by the Company by the end of November 2021. Average number of full-time employees as of 2021 reflect the number of seafarers. The Company had 148 seafarers by the end of 2021.

Labor costs related to certain employees who are working on the management of the newbuilding process have been capitalised. These capitalised costs amount to EUR 1.1 in 2023 and EUR 900 thousands in 2022.

Note 8

Long Term Incentive Programs

In December 2021, a new remuneration scheme was agreed starting in January 2022 and replacing the existing share-based incentive schemes for the majority of eligible employees. The terms of the programme initiated in December 2021 are:

(i)with effect from 2021, an annual cash bonus up to 12 months of salary for the CEO, and up to 6 months for selected employees. This bonus is at the discretion of the board and paid in cash the following January. Bonuses regarding selected employees is expensed in 2023.

(ii) with effect from 2021, an annual cash bonus up to 3 months of salary for other employees. This bonus paid based on Company, team and individual performance. The bonus is paid in cash at the end of the calendar year.

(iii) in January 2022, the executive management and selected employees were granted from 10,393 to 55,430 Restricted Share Units (RSU) which will vest July 2024 and are conditional upon continued employment within Cadeler. The total value of the RSU allocation is calculated based on the Company's closing share price on Nasdaq Copenhagen A/S on the day of the grant and the value is EUR 394 thousand (EUR 3.3 per RSU). The expense recognised in profit and loss for the year amounts to EUR 143 thousand (EUR 157 thousand in 2022).The average remaining contractual life as of 31 December 2023 is 0.5 years.

(iv) in January 2022, the executive management and selected employees were granted from 10,393 to 55,430 Options in Cadeler shares which will vest May 2024 and expire in April 2027. The strike price will range from NOK 36.02 to NOK 38.42 depending on the exercise period and are conditional upon continued employment within Cadeler. The fair value of these granted options was determined using the Black-Scholes model and the value is EUR 160 thousand (EUR 1.3 per RSU). The expense recognised in profit and loss for the year amounts to EUR 62 thousand (EUR 69 thousand in 2022). The average remaining contractual life for the options as of 31 December 2023 is 3.3 years.

For the programmes described in (iii) and (iv) the annualised volatility of the shares 48.1% is based on the historical volatility of the price of shares, annual risk free interest rate of 1%, dividend yield of zero, expected life until expiration date and average share price of EUR 3.7.

(v) in May 2022, the executive management and selected employees were granted from 43,420 to 221,719 Options in Cadeler shares which will vest in May 2025 and expire in May 2028. The strike price will be NOK 40.24 and is conditional upon continued employment within Cadeler. The fair value of these granted options was determined using the Black-Scholes model and the value is EUR 761 thousand (EUR 1.3 per RSU). The expense recognised in profit and loss for the year amounts to EUR 237 thousand. The average remaining contractual life for the options as per 31 December 2023 is 4.3 years. The annualised volatility of the shares 42.5% is based on the historical volatility of the price of shares, annual risk free interest rate of 2.8%, dividend yield of zero, expected life until expiration date and average share price of EUR 3.7.

(vi) in January 2023, the executive management and selected employees were granted from 19,760 to 130,416 Restricted Share Units which will vest in July 2025 and are conditional upon continued employment within Cadeler. The total value of the RSU allocation is calculated based on the Black-Scholes model and the value is EUR 1.2 million (EUR 3.0 per RSU). The expense recognised in profit and loss for the year amounts to EUR 498 thousand. The average remaining contractual life is 1.5 years. The average share price is NOK 36.56.

(vii) In August 2023, the executive management and selected employees were granted from 88,920 to 385,320 Options in Cadeler shares which will vest in August 2026 and expire in August 2029. The strike price will be NOK 45.49 and is conditional upon continued employment within Cadeler. The fair value of these granted options was determined using the Black-Scholes model and the value is EUR 2.2 million (EUR 1.8 per RSU). The expense recognised in profit and loss for the year amounts to EUR 250 thousand. The average remaining contractual life for the options as of 31 December 2023 is 5.5 years.

The annualised volatility of the shares 61.0% is based on the historical volatility of the price of shares, annual risk free interest rate of 2.68%, dividend yield of zero, expected life until expiration date and average share price of EUR 3.7.

The Group previously had a share-based incentive scheme for its key employees in connection with the IPO, with the following key terms:

(viii) an incentive varying from 1 to 8 months of salary of the key employee paid in shares in the event the Offering is successful. The gross monthly salary and share price for the basis of calculation of the shares to be issued is based on the gross monthly salary of the employee and share price on the first day of trading of the shares. The initial share price was set at observable input 27 November 2020 (146,626 shares) and was paid out in cash at the share price after the vesting period 27 November 2021.

The initial cost was calculated to EUR 504 thousand but was paid out at EUR 734 thousand. The charge to equity amounts to EUR 230 thousand.

(ix) an incentive varying from 2 to 4 months of salary of the key employee paid in shares for the continuous employment of the employee for each full calendar year of 2020 and 2021. The incentive will be paid with the employee’s salary in June in the following year, i.e., in June 2021 and June 2022. The gross monthly salary and share price for the basis of calculation of the shares to be issued is based on the gross monthly salary of the employee and share price on the date the incentive will be paid in June 2021 and June 2022. As stated above this programme was terminated for most of employees and this part is reversed in equity and in profit and loss as well. The amount reversed regarding 2020 is EUR 3 thousand and 2021 EUR 167 thousand.

(x) with effect from 2021, a tiered annual bonus scheme for the CEO of the Company linked to KPIs and business profitability, which is capped at 8 months of gross monthly salary of the CEO paid in shares. The gross monthly salary and share price for the basis of calculation of the shares to be issued is based on the gross monthly salary of the CEO and shares price on the date falling 30 days from the date of filing of the audited accounts of the Company for the financial year.

As stated above this programme is terminated and was replaced with a cash bonus. The programme was accounted for as a cash-based incentive programme for 2021 and the full cash bonus was expensed for in 2021.

None of these instruments are exercisable at the reporting period.

	2023				2022
	Executive		Other		Executive		Other
	management		employees		management		employees
Outstanding instruments – Options	Number	WAEP[1]	Number	WAEP¹	Number	WAEP¹	Number	WAEP[1]
Outstanding at 1 January	344,589	3.16	330,963	3.15	—	—	—	—
Granted during the year	622,440	3.64	563,160	3.64	344,589	3.16	330,963	3.15
Forfeited during the year	—	—	—	—	—	—	—	—
Exercised during the year	—	—	—	—	—	—	—	—
Expired during the year	—	—	—	—	—	—	—	—
Outstanding at 31 December	967,029	3.47	894,123	3.46	344,589	3.16	330,963	3.15

	2023				2022
	Executive		Other		Executive		Other
	management		employees		management		employees
Outstanding instruments - RSU	Number	WAEP¹	Number	WAEP¹	Number	WAEP¹	Number	WAEP¹
Outstanding at 1 January	55,430	—	65,823	—	—	—	—	—
Granted during the year	189,696	—	205,504	—	55,430	—	65,823	—
Forfeited during the year	—	—	—	—	—	—	—	—
Exercised during the year	—	—	—	—	—	—	—	—
Expired during the year	—	—	—	—	—	—	—	—
Outstanding at 31 December	245,126	—	271,327	—	55,430	—	65,823	—

1EUR Weighted average exercise price (WAEP).

Note 9

Board of Directors and Management Compensation

			2023			2022			2021
	Board of	Executive		Board of	Executive		Board of	Executive
EUR’000	directors	management	Total	directors	management	Total	directors	management	Total
Wages, salaries and board fees	183	850	1,033	180	683	863	180	650	830
Share based payment	—	588	588	—	173	173	—	164	164
Other short-term benefits	—	55	55	—	36	36	—	23	23
Cash bonus	—	1,155	1,155	—	482	482	—	314	314
Total management compensation	183	2,648	2,831	180	1,374	1,554	180	1,151	1,331

Executive management

Executive management means the members of the executive management which were registered with the Danish business authority and who have the authority and responsibility for the planning, directing and controlling activities of the Company as defined by IAS 24. In 2021, Key management also included personnel who supported executive management, for the planning, directing and controlling activities of the Company.

Board of directors

Andreas Sohmen-Pao and Andreas Beroutsos are employed by the BW Group. These board members have not received remuneration from Cadeler in 2021, 2022 and 2023. Andreas Beroutsos stepped down from the Board with effect from 25 April 2023. On the same date, Andrea Abt joined the Board.

David Peter Cogman is employed by the Swire Group and has not received remuneration from Cadeler in 2021, 2022 and 2023. David Peter Cogman stepped down from the Board with effect from 16 June 2023 along with Connie Hedegaard.

On 20 February 2024, Emanuele Lauro and James Nish joined the Board. Emanuele Lauro is the Director and Chief Executive Officer of Scorpio Holdings Limited considered a related party (See Note 27).

Note 10

Finance Income and Expenses

EUR’000	2023	2022	2021
Foreign currency gain	109	3,424	1,795
Fair value change of derivative (ineffectiveness)	—	363	—
Interest gained	1,432	244	—
Finance income	1,541	4,031	1,795

EUR’000	2023	2022	2021
Interest expense
– Interest linked to debt liabilities	2,851	1,351	2,727
– Interest with related parties	—	157	684
Fair value change of derivative (ineffectiveness)	765	—	—
Lease liabilities	25	21	30
Foreign currency loss	389	7,834	1,692
Bank fees	456	318	358
Finance expenses	4,486	9,681	5,491

Total interest paid in 2023 as per Consolidated Statement of Cash Flows amounts to EUR 7.1 million (2022: EUR 4.2 million) which have been capitalised to Property, Plant and Equipment. For more information refer to Note 18. Total interest linked to debt liabilities include EUR 1.9 million (2022: EUR 0.9) due to write off of loan fees relate to the previous debt facility and an additional EUR 1.0 million from the amendment to that prior facility in June 2023.

Note 11

Income Taxes

EUR’000	2023	2022	2021
Income tax expense
Tax expense attributable to profit is made up of:
Utilisation of non-recognised tax losses offset against Danish Tonnage Tax expense	—	—	(13)
Total Income tax expense	—	—	(13)

An expansion of the Danish tonnage tax regime to cover wind farm installation vessels was passed in January 2020 with retroactive effect from 2017, inclusive.

On 15 December 2020, Cadeler A/S received a binding ruling from the Danish Tax Authorities. According to this, Cadeler A/S was able to apply the Danish Tonnage Taxation after the listing of the shares 27 November 2020. Management applied the Danish Tonnage Taxation since 2021. The recorded tonnage tax expense for 2023 in Denmark and Cyprus amount to EUR 0 thousand and EUR 5 thousand respectively (2022: EUR 0 thousand and EUR 5 thousand respectively; 2021: EUR - 13 thousand and EUR 5 thousand respectively).

Cadeler A/S also has material tax losses from previous periods available for carry forward. Such tax losses can be utilised against future tonnage taxation income and other income, which does not qualify for tonnage taxation. The tax value of tax losses to be carried forward as of 31 December 2023 are approximately EUR 13 million (EUR 13 and EUR 12 million as of 31 December 2022 and 2021, respectively) and have not been recognised as it is not considered probable that the tax loss will be utilised. The tax losses are not subject to expiration.

The Company operates in several countries. The Group’s annual tax positions are based on taxable income, statutory rates and allowances, transfer pricing assumptions and the interpretation of the tax laws in the various jurisdictions of its operations.

Such positions require significant judgment and the use of estimates and assumptions regarding significant future events such as the amount, timing and tax characterisation of certain transactions, changes in tax laws and treaties, and the timing and amount of profitability in each location in any given year.

Additionally, certain of our entities enter into agreements with other of our entities to provide specialised services and equipment to their operations. However, in some jurisdictions the interpretation of tax laws relating to the pricing of transactions between related parties could potentially result in tax authorities asserting additional tax liabilities with no offsetting tax recovery in other jurisdictions.

The Company’s tax filings may be subject to regular audits by the tax authorities as applicable to local law. These audits may result in assessments for additional taxes that are resolved with the authorities or, potentially, through the courts. Due to the uncertain and complex application of tax regulations, the ultimate resolution of audits may result in liabilities that could be materially different from these estimates. In such an event, the Company will record additional tax expense or tax benefit in the period in which such resolution occurs.

The Company reviewed the carrying amount of deferred tax assets at the reporting date and assessed if sufficient taxable profits will be available to allow a deferred tax asset to be utilised either in full or in part. To assess the availability of future taxable profits, management estimates future revenues and costs, capital allowances and tax planning opportunities.

After consideration of all the information available, including its historical operating losses over the last three years, management believes that sufficient uncertainty exists with respect to future realisation of deferred tax assets and therefore has not been recognised. The Company assess that such deferred tax assets do not meet the recognition criteria until it can sustain a level of taxable profitability that demonstrates its ability to realise these assets.

Deferred tax

Deferred tax relates to the following:

EUR’000	2023	2022	2021
Reconciliation of deferred tax liabilities, net
Beginning of financial year	—	—	—
Acquisition of businesses	10,321	—	—
Exchange differences	(130)	—	—
31 December 2023	10,191	—	—

Deferred tax positions as at 31 December 2023 relates to vessels.

Effective Tax Rate	2023		2022		2021
	EUR’000%		EUR’000%		EUR’000%
Tax expense attributable to profit is made up of:
Accounting profit before income tax	11,498		35,541		7,450
Adjustment regarding tonnage taxed income	(11,498)		(35,541)		(7,450)
Accounting profit before income tax relating to Corporation Tax	—		—		—
Calculated tax at statutory tax rate in Denmark, 22%	—	22	—	22	—	22
Tax impact from:
Change in impairment of deferred tax assets in the year	—	22	—	22	(13)	22
Income tax expense, reported	—	—	—	—	(13)	—
Effective tax rate (%)	0.0%		0.0%		0.0%

Note 12

Earnings Per Share (EPS)

Basic EPS is calculated by dividing the profit for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

Diluted EPS is calculated by dividing the profit attributable to ordinary holders of the parent by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.

The weighted average number of ordinary shares takes into account the weighted average effect of share based payments during the year as well as issuance of shares in connection with business combination with Eneti. In December 2023, 113 million shares were issued for this business combination.

The following table reflects the income and share data used in the basic and diluted EPS calculations:

EUR’000	2023	2022	2021
Profit attributable to ordinary equity holders of the parent for basic earnings	11,498	35,541	7,451
Profit attributable to ordinary equity holders of the parent adjusted for the effect of dilution	11,498	35,541	7,451

Thousands	2023	2022	2021
Weighted average number of ordinary shares for basic EPS[1]	201,362	163,219	131,161
Effect of dilution from shared based payments programme	1,861	676	—
Weighted average number of ordinary shares adjusted for the effect of dilution[1]	203,223	163,895	131,161

There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of authorization of these Financial Statements.

1The weighted average number of shares takes into account the weighted average effect of share based payments during the year.

Note 13

Cash and Bank Balances

EUR’000	2023	2022	2021
Cash at bank and on hand	96,608	19,012	2,308

The Company is holding cash by 31 December 2023 with the intention of paying asset under construction related instalments in the first half of 2024.

Note 14

Trade and Other Receivables

EUR’000	2023	2022	2021
Trade receivables from non-related parties	26,802	17,635	18,424
Contract assets	8,880	19,999	843
Receivables from related parties	592	—	—
Other receivables	3,158	600	1,106
	39,432	38,234	20,373

As of 31 December 2023, the Company’s receivables include contract assets totalling EUR 8.9 million, a significant decrease from EUR 20 million in 2022. These contract assets represent the Company’s entitlement to proportional consideration for ongoing projects as of the balance sheet date. Typically, these contract assets are reclassified to trade receivables when the Company fulfils its obligations and the right to consideration becomes unconditional, usually upon completion of the project.

Expected credit loss on trade receivables

The Group has historically only experienced immaterial losses on trade receivables, if any. Further, a material part of the cash flows in the contracts are prepayments received up front.

The Group’s assessment remains consistent with its past practices. Although some positions may transition to 30 days overdue, our overall position on credit risk management remains unchanged. This assessment is supported by historical data, a select group of reliable debtors, and our outlook for the future.

	Trade	Contract	Expected
EUR’000	receivables	assets	loss	Total
31 December 2023
Not due	9,639	8,880	—	18,519
Overdue 1-30 days	14,287	—	—	14,287
Overdue 31 to 60 days	603	—	—	603
Overdue +61 days	2,273	—	—	2,273
Total	26,802	8,880	—	35,682
31 December 2022
Not due	17,197	19,999	—	37,196
Overdue 1-30 days	438	—	—	438
Overdue 31 to 60 days	—	—	—	—
Overdue +61 days	—	—	—	—
Total	17,635	19,999	—	37,634
31 December 2021
Not due	7,850	843	—	8,693
Overdue 1-30 days	8,962	—	—	8,962
Overdue 31 to 60 days	316	—	—	316
Overdue +61 days	1,296	—	—	1,296
Total	18,424	843	—	19,267

Note 15

Inventories

EUR’000	2023	2022	2021
Fuel and oil	1,836	549	440

As of 31 December 2023, the Company’s inventories include fuel and oil totalling EUR 1.8 million, a significant increase from EUR 0.5 million in 2022 since three of our four operating vessels were off hire at the end of the reporting period.

Note 16

Prepayments

EUR’000	2023	2022	2021
Prepayments	9,562	1,699	1,497

Prepayments include deferred costs like bank loan fees, insurance annual premiums and software annual subscriptions.

Note 17

Intangible Assets

	2023			2022	2021
EUR’000	Software	Goodwill	Total	Software	Software
Cost
Beginning of period	662	—	662	434	—
Acquisition of businesses	—	16,919	16,919	—	—
Additions	31	—	31	228	434
Exchange differences	—	(212)	(212)
31 December	693	16,707	17,400	662	434
Accumulated depreciation
Beginning of period	243	—	243	32	—
Depreciation charge	210		210	211	32
31 December	453	—	453	243	32
Net book value	240	16,707	16,947	419	402

Software additions during 2023 are mainly related to further developments of the Company software solutions.

While 2021 additions were mainly implementation costs for Enterprise Resource and Planning (ERP), Vessel and Crew Management software, 2022 additions are mainly further developments of these initially implemented solutions.

Impairment Test

Management has performed impairment test of goodwill allocated to each CGU as at December 31, 2023.

Goodwill of EUR 16.9 million was recognised on 19 December 2023 relating to the Eneti acquisition.The Group has two CGUs being the transport and installation of offshore wind turbine generators and foundations vessels (WTGFIV), Cadeler’s O-class vessels and Scylla; and the maintenance of offshore wind turbine generators (O&MV) cash-generating unit, comprising Zaratan. At 31 December 2023, Management has not yet concluded on the allocation of goodwill, which could be either to a single CGU or to both CGUs'. Management assessed goodwill for impairment on entity level (being both CGUs), which showed no indication of impairment, based on the quoted price of Cadeler’s shares. For more information related to Goodwill recognised and allocation of goodwill to CGU, please refer to Note 6.

Note 18

Property Plant and Equipment

			Other fixtures	Assets under
EUR’000	Vessels	Dry Dock	and fittings	Construction	Total
Cost 2023
Beginning of financial year	282,282	9,261	536	356,163	648,242
Acquisition of businesses	296,536	171	599	144,219	441,525
Additions	227	—	3	73,169	73,399
Disposals	(8,002)	(291)	—	—	(8,293)
Exchange differences	(4,683)	(6)	(159)	(1,806)	(6,654)
31 December 2023	566,360	9,135	979	571,745	1,148,219
Accumulated depreciation and impairment
Beginning of financial year	39,570	2,023	445	—	42,038
Depreciation charge	20,847	1,637	19	—	22,503
Disposals	(5,722)	(108)	—	—	(5,830)
Impairment on disposal	5,000	—	—	—	5,000
Exchange differences	(968)	(4)	(152)	—	(1,124)
31 December 2023	58,727	3,548	312	—	62,587
Net book value	507,633	5,587	667	571,745	1,085,632

Due to business combination with Eneti, the Group’s property, plant, and equipment increased by EUR 441.5 million in 2023. This primarily comprised the Operating Vessels Wind Scylla and Wind Zaratan (EUR 205,879 and EUR 86,927, respectively) and the newbuilds under construction, the M-Class down payments for EUR 144 million.

Additions during 2023 are mainly driven by down payments of EUR 42 million for the new P-class installation vessels (EUR 15.4 million), the new A-class foundation installation vessels (EUR 3.8 million) and instalments for the main cranes for both Wind Orca (EUR 16.0 million) and Wind Osprey (EUR 6.8 million), represented above on Assets under Construction. In addition, Assets under Construction contains EUR 7.6 million worth of guarantee fees to BW Group related to the A-class and P-class newbuild vessels as well as EUR 5.7 million of assets related to future projects that have not yet started.

Borrowing costs for 2023 has been capitalised for a total of EUR 7.1 million (2022: EUR 4.2 million). The capitalisation rate used to determine the amount of borrowing costs to be capitalised is the weighted average interest rate applicable to the Company’s general borrowings during the reported period, in this case 5.5% (2022: 5.7)%.

Disposals during 2023 are mainly driven by the main cranes upgraded in both O-Class vessels, as well as impairment recognised. For further details, please refer to Note 5.

			Other fixtures	Assets under
EUR’000	Vessels	Dry Dock	and fittings	Construction	Total
Cost 2022
Beginning of financial year	258,148	1,983	536	158,734	419,401
Additions	15,105	5,281	—	208,455	228,841
Transfer from assets under construction	9,029	1,997	—	(11,026)	—
31 December 2022	282,282	9,261	536	356,163	648,242
Accumulated depreciation
Beginning of financial year	19,629	300	386	—	20,315
Depreciation charge	19,941	1,723	59	—	21,723
31 December 2022	39,570	2,023	445	—	42,038
Net book value	242,712	7,238	91	356,163	606,204

Additions during 2022 are mainly driven by down payments for EUR 167 million of the two new A-class foundation installation vessels and instalments for the main cranes for both Wind Orca (EUR 10.7 million) and Wind Osprey (EUR 16.3 million), represented above on Assets under Construction. There was also a transfer from assets under construction to additions for EUR 11 million, of which EUR 9 million due to the capitalisation of vessel equipment.

Borrowing costs for 2022 has been capitalised for a total of EUR 4.2 million. The capitalisation rate used to determine the amount of borrowing costs to be capitalised is the weighted average interest rate applicable to the Company’s general borrowings during the reported period, in this case 5.7%.

			Other fixtures	Assets under
EUR’000	Vessels	Dry Dock	and fittings	Construction	Total
Cost 2021
Beginning of financial year	255,030	1,050	379	—	256,459
Additions	3,118	933	157	158,734	162,942
31 December 2021	258,148	1,983	536	158,734	419,401
Accumulated depreciation
Beginning of financial year	3,853	—	280	—	4,133
Depreciation charge	15,776	300	106	—	16,182
31 December 2021	19,629	300	386	—	20,315
Net book value	238,520	1,683	150	158,734	399,087

Additions during 2021 are mainly driven by down payments for EUR 137 million of the two new P- Class WTIVs and new crane for Wind Orca (EUR 7 million), represented above on Assets under Construction.

Impairment Test on vessels (excluding goodwill)

The Company has neither identified internal nor external impairment indicators. However, on a voluntary basis management performs an impairment test every year. For the purpose of testing the Group’s vessels the impairment test is performed on a vessel-by-vessel basis.

The Company is applying both fair value less costs of disposal (FVLCOD) to determine the arm’s length sale price of an asset at the measurement date and the value-in-use (VIU) method for estimating the expected future cash flows that the asset in the current condition will produce. The VIU method assumes the asset will be recovered principally through its continuing use.

The impairment test involves estimating both FVLCOD and VIU and comparing the higher amount to the asset’s carrying amount. The Group has two CGUs being the transport and installation of offshore wind turbine generators and foundations vessels (WTGFIV), comprising Cadeler’s O-class vessels and Scylla; and the maintenance of offshore wind turbine generators (O&MV) cash-generating units, comprising Zaratan. As of 31 December 2023, Management tested the carrying amount of its two CGUs including goodwill for impairment, cf. note 17, and each vessel on a stand-alone basis as described below.

Independent market values on each vessel

Two independent evaluations of the market value of the two O-class vessels were received in the second half of 2023. The first evaluation was made the 9 November 2023 by Clarksons Valuations Limited for an estimation of USD 400-440 million (corresponding to EUR 377-415 million), which is 67-84% higher than the carrying amount. The second vessel evaluation was made the 13 November 2023 by Fearnleys Asia (Singapore) Pte Ltd for an estimation of USD 332 million (corresponding to EUR 313 million), which is 34% higher than the carrying amount. In addition, two independent evaluations of the market value of Wind Scylla were received in November 2023. The first evaluation was made by Clarksons Valuations Limited for an estimation of USD 225-240 million (corresponding to EUR 203-217 million), which is 5% higher than the carrying amount. The second vessel evaluation was made by Pareto for an estimation of USD 285-295 million (corresponding to EUR 258-267 million), which is 25-29% higher than the carrying amount.

Two independent evaluations of the market value of Wind Zaratan were performed in the second half of 2023. The first evaluation was made by Clarksons Valuations Limited for an estimation of USD 95-115 million (corresponding to EUR 86-104 million), which is 21% higher than the carrying amount. The second vessel evaluation was made by Pareto for an estimation of USD 95-105 million (corresponding to EUR 86-95 million), which is 10% higher than the carrying amount.

The impairment assessment involves comparing net book values with broker valuations. The net book value is below the broker valuations, hence there is headroom all vessels. Management assesses key input inputs used in the independent evaluations to support no impairment indicators as explained below.

VIU calculation

As of December 2023, Management has prepared a value-in-use calculation for the vessels. For the acquired vessels in December 2023, management relied on input from DCF models in connection with accounting for the business combination, cf. note 6.

The discounted cash flow period has been calculated from the remaining useful life of the vessel as this is deemed most representative for the actual value of the vessels.

The VIU is calculated based on cash flow projections in financial budgets and business plans as follows:

–	From 2024 revenue is based on a combination of signed contracts and market estimated day rates and utilisation for O-class vessels (using externally available information) and a yearly increase of 2%.
–	OPEX includes expected 2024 levels (using internal forecasts) plus an increase for inflation on following years and CAPEX includes full investment on crane upgrades based on investment budget.

The discount rate used in the calculation is based on a Weighted Average Cost of Capital (WACC) of 9.5% after tax, (8% after tax in 2022 and 8.5% after tax in 2021). As the Company is subject to the tonnage tax regime, the tax consideration in the WACC calculation for impairment of a vessel is immaterial. Therefore, the before and after tax WACC remain the same for impairment testing purposes. WACC is calculated by using a standard WACC model in which cost of equity, cost of debt and capital structure are the key parameters.

The calculation showed no need for impairment as the future value of cashflows were higher than the Net Book Value of the vessels.

A sensitivity analysis was also undertaken assuming an increase or decrease in the WACC by 1% as well as an increase or decrease in the revenue by EUR 20 thousand per day. Within this sensitivity analysis the calculations also showed no need for impairment as the future value of cashflows were higher than the Net Book Value of the vessels.

The value in use test further showed that headroom is calculated with respect to the investment in new cranes.

Newbuilds

As for the newbuilds vessels it is management opinion that current signed contracts and the expected day rates in the future support no impairment indicators.

The discount rate used in the calculation is based on a Weighted Average Cost of Capital (WACC) of 9.5% after tax, (8% after tax in 2022 and 8.5% after tax in 2021). As the Company is subject to the tonnage tax regime, the tax consideration in the WACC calculation for impairment of a vessel is immaterial. Therefore, the before and after tax WACC remain the same for impairment testing purposes.

WACC is calculated by using a standard WACC model in which cost of equity, cost of debt and capital structure are the key parameters.

The calculation showed no need for impairment as the future value of cashflows were higher than the Net Book Value of the vessels.

A sensitivity analysis was also undertaken assuming an increase or decrease in the WACC by 1% as well as an increase or decrease in the revenue by EUR 20 thousand per day. Within this sensitivity analysis the calculations also showed no need for impairment as the future value of cashflows were higher than the Net Book Value of the vessels.

Sufficient headroom is calculated with respect to the investment in new cranes.

The impairment assessment for Wind Scylla and Wind Zaratan involves comparing their net book values with broker valuations. The net book value is below the broker valuations, hence there is sufficient headroom for the S-Class and Z-Class vessels. As for all the newbuilds vessels it is management opinion that current signed contracts and the expected day rates in the future support the agreed purchase prices of the vessels.

Note 19

Right of Use Assets

Nature of the Group leasing activities

Leasehold equipment

In 2022 the Group started an agreement for the use of vessel equipment for a total contract value of EUR 464 thousand during the initial term, plus additional repair and installation costs. The amount was amortised over the initial term which was 13 months, ending in 2023.

Office space

The Group leases office space for the purpose of office operations. In 2023, the Company has terminated the lease agreement for its headquarters and signed a contract with Castellum Denmark, for a new location from 2024. The lease commitment is presented in Note 23.

Warehouse facilities

The Group leases a warehouse facility located in the UK.

	Leasehold	Warehouse	Office
EUR’000	equipment	facilities	space	Total
Cost 2023
Beginning of financial year	464	—	1,681	2,145
Acquisition of businesses	—	421	612	1,033
Exchange differences	—	(12)	(32)	(44)
31 December 2023	464	409	2,261	3,134
Accumulated depreciation
Beginning of financial year	381	—	1,477	1,858
Amortisation charge	83	30	221	334
Exchange differences	—	(6)	(25)	(31)
31 December 2023	464	24	1,673	2,161
Net book value	—	385	588	973

	Leasehold	Office
EUR’000	equipment	space	Total
Cost 2022
Beginning of financial year	—	1,572	1,572
Movement during the year	464	109	573
31 December 2022	464	1,681	2,145
Accumulated depreciation
Beginning of financial year	—	1,108	1,108
Amortisation charge	381	369	750
31 December 2022	381	1,477	1,858
Net book value	83	204	287

	Office
EUR’000	space	Total
Cost 2021
Beginning of financial year	1,572	1,572
31 December 2021	1,572	1,572
Accumulated depreciation
Beginning of financial year	832	832
Amortisation charge	276	276
31 December 2021	1,108	1,108
Net book value	464	464

Please refer to Note 24 for disclosure on the lease liabilities and to Note 23 for disclosure on lease commitment

Lease interest expenses recognised in profit and loss

a. Interest expense

EUR’000	2023	2022	2021
Interest expense on lease liabilities (vessels and office)	25	21	30

b. Lease expense not capitalised in lease liabilities

EUR’000	2023	2022	2021
Short-term lease expense	180	53	34

c. Total cash outflow for all leases in 2023, 2022 and 2021 were EUR 283 thousand, EUR 728 thousand and EUR 315 thousand respectively, excluding variable lease fee (refer to Note 24).

EUR’000	2023	2022	2021
Repayment of lease liability	283	728	315
Rental above standby rate	—	—	196
Cash outflow for leases that are not capitalised	180	53	34
	463	781	545

Note 20

Provisions, Trade and Other Payables

EUR’000	2023	2022	2021
Trade and other payables:
Trade payables	8,399	3,979	2,795
Other payables	24,237	4,843	6,908
	32,636	8,822	9,703

The increase in other payables is attributed to year-end activity and temporal mismatches in payment processing, including cut-off procedures.

EUR’000	2023	2022	2021
Provisions:
Beginning of financial year	—	—	—
Acquisition of businesses	6,987	—	—
Exchange differences	(88)	—	—
	6,899	—	—

A provision is recognised for certain contracts with customers for which the unavoidable costs of meeting the performance obligations exceed the economic benefits expected to be received. It is anticipated that these costs will be incurred in the next financial year.

Note 21

Deferred Income Taxes

Cadeler A/S has material tax losses from previous periods available to carry forward.

Such tax losses can be utilised against future tonnage taxation income and other income, which does not quality for tonnage taxation. The tax value of tax losses to be carried forward as of 31 December 2023 are in the region of EUR 13 million. The tax losses are not subject to expiration.

No deferred tax asset in relation to the tax losses has been recognised as of 31 December 2023 as they are not expected to be utilised within the foreseeable future (3-5 years).

As at 31 December 2023, due to the business combination and the potential election to the UK tonnage tax, the Group had a gross unrecognised deferred tax asset balance of EUR 490.2 million. This balance is unrecognised at the UK corporate tax rate of 25% creating a net balance of EUR 135.6 million.

Deferred tax impact have been recognised to the extent these adjustments increase or reduce recognised deferred tax liabilities. Because of uncertainty related to future choices of tax regimes, e.g. a tonnage taxation regime or an income tax regime, or uncertainty on future earnings that can recover previous not recognised deferred tax assets or tax assets arising from other pro forma adjustments, no deferred tax assets have been recognised.

Note 22

Issued Share Capital

	No. of
EUR’000	shares	2023	2022	2021
Ordinary shares
Beginning and end of financial year 2021	138,574	26,575	18,641	18,641
Issued on May 2022 for capital increase	26,176	—	3,518	—
Issued on October 2022 for capital increase	32,850	—	4,416	—
Issued on December 2023 for capital increase	113,809	15,263
End of financial year 2023	311,409	41,838	26,575	18,641

As of 1 January 2023, the Group’s issued and paid in share capital amounted to DKK 197,600 thousand, equal to EUR 26,575 thousand, consisting of 197,600,000 shares of DKK 1.

In June 2023, Cadeler and Eneti entered into a Business Combination Agreement, executed through a stock-for-stock exchange offer made to all stockholders of Eneti. In December 2023, the share exchange offer was successfully completed and, consequently, the registration of the share capital increase.

In December 2023, the authorised share capital was increased by DKK 113,809 thousand, equal to EUR 15,263 thousand, consisting of 113,809,868 shares of DKK 1.

At the end of 2023, the Group had share capital amounting to DKK 311,409 thousand, equal to EUR 41,838 thousand, consisting of 311,409,868 shares of DKK 1.

All shares have equal rights.

Note 23

Commitments and Pledges

Lease commitments

The future lease payables under non-cancellable value and short-term leases contracted for at the balance sheet date but not recognised as liabilities, are as follows:

EUR’000	2023	2022	2021
Not later than one year	1,090	53	18
Between one and five years	4,984	9	—
	6,074	62	18

The Company’s lease commitments include tenure of the new headquarters, which will reflect at the balance sheet in Q1 2024 under IFRS 16. The Company signed the contract with Castellum Denmark and will have access to almost 5,000 m2 of office space in central Copenhagen. The contract, with a six years biding period, amounted to EUR 8 million. The Company paid EUR 1 million as a deposit fee for this contract.

Pledge of Fixed Assets

The New Debt Facility detailed in Note 26 is secured by, inter alia, a first priority mortgage over the Wind Orca, Wind Osprey, Wind Scylla and Wind Zaratan Vessels (EUR 511 million carrying value, see Note 18), first priority assignment of the earnings of the vessel owning entities, including certain change of control provisions which are similar to those included in the P-Class Facility.

The P-Class facility is secured by a first priority mortgage over the P-Class newbuilds, first priority assignments of the insurances and earnings of the P-Class newbuilds by Cadeler and the two borrowers and contain customary financial and other covenants including certain change of control provisions. There will be a change of control under the P-Class Facility if any person or group of persons acting in concert (other than Swire Pacific and the BW Group) hold legally and beneficially more than 25% of each of the issued and outstanding share capital and/or the issued and outstanding voting share capital of Cadeler A/S. In addition, a number of changes to the ownership structure further down in the Group will trigger a change of control such as, among others, if either Wind N1063 Limited or Wind N1064 Limited ceases to be a wholly owned (direct or indirect) subsidiary of Cadeler. The P-Class Facility will be governed by English law.

Wind Osprey & Wind Orca new crane contract

The Company signed a contract with NOV on 18 December 2020 to replace the main crane of Wind Orca and then executed the option to replace the main crane for Wind Osprey on 17 June 2021. The total sum of the contract with NOV for the replacement of both cranes is EUR 83.4 million, of which EUR 7 million was paid in 2021, EUR 27 million was paid in 2022 and EUR 15.8 million was paid in 2023. The remaining scheduled payments will be due in 2024.

P-Class vessels

Since 30 June 2021 the Company has a contract with COSCO SHIPPING Heavy Industry CO. Ltd. (“COSCO”) to build two new P-class WTIVs. The total sum of the contract for the new vessels is approximately EUR 572 million, of which EUR 137 million was paid in 2021 and EUR 14 million was paid in 2023. The remaining scheduled payments will be due between 2024 and 2025. Of the total contract, USD 390 million is paid in USD and EUR 220 million will is paid in EUR.

A-Class vessels

On 9 May 2022 and 22 November 2022 the Company signed additional contracts with COSCO SHIPPING Heavy Industry to build a total of two new A-Class foundation installation vessel. The total sum of the contracts for the new vessel is approximately EUR 657 million, of which approximately a total of EUR 167 million was paid in 2022, while the remaining amounts will be due over the years from 2025 to 2026. Of the total contract, USD 495 million is paid in USD and EUR 205 million is paid in EUR.

M-Class vessels

The Company, due to the business combination with Eneti, is currently under contract with Hanwha for the construction of two next generation offshore WTIVs. The total sum of the contracts is approximately EUR 592 million, of which EUR 118 million has been paid. The remaining scheduled payments will be due between 2024 and 2025.

Remaining instalments for the newbuilds vessels:

As of 31 December 2023
Millions	P-Class	M-Class	A-Class	Total
Contract amount in EUR	220	—	205	425
Contract amount in USD	390	655	495	1,540
Total Contract amount translated to EUR	572	592	657	1,821
Commitment amount in EUR	69	—	105	174
Commitment amount in USD	390	524	426	1,340
Commitment amount translated to EUR	421	474	490	1,385

As of 31 December 2022
Millions	P-Class	A-Class	Total
Contract amount in EUR	220	205	425
Contract amount in USD	390	495	885
Total Contract amount translated to EUR	572	657	1,229
Commitment amount in EUR	82	105	187
Commitment amount in USD	390	426	816
Commitment amount translated to EUR	435	490	925

As of 31 December 2021
Millions	P-Class
Contract amount in EUR	220
Contract amount in USD	390
Total Contract amount translated to EUR	572
Commitment amount in EUR	82
Commitment amount in USD	390
Commitment amount translated to EUR	435

Note 24

Financial Risk Management

Financial risk factors

The Group’s activities expose it to market risk (including currency risk and interest rate risk), credit risk and liquidity risk.

The financial risk management of the Group is managed by the management of Cadeler and overseen by the Board of Directors and Audit Committee. The fair value of the Group’s financial assets and liabilities as of 31 December 2023 does not deviate materially to the carrying amounts as of 31 December 2023.

Quantitative and Qualitative Disclosures about Market Risk

Currency risk

The Group’s business is exposed to the Danish Kroner (“DKK”), Norwegian Kroner (“NOK”), British pound sterling (“GBP”) and United States Dollar (“USD”) as certain operating expenses are denominated in these currencies. The Company will look to use financial instruments to reduce currency risk when there is significant liability or income in a non-EUR or DKK denominated currency and there is a cost-effective solution.

The largest currency exposure of the Group is the future instalments for the new P, A and M class vessels in USD (USD 1.3 billion), more details can be found in Note 25 with regards of the current instruments used to mitigate this currency risk. Management and Board of Directors will evaluate the potential cost and benefits of currency exposure on an ongoing basis.

The Group holds cash balances in USD. If the USD:EUR exchange rate deteriorated by 10% the result before tax would have decreased by EUR 4.6 million (EUR 30 thousand in 2022; EUR 80 thousand in 2021) based on the USD cash holdings as at 31 December 2023.

The Group holds cash balances in GBP. If the GBP:EUR exchange rate deteriorated by 10% the result before tax would have decreased by EUR 1.4 million based on the GBP cash holdings as at 31 December 2023.

As the DKK is pegged to EUR, no material currency risk has been identified against the DKK even though the Cadeler Group has costs denominated in DKK. As of 31 December 2023, the Cadeler Group did not have any material NOK cash holdings.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group’s current exposure to the risk of changes in market interest rates relates primarily to the Revolving Credit Facility (RCF) which was taken out on the 1 July 2022 and refinanced on the 7 December 2023, the New Debt facility, the P-Class facility, M-Class facility and Holdco facility. More details can be found in Note 25 with regards of the current instruments used to mitigate this risk.

The New Debt facility and Holdco facility are based on a EURIBOR interest rate plus a margin. The EURIBOR interest rate has a floor of 0bps and was 3.9% and 2.0% at the end of 2023 and 2022, respectively.

If the EURIBOR interest rate increased 100bps over the floor of 0bps, and the loans had been provided throughout the entire period of 2023, the cost would have increased by EUR 2.1 million (EUR 1.5 million in 2022; EUR 715 thousand in 2021). This variation could potentially qualify as capitalisable borrowing costs and minimise the impact on the result before tax. If the interest rate decreases the result before tax would not change due to capitalisation of borrowing costs.

Management and Board of Directors will evaluate the potential cost and benefits of fixed interested rate borrowings on an ongoing basis.

Credit risk

Risk management

Credit risk refers to the risk that counterparty will default on its contractual obligations resulting in financial loss to the Group. The Group adopts the following policy to mitigate credit risk.

For banks and financial institutions, the Group mitigates its credit risks by transacting only with counterparties who are rated “A” and above by independent rating agencies.

The Group adopts the policy of dealing only with customers of appropriate history and obtaining sufficient security where appropriate to mitigate credit risk. The Group adopts stringent procedures on extending credit terms to customers and on the monitoring of credit risk.

These credit terms are normally contractual and credit policies spell out clearly the guidelines on extending credit to customers, including monitoring the process and using related industry’s practices as reference. This includes assessment and valuation of customers’ credit reliability and periodic review of their financial status to determine the credit limits to be granted. Customers are also assessed based on their historical payment records. Where necessary, customers may also be requested to provide security or advance payment before services are rendered.

Related party credit risk is managed by the Executive Management of Cadeler and overseen by the Board of Directors.

The maximum exposure to credit risk is the carrying amount of trade receivables and other receivables, receivables from group entities and cash and bank balances presented on the balance sheet.

Impairment of financial assets

The Group assesses on a forward-looking basis the expected credit losses (“ECLs”) associated with its financial assets which are trade and other receivables, cash and bank balances and contract assets. Financial assets are written-off when there is no reasonable expectation of recovery, such as a non-related debtor failing to engage in a repayment plan with the Group.

Where receivables have been written-off, the Group continues to engage in enforcement activity to attempt to recover the receivables due. Where recoveries are made, these are recognised in profit or loss.

The Group has applied the simplified credit loss approach by using the provision matrix to measure the lifetime expected credit losses for trade receivables from customers. To measure the expected credit losses, the Group grouped receivables based on shared credit characteristics and days past due.

Trade receivables from external customers that are neither past due nor impaired are with creditworthy companies. Based on the provision matrix, the trade receivables from external customers are subject to immaterial credit loss. Refer to Note 14 for analysis of expected credit loss on trade receivables and contract assets.

For cash and bank balances and other receivables that are measured at amortised cost, the Group has considered these financial assets as low credit risk. Cash and bank balances are mainly deposits with banks who have high credit-ratings as determined by international credit-rating agencies. As at 31 December 2023, cash and bank balances and other receivables are subject to immaterial credit loss. There is no credit loss allowance for other financial asset at amortised cost as at 31 December 2023, 2022 and 2021.

Liquidity risk

The Group manages liquidity risk by maintaining sufficient cash and available funding through committed credit facilities to enable it to meet its operational requirements and instalments for the newbuilds vessels signed. Please refer to Note 26 – Financial Liabilities: Interest-bearing Loans and Borrowing for a detailed disclosure of the current facilities of the Group.

The following maturity table shows the contract obligation for the construction of the newbuilds vessels:

	Less than	Between	Between
Millions	1 year	1 and 2 years	2 and 5 years	Total
2023
Obligation in USD	328	833	180	1,341
Obligation in USD (in EUR)	296	752	163	1,211

Obligation in EUR	69	99	6	174
Total obligations (in EUR)	365	851	169	1,385
2022
Obligation in USD	—	197	619	816
Obligation in USD (in EUR)	—	187	588	775

Obligation in EUR	13	69	105	187
Total obligations (in EUR)	13	256	693	962

	Less than	Between	Between
EUR’000	1 year	1 and 2 years	2 and 5 years	Total
2023
Trade and other payables	32,636	—	—	32,636
Payables to Related parties	162	—	—	162
Lease liabilities	601	392	—	993
Debt to credit institutions	799	—	204,773	205,572
Derivatives	4,004	5,683	12,274	21,961
	38,202	6,075	217,047	261,324
2022
Trade and other payables	8,822	—	—	8,822
Payables to Related parties	89	—	—	89
Lease liabilities	279	—	—	279
Debt to credit institutions	772	—	114,230	115,002
Derivatives	—	1,821	287	2,108
	9,962	1,821	114,517	126,300
2021
Trade and other payables	9,703	—	—	9,703
Payables to Related parties	63	—	—	63
Lease liabilities	298	209	—	507
Debt to credit institutions	28,599	14,476	30,000	73,075
	38,663	14,685	30,000	83,348

The table above analyses the maturity profile of the financial liabilities of the Company based on contractual undiscounted cash flows excluding newbuild payments.

EUR’000	2023	2022	2021
Lease liabilities at 1 January (current and non-current lease)	279	507	792
Acquisition of subsidiaries	1,299	—	—
Exchange differences	(16)	—	—
Cash paid for lease obligations	(569)	(228)	(285)
Lease liabilities at 31 December (current and non-current lease)	993	279	507
Current	392	—	209
Non-current	601	279	298

Change in the debts to credit institutions during the year

EUR’000	2023	2022	2021
Debt to credit institutions at 1 January	(115,002)	(73,075)	(73,500)
Overdraft facility drawn	—	(16,067)	(8,998)
Loans repayment	115,000	65,000	10,000
Overdraft repayment	—	25,065	—
New loan	(211,934)	(115,000)	—
New loan interests	8,262	1,541	—
Write off of loan fees	(1,898)	(923)	—
Others	—	(1,543)	(577)
Debt to credit institutions at 31 December	(205,572)	(115,002)	(73,075)

	Less than	Between	After		Carrying
EUR’000	1 year	1 and 2 years	2 years	Total	amount
2023
Derivative financial instruments
Interest rate swaps with a positive fair value	—	—	—	—	—
Interest rate swaps with a negative fair value	798	(3,166)	(11,862)	(14,229)	(11,855)
Gross settled foreign currency contracts, pay leg (EUR)	—	(183,741)	—	(183,741)	—
Gross settled foreign currency contracts, receive leg (USD)	—	178,403	—	178,403	(5,338)
	798	(8,504)	(11,862)	(19,567)	(17,193)
2022
Derivative financial instruments
Interest rate swaps with a positive fair value	(305)	1,158	4,231	5,084	3,376
Interest rate swaps with a negative fair value	—	—	(370)	(370)	(287)
Gross settled foreign currency contracts, pay leg (EUR)	—	(183,741)	—	(183,741)	—
Gross settled foreign currency contracts, receive leg (USD)	—	181,921	—	181,921	(1,821)
	(305)	(662)	3,861	2,894	1,268

Capital management

The Company’s objectives when managing capital are to ensure the Company’s ability to continue as a going concern and to maintain an optimal capital structure.

In order to achieve this overall objective, the Company’s capital management, among other things, aims to ensure that it meets financial covenants attached to the interest-bearing loans and borrowings that define capital structure requirements. Breaches in meeting the financial covenants would permit the bank to immediately call loans and borrowings. There have been no breaches of the financial covenants of any interest-bearing loans and borrowing in the current period.

In order to maintain or adjust the capital structure in the future, the Group may adjust the amount of dividends paid to shareholders, issue new shares and/or sell assets to reduce debt. Pursuant to the RCF, the Company is not permitted to pay any dividends or other distributions without DNB Bank ASA’s written consent.

Fair value measurement

The Group measures financial instruments such as derivatives at fair value at each balance sheet date. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the balance sheet date.

The principal or the most advantageous market must be accessible by the Group. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

In measuring the fair value of unlisted derivative financial instruments and other financial instruments for which there is no active market, fair value is determined using generally accepted valuation techniques. Market-based parameters such as market-based yield curves and forward exchange prices are used for the valuation.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data is available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

Financial instruments for which fair value is measured or disclosed in the financial statements are categorised within the fair value hierarchy, described as following accounting hierarchy:

Level 1: The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and equity securities) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in level 1.

Level 2: The fair value of financial instruments that are not traded in an active market (e.g. over-the counter derivatives) is determined using valuation techniques that maximise the use of observable market data and rely as little as possible on entity-specific estimates. Valuation techniques applied are primarily based on marked-based inputs of the instruments. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

The table below shows the fair value measurement hierarchy of the Group’s assets and liabilities:

EUR’000	Level 1	Level 2	Level 3	Total
2023
Through the consolidated statement of profit and loss
Derivative assets	—	—	—	—
Total financial assets at fair value through the consolidated statement of profit and loss	—	—	—	—
Derivative liabilities	—	(403)	—	(403)
Total financial liabilities at fair value through the consolidated statement of profit and loss	—	(403)	—	(403)
Cash flow hedges:
Derivative assets	—	338	—	338
Derivative liabilities	—	(17,937)	—	(17,937)
2022
Through the consolidated statement of profit and loss
Derivative assets	—	363	—	363
Total financial assets at fair value through the consolidated statement of profit and loss	—	363	—	363
Derivative liabilities	—	—	—	—
Total financial liabilities at fair value through the consolidated statement of profit and loss	—	—	—	—
Cash flow hedges:
Derivative assets	—	3,013	—	3,013
Derivative liabilities	—	(2,108)	—	(2,108)

Note 25

Derivative Financial Instruments

Hedge accounting

The Group uses forward exchange contracts, including options (collars), and interest rate swap contracts to hedge currency risks and interest risk regarding highly probable future cash flows and designates them as cash flow hedges subject to meeting the criteria for application of cash flow hedging.

The hedging ratios are determined as the notional value of the instrument divided by the notional value of the hedge item. The Group seeks to establish hedge relationships with a hedging ratio of 1:1. Due to the nature of the hedge items risk, this will be possible by either designating a proportion of the hedge instrument or the hedge notional value being equal or lower of the hedge items notional value. The main score of ineffectiveness arises from the timing of the delivery of the vessels. The delivery of the vessels will expose the Group to several market risks, related to foreign currency risks and interest rate risk. The fair value adjustment of the derivatives is recognised in other comprehensive income until the hedged items are realised.

The table below shows the movement in the reserve for cash flow for hedging, listed by the hedged risk.

EUR’000	2023	2022
Fair Value change of Cash flow hedges
Cumulative fair value change at 1 January	1,343	—
Fair value adjustment at year-end, net	(18,505)	905
Interest recycled at year-end, net	(776)	438
Time value adjustment at year-end, net	(3,621)	—
Cumulative fair value change at 31 December	(21,559)	1,343
The fair value of cash flow hedges at 31 December can be specified as follows:
Interest rate risk hedging	(11,790)	3,163
Foreign currency risk hedging	(6,148)	(1,820)
Foreign currency risk hedging - time value	(3,621)	—
Cumulative fair value change at 31 December	(21,559)	1,343

Interest rate risk

In 2022 the Group entered into a Senior Secured Green EURIBOR based revolving credit facility (RCF) with a 0 bps floor which led the Group to be exposed to changes in the 3M EURIBOR rate with respect of their current funding. Further the group obtained an indicative term sheet for the financing of the P-class vessels acquired from COSCO SHIPPING Heavy Industry and planned to be delivered in the period of 2024 to 2025. The group intended to enter these loans as the main source of future funding and considered the risk of changes to EURIBOR based interest payments in 2022 and coming years.

On 5 October 2022, the Group entered into interest rate swap contracts with DNB which relate to the Debt Facility and future loans thereunder. The interest rate risk arising from the loans under the Debt Facility have been swapped from 3-month EURIBOR to a fixed rate until 5 October 2027. The average fixed rate of the swaps is 2.81% (2022: 2.82%). Such interest rate swap contracts have been replaced by new contracts in connection with the New Debt Facility.

In connection with the Business Combination, on 7 December 2023 the Group entered into the New Debt Facility, a new senior secured credit and guarantee facility of up to EUR 550 million. The New Debt Facility has similar terms and conditions as the Debt Facility.

Further, on 23 December 2023, the Group entered into a Sinosure-backed green term loan facility (EUR 425 million). The Group entered these loans as the main source to finance the purchase of the P-Class newbuilds.

The Group entered into interest rate swap contracts with the Group’s main bank and related these to the New Debt Facility and the future loans. The interest rate risk arising from the loans have been partially swapped from 3M EURIBOR to a fixed rate. The new credit facilities expand the exposure of the Group to changes in the 3M EURIBOR rate.

The economic relationship is established as a match of critical terms between the hedge item and hedge instrument. The group has assessed the following terms when entered into the hedge relationship:

–	Instalments on the facilities.
–	Payment date of interest and instalment.
–	Timing difference in the maturity of the hedge item and hedge instrument.

The expected causes of hedging ineffectiveness relate to:

–	Changes to the expected date of delivery of the vessels.
–	3M EURIBOR rate falling below 0%.

The below table shows the profile of the nominal amount of the interest rate swaps and the fair values.

	Less than 1	Between 1	Between 2	Fair value EUR’000
Notional amount EUR’000	year	and 2 years	and 5 years	Asset	Liability
2023
Interest rate Swap – EURIBOR 3M	—	—	555,000	—	(11,790)
2022
Interest rate Swap – EURIBOR 3M	—	—	469,375	3,451	(288)

More details can be found in Note 26 with regards of the current debt facilities of the Group related to the interest rate swaps.

EUR’000	2023	2022
Movements in the hedging reserve
Beginning of year	3,163	—
Fair value adjustment for the year	(14,177)	2,725
Interest recycled for the year	(776)	438
End of year	(11,790)	3,163

Foreign currency risk hedging

In 2021, the Group entered into a binding contract for the construction of two P-class vessels from COSCO. The contracts are partly settled in USD. USD payments will be due in 2024 and 2025.

The currency exposure arising from the contracts has been swapped to EUR at the Company’s banks at an average USD:EUR rate of 0.9187 for both 2023 and 2022.

In 2022, the Company signed additional contracts with COSCO SHIPPING Heavy Industry to build a total of two new A-class foundation installation vessel. The Company is exposed to change in foreign exchange currency risk on their contractual obligation to acquire the A-class vessels due to the last instalment being in USD. The last instalment shall be payable upon delivery of the vessel.

The exposure to the variability in the future currency rate has been hedged by entering into six zero cost collar contracts with DNB, securing an average USD:EUR rate of between 0.8695 and 0.9466 for USD 300 million of notional amount, bringing the total coverage to USD 500 million. As of 31 December 2023, the total coverage effectively mitigates around 50% of its foreign exchange risk for the upcoming USD instalments for the new P- and A-class vessels contracts.

The economic relationship is established as a match of critical terms between the hedge item and hedge instrument. The Group has assessed the following terms when entered the hedge relationship:

–	Payment date of instalment in foreign currency.
–	Maturity of the hedged item and hedged instruments (forward contract and option collars).

The expected causes of hedging ineffectiveness relate to changes to the expected date of delivery of the vessel. The below table shows the profile of the nominal amount of the foreign currency forward contracts and option collars and the fair values.

	Less than 1	Between 1	Between 2	Fair value EUR’000
Notional amount USD’000	year	and 2 years	and 5 years	Asset	Liability
2023
FX forward contracts	150,000	50,000	—	—	(5,338)
Option collars	—	250,000	50,000	—	(4,431)
2022
FX forward contracts	—	200,000	—	—	(1,820)
Option collars	—	—	—	—	—

EUR’000	2023	2022
Movements in the hedging reserve
Beginning of year	(1,820)	—
Fair value adjustment for the year - FX forward contracts	(3,518)	(1,820)
Fair value adjustment for the year - Option collars	(810)	—
Time value adjustment for the year	(3,621)	—
End of year	(9,769)	(1,820)

Note 26

Financial Liabilities: Interest-bearing Loans and
Borrowings

New Debt Facility – replacing the RCF

On 29 June 2022 the Company entered into a Senior Secured Green Revolving Credit Facility (“RCF”) of a 3-year term loan of EUR 185 million with DNB Bank ASA.

The RCF consists of (i) a three-year non-amortizing term loan of EUR 150 million, in addition to voluntary prepayments in whole or any part of the loan, at any time, the loan will be repayable in a balloon payment of EUR 150 million, and (ii) a guarantee facility of up to EUR 35 million.

On 4 July 2022 the Company utilised EUR 115 million from the total EUR 150 million available from the RCF. With these funds the Group repaid in full the outstanding amounts, related to the term loan EUR 55 million and overdraft facility EUR 25 million from DNB Bank ASA and SpareBank 1 SR-Bank signed on 4 November 2020. At that time, the new RCF added about EUR 70 million in liquidity.

The RCF bears interest at 3-month or 6-month EURIBOR + the Applicable Margin, and subject to a green loan margin discount as long as the Company is in compliance with certain green asset criteria such as earmarked investments in green assets. The Group is currently in compliance with this green criteria and are expected to remain compliant for the duration of the facility. The full repayment of a senior debt facility generated a finance cost for the write-off of borrowing costs of approximately EUR 810,000 in July 2022.Due to a confidentiality agreement, the applicable margin cannot be disclosed.

In June 2023, the Debt Facility was amended to increase the guarantee facility to EUR 60 million and to increase the committed revolving credit facility to EUR 250 million, resulting in an increase of the aggregate Debt Facility to EUR 310 million. The above was refinanced and the Group entered into the new RCF, as explained below.

In connection with the Business Combination, the Company on 7 December 2023 entered into a new senior secured credit and guarantee facilities of up to EUR 550 million providing for (i) a revolving credit facility of up to EUR 250 million (5 year tenor), (ii) a revolving credit facility of up to EUR 100 million (18 months tenor), (iii) a term loan of up to EUR 100 million (8.5 year tenor) guaranteed by The Danish Export and Investment Fund of Denmark (EIFO) and (iv) an uncommitted guarantee facility of up to EUR 100 million (the “New Debt Facility”). The New Debt Facility has similar terms and conditions as the existing Debt Facility. The change of control provisions are similar to those included in the P-Class Facility (as described below).

The Company has utilised EUR 162 million from the total EUR 450 million available from the RCF. With these funds the Group repaid the outstanding amounts of Eneti’s previous Credit Facility, which amounted to USD 59.4 million (of which Eneti repaid USD 12.6 million in October 2023 from the proceeds from the sale of Seajacks Hydra, Seajacks Leviathan and the Seajacks Kraken). In addition, the Group has repaid the amounts under its own Debt Facility amounting to EUR 115 million.

The full repayment of the senior debt facility generated a finance cost for the write off of borrowing costs of approximately EUR 1.8 million thousand in 2023.

By the end of the reporting period, EUR 288 million remains unutilised from the RCF.

Holdco Facility (EUR 5O million)

On 15 November 2023, the Group entered into an unsecured Holdco Facility in an aggregate amount of EUR 50 million (tenor of five years) with HSBC. The financing includes a non-committed accordion option of up to EUR 50 million. The purpose of the Holdco Facility is, among others, partial funding of the wind installation activities of the Group and general corporate purposes. The facility includes customary financial and other covenants.

M-Class Facility (USD 436 million)

In connection with the Business Combination, the Group acquired a senior secured green term loan facility, which Eneti entered in November 2023, of up to USD 436 million (the “New Credit Facility”) with a group of international banks and export credit agencies co-arranged and co-underwritten by Crédit Agricole Corporate and Investment Bank and Société Générale, and with Société Générale as Green Loan Coordinator. The New Credit Facility finances approximately 65% of the purchase cost of the M-Class newbuilding, with the remaining 35% to be funded either by obtaining additional bank financing or through available operational cash reserves. The maturity date of the New Credit Facility in relation to each vessel is 12 years from the delivery date of each vessel. The New Credit Facility bears interest at a blended margin of SOFR plus 2.36% per annum (exclusive of premiums payable to K-SURE and Eksfin). However, the terms of the New Credit Facility provided that completion of the Business Combination would not trigger a change of control provision with regard to cancellation and prepayment of the New Credit Facility.

P-Class Facility (USD 425 million)

Further, Cadeler A/S and two of its subsidiaries, WIND N1064 Limited and WIND N1063 Limited, entered into a Sinosure-backed green term loan facility of up to EUR 425 million (12 year tenor) (the “P-Class Facility”) in December 2023 to finance the purchase of P-Class newbuilds. The funds under the P-Class Facility have been borrowed by WIND N1064 Limited and WIND N1063 Limited (the future owners of the P-Class newbuilds) and may not be reborrowed once repaid.

Further financing will be required from 2025 in connection with milestone payments for the A-Class New Builds. The Cadeler Group’s management expects to require approximately EUR 450 million of additional funding for the A-Class New Builds. Cadeler currently has a letter of intent in place for the order of one additional A-Class New Build. There can be no guarantee that the financing of such new builds and any future upgrades can be obtained on attractive terms or at all.

Covenants

The Group is in compliance with all covenants in the New Debt Facility (RCF):

-	Minimum Free Liquidity: Freely available cash and cash equivalents at of i) the higher of EUR 35.000.000 or 5% of gross interest bearing debt, if the ratio of forward-looking contract cash flow to net interest bearing debt are above 50% or ii) EUR 50,000,000 or an amount equal to 7.5% of the gross interest bearing debt at all other times.
-	Equity Ratio: The ratio of book equity to total assets at all times to be minimum 35%.
-	Working capital: the working capital shall be higher than zero (0).

-	Fair market value of vessels: The fair market value of the vessels shall at all times cover at least 150% of the gross interest bearing debt following the redelivery of the O-Class vessels.
-	Contracted cash flows: If at any reported quarter the aggregated loans exceed 80% the forward-looking expected cash revenues from legally binding contracts, the Contracted Cash Flows, the Borrower shall prepay the exceeding part of the Loans within five (5) Business Days.
-	Utilisation of RCF’s Facility under New Debt Facility must be above the outstanding on ECA Term Loan tranche.

Further, the Group is in compliance with some additional covenants specified in the Holdco Facility:

-	Fair market value of vessels: The fair market value of the vessels shall at all times cover at least 140% of the gross interest bearing debt.
-	Debt service coverage ratio: Cash flow available for debt service (including available liquidity covering cash, cash equivalent and undrawn New Debt Facility) at the Parent Company must be above Debt service cash flow related to the Holdco Facility (2:1).

As of the reported date, the P-Class and M-Class facilities remain unutilised. Given their non-utilisation, no assessment of compliance with associated covenants has been necessary up to this point. These covenants, if applicable, will require assessment upon utilisation of the facilities and contain customary financial and other covenants, including certain change of control provisions, similar to those disclosed for the utilised facilities.

Additionally, the Group is in compliance with below requirements:

Restriction on dividends: the Company is not permitted to pay any dividends or other distributions without DNB Bank ASA’s written consent. For the New Debt Facility, dividends and distributions should not exceed 50% of the consolidated net profit for the respective year. Further, in the Holdco Facility, the Company is not allowed to any distributions before the delivery of the P-Class, A-Class and M-Class.

Change of control: If any person or group of persons (other than Swire Pacific or the BW Group) acting in concert directly or indirectly gains control of 25% or more of the voting and/or ordinary shares of the Borrower, the Agent (acting on instructions from the majority lenders) may by written notice of sixty (60) days cancel the total commitments and demand prepayment of all amounts outstanding under the facilities.

As of 31 December 2023			Committed (EUR millions)[1]		Related derivatives contracts
						IRS nominal
	Interest rate	Maturity	Utilised	Unused	Average IRS rate	(EUR millions)
Secured
New Debt Facility (RCF)	3 months EURIBOR + 2.4%	2031	162	288	2.7%	150
New Debt Facility - Guarantee	0.80% - 1.20%	2026	45	55
Total New Debt Facility			207	343
P-Class Facility	3 months EURIBOR + (0.90% - 2.4%)	2035		425	3.0%	203
M-Class Facility (USD 436 million)	SOFR + 2.4%	2035		394
Unsecured
HoldCo Facility	3 months EURIBOR + 4%	2028	50	—
Total (excluding Guarantee facility)			212	1,107

1 As of 31 December 2022, Debt Facility (RCF) amounted to EUR 150 million of which EUR 115 million were utilised.

Note 27

Related Party Transactions

Group’s Related Party Transactions

Members of the Cadeler Board, Cadeler’s executive management and Cadeler’s major shareholder, BW Altor Pte. Ltd. (“BW Altor”), are considered related parties as they are either members of the Cadeler Board or executive management of Cadeler or exercise significant influence over Cadeler and the Cadeler Group’s operations. For the financial years 2022 and 2021, Swire Pacific Limited (“Swire Pacific”) was considered a related party given its ownership of more than 5% in Cadeler, but for accounting purposes, with effect from 1 January 2023, Swire Pacific is no longer considered a related party under IFRS due to its reduced ownership percentage and the fact that it is no longer represented on the Cadeler Board. In addition, Scorpio Holdings Limited (“Scorpio Holdings”) is considered a related party given its current ownership of more than 5% in Cadeler. Related parties also include such persons’ close family members, undertakings in which such persons have significant interests as well as other affiliates.

As of December 2023, BW Altor owns 19.57% of the Cadeler shares, Scorpio Holdings Limited owns 12.09% of the Cadeler shares and Swire Pacific owns 8.51% of the Cadeler Shares. For the financial years ended 31 December 2023, 2022 and 2021, there were no material transactions between Cadeler or any company of the Cadeler Group and BW Altor, Scorpio Holdings and/or Swire Pacific (or their respective affiliates) other than the transactions described below.

Share lending agreement with BW Altor

In October 2022, Cadeler entered into a share lending agreement with BW Altor as the share lender for the purpose of facilitating delivery versus payment settlement of the Cadeler’s shares to be delivered to investors in connection with a private placement that took place in October 2022. As compensation for such share lending, BW Altor received a customary fee paid by Cadeler until the Cadeler Shares were redelivered and admitted to trading on the OSE. The amount paid to BW Altor pursuant to such share lending agreement amounted to EUR 85,000.

Guarantees provided by BW Group

BW Group has provided COSCO with four guarantees in respect of the sums payable by Cadeler in accordance with the contract for the construction of certain newbuilt P-class and A-Class WTIVs in 2021, 2022 and 2023. Under this guarantee arrangement, certain fees are payable by the Group to BW Group until the guarantees are discharged in full.

Bunker supply from Hafnia Pools (affiliate of BW Group)

In April 2022, Hafnia Pools Pte Ltd, which is an affiliate of BW Group, and Cadeler entered into a service level agreement pursuant to which Hafnia Pools Pte Ltd agreed to supply marine bunker oil and related products to Cadeler’s vessels in the port of Rotterdam and other ports in the Rotterdam area at market rates. The agreement includes standard terms and conditions, including related to late payments, termination, a cap on the liability of Hafnia Pools Pte Ltd and indemnification for third-party claims raised by suppliers of the fuel against Hafnia Pools Pte Ltd.

Performance guarantees issued by Swire Offshore Holdings Group

During the course of 2020, Swire Pacific Offshore Holdings Limited, through its subsidiary Swire Pacific Offshore Operations Pte. Ltd., issued four performance guarantees and four bank guarantees in favour of the Cadeler Group’s customers as security for performance of the Cadeler Group’s obligations under its customers’ contracts. These guarantees covered a period up until April 2022. Following the sale of Swire Pacific Offshore Holdings Limited by Swire Pacific in April 2022, Swire Pacific Offshore Holdings Limited is no longer considered to be a related party as it is no longer controlled by a significant shareholder of Cadeler, and the Cadeler Group put new performance guarantees in place.

In connection with the guarantees provided by Swire Pacific Offshore Holdings Limited, Cadeler entered into a deed of recourse with Swire Pacific Offshore Operations Pte Ltd., which has since terminated, pursuant to which:

●Cadeler had an obligation to indemnify Swire Pacific Offshore Operations Pte Ltd. for any liabilities incurred by Swire Pacific Offshore Operations Pte Ltd. in performing its obligations under the performance guarantees or in respect of any payments made under the bank guarantees; and
●Cadeler had an obligation to pay Swire Pacific Offshore Operations Pte Ltd. an arm’s length fee for each guarantee issued and procured respectively by Swire Pacific Offshore Operations Pte Ltd. in favour of Cadeler’s customers.

Crewing agreement

In 2014, Cadeler entered into a crewing agreement with Swire Pacific Ship Management LTD(Singapore branch) (“SPSM”), which at that time was a related company to Swire Pacific Offshore Operations Pte Ltd, Cadeler’s sole shareholder at that time. Pursuant to this agreement, SPSM agreed to provide a crew for Cadeler’s two vessels in accordance with the standard terms set out in a BIMCO crewman agreement. The crew management fee was 2% of the monthly manning costs, and severance costs amounted to USD 20,000.

This agreement was subsequently terminated in November 2021 when Cadeler decided to employ its own crew directly. As part of the termination agreement, the parties agreed that the termination is without prejudice to any claims, liabilities or obligations that may have accrued prior to the date of termination. The expenses set out in the table below with respect to this crewing agreement for the financial year ended 31 December 2021 related to the period prior to the effective date of such termination.

Transitional Service Agreement entered into in connection with Cadeler’s listing on the OSE

In October 2020, Cadeler entered into a transitional service agreement with Swire Pacific Offshore Operations Pte Ltd regarding services to be rendered to Cadeler during a transitional period following the initial public offering and admission to trading of the Cadeler shares on the OSE. Such services included, inter alia, assistance with financial reporting, tax, insurance, internal audit, IT, HR, procurement, technical and HSEQ support and services. The term of the agreement was limited to one year and could be terminated by either party at any time with three months’ prior written notice. The agreement terminated in accordance with its terms in October 2021.

Training courses provided by BW Maritime

BW Maritime has provided training courses for Cadeler’s onshore staff and traveling costs reimbursements for board members

Administrative support provided by Scorpio Services Holding

The Group, due to the business combination with Eneti, holds an agreement with Scorpio Services Holding (“SSH”) for the provision of administrative staff, office space and accounting, legal compliance, financial and information technology services for which it is due to reimburse to SSH the direct and indirect expenses incurred while providing such services.

Ultramax and Kamsarmax pools

Through the business combination the Company acquired receivables positions from Eneti transactions to Scorpio Group related parties for commercial management services. These services involved securing employment for Eneti’s drybulk vessels in the spot market or on time charters. Please refer to the table under Scorpio Ultramax Pool and the Scorpio Kamsarmax Pool for details. The pools are owned by Scorpio Holdings which is considered a related party.

The following significant transactions took place between the Company and related parties within the BW Group and Swire Pacific Offshore Holdings Group at terms agreed between the parties:

EUR’000	2023	2022	2021
Sales and purchases of goods and services
Costs related to guarantees fees to BW Group Limited	(7,576)	(5,307)	(1,853)
Costs related to bunker supply to Hafnia Pools Pte Ltd (Member of BW Group)	(1,597)	(2,537)	—
Cost related to training courses to BW Maritime Pte. Ltd	(26)	—	—
Cost related to administrative expenses to Scorpio Services Holding	(17)	—	—
Cost related to share lending fees to BW Altor Pte. Ltd.	—	(85)	—
Cost related to travel expenses for board meetings to BW Maritime Pte. Ltd	—	(3)	—
Costs related to performance guarantees to Swire Pacific Offshore Holdings Group	—	(157)	(684)
Crew hire expenses paid to the Swire Pacific Offshore Holdings Group	—	(115)	(11,461)
Receivables from Scorpio Kamsarmax Pools at reported period	136	—	—
Receivables from Ultramax Pools at reported period	456	—	—
Payables to Hafnia Pools Pte Ltd at reported period	—	1	—
Management fees paid to the Swire Pacific Offshore Holdings Group	—	—	(197)
Payables to Swire Pacific Offshore Holdings Group at reported period	—	—	63
EUR’000	2023	2022	2021
Payables to Scorpio Commercial Management at reported period	4	—	—
Payables to Scorpio Service Management at reported period	6	—	—
Payables to Scorpio Services Holding at reported period	141	—	—
Payables to Scorpio UK at reported period	1	—	—
Payables to BW Altor Pte. Ltd. at reported period	—	85	—
Payables to BW Maritime Pte. Ltd at reported period	10	3	—

Related party transactions over the reported period are primarily linked to guarantee fees issued by the BW Group Limited, bunker supply by Hafnia Pools (member of the BW Group), costs related to training expenses by the BW Maritime and administrative expenses to Scorpio Services Holding.

In addition, Cadeler has not had significant transactions with the members of the Cadeler Board and the executive management apart from remuneration and expenses. Cadeler has not provided or granted any loans or guarantees to its directors or executive management.

For information on remuneration paid to members of the Cadeler Board and executive management, refer to Note 9.

Note 28

Group Information

The consolidated financial statements of the Group include the following subsidiaries, which are fully owned by the Parent Company:

Entities	Country
Vessel owning entities
Wind Orca Ltd	Cyprus
Wind Osprey Ltd	Cyprus
Wind N1063 Ltd	Cyprus
Wind N1064 Ltd	Cyprus
Seajacks 1 Ltd	UK
Seajacks 4 Ltd	UK
Seajacks 5 Ltd	UK
Seajacks 3 Japan LLC	Japan
Trading and Operations
Seajacks UK Ltd	UK
Seajacks UK Ltd Taiwan Branch	Taiwan

Entities	Country
Seajacks US Inc.	USA
Seajacks Merman Marine Ltd	Bermuda
Seajacks Crewing Services Ltd	UK
Seajacks Japan LLC	Japan
Investment holding entities
Wind MI Ltd	Marshall Islands
Eneti (Bermuda) Ltd	Bermuda
Atlantis Investorco Ltd	UK
Investment holding entities (continuation)
Atlantis Equityco Ltd	UK
Atlantis Midco Ltd	UK
Seajacks International Ltd	UK
Dormant entities
Seajacks 2 Ltd	UK
Seajacks 3 Ltd	UK
Scorpio SALT LLC	USA
Bulk Run-Off Company Ltd	Marshall Islands
Crawford Path LLC	Delaware
Windpower Alpha Ltd	Marshall Islands
Windpower Bravo Ltd	Marshall Islands
Seajacks 7 Limited	UK
Seajacks 8 Limited	UK
SBI Achilles Shipping Company Ltd	Marshall Islands
SBI Antares Shipping Company Ltd	Marshall Islands
SBI Apollo Shipping Company Ltd	Marshall Islands
SBI Aries Shipping Company Ltd	Marshall Islands
SBI Athena Shipping Company Ltd	Marshall Islands
SBI Bolero Shipping Company Ltd	Marshall Islands
SBI Bravo Shipping Company Ltd	Marshall Islands
SBI Capoeira Shipping Company Ltd	Marshall Islands
SBI Carioca Shipping Company Ltd	Marshall Islands
SBI Chartering and Trading Ltd	Marshall Islands
SBI Conga Shipping Company Ltd	Marshall Islands
SBI Cougar Shipping Company Ltd	Marshall Islands
SBI Cronos Shipping Company Ltd	Marshall Islands
SBI Echo Shipping Company Ltd	Marshall Islands
SBI Gemini Shipping Company Ltd	Marshall Islands
SBI Hera Shipping Company Ltd	Marshall Islands
SBI Hercules Shipping Company Ltd	Marshall Islands
SBI Hermes Shipping Company Ltd	Marshall Islands
SBI Hydra Shipping Company Ltd	Marshall Islands
SBI Hyperion Shipping Company Ltd	Marshall Islands
SBI Jaguar Shipping Company Ltd	Marshall Islands
SBI Jive Shipping Company Ltd	Marshall Islands
SBI Lambada Shipping Company Ltd	Marshall Islands
SBI Leo Shipping Company Ltd	Marshall Islands
SBI Libra Shipping Company Ltd	Marshall Islands
SBI Lynx Shipping Company Ltd	Marshall Islands
SBI Lyra Shipping Company Ltd	Marshall Islands
SBI Macarena Shipping Company Ltd	Marshall Islands
SBI Maia Shipping Company Ltd	Marshall Islands
SBI Mazurka Shipping Company Ltd	Marshall Islands

Entities	Country
SBI Orion Shipping Company Ltd	Marshall Islands
SBI Parapara Shipping Company Ltd	Marshall Islands
SBI Pegasus Shipping Company Ltd	Marshall Islands
SBI Perseus Shipping Company Ltd	Marshall Islands
SBI Phoebe Shipping Company Ltd	Marshall Islands
SBI Phoenix Shipping Company Ltd	Marshall Islands
SBI Pisces Shipping Company Ltd	Marshall Islands
SBI Poseidon Shipping Company Ltd	Marshall Islands
SBI Reggae Shipping Company Ltd	Marshall Islands
SBI Rock Shipping Company Ltd	Marshall Islands
SBI Rumba Shipping Company Ltd	Marshall Islands
SBI Samba Shipping Company Ltd	Marshall Islands
SBI Samson Shipping Company Ltd	Marshall Islands
SBI Sousta Shipping Company Ltd	Marshall Islands
SBI Subaru Shipping Company Ltd	Marshall Islands
SBI Swing Shipping Company Ltd	Marshall Islands
SBI Tango Shipping Company Ltd	Marshall Islands
SBI Taurus Shipping Company Ltd	Marshall Islands
SBI Tethys Shipping Company Ltd	Marshall Islands
SBI Thalia Shipping Company Ltd	Marshall Islands
SBI Ursa Shipping Company Ltd	Marshall Islands
SBI Virgo Shipping Company Ltd	Marshall Islands
SBI Zeus Shipping Company Ltd	Marshall Islands
SBI Zumba Shipping Company Ltd	Marshall Islands

Note 29

Events After Reporting Period

Increased funding commitment

On 7 February 2024, the Group has secured additional capital, increasing the Holdco Facility from EUR 50 million to EUR 80 million. The purpose of the Holdco Facility is, among others, partial funding of the wind installation activities of the Group and general corporate purposes.

Private placement

The Company conducted a successful private placement, which was completed on 15 February 2024, resulting in the issuance of 39.5 million shares at a price of NOK 44.50 per share. Overall, the Company raised approximately EUR 154 million (USD 166 million) before transaction costs. The proceeds from the private placement will fund two main objectives. Firstly, they will fully finance the equity portion of Cadeler’s planned third A-Class Wind Foundation Installation Vessel newbuild, accounting for approximately 35% of its total expected vessel cost. Secondly, the funds will be allocated towards acquiring mission equipment and building working capital. This will enable Cadeler to capitalise on selected near-term commercial opportunities, including utilising turbine installation vessels for T&I foundation scopes, accelerating the realisation of commercial synergies, and seizing other opportunities resulting from supply chain bottlenecks and project delays in the coming years.

Increased funding utilisation

On 22 March 2024, the Group utilised EUR 50 million of the EUR 100 million term loan available from the New Debt Facility, as the Wind Orca main crane upgrade nears completion. Additionally, the Group is in the process of requesting the utilisation of the remaining EUR 50 million. This utilisation is related to the Wind Osprey main crane upgrade, also in its final stages.

Note 30

Authorisation of Financial Statements

These financial statements were authorised for issue in accordance with a resolution of the Board of Directors and Executive Management of Cadeler A/S on 26 March 2024 and will be recommend for approval by the shareholders of the Company at the annual general meeting to be held on 23 April 2024.