Form 20-F
period 2024-12-31
Cadeler A/S
filed 2025-03-25
CIK 1978867

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to .

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

Commission file number: 001-41889

Cadeler A/S

(Exact name of Registrant as specified in its charter)

Not applicable

(Translation of Registrant’s name into English)

The Kingdom of Denmark

(Jurisdiction of incorporation or organization)

Kalvebod Brygge 43

DK-1560 Copenhagen, Denmark

(Address of principal executive offices)

Alexander W. Simmonds

Chief Legal Officer

 +45 3246 3100

alexander.simmonds@cadeler.com

Kalvebod Brygge 43,

DK-1560 Copenhagen, Denmark

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

The number of outstanding shares as of December 31, 2024 was:

Title of Class	Number of Shares Outstanding
Ordinary shares, with a nominal value of DKK 1.00 per share	350,957,583

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

Large Accelerated Filer	☒	Accelerated Filer	☐	Non-accelerated Filer	☐	Emerging growth company	☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filling:

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

Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, certain information required to be included in this Annual Report on Form 20-F is being incorporated by reference from the Company’s statutory annual report for the year ended December 31, 2024, including the consolidated financial statements of the Cadeler Group included therein (the “Annual Report 2024”), and the Company’s remuneration report for the year ended December 31, 2024 (the “Remuneration Report 2024”) as specified in this Annual Report on Form 20-F. Therefore, the information in this Annual Report on Form 20-F should be read in conjunction with the Annual Report 2024 and the Remuneration Report 2024, to the extent specified (see Exhibits 15.1 and 15.2, respectively). With the exception of the items and pages so specified, the Annual Report 2024 and Remuneration Report 2024 are not being, and shall not be deemed to be, filed as part of this Annual Report on Form 20-F.

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

Forward-looking statements

The information set forth in this Annual Report on Form 20-F contains “forward-looking statements” as that term is defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are generally identified by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “should,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based upon current expectations, beliefs, estimates and assumptions that, while considered reasonable as and when made by Cadeler, are, by their nature, subject to significant risks and uncertainties. In addition, new risks and uncertainties may emerge from time to time, and it is not possible to predict all such risks and uncertainties. Factors that could cause actual results to differ materially from those expressed or implied by any forward-looking statements set out herein include:

●	the Cadeler Group’s limited number of vessels and its vulnerability in the event of a loss of revenue relating to any such vessel(s);
●	risks inherent to Cadeler’s offshore operations,
●	the possibility that the utilization of the Cadeler Group’s vessels may be lower than expected and that its backlog of contracts may fail to materialize;
●	contractual and non-contractual legal risks related to the Cadeler Group’s operations which may expose the Cadeler Group to financial losses and for which the Cadeler Group may not have insurance coverage;
●	risks related to the ordering, construction and delivery of new build vessels and upgrades of existing vessels;
●	failure to maintain an effective system of internal control over financial reporting;
●	risks relating to technical, maintenance, transportation and other commercial services supplied to the Cadeler Group by third parties;
●	increased competition and volatility in demand;
●	international, national or local economic, social, political or geopolitical conditions and macroeconomic factors that could adversely affect the Cadeler Group;
●	risks deriving from restrictive covenants and other conditions under Cadeler’s financing arrangements and financial risks arising generally as a result of the Cadeler Group’s level of indebtedness;
●	risks relating to the failure to retain and recruit key personnel and/or to labor disruptions;
●	risks relating to any failure to comply with applicable laws and regulations as well as expectations regarding environmental, social and governance as well as sustainability matters;
●	risks related to Danish and U.S. taxation;
●	credit, interest and exchange rate risks;

●	any failure to realize the anticipated benefits of the Business Combination (as defined below) and risks related to the integration of the acquired business;
●	the possible dilution of Cadeler Shares and Cadeler ADSs;
●	the limited rights of Cadeler ADS holders; and
●	the ability of certain of the Cadeler Group’s largest shareholders to influence matters requiring shareholder approval and affect the price of the Cadeler Shares.

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

The Cadeler Group generates revenue by utilizing its fleet for the transportation and installation of offshore wind turbine generators and foundations and the provision of maintenance and decommissioning services in the offshore wind industry. The Cadeler Group’s operating fleet currently consists of two O-Class wind farm installation vessels, Wind Orca and Wind Osprey (the “O-Class Vessels”), one S-Class wind farm installation vessel, Wind Scylla (the “S-Class Vessel”), one Z-Class wind farm installation vessel, Wind Zaratan (the “Z-Class Vessel”), one P-Class (previously referred to as X-Class) wind farm installation vessel, the Wind Peak (the “Operating P-Class Vessel”) and one M-Class wind farm installation vessel, the Wind Maker (the “Operating M-Class Vessel and, together with the O-Class Vessels, the S-Class Vessel, the Z-Class Vessel, and the Operating P-Class Vessel, the “Operating Vessels”). In addition, the Cadeler Group has five new builds under construction: one P-Class Vessel (the “P-Class New Build”), one M-Class vessel (the “M-Class New Build”) and three A-Class (previously referred to as F-Class) vessels ((the “A-Class New Builds” and, together with the P-Class New Build and the M-Class New Build, the “New Builds”). If any of the Operating Vessels or, once delivered, the New Builds are temporarily or permanently taken out of operation, including due to one of the risks described in this Annual Report on Form 20-F materializing, this could result in a loss of revenue that would otherwise be generated by such vessel. In addition to a potential loss of revenue, the Cadeler Group could also be liable to its customers for liquidated damages under any charters the Cadeler Group has entered into with respect to such vessel. The loss of revenue and liability to its charterers could have a material adverse impact on the Cadeler Group’s business, prospects and financial results and condition, including its ability to be compliant with the financial covenants pursuant to its financing arrangements.

The Cadeler Group’s vessels may be subject to operational incidents or the need for refurbishments and/or repairs, following which such vessels may be out of operation for a shorter or longer period of time. For example, Wind Osprey had a crane accident in 2018 following which the vessel was out of operation for more than a year. This was due in part to the incident and in part to the Cadeler Group’s decision to design and procure an upgraded crane boom. The incident resulted in a claim from the charterers of EUR 6.25 million, while the Cadeler Group also lost estimated revenue of approximately EUR 15 million as a result of the vessel being out of operation for more than a year. The majority of the physical damage was covered by insurance. However, the vessel was required to be off-hire during the repair and upgrade process. With a fleet of only two vessels in operation at that time, an incident of this nature reduced the Cadeler Group’s earning potential by approximately 50%.

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

In addition, there is a risk that the delivery of the New Builds ordered by the Cadeler Group could be delayed. The Cadeler Group expects to take delivery of its second P-Class New Build imminently and its first A-Class New Build in the second half of 2025, with the remaining two A-Class New Builds currently expected to be delivered in the third quarter of 2026 and the first half of 2027, respectively. In addition, the M-Class New Build is currently expected to be delivered in the fourth quarter of 2025. The Cadeler Group has contracted with COSCO SHIPPING Heavy Industry Co. Ltd. (“COSCO”), a Chinese shipyard, for the delivery of the P-Class and A-Class New Builds, and with Hanwha Ocean Co., Ltd. (formerly Daewoo Shipbuilding & Marine Engineering Co. Ltd) (“Hanwha”) for the construction of the M-Class New Build. Any problems that may affect China or Korea, whether geographically or geopolitically, the general availability of components or material needed, or the relevant shipyards could lead to delayed delivery of any or all of the New Builds. For example, there is continuing uncertainty relating to the development of the political climate within China and between China and other countries, including the United States, including with respect to Taiwan, as well as the global supply chain in general. In addition, in January 2025, certain of COSCO’s affiliates and several Chinese shipyards were designated by the U.S. Department of Defense as “Chinese military companies” under Section 1260H of the U.S. National Defense Reauthorization Act 2021 (see also “—The Cadeler Group is exposed to risks related to macroeconomic factors and geopolitical conditions”). Whilst that designation does not directly affect the COSCO entity with which Cadeler has a contractual relationship or otherwise impact Cadeler’s ability to conduct business with COSCO, the imposition of further measures by the United States or other jurisdictions against COSCO and/or its affiliates could have an adverse effect on the Cadeler Group’s ability to receive delivery of its P-Class and A-Class New Builds or to order future new build vessels from the same shipyard. Delayed delivery of any or all of the New Builds could delay the Cadeler Group’s generation of revenue from the utilization of such vessels and may trigger payments of liquidated damages under any charters the Cadeler Group has entered into with respect to these vessels, which may materially affect the Cadeler Group’s business, prospects and financial results and condition. See also “—The ordering, construction and delivery of new build vessels and upgrades of existing vessels is subject to various risks and uncertainties, including forward-looking assessments which could turn out to be incorrect, and requires substantial financing which may not be available at favorable terms or at all.”

From time to time, the Cadeler Group’s vessels undergo upgrades of various types to remain competitive in the market, to ensure compliance with legal requirements and to implement sustainability-related improvements. Expenditures may be incurred when repairs or upgrades are required by law, in response to an inspection by a governmental authority, when damaged, or because of market or technological developments. From late 2023, for example, the two O-Class Vessels were off-hire for approximately six months for planned main-crane upgrades. Such upgrades, as well as other refurbishment and repair projects, are subject to various risks, including delays and cost overruns, which could, if realized, have an adverse impact on the Cadeler Group’s available cash resources, results of operations and its ability to comply with financial covenants pursuant to its financing arrangements. To ensure timely completion of refurbishment and repair projects, the Cadeler Group may be required to allocate extra resources to the relevant project, increasing the cost of the refurbishment or repair. For example, the Cadeler Group has from time to time taken the decision to accelerate work on its vessels by adding additional resources in order to ensure the vessel was ready for its next project on time. Moreover, periods without operations for one or more of the Cadeler Group’s vessels may have a material adverse effect on the Cadeler Group’s ability to generate revenue and thereby on its business, prospects and financial results and condition.

The Cadeler Group is exposed to hazards that are inherent to offshore operations, and damages may not be covered by insurance.

The Cadeler Group is operating in the offshore construction industry and is thus subject to hazards inherent to that industry, such as breakdowns, technical problems, harsh weather conditions, environmental pollution, force majeure events (nationwide or port-specific strikes, etc.), accidents (including dropped objects), collisions and groundings. These hazards can cause personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by third parties or customers and suspension of operations. Wind farm installation vessels, including the Cadeler Group’s vessels, are also subject to hazards inherent in marine operations, either while on-site or during mobilization, such as capsizing, sinking, grounding, collision, damage from severe weather and marine life infestations. Operations may also be suspended because of machinery breakdowns, abnormal operating conditions, failure of subcontractors to perform or supply goods or services or personnel shortages. For example, the Cadeler Group experienced a crane accident in 2018 following which the vessel involved was out of operation for more than a year, causing both a claim from the charterers and lost revenue for the period. Additionally, the Cadeler Group experiences various types of technical breakdowns on an ongoing basis as part of the operation of its vessels; however, such breakdowns are typically of a smaller nature with limited downtime and impact compared to the 2018 crane incident. Operations may also be interrupted even where an incident does not cause material damage or injury, but could have done, as the Cadeler Group requires that such “near miss” events be investigated and corrective procedures implemented where appropriate.

The Cadeler Group’s vessels are covered by industry standard hull and machinery and protection and indemnity insurance. Standard protection and indemnity insurance for vessel owners provides limited cover for damage to project property during wind farm installation operations, as such damage is expected to be covered by the construction all risks insurance procured by the Cadeler Group’s customers. However, in recent years, the Cadeler Group has seen more contracts imposing liability for property damage on contractors such as the Cadeler Group and, even where such liability is insured, the deductibles payable in the event of an incident can be significant. Such risks are difficult to adequately insure against under standard protection and indemnity insurance for vessel owners. The Cadeler Group has also considered obtaining insurance for loss-of-hire, but has evaluated and considered such insurance not to be commercially viable. As a result, certain damages and losses resulting from the aforementioned hazards may not be covered by insurance.

The Cadeler Group is dependent on the employment and utilization of its vessels, and its backlog of contracts may not materialize.

The Cadeler Group’s revenue and income are dependent on project contracts and vessel charters for the employment of its vessels. Typically, these contracts are concluded several years in advance with the terms and conditions not expected to be subject to subsequent change. Additionally, the Cadeler Group has recently experienced a trend towards reservation agreements and contracts being entered into at an earlier stage, which increases the difficulty of capturing the effect of any subsequent changes in circumstances, e.g., due to geopolitical developments and other unforeseen events. In the ordinary course of business, the Cadeler Group continuously seeks to enter into such new contracts for the employment of its vessels. The Cadeler Group has a contract backlog of existing customer contracts that imply revenues in the future, both for “firm” contracted days and, typically, “option” days (days that are callable at the relevant customer’s option). Such contracts, and the revenues derived therefrom, are subject to various terms and conditions, including certain cancellation events, and the exercise of options is exclusively at the discretion of the relevant customer. Such contracts could be subject to termination, amendments and/or delays resulting in revenues being more limited, occurring at a later time or not at all. The Cadeler Group’s current customer contracts include express cancellation rights on the part of the customers. Cancellation or termination is generally linked to a penalty or termination fee. Under its customer contracts, the Cadeler Group may also become liable to its customers for liquidated damages if there are delays in delivering a vessel for employment in connection with a project or for delays that arise during the operation of the vessels under the contracts (see also “—The Cadeler Group only has a limited number of vessels and could be adversely impacted if any vessel is taken out of operation, or if there is a delay in delivery of any new build vessel”). As of December 31, 2024, the Cadeler Group’s contract backlog (including 100% of option days) amounted to approximately EUR 2,336 million (compared to EUR 1,736 million as of December 31, 2023), comprising EUR 1,907 million from firm contracted days and EUR 430 million from contracted days subject to the exercise of counterparty options (compared to a split of EUR 1,379 million from firm contracted days and EUR 357 million from contracted days subject to the exercise of counterparty options as of December 31, 2023).

It may also be difficult for the Cadeler Group to obtain future employment for its vessels and, as a result, utilization may decrease. Wind farm installation projects are tendered and awarded at irregular intervals and installation projects in certain locations are seasonal, particularly as a result of weather-related seasonality. Consequently, the Cadeler Group’s vessels may need to be deployed on lower-yielding work or remain idle, resulting in periods without any compensation to the Cadeler Group. There can also be off-hire periods as a consequence of accidents, technical breakdown and non-performance, as experienced with the crane accident in 2018 (see “—The Cadeler Group is exposed to hazards that are inherent to offshore operations, and damages may not be covered by insurance”) or due to maintenance or upgrades, such as the planned main crane upgrades for the two O-Class Vessels which were completed in the second quarter of 2024 and for which each such vessel was off-hire for approximately six months.

The cancellation, amendment to or postponement of one or more contracts can have a material adverse impact on the Cadeler Group’s revenue and may thus affect the pricing of the Cadeler Shares. For example, the Cadeler Group narrowed its guidance for the financial year ended December 31, 2022 due to upstream delay as a result of a subcontractor on a project being unable to operate as planned. While the Cadeler Group has generally not had a history of cancellations, amendments or postponements of its contracts, there can be no assurance that no such cancellation, amendment or postponement will occur in the future. As the Cadeler Group currently has only six Operating Vessels in its fleet, the Cadeler Group’s business, prospects and financial results and condition could be materially impacted if any of these vessels became disabled or otherwise unable to operate for an extended period.

The Cadeler Group could be materially adversely affected if demand for the Cadeler Group’s services is lower than anticipated or decreases, including as a result of oversupply, changing trends in the energy market or a deterioration of the Cadeler Group’s market reputation and client relationships.

The Cadeler Group relies on revenue generated from wind farm installation and related maintenance. The lack of diversification in Cadeler’s sources of revenue makes the Cadeler Group vulnerable to adverse developments or periods of low demand in the market in which it operates. The demand for the Cadeler Group’s services may be volatile and is subject to variations for a number of reasons, including uncertainty in future demand and regulatory changes. For example, the market for offshore wind energy has recently experienced certain challenges in various jurisdictions including the United States, Sweden and Denmark, including delays in relevant supply chains, cancellation of government approvals and failed government auction rounds, which could adversely affect the number of offshore wind farm projects to be developed in these markets in the future, and there is a risk that similar challenges might also affect other countries. In the case of delays on multiple projects, it may be difficult for the Cadeler Group to adapt, which would impact its revenue stream but also potentially compliance with its financing covenants. Due to the fact that the Cadeler Group invests in capital assets with life-spans of approximately 25 years and that market visibility beyond 10 years is difficult to estimate, the Cadeler Group’s long-term performance and growth depend heavily on the supply of vessels relative to market demand. Any oversupply of vessels compared to the market demand for such vessels or similar capacity could cause contract rates to decline, and falling rates could materially adversely affect the Cadeler Group’s financial performance and results of operations. As the Cadeler Group’s vessels are highly specialized for wind farm installation, redeploying them to other sectors of the marine industry may be difficult or impossible to achieve, both practically and commercially.

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

The Cadeler Group may fail to fulfill its contractual obligations under its customer contracts or other commercial contracts. For example, the Cadeler Group experienced a crane accident in 2018 following which the vessel involved was out of operation for more than a year, causing both a claim from the charterers and lost revenue for the period. In addition, the Cadeler Group may be in breach of warranties made by it to a customer if, with respect to any project, the relevant vessel fails to meet the required minimum specifications or is otherwise unsuitable or unable to perform as required under the relevant contract. In such a case, the customer contract could be terminated and/or the Cadeler Group held liable for the relevant charterer’s losses.

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

The Cadeler Group may from time to time order additional new vessels, such as the ordering of the New Builds, and upgrades of existing vessels, such as the recent crane upgrades for both O-Class Vessels which were completed in 2024.

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

The offshore wind installation market is a fast-moving market with a relatively long leadtime on delivery of new build vessels with the specifications needed to bid on, and win, wind farm installation contracts. The Cadeler Group must correctly predict future supply of, and demand for, wind farm installation vessels and continuously assess the attractiveness of securing a contract for the construction of additional vessels. When making such assessments, the Cadeler Group considers a number of uncertainties and factors, including expected supply and demand (see also “—The Cadeler Group could be materially adversely affected if demand for the Cadeler Group’s services is lower than anticipated or decreases, including as a result of oversupply, changing trends in the energy market or a deterioration of the Cadeler Group’s market reputation and client relationships”), construction time, the price of construction and the expected development in construction prices, technological development in the offshore wind installation market and financing possibilities. If the Cadeler Group fails to correctly and timely assess the need for placing orders for additional vessels, the Cadeler Group may miss out on attractive contract opportunities due to capacity constraints and lose market share or incur costs of construction without being able to secure contracts for such new build vessels on commercially attractive terms or at all.

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

The aggregate capital expenditures estimated to be required in connection with the remaining New Builds are approximately EUR 1,395 million, of which EUR 237.5 million has been paid as of March 25, 2025. The remaining scheduled payments will fall due during the period from 2025 to 2027.

On December 22, 2023, Cadeler and two of its subsidiaries entered into a Sinosure-backed Green Term Loan Facility of up to EUR 425 million (with a 12 year tenor) to finance the purchase of the P-Class Vessels (the “P-Class Facility”). In August 2024, the Company requested the utilization of EUR 210 million under the P-Class Facility. On August 16, 2024, following the Business Combination, the Cadeler Group refinanced the existing USD 436 million Senior Secured Green Term Loan Facility previously entered into by Eneti Inc., with Cadeler and certain of its subsidiaries entering into Facility Agreements (each with a 12-year tenor) for an aggregate of up to EUR 420 million (the “M-Class Facilities”). In January 2025, the Company requested the utilization of EUR 212 million under the M-Class Facility to finance the final instalment for the delivery of the first M-Class Vessel in the same month. On March 21 2025, Cadeler and two of its subsidiaries entered into a Sinosure-backed Green Term Loan Facility of up to EUR 575 million (with a 12 year tenor) to finance the purchase of the first two of the Cadeler Group’s three A-Class Vessels (the “A-Class Facility”).

There can be no guarantee that the financing of any additional new builds and any future upgrades can be obtained on attractive terms or at all. If the required financing is not obtained, the Cadeler Group may default on its obligations and be liable towards the relevant yard and/or other suppliers of goods and services related thereto, and the Cadeler Group may not be able to expand its fleet and thereby maintain its competitive position. The Cadeler Group may seek to obtain the required financing through capital markets or debt financing. Should the Cadeler Group not be able to secure the needed financing, in part or in whole, for example due to unattractive terms such as unfavorable interest rates, the Cadeler Group may be required to postpone future investments (including orders for new build vessels). If, in connection with an equity financing, the demand for or price of the Cadeler Shares is lower than historically experienced, this could result in significant dilution of the shareholding of existing holders of Cadeler Shares (the “Cadeler Shareholders”) and a decrease in the price of the Cadeler Shares.

The Cadeler Group has historically derived its revenue from a small number of customers, and the loss or default of any such customer could result in a significant loss of revenue and adversely affect the Cadeler Group’s business.

The Cadeler Group has historically had a high customer concentration as a result of the small number of vessels in its fleet and the typical duration of its projects. Consequently, if the Cadeler Group loses any of its most significant customers or any of them fail to pay for the services provided by the Cadeler Group or enters into bankruptcy, the Cadeler Group’s revenue could be materially adversely affected. The loss of one or more significant customers, or a decline in the number of projects or consideration paid for the Cadeler Group’s services under the Cadeler Group’s contracts with significant customers, would affect the Cadeler Group’s revenue and cash flow, and could have a material adverse effect on the Cadeler Group’s business, prospects and financial results and condition. Additionally, any delay of a project for one or more of the Cadeler Group’s most significant customers could affect the Cadeler Group’s revenue, the utilization of its vessels and potentially its ability to fulfill other contracts. Many of the Cadeler Group’s contracts contain options for additional work, which, if exercised, would generate additional revenue. If such options are not exercised to the extent the Cadeler Group expects based on its historic experience, the Cadeler Group’s revenue could be substantially lower than anticipated.

If the Cadeler Group fails to maintain an effective system of internal control over financial reporting, it may not be able to accurately report financial results in a timely manner or prevent fraud, which may adversely affect its business and the market price of the Cadeler ADSs and Cadeler Shares.

In connection with the audits of its financial statements for the years ended December 31, 2023 and 2022, the Cadeler Group and its independent registered public accounting firm identified material weaknesses related to the Cadeler Group’s internal control over financial reporting driven by (i) a lack of formalized risk assessment and documented procedures in relation to the Company’s business processes and entity level controls, lack of evidence of performing internal controls including the completeness and accuracy of information used in the execution of controls, and lack of monitoring control activities, and (ii) lack of internal controls over change management and access management in the relevant financial information technology (“IT”) systems required to support effective internal control framework.

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

Following the Company’s remediation efforts, no material weakness was identified in connection with the audit of the Company’s financial statements for the year ended December 31, 2024. The Cadeler Group cannot guarantee, however, that its internal controls over financial reporting will remain effective in the future and that further material weaknesses will not be identified. Any failure to remediate such material weaknesses or a failure to discover and address any other material weaknesses or significant deficiencies in the future, could result in inaccuracies in the Cadeler Group’s consolidated financial statements and impair its ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis.

Management’s certification under Section 404 of the U.S. Sarbanes Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), is included in Item 15 of this Annual Report on Form 20-F and the Cadeler Group’s independent registered public accounting firm’s attestation to and report on the effectiveness of the Cadeler Group’s internal control over financial reporting is included in Item 18 of this Annual Report on Form 20-F.

While documenting and testing internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act as applicable to the Cadeler Group, the Cadeler Group may identify other weaknesses and deficiencies in internal control over financial reporting. If the Cadeler Group fails to maintain the adequacy of its internal controls over financial reporting, as these requirements are modified, supplemented or amended from time to time, management may not be able to conclude on an ongoing basis that the Cadeler Group has effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act.

Generally, the failure to achieve and maintain an effective internal control environment could result in material misstatements in the Cadeler Group’s financial statements and could also impair the Cadeler Group’s ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, the Cadeler Group’s business, prospects and financial results and condition, as well as the trading price of Cadeler Shares and Cadeler ADSs, may be materially and adversely affected. See also “—Risks Related to the Business Combination— Cadeler became subject to the reporting requirements of the U.S. Exchange Act in connection with the Business Combination and it needs to devote substantial time and resources to complying with public company regulations. There can be no assurance that the Cadeler Group’s internal control over financial reporting will remain effective.”

The Cadeler Group is dependent on technical, maintenance, transportation and other commercial services from third parties.

The Cadeler Group is and will continue to be dependent on technical, maintenance, transportation and other commercial services from third parties to manage its vessels and fulfill its contractual obligations. Performance by such service providers is critical. If third-party service providers, such as those involved in assisting the Cadeler Group in sea fastening design, fabrication, installation and various technical services, fail to perform at an optimal level, this could materially and adversely affect the Cadeler Group’s ability to complete its contracts, as well as its business, prospects and financial results and condition, including its ability to be compliant with the financial covenants under its financing arrangements. For example, the Cadeler Group experienced a third-party supplier being delayed in connection with the repair following Wind Osprey’s crane accident in 2018, which extended the downtime period. Additionally, the Cadeler Group narrowed its guidance for the financial year ended December 31, 2022 due to upstream delay as a result of a subcontractor on a project being unable to operate as planned. If the amount the Cadeler Group is required to pay for subcontractors, equipment or supplies exceed what has been estimated, the profitability of the commercial employment of its vessels may be adversely affected. If a subcontractor, supplier, or manufacturer fails to provide services, supplies or equipment as required under a contract for any reason, the Cadeler Group may be required to source such services, supplies or equipment from other third parties, which could lead to delays or higher prices than anticipated.

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

The industry in which the Cadeler Group operates is in management’s view characterized by a limited supply of efficient offshore wind farm installation services as a limited number of vessels are available and fit for the specific needs of, and trusted by, customers. Consequently, it may be difficult or expensive for customers of the Cadeler Group to find efficient alternative suppliers for their contracts in the near term, and it may be even more difficult for customers in the long term to find trusted suppliers of efficient offshore wind farm installation vessels as newer generations of larger turbines (capable of producing 18-20MW+ of electricity) are rolled out, which the Cadeler Group expects will occur towards the end of the current decade. Since the supply of offshore wind farm installation services depends on the number of vessels dedicated to such services, market conditions may change significantly if one or multiple existing or new competitors of the Cadeler Group were to order new build vessels or modify existing vessels to fit the future needs of the offshore wind farm industry. It is the Cadeler Group’s assessment that over the past decade there has been a general increase in the number of players active in the wind farm industry. Should similar developments occur in the market for offshore wind farm installation, the Cadeler Group may experience increased competition. Any increase in the supply of offshore wind farm installation services may result in a decrease in the prices that the Cadeler Group is able to obtain for its services. As the Cadeler Group currently only operates within the market for offshore wind farm transportation, installation and maintenance, it is more exposed to any changes in prices within the industry or utilization of its vessels compared to those of its competitors having multiple sources of revenue. See also “—The Cadeler Group faces competition from industry participants who may have greater resources than the Cadeler Group.”

The Cadeler Group faces competition from industry participants who may have greater resources than the Cadeler Group.

The markets in which the Cadeler Group operates are competitive and the Cadeler Group’s business is subject to risks associated with competition from new and existing industry participants. The Cadeler Group has a number of well-established competitors, including DEME Offshore, Jan de Nul (both Belgium-headquartered), Fred. Olsen (Norway-headquartered) and Van Oord (Netherlands-headquartered). In addition, there are a growing number of players with specialist vessels on order. Seaway7, Dominion Energy, Maersk and Havfram, for example, each has a newbuild vessel (or vessels) either on order or currently under construction. These companies will directly compete (and in a number of cases are already directly competing) with the Cadeler Group in tenders for wind turbine foundation and installation projects. There can be no assurances that the Cadeler Group will be able to maintain or improve its competitive position or continue to meet changes in the competitive environment, including when entering new markets. In addition, certain of the Cadeler Group’s competitors may have more resources and better access to capital than the Cadeler Group. For example, new and existing competitors may have greater financial resources, customer support, technical and marketing resources, larger customer bases, longer operating histories, greater name recognition or more established relationships in the industry. These industry participants compete with the Cadeler Group based on, among other things, price, service portfolio, technology, location and vessel availability. There is no assurance that the Cadeler Group will have the resources and expertise to compete successfully in the future, that it will be able to succeed in the face of current or future competition, or that it will be successful when entering new markets. Increased competition in the markets where the Cadeler Group operates or which it may enter could lead to reduced profitability and/or future growth opportunities for the Cadeler Group. The failure of the Cadeler Group to secure future growth, maintain or improve its competitiveness and respond to increased competition may have a material adverse effect on the Cadeler Group’s business, prospects and financial results and condition.

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

Competitors’ vessels have previously become obsolete due to the growth in the size of turbines only 10 years into their lifespan. Although the Cadeler Group seeks to build vessels that can be upgraded, as demonstrated by the recent main crane upgrades to its two O-Class Vessels, there is no certainty that such vessels will remain viable for the entirety of their planned 25-year lifespan. In addition, as the Cadeler Group’s vessels are purpose-built for the offshore wind industry, they cannot easily be repurposed for use in other segments of the marine industry. A movement towards other energy sectors or the development of new technology could render the Cadeler Group’s vessels obsolete, and the Cadeler Group may not be able to secure alternative contracts or revenue on attractive terms, if at all.

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

The Cadeler Group is exposed to macroeconomic factors and geopolitical conditions. The international macroeconomic situation is currently characterized by material uncertainty, mainly due to the elevated levels of public debt in many of the leading global economies, increasing interest and inflation rates, the war in Ukraine, the imposition of sanctions against Russia, conflict in the Middle East, European energy crises and global supply-chain constraints. For example, the Cadeler Group has contracted with COSCO, a Chinese shipyard, for the delivery of the New Builds, and any problems that may affect China, whether geographically or geopolitically, the general availability of components or material needed, or the shipyard itself could lead to delayed delivery of any or all New Builds. There is continuing uncertainty relating to the development of the political climate within China and between China and other countries, including the United States, including with respect to Taiwan. In addition, in January 2025, certain of COSCO’s affiliates and several Chinese shipyards were designated by the U.S. Department of Defense as “Chinese military companies” under Section 1260H of the U.S. National Defense Reauthorization Act 2021. Whilst that designation does not directly affect the COSCO entity with which Cadeler has a contractual relationship or otherwise impact Cadeler’s ability to conduct business with COSCO, the imposition of further measures by the United States or other jurisdictions against COSCO and/or its affiliates could have an adverse effect on the Cadeler Group’s ability to receive delivery of its P-Class and A-Class New Builds or to order future new build vessels from the same shipyard. See also “—The Cadeler Group only has a limited number of vessels and could be adversely impacted if any vessel is taken out of operation, or if there is a delay in delivery of any new build vessel” and “—The ordering, construction and delivery of new build vessels and upgrades of existing vessels is subject to various risks and uncertainties, including forward-looking assessments which could turn out to be incorrect, and requires substantial financing which may not be available at favorable terms or at all”. These macroeconomic conditions have had, and a continuation or further worsening of these conditions could continue to have, material effects on the global economy and capital markets and could have material adverse effects on the Cadeler Group, its business, prospects and financial results and condition. Additionally, geopolitical tensions may have an impact on the future prospects of the markets in which the Cadeler Group operates and may increase the risks associated with the Cadeler Group’s operations.

If Cadeler’s vessels operate in countries or territories that are subject to restrictions, sanctions, or embargoes imposed by the U.S. government, the European Union, the United Nations, or other governments, it could lead to monetary fines or other penalties and adversely affect Cadeler’s reputation and the market for its shares and trading price.

Although Cadeler does not expect that its vessels will operate in countries or territories subject to country-wide or territory-wide sanctions or embargoes imposed by the U.S. government or other authorities in violation of applicable sanctions laws, and Cadeler endeavors to take precautions reasonably designed to mitigate the risk of such activities, it is possible that the Cadeler Group’s vessels may call on ports located, and/or otherwise operate in countries or territories subject to such sanctions, including on charterers’ instructions and/or without Cadeler’s consent. In addition, certain of Cadeler’s New Builds are being built in China, which may further expose Cadeler to certain restrictions. See also “—The Cadeler Group is exposed to risks related to macroeconomic factors and geopolitical conditions.” Similarly, Cadeler’s supply chain for spare parts for the vessels or secondary steel deliveries needs to be monitored closely and may be limited due to these restrictions, which could result in Cadeler not being able to source such spare parts from certain suppliers.

Failure to comply with the U.S. Foreign Corrupt Practices Act could result in fines, criminal penalties, contract terminations and have an adverse effect on the Cadeler Group’s business.

The Cadeler Group operates in a number of countries throughout the world, including countries known to have a reputation for corruption. The Cadeler Group is committed to doing business in accordance with applicable anti-corruption laws including the U.S. Foreign Corrupt Practices Act of 1977 (“FCPA”), U.K. Bribery Act, the Danish Criminal Code and other applicable anti-corruption laws. The Cadeler Group is subject, however, to the risk that Cadeler, its affiliated entities or its officers, directors, employees or agents may take actions determined to be in violation of such anti-corruption laws, including the FCPA and the U.K. Bribery Act. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties and curtailment of operations in certain jurisdictions, and might adversely affect the Cadeler Group’s business, prospects and financial results and condition. In addition, actual or alleged violations could damage Cadeler’s reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and has the potential to consume significant time and attention of Cadeler’s senior management.

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

Cybersecurity attacks may result in disruptions to the Cadeler Group’s operations or in business data being temporarily unreadable, and cyber criminals may demand ransoms in exchange for de-encrypting such data. As cybersecurity attacks become increasingly sophisticated, and as tools and resources become more readily available to malicious third parties, there can be no guarantee that the Cadeler Group’s actions, security measures and controls designed to prevent, detect or respond to intrusion, to limit access to data, to prevent destruction or alteration of data or to limit the negative impact from such attacks, can provide absolute security against compromise. Even without actual breaches of information security, protection against increasingly sophisticated and prevalent cybersecurity attacks may result in significant future prevention, detection, response and management costs, or other costs, including the deployment of additional cybersecurity technologies, engaging third-party experts, deploying additional personnel and training employees. For example, in 2024 the Cadeler Group identified revised payment instructions from a counterpart as having been issued by malicious actors who had obtained access to that counterpart’s email system. Although the Cadeler Group’s internal controls (including its procedures for the telephone verification of updated payment instructions) prevented the misdirection of funds in that instance, there can be no guarantee that cybersecurity attacks affecting the Cadeler Groups’ customers or suppliers will not affect the Cadeler Group in the future. Further, as cybersecurity threats are continually evolving, the Cadeler Group’s controls and procedures may become inadequate, and the Cadeler Group may be required to devote additional resources to modify or enhance its systems in the future. Such expenses could have a material adverse effect on the Cadeler Group’s business, prospects and financial results and condition. To the extent the Cadeler Group integrates artificial intelligence (“AI”) into its operations, this may increase the cybersecurity and privacy risks, including the risk of unauthorized or misuse of AI tools, it is exposed to, and threat actors may leverage AI to engage in automated, targeted and coordinated attacks of the Cadeler Group’s systems. While the Cadeler Group regularly reviews its network security, backup and disaster recovery, enhanced training and other security measures to protect its systems and data, these measures cannot provide absolute security or guarantee that it will be successful in preventing or responding to every breach or disruption on a timely basis.

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

The Cadeler Group faces financial risk due to its level of indebtedness and is subject to restrictive covenants and conditions pursuant to its financing agreements.

The Cadeler Group has entered and will in the future enter into debt financing agreements, including, but not limited to, the Holdco Facility, the Green Corporate Facility, the P-Class Facility, the M-Class Facility and the A-Class Facility (each as defined below and together, the “Credit Facilities”). See also Item 5.B. “Liquidity and Capital Resources—Financing Arrangements” of this Annual Report on Form 20-F. The Cadeler Group’s level of indebtedness exposes it to certain risks, including increased vulnerability to general adverse economic and industry conditions. In addition, the Cadeler Group’s indebtedness requires the Cadeler Group to dedicate a portion of its cash flow from operations to payments on its debt, thereby reducing the availability of cash flow to fund working capital, capital expenditures, acquisitions and investments and other general corporate purposes, and potentially limiting its ability to borrow additional funds or to borrow funds at rates or on other terms it finds acceptable.

The agreements governing the Cadeler Group’s indebtedness contain (and it is expected that any agreements governing any additional debt that the Cadeler Group may incur or assume would contain) various operating and financial covenants with respect to the business of the Cadeler Group. Any failure to comply with such restrictions may result in an event of default under such agreements. Any such default may allow the applicable creditors to accelerate the related debt, which acceleration may trigger cross-acceleration or cross-default provisions in the Cadeler Group’s other debt facilities. For instance, there are specific financial covenants in the Holdco Facility with respect to the minimum liquidity of the Cadeler Group, the Cadeler Group’s equity ratio and its working capital. Similar financial covenants are included in the Green Corporate Facility, which also includes a financial covenant with respect to the fair market value of the O-Class Vessels, as well as the P-Class Facility, the M-Class Facility and the A-Class Facility. Failure to meet any of these covenants could trigger the mandatory repayment of the relevant facility or all of them and may thus have an adverse effect on the financial position of the Cadeler Group. Additionally, all of the Cadeler Group’s debt facilities contain change of control provisions and covenants restricting the payments of dividends.

Since the Cadeler Group currently has only six Operating Vessels, its ability to be compliant with financial covenant requirements pursuant to its financing arrangements will to a great extent depend on the market value of these vessels and their ability to generate revenue until all of the Cadeler Group’s New Builds are delivered. If future cash flows are insufficient to meet all of the Cadeler Group’s financial obligations and contractual commitments, any such insufficiency could negatively impact the Cadeler Group’s business. To the extent that the Cadeler Group is unable to repay any indebtedness as it becomes due or at maturity, the Cadeler Group may need to refinance its debt, raise new debt, sell assets or repay the debt with proceeds from equity offerings.

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

The nature of the business of the Cadeler Group from time to time results in clients, subcontractors, employees/manning agencies or vendors claiming, among other things, recovery of costs related to accidents, contracts and projects. The crane accident in 2018 on Wind Osprey, for example, resulted in a claim from the charterers of EUR 6.25 million as well as personal injury claims by four seafarers involved in the accident. Should any of the Cadeler Group’s vessels experience or be involved in any future incidents of a similar nature, the Cadeler Group may be subject to further claims and litigation. Litigation outcomes are unpredictable and may result in reputational damage as well as fines, penalties or other sanctions imposed by governmental authorities or general damages payable by the Cadeler Group in respect of third-party claims such as, for example, personal injury claims, employment-related claims or claims for property damage.

As part of the Cadeler Group’s wind farm installation operations, it manages large, high-value components. In addition, as the Cadeler Group takes on full-service foundations projects (such as the Hornsea 3 and East Anglia 2 offshore wind farms in the U.K.), it is exposed to an increasingly complex scope of work encompassing technical design, engineering and construction. Any claims from its clients, subcontractors or vendors resulting from damage to component parts while within the Cadeler Group’s control, or defects in construction works carried out by the Cadeler Group, may be significant. The Cadeler Group could also require extensive resources to assess and defend itself against potential claims and litigation, including under professional liability or warranty obligations, any of which could have a material adverse effect on the Cadeler Group’s business, prospects and financial results and condition.

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

The Cadeler Group’s operations are subject to a variety of laws, regulations, and requirements controlling the discharge of various materials into the environment, requiring removal and clean-up of materials that may harm the environment, controlling carbon dioxide emissions, or otherwise relating to the protection of the environment in the countries in which the Cadeler Group operates. Such laws, regulations and requirements vary from jurisdiction to jurisdiction and the operations of the Cadeler Group may be negatively affected by changes in environmental laws and other regulations that can result in large expenses including modification of vessels and changes in the operation of vessels. A lack of harmonization globally in relation to environmental, social and governance (“ESG”) reform and the different pace at which legislators and regulators across the globe operate creates uncertainty and the risk of fragmentation. New ESG regulation affects how the Cadeler Group can conduct it business as the compliance requirements increase.

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

The Cadeler Group faces increasing scrutiny related to environmental, social and governance as well as sustainability matters that may impact its business.

Recent years have seen an increase in investor and regulatory attention to ESG, including diversity and inclusion, environmental stewardship and transparency. A lack of harmonization globally in relation to ESG reform and the different pace at which legislators and regulators across the globe operate creates uncertainty and the risk of fragmentation. On March 6, 2024, the U.S. Securities and Exchange Commission (the “SEC”) adopted final rules for U.S. public companies that mandated significant new disclosures relating to climate-related risks, Scope 1 and Scope 2 greenhouse gas emissions and climate-related financial metrics. Legal challenges were filed soon after the rules were adopted and in April 2024 the SEC issued an order staying the rules pending resolution of the legal challenges. It is currently unclear whether the SEC’s previous climate agenda will be further pursued, but the proposed rules, with which the Company will be required to comply if they become effective, impose to a certain extent different obligations than the Corporate Sustainability Reporting Directive adopted by the EU in January 2023. Failure by the Cadeler Group to comply with or meet applicable legal and regulatory requirements or stakeholder or market expectations in relation to ESG matters, or if the Cadeler Group is perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may expose the Cadeler Group to reputational damage, fines and other sanctions and its business and financial condition could be materially and adversely affected. Increasing attention to climate change, including the increasing societal expectations on businesses to address climate change, may result in increased costs, reduced profits, increased investigations and litigation, and negative impacts on the Cadeler Group’s ability to access capital markets.

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

The Cadeler Group is subject to risks related to tax, including the applicability of tonnage taxation, and to changes in tax laws

Tax laws, regulations and treaties are highly complex and subject to interpretation. Consequently, the Cadeler Group is subject to changing tax laws, regulations and treaties in and between the countries in which it operates. Cadeler applies the tonnage tax scheme in Denmark for those vessels owned by the Cadeler Group and bareboat chartered to Cadeler, and in the United Kingdom for those vessels owned and operated by the Cadeler Group’s U.K. subsidiaries. Under both the Danish and U.K. tonnage tax schemes, ship-owners (or bareboat charters) pay a fixed amount per net ton at their disposal, rather than being taxed under a conventional corporate tax regime where a taxable income is calculated based on taxable revenue less tax-deductible expenses, depreciations and amortizations. As certain of the Cadeler Group’s vessels are registered in Cyprus and owned by subsidiaries organized in Cyprus, the Cadeler Group is also subject to tonnage taxation in Cyprus.

From time to time, the Cadeler Group’s positions in respect of taxes, including tonnage taxation, may be subject to review or investigation by tax authorities in the jurisdictions in which the Cadeler Group operates. If any tax authority were to successfully challenge the Cadeler Group’s operational structure, the taxable presence of Cadeler’s subsidiaries in certain countries or the Cadeler Group’s interpretation of applicable tax laws and regulations, or if the Cadeler Group were to lose any other material tax dispute in any country, the result could be an increase in the Cadeler Group’s tax expenses and/or a higher effective tax rate. For instance, if the tax authorities in Denmark, the United Kingdrom or Cyprus were to determine that income taxed under the tonnage tax regime should have been subject to corporate income tax instead, such income would be taxed at a higher rate. In addition, as Cadeler operates in various tax jurisdictions when carrying out wind farm installation projects, one or more foreign tax authorities could claim that Cadeler has a permanent establishment in such tax jurisdiction and Cadeler could, as a result, potentially be subject to taxation in such jurisdictions. The analysis of whether a permanent establishment exists depends on local interpretation of local tax rules and the impact on the Cadeler Group’s taxation in Denmark depends on whether or not a double tax treaty exists between Denmark and the relevant jurisdiction. As a general principle under local Danish tax law, income attributed to a permanent establishment abroad should not be included in the taxable income (computed for Danish tax purposes) of a Danish parent company, provided that the Danish tax authorities agree that the permanent establishment exists and that the allocation of profits and costs to such permanent establishment is correct. Thus, the risk is generally limited to the difference in tax rate between Denmark and the “permanent establishment country” leading to a different tax levied on the income attributed to the permanent establishment(s), excluding penalties and interest for any late payment. However, if the income attributable to the permanent establishment is taxed under the tonnage tax scheme in Denmark, such income would likely be subject to corporate income taxation in the permanent establishment country, and as a result such income may be taxed at a higher rate and could result in a higher tax payment by the Cadeler Group. In addition, potential fines and interest for late payment of taxes may be levied for noncompliance with foreign requirements for the registration of any such permanent establishment(s).

The Cadeler Group may also be affected by changes in global tax initiatives. For instance, in October 2021, members of the OECD agreed on a two-pillar approach to reform the international tax system: the so-called Pillar One rules, which reallocate profits to the market jurisdictions where sales arise versus physical presence, and the so-called Pillar Two rules, which are designed to compel multinational corporations with EUR 750 million or more in annual revenue to pay a minimum effective corporate tax rate of 15% on income received in each jurisdiction in which they operate. The reforms aim to level the playing field between countries by discouraging them from reducing their corporate income taxes to attract foreign business investment. The principal jurisdictions in which the Cadeler Group may be exposed to additional taxation as a result of the Pillar Two rules include Denmark, the United Kingdom and Cyprus. The Cadeler Group is actively assessing the potential future impact of the Pillar Two rules on the Cadeler Group’s business. The Pillar Two rules could, however, have the effect of increasing the burden and costs of the Cadeler Group’s tax compliance, the amount of taxes the Cadeler Group incurs in the relevant jurisdictions and its global effective tax rate, and in turn have a material adverse impact on the Cadeler Group’s business, prospects and financial results and condition.

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

Any change in or introduction of new regulations may increase the costs of operations, which could have an adverse effect on the Cadeler Group’s profitability. For example, changes in regulations on fuel for vessels could materially affect the Cadeler Group’s cost base. As a result of an International Maritime Organization (“IMO”) regulation which entered into force on January 1, 2020, the shipping industry has been exposed to a shift from heavy fuel oil to low sulphur fuels or alternatively installing so-called scrubbers on vessels, with either alternative resulting in additional costs to shipping companies. In addition, on July 14, 2021, the European Commission formally proposed its plan to gradually include the maritime sector in the EU Emissions Trading System (“EU ETS”) from 2024 by phasing the sector into the EU ETS requirements over a three-year period. This will require shipowners to buy permits to cover greenhouse gas emissions and is expected to affect Cadeler’s vessels from 2027 onwards. The European Commission’s plan will permit vessel owners to pass the costs of compliance with the EU ETS onto charterers for vessel emissions during on-hire periods. If Cadeler is unable to pass on these additional costs to its customers during on-hire periods, this could have a material adverse effect on the Cadeler Group’s financial position. During off-hire periods, Cadeler will need to develop a strategy for purchasing EU ETS allocations at favorable rates. If Cadeler is unable to obtain favorable rates or if Cadeler is unable to implement adequate processes to manage the purchasing and surrendering of EU ETS allocations, it could be exposed to financial penalties or operational restrictions which may in turn have a material adverse impact on the Cadeler Group’s business, prospects and financial results and condition.

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

The seafarers operating the O-Class Vessels and P-Class Vessels belong to unions, and the Cadeler Group has collective bargaining agreements with Metal Maritime, Maskinmestrenes Forening and Dansk EL-forbund that govern the employment of the seafarers serving on those vessels. In addition, the Cadeler Group has agreements with the Japanese Seamen’s Union (JSU) with respect to certain of the seafarers on the Wind Zaratan, and with the International Transport Workers’ Federation (ITF) with respect to certain of the seafarers on the Wind Scylla. The terms of these agreements generally govern the wages paid to the crew, minimum living conditions onboard the vessels, as well as other benefits and conditions of the seafarers’ employment. The collective bargaining agreements relating to the Cadeler Group’s Danish-flagged are subject to customary renegotiation in 2025, and the Cadeler Group may also become subject to additional agreements in the future including with respect to the S-Class Vessel for which an agreement is in the process of being negotiated. While management believes that the Cadeler Group’s relationships with the Metal Maritime and other trade unions are good, if the Cadeler Group’s relations with its seafarers, the Metal Maritime or other trade unions deteriorate, or if the Cadeler Group’s employees or the relevant unions decide to strike or stop work for any other reason, the Cadeler Group may be unable to operate its vessels, which could result in loss of revenues, increased costs and decreased cash flows. Further, the Cadeler Group’s collective bargaining agreements govern the wages paid by the Cadeler Group to certain of its seafaring employees, and there can be no assurance that future renegotiations will lead to wage levels acceptable to the Cadeler Group. Any labor disruptions or significant increase in wages could harm the Cadeler Group’s operations and could have a material adverse effect on the Cadeler Group’s business, prospects and financial results and condition.

Changes in interest rates will continue to affect the Cadeler Group’s business and results.

On November 15, 2023, Cadeler entered into an unsecured term loan facility in an aggregate amount of EUR 50 million (for a 5 year tenor) with a noncommitted accordion option of up to EUR 50 million (the “Holdco Facility”). On March 7, 2024, the Holdco Facility was increased from EUR 50 million to EUR 80 million. On August 26, 2024, the Cadeler Group further increased the capacity available to it under the Holdco Facility, with the lender commitments thereunder increased by EUR 45 million, bringing the total capacity available to the Cadeler Group thereunder to EUR 125 million.

On December 7, 2023 Cadeler entered into a facilities agreement for Senior Secured Green Credit and Guarantee Facilities of up to EUR 550 million (the “Green Corporate Facility”). The Green Corporate Facility initially comprised two committed revolving credit facilities (RCF-A and RCF-B) of EUR 250 million and EUR 100 million, available until December 19, 2028 and June 19, 2025, respectively, a EUR 100 committed term loan available until 19 June 2032, and an uncommitted guarantee line of EUR 100 million, available until 19 December 2028. On August 6, 2024, the Cadeler Group achieved the extension of the RCF-B facility under its Green Corporate Facility to June 19, 2026 and the increase of the uncommitted guarantee line thereunder from EUR 100 million to EUR 200 million. Total drawings within the Green Corporate Facility are limited to a maximum of EUR 450 million until the maturity of the RCF-B facility and thereafter a maximum of EUR 350 million for the remaining term of the Green Corporate Facility.

In addition, Cadeler has entered into the P-Class Facility, the M Class Facility and the A-Class Facility. See “—The ordering, construction and delivery of new build vessels and upgrades to existing vessels is subject to various risks and uncertainties, including forward-looking assessments which could turn out to be incorrect, and requires substantial financing which may not be available at favorable terms or at all.”

In August 2024, the Company requested the utilization of EUR 210 million under the P-Class Facility to finance the final instalment for the delivery of the first P-Class Vessel in the same month, and in March 2025, the Company requested the utilization of EUR 211 million under the P-Class Facility to finance the final instalment for the second P-Class Vessel, which is expected to be delivered imminently.

In January 2025, the Company requested the utilization of EUR 212 million under the M-Class Facility to finance the final instalment for the delivery of the first M-Class Vessel in the same month.

The Cadeler Group’s performance is affected by changes in interest rates. Benchmark overnight interest rates decreased in 2024, and forward rates suggest that interest rates will continue to decline in 2025. Stable interest rates support more predictable income flow and less volatility in asset and liability valuations, although persistently low and negative interest rates may adversely affect the Cadeler Group.

Cadeler’s business results are also exposed to potential negative impacts due to changes in inflation, currency exchange rates, changes in usage of the U.S. dollar in global trade, and other local or regional market conditions. In addition to direct potential impacts on Cadeler’s costs and revenues, market factors such as rates of inflation may indirectly impact Cadeler’s results to the extent such factors reduce general rates of economic growth and increase the cost of capital for capital-intensive development projects, such as offshore wind farms, reducing the attractiveness of such projects and thereby the demand for the Cadeler Group’s services. Market factors may also result in losses from the derivatives and other instruments the Cadeler Group uses to hedge the interest rate risk associated with Cadeler’s financing arrangements. The Cadeler Group’s policy is to hedge 50% of such interest rate risk.

Any of the above may could have a material adverse effect on the Cadeler Group’s business, prospects and financial results and condition.

Risks Related to the Business Combination

In December 2023, Cadeler completed its business combination with Eneti Inc., a registered company incorporated under the laws of the Republic of the Marshall Islands (“Eneti” and, together with its subsidiaries, the “Eneti Group”) (the “Business Combination”). Set out below is a summary of certain risk factors related to the Business Combination.

Cadeler may fail to realize all of the anticipated benefits of the Business Combination, or these benefits may take longer to realize than expected.

Cadeler believes that there are significant benefits as well as cost and revenue synergies that may be realized through leveraging the flexibility and size of the combined fleet, scale, respective capabilities and deep industry relationships of each of Cadeler and Eneti. In June 2023, when Cadeler and Eneti announced their agreement to into the Business Combination, the members of the board of directors of Cadeler (the “Cadeler Board”) estimated that the Business Combination would create synergies of at least EUR 106 million per year, comprising EUR 55 million in cost and operational synergies and EUR 51 million in utilization synergies. The foregoing cost and operational synergies estimate of EUR 55 million included approximately EUR 37 million in estimated operational synergies, based on assumptions made by the management of Cadeler that the combined company would be able to cross-utilize mission equipment, sea fastenings and toolings, and would benefit from increased efficiency in procurement and associated operational expenditures, and approximately EUR 18 million in estimated corporate and financing synergies, based on assumptions made by the management of Cadeler that the combined company would benefit from reduced management headcount, reduced corporate costs and an optimized hiring plan as a result of the consolidation of the combined company’s onshore operations, and improved financing terms in light of the combined company’s greater scale and negotiating leverage. The foregoing utilization synergies estimate of EUR 51 million was based on assumptions made by the management of Cadeler that the combined company would benefit from optimized fleet utilization, reduced mobilization and demobilization times, and accelerated overall project timeframes. While it is the assessment of Cadeler's management that the combined Cadeler Group remains on track to realize remaining synergies anticipated by the Cadeler Board upon the delivery of the remaining M-Class New Build (having already achieved at least EUR 30 million in cost and operational synergies, principally as a result of reduced management headcount and an optimized hiring plan as well as improved terms on the M-Class Facility) there is no assurance that such synergies will be realized in full.

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

Cadeler and Eneti incurred substantial expenses in connection with, and as a result of, completing the Business Combination, and following the completion of the Business Combination, Cadeler has incurred and expects to continue to incur additional expenses in connection with combining the businesses and operations of Cadeler and Eneti. Factors beyond Cadeler’s control could affect the total amount or timing of these expenses, many of which, by their nature, are difficult to estimate accurately and some of which are the result of actions taken by Eneti prior to the completion of the Business Combination.

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

The Cadeler Group’s success after the Business Combination will depend, in part, upon Cadeler’s ability to integrate Eneti without disruption to its existing business. The integration process is complex and has required and continues to require the coordinated efforts of Cadeler’s and retained Eneti’s management teams and employees. This process is ongoing, based on detailed plans created by Cadeler to seek to ensure a smooth and efficient integration of Eneti’s and Cadeler’s operations. Integration may take longer than expected, may prove more difficult than currently anticipated or unanticipated difficulties may arise, thereby posing a risk to the Cadeler Group’s profitability.

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

Cadeler became subject to the reporting requirements of the U.S. Exchange Act in connection with the Business Combination and it needs to devote substantial time and resources to complying with public company regulations. There can be no assurance that the Cadeler Group’s internal control over financial reporting will remain effective.

Following the completion of the Business Combination, Cadeler became a foreign private issuer and subject to SEC reporting requirements and regulations. As such, and particularly after December 31, 2024 given that Cadeler no longer qualifies as an emerging growth company, Cadeler expects to incur significant legal, accounting, and other expenses that Cadeler did not incur previously, including costs associated with its SEC reporting requirements under the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”) and compliance with the requirements of Section 404 of the Sarbanes-Oxley Act. The Sarbanes-Oxley Act requires, among other things, that Cadeler maintains and periodically evaluates its internal control over financial reporting and disclosure controls and procedures. In particular, Cadeler needs to perform system and process evaluation and testing of internal control over financial reporting to allow management and its independent registered public accounting firm to report on the effectiveness of its internal control over financial reporting, as required by the rules and regulations of the SEC regarding Section 404 of the Sarbanes-Oxley Act. Failure to remediate material weaknesses in the Cadeler Group’s internal control over financial reporting may result in Cadeler being unable to prevent or detect misstatements on a timely basis and its financial statements may be materially misstated. Cadeler needs to evaluate areas such as corporate governance, corporate control, internal audit, disclosure controls and procedures and financial reporting and accounting systems. However, these and other measures may not be sufficient to allow Cadeler to remain compliant with its obligations as a public company on a timely and reliable basis. See also “—Risks Related to the Cadeler Group’s Business—If the Cadeler Group fails to maintain an effective system of internal control over financial reporting, it may not be able to accurately report financial results in a timely manner or prevent fraud, which may adversely affect its business and the market price of the Cadeler ADSs and Cadeler Shares.”

In addition, Cadeler has spent and will spend additional resources and incur additional costs associated with operating as a public company in both Norway and the United States, and maintaining listings on both the Oslo Stock Exchange (the “OSE”) and the New York Stock Exchange (the “NYSE”).

Cadeler’s senior management and other personnel need to devote a substantial amount of time to comply with these requirements. Moreover, these rules and regulations increase Cadeler’s legal and financial compliance costs and make some activities more time-consuming and costly. For example, Cadeler expects that these rules and regulations may make it more expensive for the combined company to obtain director and officer liability insurance, which in turn could make it more difficult for the combined company to attract and retain qualified senior management personnel or directors. In addition, these rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

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

The Cadeler Group currently has orders in place for five New Builds, which will require significant funding for further instalments. Such funding is not currently in place and, if Cadeler is unable to achieve sufficient debt financing on attractive terms, it may need to raise such funding through capital markets transactions including one or more equity offerings, which may lead to dilution of ownership of existing shareholders of Cadeler and/or decrease in share price.

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

Based on information provided in connection with their latest notifications to Cadeler, BW Altor Pte. Ltd. (“BW Altor”) has an ownership interest in Cadeler of approximately 19.95% and Scorpio Holdings Limited (“Scorpio Holdings”) has an ownership interest of approximately 12.09%. Accordingly, each of BW Altor and Scorpio Holdings may have the ability to influence matters that require approval by a majority of shareholders at a general meeting, including the appointment of directors and payment of dividends, and exercise of significant influence in matters where a majority or special majority is required, including mergers and other extraordinary transactions, as well as amendments of the combined company’s organizational documents and alterations of its capital structure, including authorizing the issue of new shares or share buybacks of existing shares. The interests of each of BW Altor and Scorpio Holdings may differ significantly from or compete with Cadeler’s interests or those of other Cadeler Shareholders, and it is possible that each of BW Altor and Scorpio Holdings may exercise significant influence or control over the Cadeler in a manner that is not in the best interests of all Cadeler Shareholders or with which other investors may not agree. This concentration of ownership and voting power could delay, postpone or prevent a change of control in Cadeler, impede mergers, consolidation, takeover or other forms of combinations involving Cadeler, or discourage a potential acquirer from attempting to obtain control of Cadeler.

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

Assuming that Cadeler’s gross income from time charter hire services contracts with customers is not passive income, Cadeler does not believe it was a PFIC for 2024. However, Cadeler’s PFIC status for any taxable year is an annual factual determination that can be made only after the end of that year, and will depend, among other things, on the composition and character of its income and assets and the value of its assets from time to time (including the value of its goodwill and other intangible assets, which may be determined, in part, by reference to its market capitalization, which could be volatile). Accordingly, there can be no assurance that Cadeler will not be a PFIC for any taxable year. If Cadeler is a PFIC for any taxable year during which a U.S. investor owns Cadeler ADSs or Cadeler Shares, the U.S. investor will generally be subject to adverse U.S. federal income tax consequences, including increased taxes on gains and certain distributions as well as reporting requirements. See also Item 10.E. “Taxation—Material U.S. Federal Income Tax Considerations—Passive foreign investment company rules.”

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

Item 4.Information on the Company

A. History and development of the company

Cadeler A/S was incorporated under the laws of Denmark on January 15, 2008 and has, from its incorporation, operated solely in the market for offshore wind. The Cadeler Group is headquartered in Copenhagen, Denmark and currently operates six offshore jack-up wind turbine installation vessels, with five new builds on order. In addition to the transportation and installation of offshore wind turbine generators (“WTGs”) and foundations, the Cadeler Group provides operations and maintenance, accommodation, meteorological mast installation and removal and decommissioning services in the offshore wind industry.

The Cadeler Shares are listed on the OSE (ticker: CADLR), where they have been listed since November 2020. The Cadeler ADSs are listed on the NYSE (ticker: CDLR), where they have been listed since December 2023. Each Cadeler ADS represents four (4) Cadeler Shares.

Legal name:	Cadeler A/S
Commercial name:	Cadeler
Date of incorporation:	January 15, 2008
Legal form of the Company:	A Danish public limited liability company
Legislation under which the Company operates:	Danish law
Country of incorporation:	Denmark
Address:	Kalvebod Brygge 43, DK-1560 Copenhagen, Denmark
Telephone Number:	+45 3246 3100

Important events in 2024 and 2025 to date

Reference is made to the sections titled “Business Review” and “Cadeler Milestones” on pages 9-11 of the Annual Report 2024 for information on important events in 2024 and 2025 to date.

Capital expenditure

For capital expenditure since the beginning of 2022 (including current capital expenditures and methods of financing), reference is made to the section titled “Finance Review” on pages 14-20 of the Annual Report 2024.

No significant divestments took place in the period 2022-2024.

Public takeover offers in respect of the Cadeler Shares

No such offers occurred during 2024 or have occurred in 2025 to date.

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

B. Business overview

Description of Company’s operations and principal markets

The Cadeler Group is a leading offshore wind farm vessel contractor. The Cadeler Group is headquartered in Copenhagen, Denmark and currently operates six offshore jack-up wind farm installation vessels, with five new builds on order. The Cadeler Group operates within the market for the transportation and installation of offshore WTGs and foundations. In addition to wind farm installation, the Cadeler Group’s vessels can perform maintenance, decommissioning, and other general construction tasks within the offshore industry.

Management believes that there is strong underlying demand for installation services in offshore wind and, with relevant vessel supply expected to be limited, that there are good employment prospects for the Cadeler Group’s vessels, which are optimized for transportation and installation of offshore wind foundations and WTGs.

The Cadeler Group currently has two O-Class Vessels (Wind Orca and Wind Osprey), one S-Class Vessel (Wind Scylla), one Z-Class Vessel (Wind Zaratan), one P-Class Vessel (Wind Peak) and one M-Class Vessel (Wind Maker). The Cadeler Group has placed orders for one additional P-Class New Build (Wind Pace), one M-Class New Build (to be named Wind Mover) and three A-Class New Builds (to be named Wind Ace, Wind Ally and Wind Apex). The Cadeler Group expects to take delivery of the P-Class New Build imminently and the M-Class New Build in the fourth quarter of 2025, while the three A-Class New Builds on order are currently expected to be delivered in the second half of 2025, third quarter of 2026 and first half of 2027, respectively. Cadeler refers to its next-generation WTG-installation vessels as P-Class vessels, to the similar next-generation WTG-installation vessels previously commissioned by Eneti as M-Class vessels, and to its vessels specifically intended to be used for the installation of WTG foundations as A-Class vessels. In addition to wind farm installation, each of the Cadeler Group’s vessels are capable of performing maintenance and other tasks. Crane upgrades of the O-Class Vessels were completed during the second quarter of 2024, ensuring that the O-Class Vessels are capable of handling the next generation of offshore wind turbines.

The Cadeler Group’s customer base consists of offshore wind farm developers, original equipment manufacturers and various offshore contractors. As of December 31, 2024, the Cadeler Group had completed approximately 36 offshore projects since 2012 and management believes that the Cadeler Group is well positioned in its current market, including in light of its contracts with “blue-chip” customers such as Siemens Gamesa Renewable Energy, Ørsted, Vestas, Vattenfall and ScottishPower Renewables. In the years ended December 31, 2024, 2023 and 2022, the Cadeler Group worked on projects in the United Kingdom, the United States, Germany, Taiwan, France and the Netherlands.

Segment information

The Group’s management does not segment its operations or otherwise make operating decisions based solely on customer type, type of service or geographical segments. The Group operates six wind farm installation vessels, all of which are viewed as operating within one segment and each of which can, subject to applicable technical and regulatory restrictions, operate in any geographical area. Accordingly, the Cadeler Group has only one operating segment.

Seasonality

The market for wind farm installation vessels has historically exhibited seasonal variations in demand and boom-bust cycles and, as a result, variable charter hire rates. This seasonality may result in quarter-to-quarter volatility in the Cadeler Group’s operating results. The market is typically stronger in the spring and summer months when weather conditions are more favorable for offshore construction activities. As a result, the revenues of European operators of wind farm installation vessels in general have historically been weaker during the fiscal quarters ended December 31 and March 31, and, conversely, been stronger in fiscal quarters ended June 30 and September 30. Due to global expansion, these trends may vary according to continental seasonality. This seasonality may materially affect operating results.

Patents

The Cadeler Group has trademark rights to the Cadeler name, logo and domain, but is not otherwise materially dependent on any patents, trademarks, licenses or new manufacturing processes.

Impact of regulation

Reference is made to the section titled “Regulatory,” on pages 28-32 of the Annual Report 2024 for information on the impact of regulation.

Market and competition

The Cadeler Group operates within the offshore wind farm transportation and installation vessel market, which constitutes a part of the global wind energy industry. The fundamental driver of the wind energy installation activity is energy companies’ investments in developing and installing renewable energy capacity. At the heart of these investment decisions are the decarbonization of the energy sector and the reduction of carbon emissions to limit climate change and achieve a more sustainable energy mix globally.

The engineering challenges presented by the transportation and installation of turbines at sea have resulted in the development of specialist equipment and innovative construction techniques. The wind turbine itself is constructed on shore in sections. The sections split the structure into main components which include: the substructure, tower sections, nacelle, hub and blades. These components are assembled at sea by the wind farm installation vessels always attempting to do this in the fewest possible lifts.

Key competitive parameters for wind farm transportation and installation vessels include, among other things:

●	Lifting height capacity above sea level: for the next generation of turbines, it is expected that the hub heights may reach 160 – 180 meters;
●	Lifting heights above main deck: for the next generation turbines, it is anticipated that towers may be 125 – 150 meters high;
●	Large deck space and variable load capacity: in order to be able to transport large and heavy foundations and also nacelles of up to 1200 tons per unit and blades with lengths exceeding 120m; and
●	Crane capacity: if targeting installation of heavy foundations/substructures or focusing on next generation wind turbine jacket foundations, the crane capacity is a key parameter due to the overturning moment capacity required.

Growth and demand within the offshore wind farm transportation and installation vessel market are affected by, among others, the following factors:

●	Energy companies’ investment levels in renewable energy: Energy companies’ investment levels in developing offshore wind farms are the key driver of demand for transportation and installation vessels, which are, in turn, dependent on energy prices and the competitiveness of developing offshore wind projects.
●	Cost of completing offshore wind projects (levelized cost of energy — “LCOE”): Long term prospects for offshore wind depend to a large extent on how competitive offshore wind is compared to other sources of electricity. The LCOE combines all of the cost elements that are attributed to offshore wind projects into a single number representing the average generation cost for the projects. This metric measures the attractiveness of developing offshore wind projects versus other sources of energy.
●	Consumer pricing (Consumer willingness to pay): Using renewable energy for domestic consumption has been identified as a key strategy by the Intergovernmental Panel on Climate Change to reduce greenhouse gas emissions. As part of the success of offshore wind, the declining costs and increased competitiveness have made the outbuild of offshore wind much faster. Critical to the success of this is to know whether consumers are willing to pay to increase the proportion of electricity generated from renewable energy in their electricity portfolio.
●	Technology and innovation: The global offshore wind market has been gaining momentum over the last decade, benefitting from rapid technology improvements. Equipment suppliers have focused research and development spending on bigger and better performing offshore wind turbines, a technology that has grown in physical size and rated power output. With the continuous technology leaps propelling the offshore wind industry, larger and larger turbines are coming to market, in terms of size and swept area, which in turn raises the turbines’ maximum output. The tip height of commercially available turbines increased from just over 100 metres in 2010 (~3 MW turbine) to more than 200m in 2016 (8 MW turbine) and the swept area increased by 230%. The industry is targeting even larger turbines, expected in the range of 15 – 20 MW, for 2030. Larger turbines require larger foundations and hence construction becomes more challenging. The trend is expected to lead to increased demand for high-end transportation and installation vessels.
●	Political and regulatory environment: Changes in the political, economic and regulatory environment across regions affect the global demand for offshore wind development. The political and regulatory regimes of a country also have a significant impact on the economic attractiveness of developing offshore wind farms.
●	Global energy transition: Focus on the environment has been and will continue to be one of the most important drivers for developing offshore wind projects. The global energy markets are currently in a megatrend towards greener and sustainable energy solutions. Reducing energy-related CO2 emissions is at the heart of this transformation. Shifting the world away from the consumption of fossil fuels that cause climate change and towards cleaner, renewable forms of energy is key to the world reaching agreed climate goals.

The Cadeler Group has a number of well-established competitors, including DEME Offshore, Jan de Nul (both Belgium-headquartered), Fred. Olsen (Norway-headquartered) and Van Oord (Netherlands-headquartered). In addition, there are a growing number of players with specialist vessels on order. Seaway7, Dominion Energy, Maersk and Havfram, for example, each have newbuild vessels either on order or currently under construction. These companies will directly compete (and in a number of cases are already directly competing) with the Cadeler Group in tenders for wind foundation and turbine installation projects.

C. Organizational structure

The following chart is a simplified presentation of the Cadeler Group’s organizational structure as of the date of this Annual Report on Form 20-F, identifying the Cadeler Group’s significant subsidiaries, their country of incorporation as well as the Cadeler Group’s direct or indirect ownership percentage.

D. Property, plants and equipment

Reference is made to Note 13 to the Consolidated Financial Statements, “Property, Plant and Equipment,” included in the Annual Report 2024, for information on property, plants and equipment.

Item 4A.Unresolved Staff Comments

None.

Item 5.Operating and Financial Review and Prospects

A. Operating results

Reference is made to the discussion of Cadeler’s results of operations and financial condition as of December 31, 2024 and 2023 and for the financial years ended December 31, 2024 and 2023 included in the section titled “Finance Review” on pages 14-25 of the Annual Report 2024, except that where references therein are made to EBITDA and Adjusted EBITDA they should be replaced by Adjusted EBITDA and Adjusted EBITDA excluding special items, respectively (see also “—Non-IFRS Financial Measures”).

Non-IFRS Financial Measures

To supplement its financial information presented in accordance with IFRS, the Cadeler Group uses certain non-IFRS metrics, including Adjusted EBITDA and Adjusted EBITDA excluding special items, when measuring performance, including when measuring current period results against prior periods. Because of its non-standardized definition, these non-IFRS measures (unlike IFRS measures) may not be comparable to the calculation of similar measures of other companies. These supplemental non-IFRS measures are presented solely to permit investors to more fully understand how the Cadeler Group management assesses underlying performance. These supplemental non-IFRS measures are not, and should not, be viewed as a substitute for IFRS measures. Management believes the presentation of these non-IFRS measures provides investors with greater transparency and supplemental data relating to the Cadeler Group’s financial condition and results of operations, and therefore a more complete understanding of factors affecting its business and Cadeler Group’s operating performance. In addition, management believes the presentation of these non-IFRS measures is useful to investors for period-to-period comparison of results as the items may reflect certain unique and/or non-operating items such as asset sales, write-offs, contract termination costs or items outside of management’s control.

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

	Year ended	Year ended
	December 31, 2024	December 31, 2023
	(EUR million)	(EUR million)
Profit for the period	65.1	11.5
Income tax expense / (credit)	2.4	—
Finance income	(5.2)	(1.5)
Finance costs	7.2	4.5
Depreciation and amortization	56.5	23.0
Impairment of property, plant and equipment	—	5.0
Adjusted EBITDA	125.9	42.5
Adjusted to exclude transactional costs related to the Business Combination	—	7.7
Adjusted EBITDA excluding special items	125.9	50.2

Reference is made to the discussion of Cadeler’s results of operations and financial condition as of December 31, 2023 and 2022 and for the financial years ended December 31, 2023 and 2022 included in the section titled “Operating Results” on pages 31-33 of Cadeler’s annual report on Form 20-F for the year ended December 31, 2023, filed with the SEC on March 26, 2024 (the “2023 Annual Report on Form 20-F”).

Reference is also made to the sections titled “Forward-looking statements” and Item 3.D. “Risk Factors” of this Annual Report on Form 20-F and to the section titled “Finance Review—Special Risks” on pages 22-24 of the Annual Report 2024. The analysis and discussion included in the Annual Report 2024 is primarily based on the Cadeler Group’s consolidated financial statements which are prepared in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Segment information

Reference is made to Note 3 to the Consolidated Financial Statements, “Revenue—Operating segments and geographical information,” in the Annual Report 2024.

Foreign currencies

Reference is made to Note 2 to the Consolidated Financial Statements, “Basis of Presentation and other significant accounting policies—Currency translation,” in the Annual Report 2024.

Governmental policies

Reference is made to the section titled “Regulatory,” on pages 28-32 of the Annual Report 2024 and Item 4 hereof.

Off-balance sheet arrangements

As of December 31, 2024, the Cadeler Group did not have any off-balance sheet arrangements that have had or are reasonably likely to have a current or future material effect on the Cadeler Group’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources other than those related to debt facilities not yet utilized and commitments related to the New Builds discussed elsewhere in this Annual Report on Form 20-F.

B. Liquidity and capital resources

Funding and liquidity

The Cadeler Group’s objective when managing capital is to ensure its ability to continue as a going concern and to maintain an optimal capital structure. In order to achieve this overall objective, the Cadeler Group’s capital management, among other things, aims to ensure that it meets financial covenants attached to the interest-bearing loans and borrowings that define capital structure requirements. Breaches in meeting the financial covenants would permit the relevant lender(s) to immediately call loans and borrowings. There have been no breaches of the financial covenants of any interest-bearing loans and borrowing as of December 31, 2024.

The Cadeler Group finances both its short-term and long-term liquidity requirements principally from its Green Corporate Facility. The Cadeler Group has headroom to comply with its debt covenants and, on December 31, 2024, had available liquidity of EUR 58 million from cash at hand and EUR 328 million from available committed facilities including the Green Corporate Facility and the Holdco Facility.

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

Financing arrangements

On November 15, 2023, Cadeler entered into a Facility Agreement for an unsecured term loan in an initial aggregate amount of EUR 50 million (for a 5 year tenor) with a noncommitted accordion option of up to EUR 50 million (the “Holdco Facility”) with The Hongkong and Shanghai Banking Corporation Limited, Singapore Branch (“HSBC”). On March 7, 2024, the Holdco Facility was increased from EUR 50 million to EUR 80 million. On August 26, 2024, the Cadeler Group further increased the capacity available to it under the Holdco Facility, with the lender commitments thereunder increased by EUR 45 million, bringing the total capacity available to the Cadeler Group thereunder to EUR 125 million. The proceeds of the Holdco Facility are to be used, amongst other purposes, for the partial funding of the wind installation activities of the Cadeler Group and for general corporate purposes. The Holdco Facility may not be reborrowed once repaid and contains customary financial and other covenants, including certain change of control provisions. A change of control will be deemed to have occurred under the Holdco Facility if (i) together, the interests of Andreas Sohmen-Pao, his immediate family and their respective heirs and successors, including trusts or similar arrangements of which they are individual or collective beneficiaries (the “Sohmen Family Trust”) and the BW Group cease to beneficially and legally hold (directly or indirectly) 17.5% or more of the issued share capital or voting rights of Cadeler; or (ii) any person other than the BW Group or Swire Pacific and its subsidiaries from time to time gains control of 25% or more of the issued share capital or voting rights of Cadeler; provided that in no case shall a change of control be deemed to have occurred if neither the BW Group nor the Sohmen Family Trust has divested any of the Cadeler Shares they held as of November 15, 2023. The Holdco Facility is governed by English law.

The Holdco Facility bears interest at three-month EURIBOR plus the applicable margin. As of December 31, 2024, the full amount of the funding available had been drawn under the Holdco Facility.

On December 7, 2023 Cadeler entered into a Facilities Agreement for Senior Secured Green Credit and Guarantee Facilities of up to EUR 550 million (the “Green Corporate Facility”) with a group of banks led by DNB and supported by Rabobank, Credit Agricole, Danske Bank, Oversea-Chinese Banking Corporation (“OCBC”), Standard Chartered Bank and Société Générale initially providing for (i) a revolving credit facility of up to EUR 250 million (with a 5 year tenor) (the “RCF-A Facility”), (ii) a revolving credit facility of up to EUR 100 million (with an 18 month tenor) (the “RCF-B Facility”), (iii) a term loan of up to EUR 100 million (with an 8.5 year tenor), guaranteed by The Danish Export and Investment Fund of Denmark (EIFO), and (iv) an uncommitted guarantee facility of up to EUR 100 million, available until 19 December 2028. The Green Corporate Facility was entered into for the purpose of refinancing certain existing facility agreements, obtaining financing for general corporate purposes and working capital requirements. Borrowings under each of the RCF-A Facility and the RCF-B Facility may be drawn and repaid at any time and may be reborrowed until the relevant facility terminates (at which time any balance must be repaid as a bullet repayment). Under the guarantee facility, Cadeler may request that the lender/issuing bank issue letters of credit as security for the contracts of employment for the Cadeler Group’s vessels. On August 6, 2024, the Cadeler Group achieved the extension of the RCF-B Facility to June 19, 2026 and the increase of the uncommitted guarantee line under the Green Corporate Facility from EUR 100 million to EUR 200 million. Total drawings under the Green Corporate Facility are limited to a maximum of EUR 450 million until the maturity of the RCF-B Facility and thereafter to a maximum of EUR 350 million for the remaining term of the Green Corporate Facility. The Green Corporate Facility is secured by guarantees from Wind Orca Limited, Wind Osprey Limited, Wind Scylla Limited and Seajacks 3 Japan LLC, first priority mortgages granted over the O-Class, S-Class and Z-Class Vessels, first priority assignments of the insurance policies and earnings of the O-Class, S-Class and Z-Class Vessels, and contains customary financial and other covenants including certain change of control provisions which are similar to those included in the P-Class Facility (as described below). The Green Corporate Facility is governed by English law.

The Green Corporate Facility bears interest at three-month EURIBOR plus the applicable margin, and subject to a green loan margin discount as long as the Cadeler Group is in compliance with certain green loan criteria defined in Cadeler’s Green Finance Framework. As of December 31, 2024, the Cadeler Group was in compliance with these green loan criteria and expects to remain compliant for the duration of the Green Corporate Facility. As of December 31, 2024, EUR 262 million had been drawn under the Green Corporate Facility.

On December 22, 2023, Cadeler and two of its subsidiaries, Wind N1064 Limited and Wind N1063 Limited, entered into a Sinosure-backed Green Term Loan Facility of up to EUR 425 million (with a 12 year tenor) (the “P-Class Facility”) with a group of banks led by DNB and supported by Rabobank, Santander, Credit Agricole, CIC, HSBC, KfW-IPEX, OCBC, Société Générale, Sparebank 1 SR-Bank and Standard Chartered Bank, to finance the purchase of the P-Class Vessels. The funds borrowed under the P-Class Facility may not be reborrowed once repaid. The P-Class Facility is secured by a guarantee from Cadeler, first priority mortgages over each of the P-Class Vessels, first priority assignments of the insurance policies and earnings of each of the P-Class Vessels, and contains customary financial and other covenants including certain change of control provisions. A change of control will be deemed to have occurred under the P-Class Facility if any person or group of persons acting in concert (other than Swire Pacific or the BW Group) become the legal and beneficial owner of more than 25% of Cadeler’s issued and outstanding share capital. In addition, a number of changes to the ownership structure further down in the Cadeler Group will trigger a change of control such as, among others, if either Wind N1063 Limited or Wind N1064 Limited ceases to be a wholly owned (direct or indirect) subsidiary of Cadeler. The P-Class Facility is governed by English law. In August 2024, the Company requested the utilization of EUR 210 million under the P-Class Facility to finance the final instalment for the delivery of the first P-Class Vessel in the same month, and in March 2025, the Company requested the utilization of EUR 211 million under the P-Class Facility to finance the final instalment for the second P-Class Vessel, which is expected to be delivered imminently.

In connection with the Business Combination, the Cadeler Group acquired a USD 436 million Senior Secured Green Term Loan Facility which Eneti had entered into in November 2023 with a group of international banks and export credit agencies co-arranged and co-underwritten by Crédit Agricole Corporate and Investment Bank and Société Générale, and with Société Générale as Green Loan Coordinator, to fund the purchase of the M-Class New Builds. On August 16, 2024, the Company successfully refinanced this facility, with Cadeler and certain of its subsidiaries including, amongst others, Wind Maker Limited (formerly Seajacks 1 Limited) and Wind Mover Limited (formerly Seajacks 4 Limited), entering into Facility Agreements (each with a 12 year tenor from the delivery of the relevant vessel) for an aggregate of up to EUR 420 million (the “M-Class Facilities”) with substantially the same group of international banks and export credit agencies. The terms of the M-Class Facilities are substantially identical to those of the P-Class Facility. In January 2025, the Company requested the utilization of EUR 212 million under the M-Class Facility to finance the final instalment for the delivery of the first M-Class Vessel in the same month.

On March 21, 2025, Cadeler and two of its subsidiaries, Wind Ally Limited and Wind Ace Limited, entered into a Sinosure-backed Green Term Loan Facility of up to EUR 575 million (with a 12 year tenor) (the “A-Class Facility”) with a group of banks led by DNB and supported by Credit Agricole, CIC, HSBC, KfW-IPEX, OCBC, Rabobank, Santander, Société Générale, Sparebank 1 SR-Bank and Standard Chartered Bank, to finance the purchase of the first two of the Cadeler Group’s three A-Class Vessels. The terms of the A-Class Facility are substantially identical to those of the P-Class Facility and the M-Class Facility, except that the effectiveness of the A-Class Facility is contingent upon the receipt by the lenders thereunder of written confirmation from Sinosure, prior to May 31, 2025, that each of the insurance policies to be issued by Sinosure in connection with such facility are approved for issuance. Sinosure has issued a letter indicating its intention to obtain such approval and the Cadeler Group’s management expects to receive the relevant written confirmation and to confirm the effectiveness of the A-Class Facility prior to May 31, 2025.

The following table sets forth the Cadeler Group’s financial debt as of the dates indicated:

	December 31,
	2024	2023	2022

	(EUR million)
Cash and cash equivalents	58.5	96.6	19.0
Liquidity	58.5	96.6	19.0
Current debt to credit institutions	(31.2)	(0.8)	(0.8)
Current financial indebtedness	(31.2)	(0.8)	(0.8)
Net current financial indebtedness	27.3	95.8	18.2
Non-current debt to credit institutions	(539.9)	(204.8)	(114.2)
Non-current financial indebtedness	(539.9)	(204.8)	(114.2)
Net total financial indebtedness	(512.6)	(109.0)	(96.0)

The following table sets forth the Cadeler Group’s lease liabilities for the years indicated:

	Year ended December 31,
	2024	2023	2022

	(EUR million)
Lease liabilities at January 1 (current and non-current lease)	1.0	0.3	0.5
Acquisition of businesses	—	1.3	—
Movements during the year	11.9
Cash paid for lease obligations	(2.0)	(0.6)	(0.2)
Lease liabilities at end of period (current and non-current lease)	11.0	1.0	0.3

The following table sets forth the Cadeler Group’s debts to credit institutions as of the dates and for the years indicated:

	As of and year ended December 31,
	2024	2023	2022

	(EUR million)
Debt to credit institutions at January 1	(205.6)	(115.0)	(73.1)
Overdraft facility drawn	—	—	(16.1)
Loans repayment	10.6	115.0	65.0
Overdraft repayment	—	—	25.1
New loan	(385.2)	(211.9)	(115.0)
New loan fees	11.1	8.3	1.5
New loan interest	(3.3)	—	—
Non-cash interest	1.4
Write off of loan fees	—	(1.9)	(0.9)
Others	—	—	(1.5)
Debt to credit institutions at end of period	(571.0)	(205.6)	(115.0)

Net working capital

The Cadeler Group assesses that, as of the date of this Annual Report on Form 20-F, its net working capital is adequate to meet its present financing requirements for at least 12 months following the date of this Annual Report on Form 20-F.

Cash flow analysis

The following table presents the primary components of the Cadeler Group’s cash flow for the years ended December 31, 2024, 2023 and 2022:

	For the year ended
	December 31,
	2024	2023	2022

	(EUR million)
Net cash provided by operating activities	93.1	63.4	29.0
Net cash (used in) investing activities	(615.7)	(54.7)	(225.4)
Net cash (used in)/provided by financing activities	482.0	70.3	213.1
Net increase/(decrease) in cash and cash equivalents	(40.7)	78.9	16.7
Cash and cash equivalents at beginning of period	96.6	19.0	2.3
Net foreign exchange difference	2.5	(1.3)	—
Cash and cash equivalents at end of period	58.5	96.6	19.0

Cash and cash equivalents at December 31, 2024 amounted to EUR 58.5 million compared to EUR 96.6 million at December 31, 2023, mainly driven by the net fluctuations of operating, investing and financing activities outlined below.

Cash and cash equivalents at December 31, 2023 amounted to EUR 96.6 million compared to EUR 19.0 million at December 31, 2022, mainly driven by the net fluctuations of operating, investing and financing activities outlined below.

Net cash provided by operating activities

For the year ended December 31, 2024, cash provided by operating activities was EUR 93.1 million, compared to EUR 63.4 million for the year ended December 31, 2023, mainly driven by increased operating profit and deferred revenue.

For the year ended December 31, 2023, cash provided by operating activities was EUR 63.4 million, compared to EUR 29.0 million for the year ended December 31, 2022, mainly driven by a decrease in in profits from higher costs and reduction of working capital compared to 2022.

Net cash used in investing activities

For the year ended December 31, 2024, cash used in investing activities was EUR 615.7 million, compared to EUR 54.7 million for the year ended December 31, 2023, mainly driven by large asset investments, including the final instalment of Wind Peak, crane upgrades and instalment payments for certain of the Group's vessels under construction.

For the year ended December 31, 2023, cash used in investing activities was EUR 54.7 million, compared to EUR 225.4 million for the year ended December 31, 2022, mainly driven by the absence of large asset investments. In 2023, the business combination with Eneti was completed via a share exchange and EUR 10 million net cash.

Net cash (used in)/provided by financing activities

For the year ended December 31, 2024, cash provided by financing activities was EUR 482.0 million, compared to cash provided by financing activities of EUR 70.3 million for the year ended December 31, 2023, mainly driven by the capital raised in the Group's February 2024 private placement of EUR 152 million (after transactional costs) and proceeds from borrowings of EUR 355 million (net of bank fees and repayments).

For the year ended December 31, 2023, cash provided by financing activities was EUR 70.3 million, compared to cash provided by financing activities of EUR 213.1 million for the year ended December 31, 2022, mainly driven by the nonrecurrence of the capital raised in 2022 and partially offset by the Holdco Facility for EUR 50 million from HSBC in 2023.

Financing Arrangements and Commitments

Capital expenditure

The Cadeler Group defines capital expenditure as investments in property, plant and equipment. The following table sets forth the Cadeler Group’s capital expenditure (not including any capitalized interest shown under interest paid in financing activities) for the years ended December 31, 2024, 2023 and 2022.

	Year ended December 31,
	2024	2023	2022

	(EUR million)
Additions to property, plant and equipment not including capitalized interest	615.5	66.9	224.6

Capital expenditure (not including any capitalized interest shown under interest paid in financing activities) for the year ended December 31, 2024 increased to EUR 615.5 million from EUR 66.9 million in the year ended December 31, 2023, primarily due to large asset investment payments.

Capital expenditure (not including any capitalized interest shown under interest paid in financing activities) for the year ended December 31, 2023 decreased from EUR 224.6 million to EUR 66.9 million in the year ended December 31, 2022, primarily due to the absence of large asset investment payments.

The cost of the crane upgrades for Wind Orca and Wind Osprey amounted to a total of EUR 83.4 million, of which EUR 33.4 million was paid in 2024. There are no further amounts payable in respect of such crane upgrades.

The total contract value for the construction of the P-Class Vessels was approximately EUR 581 million, of which EUR 137 million was paid in 2021, EUR 14 million was paid in 2023, EUR 245 million was paid in 2024. Of the total contract value, USD 390 million is to be paid (or has been paid) in USD and EUR 220 million was paid in EUR. The remaining scheduled payments will fall due in 2025 upon delivery of the P-Class Vessels.

The total value of the contracts for the three A-Class New Builds is approximately EUR 1.1 billion. After down payments of an aggregate EUR 167 million in 2022 and EUR 94 million in 2024, the remaining amounts will be due in 2025, 2026 and 2027. Of the total contract value, USD 794 million is to be paid (or has been paid) in USD and EUR 299 million is to be paid (or has been paid) in EUR.

The total value of the contracts for the construction of the M-Class New Builds is approximately EUR 618 million, of which EUR 29.6 million, EUR 59.4 million, EUR 29.3 million and EUR 91.7 million were paid in 2021, 2022, 2023 and 2024, respectively, and EUR 222 million has been paid in 2025 to date. The remaining scheduled payments are due later in 2025.

Financial and other long-term contractual obligations

The following table analyses the maturity profile of the financial liabilities of the Cadeler Group based on contractual undiscounted cash flows.

		Between 1	Between 2
	Less 1	and 2	and 5
	year	years	years	Total

	(EUR million)
December 31, 2024
Trade and other payables	43.6	—	—	43.6
Payables to Related parties	0.2	—	—	0.2
Lease liabilities	1.3	2.3	7.4	11.0
Debt to credit institutions	31.2	54.3	485.5	571.0
Derivative liabilities	0.2	—	16.2	16.4
Total	76.5	56.7	509.1	642.2
December 31, 2023
Trade and other payables	32.6	—	—	32.6
Payables to Related parties	0.2	—	—	0.2
Lease liabilities	0.6	0.4	—	1.0
Debt to credit institutions	0.8	—	204.8	205.6
Derivative liabilities	4.0	5.7	12.3	22.0
Total	38.2	6.1	217.0	261.3
December 31, 2022
Trade and other payables	8.8	—	—	8.8
Payables to Related parties	0.1	—	—	0.1
Lease liabilities	0.3	—	—	0.3
Debt to credit institutions	0.8	—	114.2	115.0
Derivative liabilities	—	1.8	0.3	2.1
Total	10.0	1.8	114.5	126.3

Off-balance sheet arrangements

As of December 31, 2024, the Cadeler Group did not have any off-balance sheet arrangements that have had or are reasonably likely to have a current or future material effect on the Cadeler Group’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources other than debt facilities not yet utilized and commitments related to the New Builds discussed elsewhere in this Annual Report on Form 20-F.

Commercial commitments and contingent liabilities

On June 30, 2021, the Cadeler Group entered into a contract with COSCO to build two new P-Class wind farm installation vessels (one of which had been delivered as of December 31, 2024, and the other of which has subsequently been delivered). On May 9, 2022, the Cadeler Group entered into a further contract with COSCO to build one new A-Class wind farm installation vessel; on November 22, 2022, the Cadeler Group exercised an option under the May 9, 2022 contract to enter into a further contract with COSCO to build a second new A-Class wind farm installation vessel; and on May 22, 2024, the Cadeler Group exercised an additional option under the May 9, 2022 contract to enter into a further contract with COSCO to build a third new A-Class wind farm installation vessel. The Cadeler Group, due to the Business Combination, has also inherited two contracts with Hanwha for the construction of the two M-Class New Builds. The total contract sum for the two P-Class vessels, the three A-Class New Builds and the two M-Class New Builds amounted to approximately EUR 2.3 billion, of which EUR 166.9 million was paid in 2021, EUR 227.0 million was paid in 2022, EUR 43 million was paid in 2023, EUR 430.4 million was paid in 2024 and EUR 237.5 million has been paid in 2025 to date. The aggregate capital expenditures estimated to be required in connection with the remaining New Builds are approximately EUR 1,395 million, of which EUR 237.5 million has been paid as of March 25, 2025. The remaining scheduled payments will fall due during the period from 2025 to 2027.

BW Group provided COSCO with a total of five guarantees in respect of the sums payable by Cadeler in accordance with the contracts for the construction of the P-Class New Builds and the A-Class New Builds, four of which were outstanding as of December 31, 2024. See Note 28 to the Consolidated Financial Statements, “Commitments and Pledges,” in the Annual Report 2024 for further information.

Financial Risk Management

The Cadeler Group’s activities expose it to market risk (including currency risk and interest rate risk), credit risk and liquidity risk. Financial risk management within the Cadeler Group is the responsibility of the Cadeler Group’s management and overseen by the Cadeler Board and Audit Committee. The fair value of the Cadeler Group’s financial assets and liabilities as of December 31, 2024 does not deviate materially from the carrying amounts as of December 31, 2023.

Quantitative and Qualitative Disclosures about Market Risk

(a)Currency risk

The Cadeler Group prepares its financial statements in EUR, which is also the functional currency of the Cadeler Group. The Cadeler Group’s business is exposed to DKK, NOK, British pound sterling (“GBP”) and USD as certain operating expenses are denominated in these currencies. The Cadeler Group will look to use financial instruments to reduce currency risk when there is significant liability or income in a non-EUR, DKK or USD denominated currency and there is a cost-effective solution. As a policy, the Cadeler Group seeks to hedge 50% of its currency risk exposure.

The largest currency risk exposure of the Cadeler Group is the future instalments for the M-Class New Build and the A-Class New Builds that are denominated in USD (an aggregate of USD 1,112.0 million as of March 25, 2025). See Note 24 to the Consolidated Financial Statements, “Derivative Financial Instruments,” in the Annual Report 2024 with regards to the current instruments used to mitigate this currency risk. The Cadeler Group’s management and the Cadeler Board will evaluate the potential cost and benefits of currency risk exposure on an ongoing basis.

The Cadeler Group holds cash balances in USD. If the USD:EUR exchange rate deteriorated by 10%, the Cadeler Group’s profits before tax would have decreased by EUR 1.8 million based on the Cadeler Group’s USD cash holdings as of December 31, 2024.

The Cadeler Group holds cash balances in GBP. If the GBP:EUR exchange rate deteriorated by 10% the Cadeler Group’s profits before tax would have decreased by EUR 0.7 million based on the Cadeler Group’s GBP cash holdings as at December 31, 2024.

As the DKK is pegged to the EUR, no material currency risk has been identified against the DKK even though the Cadeler Group has costs denominated in DKK. As of December 31, 2024, the Cadeler Group did not have any material NOK cash holdings.

(b)Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Cadeler Group’s current exposure to the risk of changes in market interest rates relates primarily to its Credit Facilities. See Note 24 to the Consolidated Financial Statements, “Derivative Financial Instruments,” in the Annual Report 2024 for a description of the current instruments used to mitigate this risk. As a policy, the Cadeler Group seeks to hedge 50% of its interest rate risk exposure.

The interest rate payable under each of the Credit Facilities is based on the 3-month EURIBOR interest rate plus the margin applicable under the relevant facility. The EURIBOR interest rate has a floor of zero basis points and was 2.9% and 3.9% at December 31, 2024 and 2023.

If the EURIBOR interest rate increased 100 basis points over the floor of zero basis points, and each of the Credit Facilities had been drawn in full throughout the last twelve months to the end of December 2024, the cost to the Cadeler Group would have increased by EUR 5.9 million (EUR 2.1 million in 2023). A portion of this variation could potentially have qualified as capitalizable borrowing costs, which would have reduced the impact on the Cadeler Group’s profits before tax.

If the EURIBOR interest rate had decreased, the Cadeler Group’s profits before tax would not have changed due to the capitalization of borrowing costs.

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

With respect to its customers, the Cadeler Group has adopted a practice of dealing only with customers of appropriate credit history and standing, and obtaining sufficient security, where appropriate, to mitigate identified credit risk. The Cadeler Group adopts stringent procedures on extending credit terms to customers and on the monitoring of credit risk. These credit terms are normally contractual and the Cadeler Group’s credit policies explicitly set forth guidelines on extending credit to customers, including procedures for monitoring the process of engaging with new customers and using industry best practices as a reference in setting credit terms. This includes an assessment and valuation of customers’ credit reliability and periodic review of their financial status to determine the appropriate credit limits to be granted. Customers are also assessed based on their historical payment records. Where necessary, customers may also be requested to provide security or advance payment before services are rendered.

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

Trade receivables from external customers that are neither past due nor impaired are with creditworthy companies. Based on the provision matrix, the trade receivables from external customers are subject to immaterial credit loss. For an analysis of expected credit loss on trade receivables and contract assets, please refer to Note 16 to the Consolidated Financial Statements, “Trade and Other Receivables,” in the Annual Report 2024.

For cash and cash equivalents and other receivables that are measured at amortized cost, the Cadeler Group considers these financial assets as low credit risk. Cash and cash equivalents are mainly deposits with banks who have high credit ratings as determined by international credit rating agencies. As of December 31, 2024, cash and cash equivalents and other receivables are subject to immaterial credit loss.

There was no credit loss allowance for other financial assets at amortized cost as of December 31, 2024, December 31, 2023 and December 31, 2022.

Liquidity risk

The Cadeler Group manages its liquidity risk by maintaining sufficient cash and available funding through committed credit facilities to enable it to meet its operational requirements and to meet its obligation to make instalment payments towards the delivery of its New Builds.

For further information on the Cadeler Group’s liquidity risk, please see “—Funding and liquidity—Financing arrangements”.

The following maturity table shows the contractual obligations for the construction of the P-Class, M-Class and A-Class vessels as of the dates indicated:

	Less than 1	Between 1	Between 2
	year	and 2 years	and 5 years
As of December 31, 2024
Obligation in USD millions	651	496	195
Obligation in USD (in EUR) millions	626	476	188

Obligation in EUR millions	65	40	—
Total obligations (in EUR)	691	516	188

As of December 31, 2023
Obligation in USD millions	328	832	180
Obligation in USD (in EUR) millions	296	751	163

Obligation in EUR millions	69	99	6
Total obligations (in EUR)	365	850	169

As of December 31, 2022
Obligation in USD millions	—	197	619
Obligation in USD (in EUR) millions	—	187	588

Obligation in EUR millions	13	69	105
Total obligations (in EUR)	13	256	693

For further information regarding interest-bearing loans and borrowings please refer to Note 23 to the Consolidated Financial Statements, “Financial Risk Management,” in the Annual Report 2024.

Fair value measurement

The Cadeler Group measures financial instruments such as derivatives at fair value at each balance sheet date. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the balance sheet date.

The principal or the most advantageous market must be accessible by the Cadeler Group. The fair value of an asset or a liability is measured using the assumptions that market participants would be expected to use when pricing the asset or liability, assuming that market participants act in their economic best interest.

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

Financial instruments for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as following:

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

Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

The following table shows the fair value measurement hierarchy of the Cadeler Group’s assets and liabilities as of the dates indicated:

	Level 1	Level 2	Level 3	Total

	(EUR million)
December 31, 2024

Derivatives assets	—	—	—	—
Total financial assets at fair value through the income statement	—	—	—	—
Derivatives liabilities	—	—	—	—
Total financial liabilities at fair value through the income statement	—	—	—	—
Cash flow hedges
Derivatives assets	—	13.1	—	13.1
Cash flow hedges
Derivatives liabilities	—	(16.2)	—	(16.2)

December 31, 2023

Derivatives assets	—	—	—	—
Total financial assets at fair value through the income statement	—	—	—	—
Derivatives liabilities	—	(0.4)	—	(0.4)
Total financial liabilities at fair value through the income statement	—	(0.4)	—	(0.4)
Cash flow hedges
Derivatives assets	—	0.3	—	0.3
Cash flow hedges
Derivatives liabilities	—	(17.9)	—	(17.9)

Derivative financial instruments

(a)Hedge accounting generally

The Cadeler Group uses forward exchange contracts and interest rate swap contracts to hedge currency risks and interest rate risks regarding highly probable future cash flows and designates them as cash flow hedges subject to meeting the criteria for the application of cash flow hedging.

Hedging ratios are determined as the notional value of the instrument divided by the notional value of the hedged item. The Cadeler Group seeks to establish hedge relationships with a hedging ratio of 1:1. This is generally possible either by designating only a portion of the notional value of the underlying instrument as a hedge instrument or by maintaining the hedge notional value such that it is equal to or lower than that of the hedge item. The principle driver for the ineffectiveness of certain of the Cadeler Group’s hedging instruments arises from changes to the timing of the delivery of the New Build vessels. The delivery of the vessels will expose the Cadeler Group to several market risks, including currency risks and interest rate risks. The fair value reserve of the derivatives used as hedging instruments is recognized in other comprehensive income until the hedged items are realized. The table below shows the movement in the reserves for cash flow hedges, listed by the hedged risk.

	2024	2023	2022

	(EUR million)
Fair value change of cash flow hedges
Cumulative fair value change at January 1	(21.6)	1.3	—
Fair value adjustment at year-end, net	14.6	(19.3)	1.3
Time value adjustment at year-end, net	8.8	(3.6)	—
Cumulative fair value change at December 31	1.8	(21.6)	1.3

The fair value of cash flow hedges at December 31 can be specified as follows:
Interest rate risk hedging	(14.9)	(11.8)	3.2
Foreign currency risk hedging	11.6	(6.1)	(1.8)
Foreign currency risk hedging – time value	5.1	(3.6)	—
Cumulative fair value change at December 31	1.8	(21.6)	1.3

(b)Interest rate risk

The Cadeler Group’s current exposure to the risk of changes in market interest rates relates primarily to its Credit Facilities.

As a policy, the Cadeler Group seeks to hedge 50% of its interest rate exposure. Where the Cadeler Group enters into interest rate hedges, it seeks to match critical terms between the hedged item and the relevant hedge instrument. When it enters into a hedging transaction, the Cadeler Group assesses terms related to instalments on the facilities, the payment date for interest payments, and other instalment and timing differences in the maturity of the hedge item and the relevant hedge instrument. The principal expected causes of hedging ineffectiveness relate to changes to the expected date of delivery of the New Build vessels and the possibility of the 3-month EURIBOR rate falling below 0%.

The below table shows the profile of the nominal amount of the interest rate swaps and the fair values.

	Less than 1	Between 1	Between 2	More than	Fair Value
	year	and 2 years	and 5 years	5 years	Asset	Liability

	(Notional amount million)
2024
Interest rate Swap – EURIBOR 3M	—	—	355.1	455.6	1.3	(16.2)
2023
Interest rate Swap – EURIBOR 3M	—	—	555.0	—	—	(11.8)

	2024	2023	2022

	(EUR million)
Movements in the hedging reserve
Cumulative fair value change at January 1	(11.8)	3.2	—
Fair value adjustment for the year	(3.3)	(14.2)	2.7
Transferred to Financial expenses	0.1	(0.8)	0.4
December 31	(14.9)	(11.8)	3.2

(c)Foreign currency risk hedging

The largest currency risk exposure of the Cadeler Group is the future instalments for the M-Class New Build and the A-Class New Builds that are denominated in USD (an aggregate of USD 1,112.0 million as of March 25, 2025).

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

	Less than 1	Between 1	Between 2	Fair Value
	year	and 2 years	and 5 years	Asset	Liability

	(Notional amount USD million)			(EUR million)
2024
FX forward contracts – U.S. dollar	104.5	55.4	—	6.8	—
FX Option collars – U.S. dollar	300.0	100.0	—	10.1	0.2

2023
FX forward contracts – U.S. dollar	150.0	50.0	—	—	(5.3)
FX Option collars – U.S. dollar	—	250.0	50.0	—	(4.4)

	2024	2023	2022

		(EUR million)
Movements in the hedging reserve
January 1	(9.8)	(1.8)	—
Fair value adjustment for the year – FX forward contracts	12.2	(3.5)	(1.8)
Fair value adjustment for the year – FX Option collars	5.6	(0.8)	—
Time value adjustment for the year	8.8	(3.6)	—
December 31	16.7	(9.7)	(1.8)

General Accounting Policies and Significant Accounting Estimates

For information on the Cadeler Group’s general accounting policies and significant accounting estimates and judgments, see Note 2 to the Consolidated Financial Statements, “Basis of Presentation and other significant accounting policies,” in the Annual Report 2024.

C. Research and development, patents and licenses, etc.

Reference is made to the section titled “Finance Review—Research and development activities” at page 22 of the Annual Report 2024 for research and development activities.

D. Trend information

Reference is made to the section titled “2025 Outlook” on page 26 of the Annual Report 2024, except that where references are made to EBITDA they should be replaced by Adjusted EBITDA (see also Item 5.A “Operating Results—Non-IFRS Financial Measures” of this Annual Report on Form 20-F).

E. Critical accounting estimates

Reference is made to Note 2 to the Consolidated Financial Statements, “Basis of Presentation and other significant accounting policies,” in the Annual Report 2024.

Item 6.Directors, Senior Management and Employees

A. Directors and senior management

Reference is made to the section titled “Corporate Governance” on pages 35-38 of the Annual Report 2024 for the names, qualifications, principal positions held outside of Cadeler, and date of birth for the members of the Cadeler Board and the members of Cadeler’s executive management, respectively.

B. Compensation

For compensation data in respect of the members of the Cadeler Board, reference is made to the section titled “Board of Directors” on pages 5-6 of the Remuneration Report 2024.

For compensation data in respect of the members of the Company’s executive management, reference is made to the section titled “Executive Management” on pages 7-10 of the Remuneration Report 2024.

C. Board practices

Reference is made to the section titled “Corporate Governance” on pages 33-34 of the Annual Report 2024 for a description of the Cadeler Board and its committees, as well as the year of election and current term of each member of the Cadeler Board. Reference is made to page 38 of the Annual Report 2024 for the year of appointment of each member of Cadeler’s executive management.

Directors’ service contracts

Mikkel Gleerup and Peter Brogaard Hansen, as the Chief Executive Officer and the Chief Financial Officer of Cadeler, respectively, are, under their respective service contracts, entitled to a notice period of 12 months if their employment is terminated by Cadeler. Subject to certain conditions, Cadeler may terminate the employment of the Chief Executive Officer and the Chief Financial Officer upon one month’s notice in the case of long-term illness. Each of the Chief Executive Officer and the Chief Financial Officer may terminate their respective employment upon six months’ notice. Neither the Chief Executive Officer nor the Chief Financial Officer is entitled to severance pay, except in accordance with the Danish Salaried Employees Act.

Under their respective service contracts, the Chief Executive Officer and the Chief Financial Officer are subject to noncompetition clauses for a period of six months after their respective employment has ended. During the restricted period, each of the Chief Executive Officer and the Chief Financial Officer are entitled to compensation corresponding to 40% of their remuneration at the time their respective employment ended. Such compensation will be reduced if the Chief Executive Officer or the Chief Financial Officer, respectively, commences an independent business or obtains new employment during the relevant restricted period.

D. Employees

Reference is made to Note 6 to the Consolidated Financial Statements, “Employee Compensation,” in the Annual Report 2024 regarding the average number of full-time employees and the total number of full-time employees in Cadeler at year-end for the years 2022–2024, as well as a breakdown of onshore and offshore employees.

The Cadeler Group’s executive management believes that the Company enjoys a good relationship with its employees in general and with the labor unions relevant to certain of Cadeler’s offshore employees. See also Item 3.D. “Risk Factors—Risks Related to the Cadeler Group’s Business—Labor disruptions could materially adversely affect the Cadeler Group’s business and operations.”

E. Share ownership

The following table presents information regarding the total amount of Cadeler Shares directly or indirectly owned by members of the Cadeler Board and Cadeler’s senior management as of March 20, 2025 (excluding shares underlying incentive programs):

Name of shareholder	Number of shares	%(1)
Cadeler Board
Andreas Sohmen-Pao(2)	70,014,729	19.95%
Emanuele Lauro(3)	*	*
Andrea Abt	—	—
Ditlev Wedell-Wedellsborg	—	—

James B. Nish	*	*
Collete Cohen	—	—
Thomas Tune Andersen	—	—

Executive management
Mikkel Gleerup	*	*
Peter Brogaard Hansen	—	—
*	Denotes a shareholding of less than 1%.
(1)	Calculated based on the holding of shares and votes disclosed in connection with the most recent major shareholders notification, which may have changed since such date.
(2)	Includes shares held by BW Altor. BW Altor is ultimately controlled by Andreas Sohmen-Pao who is also the Chair of the Cadeler Board.
(3)	Excludes shares held by Scorpio Holdings. Emanuele Lauro, Vice Chair of the Cadeler Board, is a director, Chief Executive Officer, and 10% stockholder of Scorpio Holdings Limited. See Item 7.A. “Major Shareholders.”

F. Disclosure of a registrant’s action to recover erroneously awarded compensation

None.

Item 7.Major Shareholders and Related Party Transactions

A. Major shareholders

As of the date of this Annual Report on Form 20-F, the issued share capital of Cadeler consisted of 350,957,583 ordinary shares, of which 83,145 were held in treasury.

There is no complete record of all holders of Cadeler Shares and therefore it is not possible to give an accurate breakdown of the geographical distribution of Cadeler’s share capital or of the number of shareholders by country of residence. Additionally, certain of the Cadeler Shares are held by brokers or other nominees and, as a result, the number of holders of record is not representative of the number of beneficial holders or of the residence of such beneficial holders. However, JPMorgan Chase Bank, N.A., our ADS Depositary, has informed us that as of March 20, 2025 the total number of ADRs outstanding was 7,951,319, representing approximately 9.06% of the Cadeler Group’s issued and outstanding share capital at that date. All of the Cadeler ADSs are held of record by the Depositary. For more information regarding our ADSs, see Item 12.D. below.

Set forth below is information as of March 20, 2025 with respect to any shareholder who is known to Cadeler to be the beneficial owner of 5% or more of Cadeler’s share capital or voting rights:

Name of major Cadeler Shareholder	Number of shares	%
BW Altor Pte. Ltd.(1)	70,014,729	19.95%
Scorpio Holdings Limited(2)	42,427,183	12.09%
Folketrygdfondet	18,980,201	5.41%
(1)	BW Altor is ultimately controlled by Andreas Sohmen-Pao who is also the Chair of the Cadeler Board.
(2)	Emanuele Lauro, Vice Chair of the Cadeler Board, is a director, Chief Executive Officer, and 10% stockholder of Scorpio Holdings Limited.

As part of BW Altor becoming a lead investor in Cadeler’s initial public offering in November 2020, Swire Pacific Limited and BW Altor entered into a memorandum of understanding on November 4, 2020, as amended, pursuant to which BW Altor, subject to certain terms and conditions, was granted a right of first refusal to purchase a number of Cadeler Shares held by Swire Pacific Limited should it wish to sell such Cadeler Shares. However, the right of first refusal does not apply in the event that Swire Pacific Limited accepts an offer from a third party for all Cadeler Shares. On June 6, 2024, Swire Pacific Limited sold 12,353,125 Cadeler Shares (equivalent to 3.5% of Cadeler’s then-outstanding share capital) to third party institutional investors and, as a result of such transaction, holds less than 5% of Cadeler’s total share capital and voting rights.

As a result of the Business Combination and the subsequent private placement, there have been significant changes in the percentage ownership held by Cadeler’s major shareholders. For a discussion of the major shareholdings in Cadeler prior to the Business Combination, reference is made to the section titled “Beneficial Ownership of Cadeler Securities” on pages 215-216 of the prospectus filed by Cadeler with the SEC on November 7, 2023 (the “Prospectus”).

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

B. Related party transactions

For information on related party transactions, reference is made to Note 27 to the Consolidated Financial Statements, “Related Party Transactions,” in the Annual Report 2024.

C. Interests of experts and counsel

Not applicable.

Item 8.Financial Information

A. Consolidated Statements and Other Financial Information

The Consolidated Financial Statements and Notes to the Consolidated Financial Statements on pages 142-224 of the Annual Report 2024 are incorporated herein by reference. See also Item 18 “Financial Statements.”

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

Dividends

Cadeler has never paid any cash dividends on its shares. In addition, Cadeler's credit facilities contain covenants restricting the payments of dividends. The Cadeler Board currently intends to retain earnings to support operations and to finance the growth and development of Cadeler’s business. Any future determination related to Cadeler’s dividend policy will be made by and at the discretion of the Cadeler Board.

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

B. Memorandum and articles of association

Reference is made to the section titled “Description of Cadeler Shares and Articles of Association,” on pages 12-20 of the registration statement on Form F-3ASR (File no. 333-283947) filed with the SEC by Cadeler on December 20, 2024.

See also Exhibit 2.2 to this Annual Report on Form 20-F for a summary of certain material provisions of Cadeler’s Articles of Association, certain other constitutive documents and relevant Danish corporate law. See Exhibit 1.1 to this Annual Report on Form 20-F for Cadeler’s Articles of Association.

C. Material contracts

Reference is made to the sections titled “Business Combination Agreement” and “Other Transaction Agreements,” on pages 110-134 of the Prospectus. Reference is also made to the section titled “Finance Review—The newbuilds (currently under construction)” on pages 16-20 of the Annual Report 2024. See also Item 5.B. “Liquidity and Capital Resources—Financing Arrangements” of this Annual Report on Form 20-F.

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

Any U.S. Holders of Cadeler ADSs wishing to apply for a refund of Excess Withholding Tax will have to provide a Danish Claim for Refund of Danish Dividend Tax (at https://udbytterefusion.skat.dk/SelfService/submission/submit/SKATRefusion), a properly completed U.S. Internal Revenue Service Form 6166 and additional documentation including: proof of dividend received; proof of ownership of the Cadeler ADSs and eligibility for the dividend received and proof that the dividend received was reduced by an amount corresponding to the Danish withholding tax. These documentation requirements may be expanded and may be subject to change. Refund claims must be filed within the three-year period following the date in which the dividend was paid in Denmark.

Information on tax reclaims, how they should be filed and the requisite tax forms may be obtained from:

JPMorgan Chase Bank, N.A.

c/c GlobeTax Services Inc.

One New York Plaza – 34th Floor

New York, NY 10004-1936, USA

Tel. +1-212-747-9100

U.S. Holders should consult their tax advisers regarding dividend withholding tax refunds.

Sale or exchange of Cadeler ADSs or Cadeler Shares

Any gain or loss realized on the sale or other disposition of Cadeler ADSs or Cadeler Shares by a U.S. Holder that is not either a resident of Denmark or a corporation that is doing business in Denmark by a Danish permanent establishment to which the Cadeler ADSs or Cadeler Shares are allocated for tax purposes is not subject to Danish taxation. In addition, any non-resident of Denmark may remove from Denmark any convertible currency representing the proceeds of the sales of Cadeler ADSs or Cadeler Shares in Denmark.

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

This discussion is based on the Code, proposed, temporary and final Treasury regulations promulgated under the Code, and judicial and administrative interpretations thereof, as well as the income tax treaty between the United States and Denmark (the “U.S.-Denmark Treaty”), all as of the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax considerations described herein. This discussion does not address any minimum tax or Medicare contribution tax considerations, the special tax accounting rules under Section 451(b) of the Code, or U.S. federal taxes other than those pertaining to U.S. federal income taxation (such as estate or gift taxes), nor does it address any aspects of U.S. state, local or non-U.S. taxation. This discussion assumes that each obligation under the deposit agreement for the Cadeler ADSs and any related agreement will be performed in accordance with its terms.

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

Dividends will be treated as foreign-source income and will include any amounts withheld therefrom in respect of Danish taxes. Non-refundable Danish taxes withheld from dividends on the Cadeler ADSs or Cadeler Shares (at a rate not in excess of any applicable rate under the U.S.- Denmark Treaty, in the case of a U.S. Holder that qualifies for the benefits of the U.S.-Denmark Treaty) will generally be creditable against a U.S. Holder’s U.S. federal income tax liability, subject to applicable limitations that vary depending upon the U.S. Holder’s circumstances. The rules governing foreign tax credits are complex. For example, under Treasury regulations, in the absence of an election to apply the benefits of an applicable income tax treaty, in order to be creditable, non-U.S. income tax rules must be consistent with certain U.S. federal income tax principles, and no determination has been made as to whether the Danish income tax system meets these requirements. The IRS has released notices that provide relief from certain of the Treasury regulations described above for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). In lieu of claiming a credit, a U.S. Holder may be able to elect to deduct non-U.S. taxes, including the Danish taxes, in computing its taxable income, subject to generally applicable limitations. An election to deduct creditable non-U.S. taxes (instead of claiming foreign tax credits) applies to all otherwise creditable non-U.S. taxes paid or accrued in the taxable year. U.S. Holders should consult their tax advisers regarding the creditability or deductibility of Danish taxes imposed on dividends in their particular circumstances.

Sale or other taxable disposition

The following is subject to the discussion under “—Passive foreign investment company rules” below.

A U.S. Holder will generally recognize U.S.-source capital gain or loss on the sale or other taxable disposition of the Cadeler ADSs or Cadeler Shares. Any gain or loss will be long-term capital gain or loss if the holding period of the Cadeler ADSs or Cadeler Shares exceeds one year. The amount of the U.S. Holder’s gain or loss will be equal to the difference between such U.S. Holder’s tax basis in the Cadeler ADSs or Cadeler Shares sold or disposed of and the amount realized on the sale or disposition, each as determined in U.S. dollars. The deductibility of capital losses is subject to limitations.

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

Assuming that Cadeler’s gross income from time charter hire services contracts with customers is not passive income, Cadeler does not believe it was a PFIC for 2024. However, Cadeler’s PFIC status for any taxable year is an annual factual determination that can be made only after the end of that year, and will depend, among other things, on the composition and character of its income and assets and the value of its assets from time to time (including the value of its goodwill and other intangible assets, which may be determined, in part, by reference to its market capitalization, which could be volatile). Accordingly, there can be no assurance that Cadeler will not be a PFIC for any taxable year. Cadeler has not attempted to make any determination, and thus does not express a view, regarding its PFIC status for any taxable year prior to the taxable year in which the Business Combination took effect.

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

Copies of this Annual Report on Form 20-F as well as the Annual Report 2024 and the Remuneration Report 2024 can be downloaded from the investors page at www.cadeler.com. The contents of this website are not incorporated by reference into this Annual Report on Form 20-F. This Annual Report on Form 20-F is also filed and can be viewed via EDGAR on www.sec.gov.

I. Subsidiary Information

Not applicable.

J. Annual Report to Security Holders

Cadeler intends to submit any annual report provided to security holders in electronic format as an exhibit to a current report on Form 6-K.

Item 11.Qualitative and Quantitative Disclosures About Market Risk

Reference is made to the section titled “Finance Review—Special Risks” on pages 22-24 of the Annual Report 2024.

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

The Depositary distributes relevant notices, reports and proxy materials to the holders of the Cadeler ADSs. When dividends are paid to Cadeler Shareholders, the Depositary converts the amounts into U.S. dollars and distributes the dividends to the holders of the Cadeler ADSs. See Exhibit 2.1 to this Annual Report on Form 20-F for a description of the rights of holders of the Cadeler ADSs.

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

A maximum of USD 5.00 for each 100 Cadeler ADSs (or portion thereof), to be paid to the Depositary
Distribution of cash or elective cash/stock dividend offered to the holder of the Cadeler ADS	A maximum of USD 0.05 per Cadeler ADS, to be paid to the Depositary

Service	Fee
Direct or indirect distribution of securities (other than Cadeler ADSs or rights to purchase additional Cadeler ADSs) or the net cash proceeds from the public or private sale of any such securities	A maximum of USD 0.05 per Cadeler ADS, to be paid to the Depositary
Services performed by the Depositary in administering the Cadeler ADSs	A maximum of USD 0.05 per Cadeler ADS (or portion thereof), to be paid to the Depositary
Servicing of the Cadeler Shares, the sale of securities, the delivery of the Cadeler Shares or otherwise in connection with the Depositary’s compliance with applicable law, rule or regulation	Reimbursement of charges and expenses as necessary

Taxes and other governmental charges payable by the holder of the Cadeler ADS or persons depositing Cadeler Shares	As necessary
A transaction fee per cancellation request and any applicable delivery expenses	As necessary

The registration or transfer of Cadeler Shares on any applicable register in connection with the deposit or withdrawal of Cadeler Shares	As necessary

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

The Depositary has agreed to reimburse certain reasonable expenses related to Cadeler’s ADR program and incurred by Cadeler in connection with the program. In the year ended December 31, 2024, Cadeler did not receive any payment from the Depositary.

PART II

Item 13.Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.Controls and Procedures

Disclosure controls and procedures

Cadeler maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in reports that Cadeler files or submits under the U.S. Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and such disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in reports that Cadeler files or submits under the U.S. Exchange Act is accumulated and communicated to Cadeler’s management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Cadeler’s management, including the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of Cadeler’s disclosure controls and procedures as of December 31, 2024. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2024 the design and operation of Cadeler’s disclosure controls and procedures were effective.

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

Management's annual report on internal control over financial reporting

Cadeler's management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is identified under Rule 13a-15 (f) and 15d-15 (f) of the U.S. Exchange Act. Cadeler's internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and Chief Financial Officer and effected by the Cadeler Board, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect Cadeler's transactions and dispositions of assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with the authorization of Cadeler's management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Cadeler's assets that could have a material effect on its consolidated financial statements.

Cadeler's management, with the participation of the Chief Executive Officer and the Chief Financial Officer, assessed the effectiveness of the Cadeler's internal control over financial reporting as of December 31, 2024 using the criteria set forth in the "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission or COSO (2013 Framework).

As a result of this assessment, Cadeler's management concluded that the Company's internal controls over financial reporting are effective as of December 31, 2024.

Remediation of Previously Reported Material Weaknesses

During the year ended December 31, 2024, the Company completed its efforts to remediate the material weaknesses identified in 2023. Upon completion of those efforts, the Company concluded that the material weaknesses had been remediated as of December 31, 2024. As part of those remediation efforts, the Company implemented remediation actions during 2024 that included the implementation of formalized risk assessment, oversight and compliance processes as well as formalized control descriptions for all key controls. Where control activities are dependent on IT applications or certain information or reports, internal controls have been developed to assess the completeness and accuracy of such information. The Cadeler Group has further initiated steps to improve IT general controls covering access and change management, as well as cyber risks. The actions that the Cadeler Group is taking are subject to ongoing executive management review and audit committee oversight.

The Cadeler Group cannot guarantee, however, that its internal controls over financial reporting will remain effective in the future. Any failure to remediate such material weaknesses identified in the future, or to discover and address any other material weaknesses or significant deficiencies, could result in inaccuracies in the Cadeler Group’s consolidated financial statements and impair its ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. See also Item 3.D. “Risk Factors—Risks Related to the Cadeler Group’s Business—If the Cadeler Group fails to maintain an effective system of internal control over financial reporting, it may not be able to accurately report financial results in a timely manner or prevent fraud, which may adversely affect its business and the market price of the Cadeler ADSs and Cadeler Shares,” and “Risk Factors—Risks Related to the Business Combination—Cadeler became subject to the reporting requirements of the U.S. Exchange Act in connection with the Business Combination and it needs to devote substantial time and resources to complying with public company regulations. There can be no assurance that the Cadeler Group’s internal control over financial reporting will remain effective.”

Internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

EY Godkendt Revisionspartnerselskab, an independent registered public accounting firm, has issued opinions on Cadeler’s consolidated financial statements and on its internal controls over financial reporting. These opinions appear under Item 18 of this Annual Report on Form 20-F.

Item 16A.  Audit Committee Financial Expert

Reference is made to page 35-36 of the Annual Report 2024 for the name, position and experience of the members of the Audit Committee.

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

Item 16C.  Principal Accountant Fees and Services

Reference is made to Note 4 to the Consolidated Financial Statements, “Expenses by Nature—Auditor remuneration,” in the Annual Report 2024 regarding fees paid to Cadeler’s statutory auditors.

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

Item 16D.  Exemptions from the Listing Standards for Audit Committees

None.

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

			(c)	(d)
		(b)	Total number of	Maximum number of
	(a)	Average price	Cadeler Shares	Cadeler Shares that
	Total number of	paid per	purchased as part of	may yet be purchased
	Cadeler Shares	Cadeler Share	publicly announced	under the plans or
Period	purchased	(EUR)	plans or programs	programs
July 1, 2024 – July 4, 2024(1)	214,791	5.99	214,791	0
(1)

On July 1, 2024, Cadeler announced the launch of a share repurchase program of up to NOK 16.5 million (approximately EUR 1.45 million), pursuant to the authorization for the acquisition of treasury shares granted by Cadeler Shareholders to the Cadeler Board at Cadeler's annual general meeting on April 23, 2024. The purpose of the share repurchase program was to enable the Cadeler Group to meet its obligations to employees arising from certain of Cadeler's share-based incentive programs. The program was to be conducted in the period from July 1, 2024 until July 12, 2024, however, the program was terminated early on July 4, 2024 as the maximum number of shares authorized for repurchase under the program had been purchased at such date.

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

Item 16I.  Disclosures Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J.  Insider Trading Policies

Cadeler has adopted, and the Cadeler Board has approved, a policy setting out requirements in relation to dealings in Cadeler's securities by directors, officers or employees, as well as by Cadeler itself. Cadeler believes such policy is reasonably designed to promote compliance with insider trading laws, rules and regulations, and the exchange listing standards applicable to Cadeler. The Cadeler Board recognizes that it is the individual responsibility of each director, officer and employee to ensure he or she complies with Cadeler's policy on dealings in Cadeler's securities as well as all applicable insider trading laws.

The policy is filed as Exhibit 11.1 to this Annual Report on Form 20-F.

Item 16K.  Cybersecurity

Cybersecurity risk management is an integral part of Cadeler’s Health, Safety, Environmental and Quality (HSEQ) Management Principles & System.

Cadeler’s overall cybersecurity program is based on the CIS Critical Security Controls (CIS18), supplemented by risk management procedures inspired by the ISO27001 security framework. These procedures include steps to assess the severity of cybersecurity threats across the Company, including onboard the Company’s fleet of vessels, which are then consolidated into the Company’s overall business risk register. The Company's executive management team is involved in these procedures and are updated yearly or in the case of major changes.

The controls implemented through the CIS18 framework ensure timely handling of relevant cybersecurity threats and incidents, including threats and incidents associated with the use of critical systems and applications provided by third-party service providers, for which relevant attestations are received. Cadeler’s IT team also engages third-party security experts and strategic advisors for risk assessment, manual and technical security assessments of Cadeler's IT infrastructure, system enhancements and penetration testing. In addition, Cadeler’s IT team provides awareness training for employees and critical third parties and conducts simulated phishing attempts against all employees at least annually.

The Cadeler Board has overall oversight responsibility for Cadeler’s risk management, and delegates cybersecurity risk management oversight to the audit committee. The audit committee ensures that management develops processes to identify and evaluate cyber security risks and implements systems to manage and mitigate cybersecurity incidents.

The audit committee also reports material cybersecurity risks to the full Cadeler Board. Management is responsible for identifying, considering and assessing material cybersecurity risks on an ongoing basis, establishing processes to ensure that such potential cybersecurity risk exposures are monitored, putting in place appropriate mitigation measures and maintaining cybersecurity programs.

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

In 2024, Cadeler did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect its business strategy, results of operations, or financial condition. However, despite its efforts, Cadeler cannot eliminate all risks from cybersecurity threats, or provide assurances that it has not experienced an undetected cybersecurity incident. For more information about these risks, please see Item 3.D. “Risk Factors—Risks Related to the Cadeler Group’s Business—A cybersecurity attack could materially disrupt the Cadeler Group’s business.”

PART III

Item 17.  Financial Statements

See response to Item 18.

Item 18.  Financial Statements

The Consolidated Financial Statements and Notes to the Consolidated Financial Statements on pages 142-224 of the Annual Report 2024 are incorporated herein by reference.

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

Reference is also made to Item 5.A “Operating Results—Non-IFRS Financial Measures” of this Annual Report on Form 20-F and the section titled “Operating Results—Non-IFRS Financial Measures” on page 32 of the 2023 Annual Report on Form 20-F.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Cadeler A/S

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Cadeler A/S (the Company) as of December 31, 2024, 2023, and 2022, the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024, 2023, and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 25, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Recognition of revenue from time charter and transportation and installation activities
Description of the Matter

As discussed in note 3 to the consolidated financial statements, the Company recognized EUR 227 million in revenue from time charter and transportation and installation activities for the year ended December 31, 2024. Evaluating the criteria for recognizing revenue from contracts required management judgment in identifying performance obligations.

Auditing the Company’s revenue from time charter and transportation and installation activities is a critical audit matter due to the complexity and efforts in assessing the services in the contracts and the judgement involved in determining whether the contracts contain one or more performance obligations.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company's internal controls over the revenue recognition process, including management’s review controls over the contracts and related determination of the performance obligations.

Our audit procedures included, among others, inspection of customer contracts to understand the contracts. For a sample of customer agreements, we obtained and inspected the contract source documents and evaluated the Company’s identification of distinct performance obligations and measurement methods against the principles in IFRS 15 Revenue from Contracts with Customers and IFRS 16 Leases.

We also evaluated the adequacy of the Company’s disclosures included in Note 3 to the consolidated financial statements.

Impairment testing of vessels and assets under construction
Description of the Matter

As further discussed in note 13, the carrying amount of vessels and assets under construction was EUR 953 million and EUR 737 million, respectively.

Management evaluates annually for indicators of impairment for assets under construction. Further, management tests vessels for impairment annually by determining the fair value less costs of disposal, based on valuations prepared by independent shipbrokers, and value-in-use, using discounted cash flow models. This requires management’s judgment and estimates, particularly regarding assumptions used for projected revenue and operating expenses in the budget and discount rates.

Auditing management’s evaluation of impairment indicators and impairment tests was challenging and is a critical audit matter due to the involvement of management's independent shipbrokers and auditor valuation experts, and the sensitivity of the estimated future cash flows to the key assumptions described above.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company's internal controls over both the evaluation of impairment indicators for assets under construction and the annual impairment evaluation and testing process, including management’s review over key assumptions applied.

Our audit procedures included, among others, obtaining an understanding of management’s evaluation of impairment indicators where we inspected management’s analysis of internal, external, and sector specific sources of information, which encompassed current signed contracts and the expected day rates for the assets under construction.

To test fair value less cost of disposal, we reviewed the work performed by the independent shipbrokers to assess their competence, capabilities and objectivity. We also assessed the appropriateness of the valuation methodology applied by the independent shipbrokers.

To audit value-in-use, our audit procedures included, among others, obtaining an understanding of the methodology used, and the key assumptions applied to estimate future cash flows, by inspecting financial budgets and business plans. To test the Company’s value-in-use calculations, we involved a valuation specialist to assist in evaluating and testing the key assumptions used in the estimate, including projected revenue, operating expenses, and discount rates against company-specific and market data. We performed sensitivity analyses of significant assumptions to evaluate the change in the value-in-use of the vessels and assets under construction and assess the historical accuracy of management’s estimates against actual performance.

We evaluated the adequacy of the Company’s disclosures included in Note 13 to the consolidated financial statements.

/s/ EY Godkendt Revisionspartnerselskab

We have served as the Company’s auditor since 2015.

Copenhagen, Denmark

March 25, 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Cadeler A/S

Opinion on Internal Control Over Financial Reporting

We have audited Cadeler A/S’ internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, Cadeler A/S (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and our report dated March 25, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s annual report on internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ EY Godkendt Revisionspartnerselskab

Copenhagen, Denmark

March 25, 2025

Item 19.  Exhibits

A. Annual Report

The following pages from the Annual Report 2024 (see Exhibit 15.1) are incorporated by reference into this Annual Report on Form 20-F. The content of websites, other sources, reports and materials referenced on these pages are not incorporated by reference into this Annual Report on Form 20-F.

Page(s) in the Annual Report

Business Review	9-10
Cadeler Milestones	11
Finance Review	14-25
Regulatory	28-32
Corporate Governance	33-38
2025 Outlook	26

Consolidated Financial Statements
Consolidated Statement of Profit or Loss and Other Comprehensive Income for the years ended December 31, 2024, 2023 and 2022	143
Consolidated Balance Sheet as of December 31, 2024 and 2023	144
Consolidated Statement of Changes in Equity at December 31, 2024, 2023 and 2022	145-146
Consolidated Statement of Cash Flows for the years ended December 31, 2024, 2023 and 2022	147
Notes to the Consolidated Financial Statements	148-224

B. Remuneration Report

The following pages from the Remuneration Report 2024 (see Exhibit 15.2) are incorporated by reference into this Annual Report on Form 20-F. The content of websites, other sources, reports and materials referenced on these pages are not incorporated by reference into this Annual Report on Form 20-F.

Page(s) in the Remuneration Report

Board of Directors	5-6
Executive Management	7-10

C. Prospectus

The following pages from the Prospectus (see Exhibit 15.3) are incorporated by reference into this Annual Report on Form 20-F. The content of websites, scientific articles and other sources referenced on these pages are not incorporated by reference into this Annual Report on Form 20-F.

Page(s) in the Prospectus

Beneficial Ownership of Cadeler Securities	215-216
Business Combination Agreement	110-132
Other Transaction Agreements	133-134
Material Tax Consequences—Material U.S. Federal Income Tax Considerations	256-261

D. Exhibits

List of exhibits:

Exhibit No.	Description	Method of filing
1.1	Articles of Association of Cadeler	Filed together with this Annual Report on Form 20-F.

2.1	Description of the rights of Cadeler ADSs registered under Section 12 of the U.S. Exchange Act	Incorporated by reference to Exhibit 2.1 to the 2023 Annual Report on Form 20-F.

2.2	Description of the rights of Cadeler Shares registered under Section 12 of the U.S. Exchange Act	Filed together with this Annual Report on Form 20-F.

4.1	Shipbuilding Contract for the Construction and Sale of One (1) Wind Turbine Installation Vessel, dated May 9, 2022, between Cadeler and COSCO SHIPPING (Qidong) Offshore Co., Ltd	Incorporated by reference to Exhibit 10.3 to Cadeler’s Registration Statement on Form F-4 filed with the SEC on October 31, 2023.

4.2	Shipbuilding Contract for the Construction and Sale of One (1) Wind Turbine Installation Vessel, dated November 21, 2022, between Cadeler and COSCO SHIPPING (Qidong) Offshore Co., Ltd.	Incorporated by reference to Exhibit 10.4 to Cadeler’s Registration Statement on Form F-4 filed with the SEC on October 31, 2023.

4.3	Shipbuilding Contract for the Construction and Sale of One (1) Wind Turbine Installation Vessel, dated May 22, 2024, between Cadeler and COSCO SHIPPING (Nantong) Offshore Co., Ltd.*	Filed together with this Annual Report on Form 20-F.

4.4	Form of Shipbuilding Contract of Daewoo Mangalia Heavy Industries S.A.	Incorporated by reference to Exhibit 10.8 to Scorpio Bulkers Inc.’s Registration Statement on Form F-1 filed with the SEC on December 2, 2013.

4.5	Facility Agreement for a EUR 50,000,000 Loan Facility, dated November 15, 2023, entered into by and between Cadeler and HSBC	Incorporated by reference to Exhibit 4.24 to the 2023 Annual Report on Form 20-F.

4.6	Increase Confirmation for the Holdco Facility, dated March 7, 2024, entered into by and between Cadeler and HSBC	Incorporated by reference to Exhibit 4.25 to the 2023 Annual Report on Form 20-F.

4.7	Amendment Letter for the Holdco Facility, dated August 26, 2024, entered into by and between Cadeler and HSBC	Filed together with this Annual Report on Form 20-F.

Exhibit No.	Description	Method of filing
4.8	Increase Confirmation under the Holdco Facility, dated August 26, 2024, entered into by and among Cadeler, Standard Chartered Bank (Singapore) Limited and HSBC	Filed together with this Annual Report on Form 20-F.

4.9

Facilities Agreement for Senior Secured Green Facilities of up to EUR 550,000,000, dated December 7, 2023, entered into by and among Cadeler, DNB, Rabobank, Credit Agricole, Danske Bank, OCBC, Standard Chartered Bank and Société Générale

Incorporated by reference to Exhibit 4.26 to the 2023 Annual Report on Form 20-F.

4.10

Supplemental Agreement to Legacy Fleet Facility, dated August 6, 2024, entered into by and among Cadeler, DNB, Rabobank, Credit Agricole, Danske Bank, OCBC, Standard Chartered Bank and Société Générale

Filed together with this Annual Report on Form 20-F.

4.11

Facility Agreement for Sinosure-backed Green Term Loan Facility of up to EUR 425,000,000, dated December 22, 2023, by and among Cadeler, DNB, Rabobank, Santander, Credit Agricole, CIC, HSBC, KfW-IPEX, OCBC, Société Générale, Sparebank 1 SR-Bank and Standard Chartered Bank

Incorporated by reference to Exhibit 4.27 to the 2023 Annual Report on Form 20-F.

4.12

Facility Agreement for Eksfin-backed, EIFO-backed, Kexim and Commercial Green Term Loan Facility of up to EUR 212,132,587 entered into by and among Wind Maker Limited (formerly Seajacks 1 Limited), Société Générale, Credit Agricole, CIC, the Korea Development Bank and KfW-IPEX*

Filed together with this Annual Report on Form 20-F.

4.13

Facility Agreement for Eksfin-backed, EIFO-backed, Kexim and Commercial Green Term Loan Facility of up to EUR 208,307,412 entered into by and among Wind Mover Limited (formerly Seajacks 4 Limited), Société Générale, Credit Agricole, CIC, the Korea Development Bank and KfW-IPEX*

Filed together with this Annual Report on Form 20-F.

4.14

Facilities Agreement for Sinosure-backed, Eksfin-backed and Commercial Green Term Loan Pre-Delivery and Post-Delivery Facilities of up to EUR 525,000,000 entered into by and among Cadeler, DNB, Credit Agricole, CIC, HSBC, KfW-IPEX, OCBC, Rabobank, Santander, Société Générale, Sparebank 1 SR-Bank and Standard Chartered Bank*

Filed together with this Annual Report on Form 20-F.

8.1	List of subsidiaries	Filed together with this Annual Report on Form 20-F.

11.1	Internal Rules for Handling of Inside Information and Trading in Shares and Other Financial Instruments dated October 26, 2020	Filed together with this Annual Report on Form 20-F.

12.1	Certification of Mikkel Gleerup, Chief Executive Officer of Cadeler, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed together with this Annual Report on Form 20-F.

12.2	Certification of Peter Brogaard Hansen, Chief Financial Officer of Cadeler, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed together with this Annual Report on Form 20-F.

Exhibit No.	Description	Method of filing
13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Filed together with this Annual Report on Form 20-F
15.1	Cadeler’s Annual Report for the fiscal year ended December 31, 2024.

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

15.2	Cadeler’s Remuneration Report for the fiscal year ended December 31, 2024.

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

15.3	Cadeler’s Prospectus	Incorporated by reference to Cadeler’s Prospectus filed on November 7, 2023 pursuant to Rule 424(b)(3) under the U.S. Securities Act of 1933, as amended

15.4	Consent of EY Godkendt Revisionspartnerselskab	Filed together with this Annual Report on Form 20-F.

97	Cadeler’s Compensation Recoupment Policy	Incorporated by reference to Exhibit 97 to the 2023 Annual Report on Form 20-F.

EX-101.SCH	XBRL Taxonomy Extension Schema Document	Filed together with this Annual Report on Form 20-F.

EX-101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document	Filed together with this Annual Report on Form 20-F.

EX-101.DEF	XBRL Taxonomy Extension Definition Linkbase Document	Filed together with this Annual Report on Form 20-F.

EX-101.LAB	XBRL Taxonomy Extension Labels Linkbase Document	Filed together with this Annual Report on Form 20-F.

EX-101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document	Filed together with this Annual Report on Form 20-F.

104	Cover page interactive data file (formatted as inline XBRL and contained in Exhibit 101)	Filed together with this Annual Report on Form 20-F.

*Portions of this exhibit have been redacted pursuant to 4(a) of the Instructions as to Exhibits of Form 20-F.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CADELER A/S

/s/ Mikkel Gleerup
Name: Mikkel Gleerup
Title: Chief Executive Officer
Date:	March 25, 2025

Item 8.Financial Information

Financial Statements and Supplementary Data

Consolidated

Financial

Statements

Consolidated Statement of Profit or Loss and Other Comprehensive Income

EUR’000	Note	2024	2023	2022
Revenue	3	248,738	108,622	106,424
Cost of sales	4	(124,228)	(59,858)	(49,537)
Gross profit		124,510	48,764	56,887
Net other operating income and expenses	5	2,035	137	—
Administrative expenses	4	(57,101)	(34,458)	(15,696)
Operating profit		69,444	14,443	41,191

Financial income	9	5,233	1,541	4,031
Financial expenses	9	(7,200)	(4,486)	(9,681)
Profit before income tax		67,477	11,498	35,541

Income tax expense	10	(2,408)	—	—
Profit for the period		65,069	11,498	35,541
Profit for the period attributable to:
Equity holders of the parent	11	65,069	11,498	35,541

Earnings per share
Basic, profit for the period attributable to ordinary equity holders of the parent (EUR per share)	11	0.19	0.06	0.22
Diluted, profit for the period attributable to ordinary equity holders of the parent (EUR per share)	11	0.19	0.06	0.22
Other comprehensive income/loss
Items that may be reclassified to profit or loss
Exchange differences on translation of foreign operations		34,105	(6,724)	—
Cash flow hedges - changes in fair value	24	13,079	(18,505)	905
Cash flow hedges - items recycled	24	1,527	(776)	438
Cash flow hedges - cost of hedging	24	8,752	(3,621)	—
Other comprehensive income/loss, net of tax		57,463	(29,626)	1,343
Total comprehensive income/loss for the period, net of tax		122,532	(18,128)	36,884
Total comprehensive income attributable to:
Equity holders of the parent		122,532	(18,128)	36,884

Consolidated Balance Sheet

EUR’000	Note	2024	2023	2022
Intangible assets	12	18,190	16,947	419
Property, plant and equipment	13	1,712,266	1,085,632	606,204
Right-of-use assets	14	10,337	973	287
Leasehold deposits		1,014	1,220	238
Derivative assets	23, 24	6,593	338	3,376
Total non-current assets		1,748,400	1,105,110	610,524
Inventories	15	1,039	1,836	549
Trade and other receivables	16	62,986	30,552	18,235
Contract assets	16	37,609	8,880	19,999
Prepayments	17	16,643	9,562	1,699
Current derivative assets	23, 24	11,875	—	—
Current income tax receivable		—	12	12
Cash and cash equivalents	18	58,464	96,608	19,012
Total current assets		188,616	147,450	59,506
Total assets		1,937,016	1,252,560	670,030
Share capital	22	47,144	41,839	26,575
Share premium		1,099,495	952,858	509,542
Treasury shares		(1,283)	—	—
Reserves		29,180	(28,283)	1,343
Retained earnings / (accumulated losses)		59,358	(7,373)	3,108
Total equity		1,233,894	959,041	540,568
Provisions	20	—	4,813	—
Lease liabilities	14	9,697	392	—
Deferred tax liabilities	10, 21	11,972	10,191	—
Deferred revenue	3	1,747	1,778	1,326
Debt to credit institutions	23	539,854	204,773	114,230
Derivative liabilities	23, 24	16,205	17,957	2,108
Total non-current liabilities		579,475	239,904	117,664
Trade and other payables	20	43,595	32,636	8,822
Current provisions	20	841	2,086	—
Payables to related parties	27	223	162	89
Deferred revenue	3	45,590	12,103	1,831
Current lease liabilities	14	1,274	601	279
Current income tax liabilities		752	1,224	5
Current debt to credit institutions	23	31,163	799	772
Current derivative liabilities	23, 24	209	4,004	—
Total current liabilities		123,647	53,615	11,798
Total liabilities		703,122	293,519	129,462
Total equity and liabilities		1,937,016	1,252,560	670,030

Consolidated Statement of Changes in Equity

				Reserves
							(Accumulated
			Treasury	Hedging	Cost of hedging	Foreign currency	losses)/ retained
EUR’000	Share capital	Share premium	shares	reserves	reserves	translation reserve	earnings	Total
2024
Beginning of financial year	41,839	952,858	—	(17,938)	(3,621)	(6,724)	(7,373)	959,041
Profit for the year	—	—	—	—	—	—	65,069	65,069
Other comprehensive income for the year, net of tax	—	—	—	14,606	8,752	34,105	—	57,463
Total comprehensive profit for the year, net of tax	—	—	—	14,606	8,752	34,105	65,069	122,532
Capital increase February 2024	5,301	149,567	—	—	—	—	—	154,868
Costs incurred in connection with February 2024 capital increase	—	(3,014)	—	—	—	—	—	(3,014)
Capital increase June 2024	4	84	—	—	—	—	—	88
Treasury shares	—	—	(1,283)	—	—	—	—	(1,283)
Share-based payments	—	—	—	—	—	—	1,662	1,662
End of financial year	47,144	1,099,495	(1,283)	(3,332)	5,131	27,381	59,358	1,233,894
2023
Beginning of financial year	26,575	509,542	—	1,343	—	—	3,108	540,568
Profit for the year	—	—	—	—	—	—	11,498	11,498
Other comprehensive income for the year, net of tax	—	—	—	(19,281)	(3,621)	(6,724)	—	(29,626)
Total comprehensive profit for the year, net of tax	—	—	—	(19,281)	(3,621)	(6,724)	11,498	(18,128)
Registration of new shares in relation to business combination	15,264	450,271	—	—	—	—	—	465,535
Costs incurred in connection with listing	—	(6,955)	—	—	—	—	—	(6,955)
Changes from business combination	—	—	—	—	—	—	(23,113)	(23,113)
Share-based payments	—	—	—	—	—	—	1,134	1,134
End of financial year	41,839	952,858	—	(17,938)	(3,621)	(6,724)	(7,373)	959,041
2022
Beginning of financial year	18,641	339,400	—	—	—	—	(32,785)	325,256
Profit for the year	—	—	—	—	—	—	35,541	35,541
Other comprehensive income for the year, net of tax	—	—	—	1,343	—	—	—	1,343
Total comprehensive profit for the year, net of tax	—	—	—	1,343	—	—	35,541	36,884
Capital increase May 2022	3,518	81,234	—	—	—	—	—	84,752
Costs incurred in connection with May 2022 capital increase	—	(2,305)	—	—	—	—	—	(2,305)
Capital increase October 2022	4,416	94,082	—	—	—	—	—	98,498
Costs incurred in connection with October 2022 capital increase	—	(2,869)	—	—	—	—	—	(2,869)
Share-based payments	—	—	—	—	—	—	352	352
End of financial year	26,575	509,542	—	1,343	—	—	3,108	540,568

Consolidated Statement of Cash Flows

EUR'000	Note	2024	2023	2022
Cash flow from operating activities
Profit for the period		65,069	11,498	35,541
Adjustments of non-cash items	19	59,000	31,709	23,959
Changes in working capital	19	(32,513)	20,174	(30,451)
Income tax paid		(1,747)	2	(13)
Interest received		3,292	—	—
Net cash provided by operating activities		93,101	63,383	29,036
Cash flow from investing activities
Cash acquired in a business combination, net		—	10,403	—
Additions to property, plant and equipment	13	(615,542)	(66,899)	(224,606)
Disposal of property, plant and equipment		—	1,800	—
Additions to intangible assets		(410)	(31)	(228)
Movements to right-of-use assets		—	—	(574)
Leasehold deposits		206	—	—
Net cash used in investing activities		(615,746)	(54,727)	(225,408)

Cash flow from financing activities
Principal repayment of lease liabilities		(1,961)	(569)	(228)
Interest paid		(19,689)	(7,143)	(4,234)
Proceeds from issue of share capital		154,956	—	183,250
Transactional costs on issues of shares		(3,014)	(6,955)	(5,174)
Repurchase of treasury shares		(1,283)	—	—
Bank charges		(2,368)	—	—
Proceeds from borrowing net of bank fees (of EUR 19.3 million in 2024)	23	365,975	199,935	113,459
Utilisation of overdraft facility	23	—	—	16,067
Repayment of loan	23	(10,630)	(115,000)	(65,000)
Settlement of overdraft facility	23	—	—	(25,065)
Net cash provided by/(used in) financing activities		481,986	70,268	213,075
Net (decrease)/increase in cash and cash equivalents		(40,659)	78,924	16,704
Cash and cash equivalents at beginning of the period		96,608	19,012	2,308
Effect of exchange rate on cash and cash equivalents		2,515	(1,328)	—
Cash and cash equivalents at end of the period		58,464	96,608	19,011

Notes to

the Consolidated

Financial

Statements

Notes to the Consolidated Financial Statements

Note 1

General Information

Corporate information

Cadeler A/S (the “Company” or the “Group”) is incorporated and domiciled in Denmark. The address of its registered office is Kalvebod Brygge 43, DK-1560 Copenhagen, Denmark. The Company is listed on the New York Stock Exchange (ticker: CDLR) and the Oslo Stock Exchange (ticker: CADLR).

The Group is a global leader in offshore wind installation, operations, and maintenance services headquartered in Copenhagen, Denmark. The Group owns and operates five offshore jack-up windfarm installation vessels, Wind Orca, Wind Osprey, Wind Scylla, Wind Zaratan and the recently added Wind Peak. In addition to wind farm installation, these vessels can perform maintenance, construction, decommissioning, and other tasks within the offshore industry.

The consolidated financial statements of the Group are composed of the Financial Statements of Cadeler A/S and its subsidiaries (which are wholly owned by the Parent Company Cadeler A/S). For more information on the subsidiaries of Cadeler A/S please refer to Note 29.

Note 2

Basis of Presentation and other significant accounting policies

2.1. Basis for preparation

The consolidated financial statements included in this Annual Report have been prepared in accordance with IFRS Accounting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and as endorsed by the EU and further requirements in the Danish Financial Statements Act.

The preparation of these consolidated financial statements in conformity with IFRS requires management to exercise its judgement in the process of applying the Company’s accounting policies. It also requires the use of certain critical accounting estimates and assumptions. Areas involving a higher degree of judgement or complexity, or areas where estimates and assumptions are significant to the consolidated financial statements are further described in note 2.4.

The consolidated financial statements are presented in euros and all values are rounded to the nearest thousand, except when otherwise indicated.

The accounting policies set out in the notes have been applied consistently in the preparation of the consolidated financial statements for all the years presented unless stated otherwise below.

Comparative figures

Consolidated figures for the financial year ended 31 December 2022 comprised the Parent Company, Cadeler A/S, Wind Osprey Ltd. and Wind Orca Ltd. In December 2023, Cadeler and Eneti merged, and from this point in time the consolidated figures also comprised Eneti and its subsidiaries (which are wholly owned by the Group). Therefore the activity of the Group is not fully comparable between 2024, 2023 and 2022. For more information on the subsidiaries of Cadeler A/S please refer to Note 29.

Materiality

Our Annual Report is structured around the principle of materiality, focusing on information that holds relevance for the users of the consolidated financial statements. These consolidated financial statements encompass numerous transactions, which are grouped into categories based on their nature or function. These categories are then presented in the consolidated financial statements as required by IFRS and the Danish Financial Statements Act. When individual items are deemed immaterial, they are combined with other similar items in either the consolidated financial statements or the accompanying notes.

In line with IFRS guidelines for Danish listed companies, we include the necessary disclosures, unless the information is considered immaterial to the economic decision-making of the users or is not applicable in the context of the consolidated financial statements.

Going concern assessment

The Company’s Board of Directors and Executive Directors, have at the time of approving the consolidated financial statements, assessed that the Group has adequate resources to continue as a going concern at least 12 months after the balance sheet date.

Thus, the Group continues to adopt the going concern basis of accounting in preparing the consolidated financial statements.

European Single Electronic Format (ESEF)

As a group with securities listed on a regulated market within the EEA, Cadeler A/S is required to prepare its official Annual Report in the XHTML format and to tag the main consolidated financial statements using inline eXtensible Business Reporting Language (iXBRL) applying a specific ESEF taxonomy. The annual report submitted to the Danish Financial Supervisory Authority consists of the XHTML document together with required technical files, all included in a ZIP file named cadeler-2024-12-31-en.zip.

As such, the Annual Report is both human- and machine-readable.

A separate assurance report on the iXBRL tagging of the consolidated financial statements is issued by Cadeler's independent auditors and included on page 252 . For general use, a PDF version of the Annual Report is published in line with previous years.

Note 2

Basis of Presentation and other significant accounting policies

Continued from previous page

2.2. General accounting policies

This section introduces accounting policies and significant accounting estimates and judgements. A more detailed description of accounting policies and significant estimates and judgements related to specific reported amounts is presented in the respective notes. The purpose is to provide transparency on the disclosed amounts and to describe the relevant accounting policy, significant estimates and numerical disclosure for each note.

Note 3 - Revenue recognition (including Deferred revenue)

Note 4 - Cost of sales and administrative expenses

Note 5 – Net other operating income and expenses

Note 6 - Employee compensation

Note 7 - Long term incentive programmes

Note 9 - Financial income and expenses

Note 10 - Income taxes

Note 11 – Earnings per share (EPS)

Note 12 - Intangible Assets (including Goodwill)

Note 13 - Property, plant and equipment (including Borrowing costs and Impairment of non-financial assets)

Note 14 - Right-of-use assets and lease liabilities

Note 15 - Inventories

Note 16 - Trade and Other Receivables

Note 18 - Cash and cash equivalents

Note 20 – Provisions, Trade and other payables

Note 22 - Issued Share capital

Note 23 - Lease liabilities

Note 24 - Derivatives and hedge accounting

Note 25 - Financial liabilities

Note 26 - Business combinations

Principles of consolidation

The consolidated financial statements include the parent company, Cadeler A/S, and all enterprises over which the parent company has control. Control of an enterprise exists when the Company has exposure, or rights to, variable returns from its involvement with the enterprise and has the ability to control those returns through its power over the enterprise. Accordingly, the consolidated financial statements of the Group are composed of the financial statements of the Company Cadeler A/S and its subsidiaries (which are wholly owned by the parent company, Cadeler A/S).

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

Transactions in a currency other than the EUR (“foreign currency”) are translated into EUR using the exchange rates at the dates of the transactions. Foreign exchange differences resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at the closing rates at the balance sheet are recognised in profit or loss. Non-monetary items measured at fair values in foreign currencies are translated using the exchange rates at the date when the fair values are determined.

Foreign exchange gains and losses impacting profit or loss are presented in the statement of profit and loss within financial income or financial expenses.

Note 2

Basis of Presentation and other significant accounting policies

Continued from previous page

On consolidation, the assets and liabilities of foreign operations are translated into EUR at the rate of exchange prevailing at the reporting date, and their statements of profit or loss are translated at exchange rates prevailing at the dates of the transactions. The exchange differences arising on translation for consolidation are recognised in other comprehensive income. On disposal of a foreign operation, the component of other comprehensive income relating to that particular foreign operation is reclassified to profit or loss.

Other reserves and retained earnings

Other reserves include hedging reserves, cost of hedging reserves, and foreign currency translation reserves. Hedging reserves reflect the changes in the fair value of derivative financial instruments designated as cash flow hedges. Cost of hedging reserves include the time value of options and other costs associated with hedging activities. Foreign currency translation reserves include the cumulative translation adjustments (CTA), which arise from the conversion of the financial statements of foreign operations into the reporting currency. Retained earnings include results from previous periods, changes to equity arising from business combination purchase price, and share-based payments.

Cash flow statement

Statement of cash flows

The statement of cash flows shows the Group’s cash flows for the year classified as operating, investing and financing activities, net changes for the year in cash and cash equivalents as well as the Group’s cash and cash equivalents at the beginning and end of the year.

Positive amounts indicate cash inflows, whereas negative amounts indicate cash outflows.

Cash flows from operating activities

Cash flows from operating activities are stated as the profit/loss for the year adjusted for non-cash operating items such as depreciation, changes in working capital and income tax paid or received. Working capital includes current assets less current liabilities, excluding cash and cash equivalents and interest income.

Cash flows from investing activities

Cash flows from investing activities comprise cash flows from the acquisition and sale of non-current assets and businesses.

Cash flows from financing activities

Cash flows from financing activities comprise cash flows from instalments on lease liabilities, and interest paid as well as proceeds from issue of shares, treasury shares and debt as well as prepayment of borrowings.

2.3. Changes in accounting policies and disclosures

2.3.1. New accounting policies and disclosures

The Group has adopted standards and interpretations effective as of 1 January 2024. Adoption of new and amended standards and interpretations had no material impact on the Group’s consolidated financial statements.

2.3.2. Standards issued but not yet effective

IASB has issued a number of amended accounting standards (IFRS) and interpretations (IFRS IC). The Group has assessed these accounting standards and interpretations, and does not anticipate the amended standards to have any material impact on either the Group’s figures or disclosures.

IFRS 18 Presentation and Disclosure in Financial Statements, which was issued in April 2024, becomes effective for reporting periods beginning on or after 1 January 2027 and thus has no impact on the Group’s consolidated financial statements for 2024. The Group will assess the impact of these accounting standards on the Group’s figures and disclosures.

The Group has not early adopted any standard, interpretation or amendments that have been issued but are not yet effective.

Note 2

Basis of Presentation and other significant accounting policies

Continued from previous page

2.4. Material accounting judgements, estimates and assumptions

The preparation of the Group’s consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, accompanying disclosures, and the disclosure of contingent liabilities. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are described below. The Group based its assumptions and estimates on parameters available when the consolidated financial statements were authorised for issuance. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances that are beyond the control of the Group. Such changes are reflected in the assumptions when they occur.

Material estimates

Useful life of vessels

The estimation made regarding the useful life of the O-Class vessels has been based on, among other things, an analysis made by an external expert. The determined fatigue analysis is based on the technical specification of the wind turbine installation vessels (“WTIV”) and comparable vessels. The useful life of the vessels is estimated at 25 years.

In 2020, the Group acquired two vessels which had already been in use for eight years. Therefore, the remaining useful life of these vessels is estimated at 17 years for all components except the jacking system and main crane. These components have a remaining useful life of three years from the acquisition of the vessels. In 2023, the main crane of these vessels underwent an upgrade. The old main crane was disposed of, and the new main crane was capitalised in the current year, with its useful life set to align with the remaining useful life of the vessels.

In 2023, as part of the business combination, the Group acquired two additional vessels. One of these vessels was delivered in 2015 and the other in 2012. Similar to the vessels acquired in 2020, the estimated useful life of these vessels, 25 years when first acquired, depends on initial delivery. Therefore, their remaining useful lives at acquisition date were assessed to be 17 and 14 years respectively, and all components will have the same useful life. The depreciation will be calculated over the remaining useful life of these vessels.

The estimation made regarding the useful life of Wind Peak has been based on an internal technical analysis based on the technical specification of the vessel and validated by an external expert. The useful life of the vessel is estimated at 25 years.

The residual value, useful life, and methods of depreciation of property, plant, and equipment are reviewed at each financial year end and adjusted accordingly, if appropriate. No changes were made during 2024. For more information, refer to Note 13.

Income tax

Pillar Two tax effects

In October 2021, more than 130 countries agreed on a two-pillar approach to reform the international tax system. The Pillar Two rules are designed to ensure that multinational corporations with EUR 750 million or more in annual revenue pay a minimum effective corporate tax rate of 15% on income received in each jurisdiction in which they operate.

The principal jurisdictions in which the Group may be exposed to additional taxation under Pillar Two include Denmark, the United Kingdom, and Cyprus, all of which have enacted legislation implementing these rules. However, this legislation does currently not apply to the Group as its consolidated revenue is lower than EUR 750 million.

The Group continues to assess and monitor the potential future impact of the Pillar Two rules on its business. Based on the Group’s initial assessment, a portion of its future income in these jurisdictions may be subject to top-up tax under the new rules, noting that international shipping income is excluded from the calculation of GloBE income under Pillar Two, and certain other exclusions may also apply.

Note 2

Basis of Presentation and other significant accounting policies

Continued from previous page

Impairment of non-financial assets

Management is responsible for the identification of internal and external indicators of impairment related to non-financial assets. If indicators of impairment are identified, an impairment test must be performed.

Impairment exists when the carrying amount of an asset including right-of-use assets or CGU exceeds its recoverable amount, which is the higher of fair value less costs of disposal and value in use. The fair value less costs of disposal calculation is based on available sales transactions conducted at arm’s length terms, if available. The value in use calculation is based on a DCF model. The cash flows are derived from the budget and the most recent project pipeline. These cash flows do not include restructuring activities or significant future investments which will enhance the performance of the assets or CGU being tested.

The recoverable amount depends on the discount rate used in the DCF model as well as future cash in-flows and growth rate assumptions. For further information please refer to Note 13.

Material judgements

Identification of CGU for the purpose of goodwill impairment

For the purpose of testing the Group's vessels, the impairment test is performed on a vessel-by-vessel basis.

For the purpose of testing goodwill for impairment, management has assessed that Cadeler has two cash generating units (CGUs), being

–	the transport and installation of offshore wind turbine generators and foundation installation vessels (WTGFIV) and
–	the maintenance of offshore wind turbine generators (O&MV)

The WTGFIV CGU is comprised of Cadeler’s O-Class vessels, Wind Peak and Wind Scylla, which are largely interchangeable, and the cash flows generated by them are interdependent. These vessels are operated collectively, employed interchangeably, and actively managed to meet the needs of our customers in that market. Given the technical specifications of vessels, the WTGFIV vessels are relatively homogenous with a very high degree of interoperability. The O&MV CGU is comprised of the vessel Wind Zaratan, which has different specifications and independent and separable cash flows from the other vessels.

Revenue recognition

Judgement is performed when determining if a contract contains one or more performance obligations. Judgement is performed as complexities arise when multiple types of promises to the customer are bundled.

Evaluating the criteria for revenue recognition requires management's judgement to assess and identify performance obligations within the contract. This includes assessing the nature of performance obligations and whether they are distinct or should be combined with other performance obligations to determine whether the performance obligations are satisfied over time or at a point in time.

In contracts where many activities are bundled, judgement is applied in the determination of the most adequate recognition method and the most adequate measure of progress. Both of the judgements have a primary impact on the timing and amount of revenue to be recognised.

Evaluating the criteria for revenue recognition of contracts with customer requires management's judgement to assess and determine the following:

–

Identification of performance obligations within the contract, including assessing their nature and determining whether they are distinct or should be combined, as well as whether they are satisfied over time or at a point in time.

–	Determine the transaction price, including an assessment of variable consideration in the contract.

Note 2

Basis of Presentation and other significant accounting policies

Continued from previous page

–

In contracts where many performance obligation are bundled, the allocation of transaction price to performance obligations to determine the stand-alone selling price of each performance obligation identified in the contract using key assumptions which may include observable market and expected margin in the activities.

Macroeconomic factors and climate risks

As part of our commitment to transparency and risk management, Cadeler recognises the significance of macroeconomic factors and climate risks in financial evaluations. These factors are integral to assessing the useful lives and residual values of assets and conducting Discounted Cash Flow (DCF) analyses for impairment testing. Operating within the offshore wind installation sector, Cadeler’s fleet supports the energy transition, a key driver of long-term demand.

Management has evaluated climate-related risks, including regulatory developments, technological advancements, and market shifts, and does not currently identify indicators requiring changes to our depreciation assumptions, residual values, or impairment outlook. Our vessels are designed to accommodate evolving industry requirements, mitigating the risk of obsolescence from climate policies or emissions regulations.

Cadeler’s assessment considers potential financial impacts of climate-related risks, including operational disruptions from extreme weather, supply chain vulnerabilities, and shifting industry standards. While climate risks could influence project timing or infrastructure investments, there is no evidence suggesting a material impact on asset valuations. The useful life of our vessels is reviewed regularly in light of emerging industry trends, and current market conditions support the expectation that our assets will continue to generate economic benefits as planned. Additionally, our ongoing investments in modern, upgradeable vessels enhance adaptability to future regulatory changes, further supporting our financial assumptions.

Beyond climate risks, Cadeler monitors broader macroeconomic conditions, including inflationary pressures, interest rate fluctuations, and geopolitical uncertainties that may impact operations. The international macroeconomic situation is currently characterized by material uncertainty, mainly due to the elevated levels of public debt in many of the leading global economies, increasing interest and inflation rates, the war in Ukraine, the imposition of sanctions against Russia, conflict in the Middle East, European energy crises and global supply-chain constraints. The energy sector remains subject to volatility due to regulatory shifts and economic developments, and we remain proactive in integrating these factors into financial evaluations. Through continuous assessment and review, we ensure that our accounting policies reflect a comprehensive understanding of macroeconomic and climate-related risks, maintaining a robust approach to financial reporting and impairment analyses. For more information on the risks to which Cadeler is exposed, refer to the Finance review.

Note 3

Revenue

Disaggregation of revenue from contracts with customers by activity

The following table provides information about disaggregated revenue.

EUR’000	2024	2023	2022
Revenue disaggregation
Time charter services and transportation and installation services	226,545	99,841	104,578
Other revenue, including fees earned for early termination by customers of contracts	22,193	8,781	1,846
Total revenue	248,738	108,622	106,424

For the year ended 31 December 2024,the lease component, included within time charter services and transportation and installation services, amounts to EUR 85 million (2023: EUR 79 million; 2022: EUR 91 million).

Note 3

Revenue

Continued from previous page

Cadeler Group's revenue for the year ended 31 December 2024 is allocated across regions, with 50% generated from Europe and 50% from the rest of the world (2023 and 2022: 100% from Europe).

Contract assets and deferred revenue

Customers are typically invoiced on a monthly basis, when the vessels are on contract. Sometimes contracts will recognise revenue for work performed and it will be reported as a contract asset until it is invoiced. For more information about contract assets at the reporting period, refer to Note 16.

Deferred revenue relates to consideration received from customers for the unsatisfied performance obligations. Revenue will be recognised when the related services are provided to the customers, which is almost entirely within 12 months.

EUR’000	2024	2023	2022
Beginning of financial year	13,881	3,157	16,156
Acquisition of businesses	—	1,913	—
Deferred during the period	45,360	10,670	2,857
Recognised as revenue during the period	(11,928)	(1,859)	(15,856)
Exchange differences	24	—	—
Total deferred revenue at end of period	47,337	13,881	3,157
Current	45,590	12,103	1,831
Non-current	1,747	1,778	1,326

Major customers

For the year ended 31 December 2024, revenue with 4 customers each exceeded 10% of total revenue. The revenue derived from these four customers was EUR 60 million, EUR 58 million, EUR 56 million and EUR 36 million respectively.

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

Operating segments and geographical information

The Group operates five windfarm installation vessels, which are viewed as one segment. The vessels operate in a global market and are often redeployed to different regions due to changing customers or contracts. Accordingly, we report our operations as a single reportable segment.

Note 3

Revenue

Continued from previous page

Contract backlog

The Group’s order backlog as of 31 December 2024 amounts to EUR 2.3 billion (2023: EUR 1.7 billion; 2022: EUR 0.9 billion). The table below includes signed contracts as of 31 December. EUR 428 million of the backlog pertains to contracts that management expect to recognise in 2025.

	Within 1	After 1
EUR million	year	year	Total
Contract backlog
Firm	372	1,534	1,906
Subject to exercise of counterparty options (non-contingent)	28	187	215
Subject to exercise of counterparty options (contingent)	28	187	215
Total as of 31 December 2024	428	1,908	2,336
Firm	176	1,201	1,377
Subject to exercise of counterparty options (non-contingent)	16	163	179
Subject to exercise of counterparty options (contingent)	16	163	179
Total as of 31 December 2023	208	1,527	1,735
Contract backlog as of 31 December 2022
Firm	81	574	655
Subject to exercise of counterparty options (non-contingent)	2	123	125
Subject to exercise of counterparty options (contingent)	2	123	125
Total as of 31 December 2022	85	820	905

Accounting policies

When accounting for revenue recognition, an assessment is performed on a contract-by-contract basis at contract inception.

Overall, the Group’s contracts with customers comprise:

–	Revenue from time charter contracts and time charter related activities (referred to as time charter revenue) and
–	Revenue from transportation and installation activities (referred to as transportation and installation revenue stream).

The Group’s accounting policies for each revenue stream are disclosed below.

Time charter revenue

Revenue from time charter hire services are contracts with customers where the Group utilises its vessels, equipment and crew to deliver a service to the customer based on either a fixed day rate or milestone deliverables. Contracts may also include other promises such as mobilisation and demobilisation, catering and accommodation.

Revenue from time charter contracts is generated from two distinct activities: 1) leasing of vessels and 2) provision of services within wind farming projects, e.g. catering and accommodation, mobilisation, demobilisation and bunker services. As such, a time charter contract consists of a leasing component (the element relating to hire of the vessel) and a service component. These components are not treated or priced separately in the contracts, nor does the Group offer either of the services separately. The service component is within the scope of IFRS 15, while the leasing component is within the scope of IFRS 16.

Note 3

Revenue

Continued from previous page

1.	Leasing of vessels

The leasing component is recognised as revenue over time over the charter period. Payments from customers for the bareboat hire element are recognised over time in accordance with the length of the customer contract. Prepayments from customers for the leasing component are recognised as deferred revenue.

This lease components are classified as an operating lease, as such leases do not cover a significant part of the economic life of the vessels and the Group retains substantially all risks and rewards incidental to ownership of the vessels. Rental income from operating leases is recognised in profit or loss on an over time basis over the charter period and included in revenue as stated in the above section.

Initial direct costs incurred by the Group in negotiating and arranging operating leases are capitalised as other receivables and recognised as an expense in profit or loss over the lease term on the same basis as the lease income.

2.	Provision of services within wind farming projects, e.g. catering and accommodation, mobilisation, demobilisation and bunker services

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

Time charter revenue is recognised when control of the goods or services is transferred to the customer at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services. At contract inception, once the service component within the time charter contract is determined to be within the scope of IFRS 15, the Group assesses the goods and services promised within each contract and identifies as a performance obligation each good or service that is distinct. Revenue is recognised in the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

While the contracts contain several promises, these are usually considered highly interdependent and highly interrelated and as such considered as one single performance obligation recognised over time applying a relevant measure of progress. Assessment hereof is performed on a contract-by-contract basis.

Prepayments from customers for which the service component has yet to be provided are recognised as deferred revenue. Revenue is recognised as the service is being provided, being over the term of the related time charter contract. The Group recognises deferred contract costs for upfront costs of fulfilling a contract and present such as other receivables.

Time charter related activities

Bunker services

The Group is sometimes providing bunker services to help customers ensure that sufficient bunker is available to operate the vessels at the right time and in the right quality and quantity. As such, for certain projects the Group provides bunker procurement services and assumes responsibility for the logistics and handling of procured bunker.

Note 3

Revenue

Continued from previous page

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

Transportation & Installation (T&I) revenue

Revenue from T&I represents contracts with customers where the Group utilises its vessels, equipment and crew to perform the transportation and installation of offshore wind turbine foundations as well as heavy lifting operations, decommissioning and planning and engineering.

Revenue from transportation and installation activities may, depending on the contract, represent one or more performance obligations.

Usually a fixed milestone payment schedule will be agreed upon. The transaction price may include variable elements, such as related to fuel, commodities, etc. Payment terms with customers are considered industry standard and do not include a significant financing component. To the extent possible, we obtain payment guarantees to minimise the credit risk during the contract term.

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

To determine revenue recognition for T&I service components, the Group performs in line with the requirements of IFRS 15 the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognise revenue when (or as) the entity satisfies a performance obligation. Revenue from contracts with customers is recognised when control of the goods or services is transferred to the customer at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services. At contract inception, once the T&I contract is determined to be within the scope of IFRS 15, the Group assesses the goods and services promised within each contract and identifies as a performance obligation each good or service that is distinct. Revenue is recognised in the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

In respect of T&I service components, the following main promises apply:

–	Planning and engineering,
–	Transport of monopiles and secondary steel from supply port to feeder port,
–	Installation of monopiles and secondary steel offshore,
–	Storage and handling at feeder port,
–	Warranty

While the contracts contain several distinct promises, these are considered less interdependent and interrelated and as such are considered multiple performance obligations. Assessment hereof is performed on a contract-by-contract basis.

Note 3

Revenue

Continued from previous page

Revenue is recognised over time as the service is being provided using a cost-to-cost method or straight-line recognition, depending on what better depicts the progress of each separate performance obligation. Prepayments from customers for which the service component has yet to be provided are recognised as deferred revenue and recognised as revenue over the period during which the services are performed.

T&I related activities

Planning and engineering

The Group provides planning and engineering services to the customer. Such revenue is recognised over time based upon percentage-of-completion whereby total costs incurred to date are compared with total forecast costs at completion of the planning and engineering services.

Transportation of monopiles and secondary steel from supply port to feeder port

The Group is engaged with transportation of monopiles and secondary steel from supply port to feeder port. Such revenue is recognised over time based upon percentage-of-completion, whereby total time spend on transportation is compared with total forecast time at completion of the transportation.

Storage and handling at feeder port

The Group has been tasked with the storage and handling of the material used in the installation. Such revenue is recognised over time based upon percentage-of-completion whereby total time spend on storage is compared with total forecast time at completion of the storage.

Installation of monopiles and secondary steel offshore

The Group has been tasked with the installation of monopiles and secondary steel offshore. Such revenue is recognised over time based upon percentage-of-completion, whereby total costs incurred to date are compared with total forecast costs at completion of the planning and engineering services.

Warranty obligations

The Group provides warranties for the repair of defects which are identified during the contract and within a defined period thereafter. In general, all are assurance-type warranties, as defined within IFRS 15, which the Group recognises under IAS 37.

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

Lease and non-lease components of revenue

The service component of time charter contracts is primarily derived from crewing costs with a markup. The lease component is calculated by applying the bareboat charter to the on-hire days.

Deferred revenue

Payments received in advance and reservation fees are deferred and recognised as current liabilities if the service or leasing component are due within one year or less. Otherwise, they are presented as non-current liabilities. Deferred revenue is recognised as revenue in profit or loss over time over the period during which the related service is performed.

Contract cost

Incremental costs of obtaining a contract and certain costs to fulfil a contract to be recognised as an asset if certain criteria are met. Any capitalised contract costs assets are amortised on a systematic basis that is consistent with the transfer of the related goods or services to the customer.

Contract backlog (as of reporting date)

The total value of all customer contracts, both firm and options, that are not yet recognised as revenue as of the reporting date, and includes all new contracts signed until the same reporting date of the annual or interim report. Firm days are counted at full committed amounts. Contract backlog in 2024 assumes 100% of counterparty options are exercised with 50% classified as non-contingent and the remaining 50% as contingent. The definition also includes any contracts where revenue recognition has started but not yet completed as of the reporting date. Contract backlog excludes vessel reservation agreements.

Note 4

Expenses by nature

EUR’000	Note	2024	2023	2022
Cost of sales
Right-of-use asset depreciation	14	235	30	—
Insurance		2,754	1,573	1,933
Vessel depreciation	13	53,696	22,484	21,664
Impairment of property, plant and equipment	13	—	5,000	—
Crewing costs paid to a related party and an external party	27	—	—	61
Offshore employee compensation	6	32,285	15,921	13,089
Fuel and oil		2,976	711	1,113
Maintenance		7,886	5,121	4,039
Messing costs		2,948	1,448	1,428
Seafarer travel		7,110	2,835	2,589
Specific charter costs		10,776	4,052	2,623
Utilities		1,308	389	689
Other operating expenses		2,254	294	309
Total cost of sales		124,228	59,858	49,537
Administrative expenses
Depreciation and amortisation	12, 13, 14	2,522	534	1,020
Onshore employee compensation	6	33,132	18,889	9,905
Repair and maintenance expenses		3,020	1,123	796
Legal and professional fees		7,576	2,122	1,047
Transaction costs		—	7,707	—
Rental expenses		1,757	751	582
Travel expense		1,988	985	612
Marketing and entertainment expenses		1,283	602	788
Other expenses		5,823	1,745	946
Total administrative expenses		57,101	34,458	15,696

Specific charter costs include the release of a provision for an onerous contract, amounting to EUR 1.6 million, resulting from the favourable terms of the signed compensation agreement.

Transaction costs in 2023 include all costs related to the business combination with Eneti, such as advisory, legal and consulting fees, which are included in administrative expenses.

Accounting policies

Cost of sales and administrative expenses

Cost of sales consists of expenses directly attributable to the Group’s core activities, including seafarers payroll, vessel depreciation, and the operation and maintenance of vessels.

Administrative expenses, which include administrative staff costs, share-based compensation, management costs, office expenses, business combination transaction costs and other administration related expenses, are expensed as they are incurred.

Note 4

Expenses by nature

Continued from previous page

Auditor remuneration

Administrative expenses include fees to the auditors appointed by the shareholder at the Annual General Meeting:

EUR’000	2024	2023	2022
Statutory audit	2,016	474	125
Other assurance services	264	1,608	—
Tax services	9	2	105
Other services	22	606	51
Total	2,311	2,690	281

Statutory audit services consist of fees for professional services rendered by EY for the audit of our annual consolidated financial statements and services that are provided by the auditor in connection with statutory audit. For 2024, the fee includes services related to issuance of audit reporting on the design and operating effectiveness of the company's internal controls over financial reporting (SOX404b).

Other assurance services consist of review of interim financial information and, for 2023, include PCAOB re-audits for 2021 and 2022, as well as assurance reports in respect of pro-forma financial information in connection with regulatory filings.

Tax services consists of tax compliance services.

Other services consists of services provided for other permitted services, including fees for work performed in connection with the U.S. listing in December 2023.

Note  5

Net other Operating Income and Expenses

Other operating income and expenses for 2024 primarily consist of management fees earned from the operation of third - party vessels.

EUR'000	2024	2023	2022

Other operating income	2,286	3,000	—
Other operating expenses	(251)	(2,863)	—
Net other operating income and expenses	2,035	137	—

Other operating income and expenses for 2023 includes the net gain from the sale of the main cranes and spare parts of both O-Class vessels. The contract signed for the sale of both main cranes states a purchase price of EUR 1.5 million for each main crane. In the case of Wind Orca, the carrying amount of the main crane had been written down, reflecting the value that was expected from the disposal of the assets. Thus, an impairment loss of EUR 5 million was reflected in the statement of profit and loss. The Osprey main crane had been kept at its carrying amount since there was a gain from the disposal. The sale of both main cranes is driven by the main crane upgrades to the O-Class vessels.

Accounting policies

Other operating income and expenses, include transactions not related to the operations of the Group, such as, gains and losses on sale of non-current assets, and is generally recognised when it is probable that the benefits and losses associated with the transaction will flow to the Company and if the significant risks and rewards have been transferred to the buyer (generally when the transaction is finalised).

Note 6

Employee compensation

Onshore - presented within administrative expenses
EUR’000	Note	2024	2023	2022
Wages and salaries		29,340	16,957	8,873
Employer’s contribution to defined contribution plans		1,635	847	502
Share based payment expense	7	1,662	1,134	352
Other short-term benefits		495	611	178
Total onshore employee compensation		33,132	19,549	9,905
Average number of full time employees		242	113	70

As of 31 December 2023, employee compensation includes EUR 660 thousand related to bonus paid, included in transaction cost. For more information refer to Note 4, administrative expenses.

Accounting policies

Employee benefits are recognised as an expense, unless the cost qualifies to be capitalised as an asset.

Note 6

Employee compensation

Continued from previous page

Employee compensations include wages and salaries, including compensated absence and pensions, as well as other social security contributions made to the entity’s employees or public & government authorities.

Offshore - presented within cost of sales
EUR’000	Note	2024	2023	2022
Wages and salaries		30,043	14,056	11,693
Employer’s contribution to defined contribution plans		2,059	1,124	1,082
Other short-term benefits		183	741	314
Total offshore employee compensation		32,285	15,921	13,089
Average number of full time employees		364	182	162

Total
EUR’000	Note	2024	2023	2022
Wages and salaries		59,383	31,013	20,566
Employer’s contribution to defined contribution plans		3,694	1,971	1,584
Share based payment expense	7	1,662	1,134	352
Other short-term benefits		678	1,352	492
Total employee compensation		65,417	35,470	22,994
Average number of full time employees		606	295	232
Number of employees at the end of the reporting period		659	570	232

Eneti employees, both onshore and offshore, joined the Group by the end of December 2023. Thus, average number of full-time employees as of 2023 reflects the number of employees in Eneti divided by 12 months. Eneti had 99 onshore full time employees and 176 seafarers by the end of 2023.

Labour costs related to certain employees who are working on the management of the newbuilding process have been capitalised. These capitalised costs amounted to EUR 2.7 million in 2024, EUR 1.1 million in 2023 and EUR 900 thousands in 2022 and are recognised under assets under construction.

Note 7

Long term incentive programmes

The following share-based long-term incentive programmes were in place as of 31 December 2024:

(i) In January 2022, the Executive Management and select employees were granted from 10,393 to 55,430 Restricted Share Units (RSU) which fully vested and were issued in July 2024. The total fair value of the RSU allocation is calculated based on the Company's closing share price on Nasdaq Copenhagen A/S on the day of grant, and the value is EUR 394 thousand (EUR 3.3 per RSU). The expense recognised in profit and loss for the year amounts to EUR 53 thousand (EUR 143 thousand in 2023; EUR 157 thousand in 2022).

(ii) In January 2022, the Executive Management and select employees were granted from 10,393 to 55,430 Options in Cadeler shares, which fully vested in May 2024 and expire in April 2027. The strike price ranged from NOK 36.02 to NOK 38.42, depending on the exercise period. The fair value of these options was EUR 160 thousand (EUR 1.3 per RSU) as determined at grant date using the Black-Scholes model. The expense recognised in profit and loss for the year amounts to EUR 13 thousand (EUR 62 thousand in 2023; EUR 69 thousand in 2022). The average remaining contractual life for the options as of 31 December 2024 is 2.3 years.

For the programmes described in (i) and (ii) above, the annualised volatility of the shares of 48.1% is based on the historical volatility of the price of shares, annual risk-free interest rate of 1%, dividend yield of zero, expected life until expiration date and average share price of EUR 3.7.

(iii) In May 2022, the Executive Management and select employees were granted from 43,420 to 221,719 Options in Cadeler shares, which will vest in May 2025 and expire in May 2028. The strike price will be NOK 40.24 and is conditional upon continued employment at Cadeler. The fair value of these options is EUR 761 thousand (EUR 1.3 per RSU) as determined at grant date using the Black-Scholes model. The expense recognised in profit and loss for the year amounts to EUR 237 thousand (EUR 237 thousand in 2023; EUR 114 thousand in 2022). The average remaining contractual life for the options as per 31 December 2024 is 3.3 years. The annualised volatility of the shares of 42.5% is based on the historical volatility of the price of shares, annual risk-free interest rate of 2.8%, dividend yield of zero, expected life until expiration date and average share price of EUR 3.7.

(iv) In January 2023, the Executive Management and select employees were granted from 19,760 to 130,416 Restricted Share Units, which will vest in July 2025 and are conditional upon continued employment at Cadeler. The fair value of the RSU’s is EUR 1.2 million (EUR 3.0 per RSU) as determined at grant date using the Black-Scholes model. The expense recognised in profit and loss for the year amounts to EUR 468 thousand (EUR 498 thousand in 2023). The average remaining contractual life as of 31 December 2024 is 0.5 years. The average share price is NOK 36.56.

(v) In August 2023, the Executive Management and select employees were granted from 88,920 to 385,320 Options in Cadeler shares which will vest in August 2026 and expire in August 2029. The strike price will be NOK 45.49 and vesting is conditional upon continued employment at Cadeler. The fair value of these options is EUR 2.2 million (EUR 1.8 per option) as determined at grant date using the Black-Scholes model. The expense recognised in profit and loss for the year amounts to EUR 419 thousand (EUR 250 thousand in 2023). The average remaining contractual life of the options as of 31 December 2024 is 4.5 years. The annualised volatility of the shares of 61.0% is based on the historical volatility of the price of shares, annual risk-free interest rate of 2.68%, dividend yield of zero, expected life until expiration date and average share price of EUR 3.7.

(vi) In May 2024, the Executive Management was granted a total of 193.011 Restricted Share Units, which will vest at the end of May 2027. The RSU’s expire at the end of May 2030 and are conditional upon continued employment at Cadeler. The fair value of the RSU’s is EUR 1.1 million (EUR 5.6 per RSU) as determined at grant date using the Black-Scholes model. The expense recognised in profit and loss for the year amounts to EUR 206 thousand. The average remaining contractual life as of 31 December 2024 is 5.4 years. The average share price used is NOK 64.2.

Note 7

Long term incentive programmes

Continued from previous page

(vii) In May 2024, the Executive Management and select employees were granted from 140.372 to 245.651 Options in Cadeler shares, which will vest at the end of May 2027 and expire at the end of May 2030. The strike price will be NOK 74.32 and vesting is conditional upon continued employment at Cadeler. The fair value of these options is EUR 1.4 million (EUR 1.4 per option) as determined at grant date using the Black-Scholes model. The expense recognised in profit and loss for the year amounts to EUR 265 thousand. The average remaining contractual life of the options as of 31 December 2024 is 5.4 years. The annualised volatility of the shares of 31.2% is based on the historical volatility of the price of shares, annual risk-free interest rate of 3.63%, dividend yield of zero, expected life until expiration date, and average share price of NOK 64.2.

Accounting policies

Share-based payments

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

Note 7

Long term incentive programmes

Continued from previous page

	2024				2023				2022
	Executive		Other		Executive		Other		Executive		Other
	management		employees		management		employees		management		employees
Outstanding instruments – Options	Number	WAEP[1]	Number	WAEP¹	Number	WAEP¹	Number	WAEP[1]	Number	WAEP¹	Number	WAEP[1]
Outstanding at 1 January	967,029	3.47	894,123	3.46	344,589	3.16	330,963	3.15	—	—	—	—
Granted during the year	386,023	6.24	631,674	6.24	622,440	3.64	563,160	3.64	344,589	3.16	330,963	3.15
Forfeited during the year	—	—	—	—	—	—	—	—	—	—	—	—
Exercised during the year	—	3.03	(38,108)	—	—	—	—	—	—	—	—	—
Expired during the year	—	—	—	—	—	—	—	—	—	—	—	—
Outstanding at 31 December	1,353,052	4.39	1,487,689	4.76	967,029	3.47	894,123	3.46	344,589	3.16	330,963	3.15

	2024				2023				2022
	Executive		Other		Executive		Other		Executive		Other
	management		employees		management		employees		management		employees
Outstanding instruments - RSU	Number	WAEP¹	Number	WAEP¹	Number	WAEP¹	Number	WAEP¹	Number	WAEP¹	Number	WAEP¹
Outstanding at 1 January	245,126	—	271,327	—	55,430	—	65,823	—	—	—	—	—
Granted during the year	193,011	—	—	—	189,696	—	205,504	—	55,430	—	65,823	—
Forfeited during the year	—	—	—	—	—	—	—	—	—	—	—	—
Exercised during the year	(55,430)	—	(65,823)	—	—	—	—	—	—	—	—	—
Expired during the year	—	—	—	—	—	—	—	—	—	—	—	—
Outstanding at 31 December	382,707	—	205,504	—	245,126	—	271,327	—	55,430	—	65,823	—

1EUR Weighted average exercise price (WAEP).

Note 8

Board of Directors and Executive Management Compensation

			2024			2023			2022
	Board of	Executive		Board of	Executive		Board of	Executive
EUR’000	directors	management	Total	directors	management	Total	directors	management	Total
Wages, salaries and board fees	334	1,050	1,384	183	850	1,033	180	683	863
Share based payment	—	957	957	—	588	588	—	173	173
Other short-term benefits	—	41	41	—	55	55	—	36	36
Cash bonus	—	1,197	1,197	—	1,155	1,155	—	482	482
Total management compensation	334	3,245	3,579	183	2,648	2,831	180	1,374	1,554

Executive Management

Executive Management means the members of the Executive Management which are registered with the Danish business authority and who also have the authority and responsibility for the planning, directing and controlling activities of the Company as defined by IAS 24. As such, Executive Management is considered Chief Operating Decision Makers (CODM) as defined by IFRS 8.

Board of Directors

Andreas Sohmen-Pao and Andreas Beroutsos are employed by the BW Group. These board members have not received remuneration from Cadeler in 2022, 2023 and 2024. Andreas Beroutsos stepped down from the Board with effect from 25 April 2023. On the same date, Andrea Abt joined the Board.

Note 8

Board of Directors and Executive Management Compensation

Continued from previous page

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

On 23 April 2024, Jesper T. Lok left the Board of Directors and Colette Cohen was elected to serve a two year term through the 2026 AGM.

On 11 November 2024, Thomas Thune Andersen was elected as a new member of the Board of Directors.

Note 9

Financial Income and Expenses

EUR’000	2024	2023	2022
Foreign currency gain	1,511	109	3,424
Fair value change of derivative (ineffectiveness)	428	—	363
Interest income	3,294	1,432	244
Financial income	5,233	1,541	4,031

EUR’000	2024	2023	2022
Interest expense
– Interest linked to debt liabilities	2,368	2,851	1,351
– Interest with related parties	—	—	157
Guarantee charges	581	—	—
Fair value change of derivative (ineffectiveness)	—	765	—
Lease liabilities	428	25	21
Foreign currency loss	3,322	389	7,834
Bank fees	501	456	318
Financial expenses	7,200	4,486	9,681

Total interest paid in 2024 as per Consolidated Statement of Cash Flows amounts to EUR 19.7 million (2023: EUR 7.1 million; 2022: EUR 4.2 million), which has been capitalised to Property, Plant and Equipment. For more information refer to Note 13. Interest linked to debt liabilities include EUR 2.4 million (2023: EUR 1.9 million; 2022: EUR 0.9 million) due to write off of loan fees related to previous debt facilities. Additionally in 2023, EUR 1.0 million from the amendment to prior debt facility in June 2023.

Accounting policies

Finance income and expenses comprise interest income and expenses and realised and unrealised exchange rate gains and losses on transactions denominated in foreign currencies as well as fair value adjustments related to the ineffective part of the financial instruments.

Interest income and interest expenses are recognised using the effective interest rate. The effective interest rate is the discount rate that is used to discount expected future cash payments or receipts through the expected life of the financial asset or financial liability to the amortised cost (the carrying value) of such asset or liability.

Note 10

Income Taxes

EUR’000	2024	2023	2022
Income tax expense
Tax expense attributable to profit is made up of:
Current tax	(1,271)	—	—
Movement on deferred tax	(1,137)	—	—
Total Income tax expense	(2,408)	—	—

Tax expenses comprise the expected income tax charge for the year in accordance with IAS 12. The majority of the Group’s taxable income is generated from its vessel operating entities in Denmark and UK. The tax base of the Groups’ vessel assets is held by wholly owned subsidiaries located in Cyprus, UK and Japan. The Group routinely evaluates its exposure to local income taxes (Permanent Establishments) relating to its foreign operations which can result in additional current foreign taxes.

An expansion of the Danish tonnage tax regime to cover wind farm installation vessels was passed in January 2020 with retroactive effect from 2017, inclusive. On 15 December 2020, Cadeler A/S received a binding ruling from the Danish Tax Authorities. As a result, management has applied the Danish Tonnage Taxation since 2021.

The recorded tonnage tax expense for 2024 in Denmark and Cyprus amount to EUR 0 thousand and EUR 5 thousand respectively (2023 and 2022: EUR 0 thousand and EUR 5 thousand, respectively). Tonnage taxes in Denmark amount to EUR 0 due to utilization of tax losses.

As announced in the UK Budget 2023, a ‘window of opportunity’ was created for entry to the UK Tonnage Tax regime. In November 2024, the UK subsidiary group elected to participate in the UK Tonnage Tax regime, effective on 1st January 2025. Entities within the UK subsidiary group that are not considered within the scope of the UK Tonnage Tax will continue to be subject to their local corporate tax regime.

The Group continues to assess the potential impact of the Pillar Two rules on future reporting periods. See Note 2 for further details.

EUR’000	2024	2023	2022
Effective tax rate
Tax expense attributable to profit is made up of:
Profit before income tax	67,477	11,498	35,541
DK corporation tax	—	—	—
UK corporation tax	—	—	—
TW corporation tax	1,271	—	—
Deferred tax	1,137	—	—
Income tax expense, reported	2,408	—	—
Effective tax rate (%)	3.6%	0.0%	0.0%

Accounting policies

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

Deferred income tax is recognised for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements except when the deferred tax arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss and does not give rise to equal taxable and deductible temporary differences.

Note 10

Income Taxes

Continued from previous page

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

Tonnage tax

Under the scheme, ship-owners (or bareboat charterers) pay a fixed tax amount per net tonne at their disposal rather than paying taxes based on taxable income, expenses, and depreciation. The Group has participated in the Danish scheme since 27 November 2020 and has joined the UK tonnage scheme, effective 1st January 2025.

As the vessels are owned and registered by subsidiaries in jurisdictions other than Denmark, the Group is also subject to tonnage taxation in such jurisdictions. This tonnage taxation is calculated based on a fixed tax amount per tonne.

This scheme is based on a notional income derived from tonnage capacity and not based on the entities' actual income and expenses, the Group does not consider the scheme to fall under the rules of IAS 12. Consequently, the tonnage tax expenses are not presented as part of tax expense in the statement of profit and loss, but are recognised under costs of sales.

Note 11

Earnings Per Share (EPS)

The following table reflects the income and share data used in the basic and diluted EPS calculations:

EUR’000	2024	2023	2022
Profit attributable to ordinary equity holders of the parent for basic earnings	65,069	11,498	35,541

Thousands	2024	2023	2022
Weighted average number of ordinary shares for basic EPS[1]	345,979	201,362	163,219
Effect of dilution from share based payments programme	980	1,861	676
Weighted average number of ordinary shares adjusted for the effect of dilution[1]	346,959	203,223	163,895

There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of authorisation of these consolidated financial statements.

1 The weighted average number of shares takes into account the weighted average effect of share based payments during the year.

The weighted average number of ordinary shares takes into account the weighted average effect of share-based payments during the period as well as issuance of shares in connection with private placement on 15 February 2024, resulting in the issuance of 39.5 million share, the private placement on 26 June 2024, resulting in the issuance of 28 thousand shares and the share buy-back program, resulting in the repurchase of 215 thousand shares. In December 2023, 114 million shares were issued for this business combination with Eneti.

Accounting policies

The Company calculates Basic EPS by dividing the profit for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

Note 11

Earnings Per Share (EPS)

Continued from previous page

Diluted EPS is calculated by dividing the profit attributable to ordinary holders of the parent by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.

Note 12

Intangible Assets

	2024			2023			2022
EUR’000	Software	Goodwill	Total	Software	Goodwill	Total	Software
Cost
Beginning of period	693	16,707	17,400	662	—	662	434
Acquisition of businesses	—	—	—	—	16,919	16,919	—
Additions	410	—	410	31	—	31	228
Disposals	(38)	—	(38)	—	—	—	—
Exchange differences	4	1,056	1,060	—	(212)	(212)	—
31 December	1,069	17,763	18,832	693	16,707	17,400	662
Accumulated depreciation
Beginning of period	453	—	453	243	—	243	32
Depreciation charge	189	—	189	210	—	210	211
31 December	642	—	642	453	—	453	243
Net book value	427	17,763	18,190	240	16,707	16,947	419

Software additions during 2024 and 2023 are mainly related to developments of the Company’s software solutions.

Additions in 2022 primarily reflect developments of the Enterprise Resource Planning (ERP) system, as well as Vessel and Crew Management software.

Goodwill of EUR 16.9 million was recognised on 19 December 2023 relating to the Eneti acquisition. The Group has two CGUs being the transport and installation of offshore wind turbine generators and foundations vessels (WTGFIV), Cadeler’s O-Class vessels, Wind Peak and Scylla; and the maintenance of offshore wind turbine generators (O&MV) cash-generating unit, comprising Zaratan.

Goodwill arising from the acquisition of Eneti is allocated to a single cash generating unit (CGU), being the transport and installation of offshore wind turbine generators and foundation installation vessels (WTGFIV) as it is from this CGU that the synergies are expected to arise.

The Company has performed an impairment test on the Group’s CGU. For more information related to impairment test please refer to Note 13.

Accounting policies

Goodwill is tested for impairment at least once a year or sooner if an impairment indication arises. Impairment testing is performed for each CGU to which goodwill is allocated, as determined by Management.

Intangible assets, such as software, are recognised at cost less accumulated depreciation and accumulated impairment losses. The cost of an intangible asset initially recognised includes its purchase price and any directly attributable costs necessary to prepare the asset for its intended use. Depreciation is calculated on a straight-line basis over the estimated useful life, which is 3 years for software.

If the carrying amount of intangible assets exceeds the recoverable amount, an impairment loss is recognised in profit or loss. Goodwill impairment losses are not subsequently reversed.

Note 13

Property Plant and Equipment

			Other fixtures	Assets under
EUR’000	Vessels	Dry dock	and fittings	Construction	Total
Cost 2024
Beginning of financial year	566,360	9,135	979	571,745	1,148,219
Additions	8,029	4,377	12,680	624,679	649,765
Transfer from assets under construction	468,678	4,000	—	(472,678)	—
Disposals	(5,146)	—	(306)	—	(5,452)
Exchange differences	18,743	132	160	12,864	31,899
31 December 2024	1,056,664	17,644	13,513	736,610	1,824,431
Accumulated depreciation and impairment
Beginning of financial year	58,727	3,548	312	—	62,587
Depreciation charge	50,571	3,125	1,166	—	54,862
Disposals	(5,000)	—	(306)	—	(5,306)
Exchange differences	(179)	(132)	333	—	22
31 December 2024	104,119	6,541	1,505	—	112,165
Net book value	952,545	11,103	12,008	736,610	1,712,266

Additions during 2024 are mainly driven by newbuild P-Class vessels of EUR 290 million, newbuild A-Class vessels of EUR 114 million, newbuild M-Class vessels of EUR 103 million, O-Class main crane upgrades of EUR 62 million, and vessel upgrades of EUR 54 million. In 2024, Wind Peak vessel was delivered and transferred from asset under construction to vessels.

Borrowing costs for 2024 have been capitalised for a total of EUR 19.7 million (2023: 7.1 million; 2022: EUR 4.2 million). The capitalisation rate used to determine the amount of borrowing costs to be capitalised is the weighted average interest rate applicable to the Company’s general borrowings during the reported period, in this case 7.6% (2023: 5.5%; 2022: 5.7%).

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

Due to the business combination with Eneti, the Group’s property, plant, and equipment increased by EUR 441.5 million in 2023. This primarily comprised the Operating Vessels Wind Scylla and Wind Zaratan (EUR 206 million and EUR 87 million, respectively) and the newbuilds under construction, the M-Class down payments for EUR 144 million.

Note 13

Property Plant and Equipment

Continued from previous page

Additions during 2023 were mainly driven by down payments of EUR 42 million for the new P-Class installation vessels (EUR 15.4 million), the new A-Class foundation installation vessels (EUR 3.8 million) and instalments for the main cranes for both Wind Orca (EUR 16.0 million) and Wind Osprey (EUR 6.8 million), represented above under Assets under Construction. In addition, Assets under Construction contains EUR 7.6 million worth of guarantee fees to BW Group related to the A-Class and P-Class newbuild vessels as well as EUR 5.7 million of assets related to future projects that have not yet started.

Borrowing costs for 2023 were capitalised for a total of EUR 7.1 million (2022: EUR 4.2 million). The capitalisation rate used to determine the amount of borrowing costs to be capitalised is the weighted average interest rate applicable to the Company’s general borrowings during the reported period, in this case 5.5% (2022: 5.7)%.

Disposals during 2023 were mainly driven by the main cranes upgraded in both O-Class vessels, as well as impairment recognised. For further details, please refer to Note 5.

Note 13

Property Plant and Equipment

Continued from previous page

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

Additions during 2022 were mainly driven by down payments for EUR 167 million of the two new A-Class foundation installation vessels and instalments for the main cranes for both Wind Orca (EUR 10.7 million) and Wind Osprey (EUR 16.3 million), represented above under Assets under Construction. There was also a transfer from assets under construction to additions for EUR 11 million, of which EUR 9 million was due to the capitalisation of vessel equipment.

Borrowing costs for 2022 have been capitalised for a total of EUR 4.2 million. The capitalisation rate used to determine the amount of borrowing costs to be capitalised is the weighted average interest rate applicable to the Company’s general borrowings during the reported period, in this case 5.7%.

Impairment test on vessels and goodwill

The Company has identified neither internal nor external impairment indicators. However, on a voluntary basis and in connection with the annual impairment test of goodwill assigned to the WTGFIV CGU, Management performs an impairment test every year. For the purpose of testing the Group's vessels, the impairment test is performed on both a vessel-by-vessel and CGU basis, thereby also capturing the goodwill assigned to the WTGFIV CGU.

The Company is applying both fair value less costs of disposal (FVLCOD) to determine the arm’s length sale price of an asset at the date of impairment test and the value-in-use (VIU) method for estimating the expected future cash flows that the asset in the current condition will produce. The VIU method assumes the asset will be recovered principally through its continuing use.

The impairment test involves estimating both FVLCOD and VIU and comparing the higher amount to the asset’s carrying amount. The Group has two CGUs being the transport and installation of offshore wind turbine generators and foundations vessels (WTGFIV), comprising Cadeler’s O-Class vessels, Wind Peak and Scylla; and the maintenance of offshore wind turbine generators (O&MV) cash-generating units, comprising Zaratan.

Goodwill arising from the acquisition of Eneti of EUR 17.8 million as of 31 December 2024 has been allocated to the WTGFIV CGU. The recoverable amount of the CGU’s is determined based on the value of the vessels included in the CGU. As of 31 December 2024, Management tested the carrying amount of its two CGUs and each vessel on a stand-alone basis as described below.

Independent market values of each vessel

Cadeler has obtained third-party broker assessment (level 3) of the vessels from at least two independent brokers and in case the valuations differ more than 10%, a third valuation is obtained. The ship brokers assessing the vessel values, based on a market based approach, are acknowledged shipbrokers with appropriate qualifications and relevant experience in the valuation of these vessels.

Note 13

Property Plant and Equipment

Continued from previous page

				Excess value (recoverable amount
EUR millions	Broker valuation			less carrying amount)
CGU	2024	2023	2022	2024	2023	2022
WTGFIV	1,103	574	380	227	58	160
Number of vessels	4	3	2	4	3	2

O&MV	89	95	n/a	1	—	n/a
Number of vessels	1	1	—	1	1	—

The impairment assessment involves comparing net book values with broker valuations. The net book value is below the broker valuations, hence there is headroom both on a vessel-by-vessel basis and on CGU basis, although for the vessel Zaratan (O&MV) the excess value is limited with the value-in-use calculation also not showing an impairment charge. Management assesses key inputs used in the independent evaluations to support no impairment indicators as explained below. Furthermore, management concludes that no reasonable possible change in assumptions applied while determining VIU for the O&MV CGU would result in an impairment.

VIU calculation

As of December 2024, Management has prepared a value-in-use calculation both on a vessel-by-vessel basis and for the CGU's.

The discounted cash flow period has been calculated from the remaining useful life of the vessel as this is deemed most representative for the actual value of the vessels. Accordingly, the calculation has no terminal value with respect to the WTGFIV CGU.

The VIU is calculated based on cash flow projections in financial budgets and business plans as follows:

–

From 2025 revenue is based on a combination of signed contracts (as captured in the order backlog disclosure in Note 3) and market estimated day rates and expected utilisation for vessels (using externally available information) and a yearly increase of 2.5%.

–	OPEX includes expected 2025 levels (using internal forecasts) plus an increase for inflation of 2.5% in the following years, and expected maintenance based on investment budget.

The discount rate used in the calculation is based on a Weighted Average Cost of Capital (WACC) of 9.5% after tax, (9.5% after tax in 2023 and 8.0% after tax in 2022). As the Company is subject to the tonnage tax regime, the tax consideration in the WACC calculation for impairment of a vessel is immaterial. Therefore, the before and after tax WACC remain the same for impairment testing purposes. WACC is calculated by using a standard WACC model in which cost of equity, cost of debt and capital structure are the key parameters.

The calculation showed no indication of impairment as the future value of cashflows were higher than the carrying amount both on a vessel - by - vessel basis and for the CGU’s.

A sensitivity analysis was also undertaken assuming an increase or decrease in the WACC by 1% as well as an increase or decrease in the revenue by EUR 20 thousand per day. Within this sensitivity analysis, the calculations also showed no indication of impairment as the future value of cashflows was higher than the carrying amount of the vessels for the WTGFIV CGU. Regarding the O&MV CGU, the calculations showed no indication of impairment, as the future value of cash flows was higher than the carrying amount of the vessel, although there was limited headroom.

Newbuilds

As for the newbuilds vessels it is Management’s opinion that current signed contracts and the expected day rates in the future support the carrying amount and do not give any indication of potential impairment.

Accounting policies

Property, plant and equipment are recognised at cost less accumulated depreciation and accumulated impairment losses.

Note 13

Property Plant and Equipment

Continued from previous page

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

To keep performing their operational activity, the vessels have an obligation to go through drydock procedures every five years. The costs of the drydock procedures are capitalised per their purchase price and any costs that are directly attributable to bringing the vessels to the location and condition necessary for the drydock procedures.

Depreciation is calculated using the straight-line method to allocate their depreciable amounts over the assets’ estimated useful life. The estimated useful life is as follows:

Useful life
Vessels and furnished equipment	Up to 25 years
Drydock	5 years
Cars	5 years
Other fixtures and fittings	2 to 3 years

The estimated useful life of the vessels of up to 25 years has been estimated by an external consultant through a determined fatigue analysis based on the technical specification of the vessels while for Wind Peak has been based on an internal technical analysis based on the technical specification of the vessel and validated by an external expert. The estimated useful life of these vessels depends on initial delivery.

Prior to their acquisition, Wind Orca and Wind Osprey, had already been in use for eight years, therefore the remaining useful life of the vessels is estimated at 17 years for all components except jacking system and main crane with a remaining useful life of three years from the acquisition of the vessels. For Scylla and Zaratan, their remaining useful lives at acquisition date were assessed to be 17 and 14 years respectively, and all components will have the same useful life. Hull and steel have a salvage value of up to EUR 15 million per vessel by the end of their useful life. Salvage value is estimated as the lightweight of each vessel multiplied by the scarp value per ton. Depreciation is based on costs less the estimated residual value. Residual value is estimated as the lightweight tonnage of each vessel multiplied by the scrap value per ton.

More information can be found in Note 2.4 Material accounting judgements, estimates and assumptions with regards to acquired vessels trough the business combination.

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

Impairment of non-financial assets

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

Note 13

Property Plant and Equipment

Continued from previous page

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

Note 14

Right-of-Use Assets and Lease liabilities

Nature of the Group’s leasing activities

Office space

The Group leases office space for the purpose of office operations. In 2023, the company terminated the lease agreement for its former headquarters and signed a contract with Castellum Denmark, for a new location from 2024.

Warehouse facilities

The Group leases a warehouse facility located in the UK.

Leasehold equipment

In 2022, the Group started an agreement for the use of vessel equipment for a total contract value of EUR 464 thousand during the initial term, plus additional repair and installation costs. The amount was amortised over the initial term which was 13 months, ending in 2023.

	Leasehold	Warehouse
EUR'000	equipment	facilities	Office space	Total
Cost 2024
Beginning of financial year	464	409	2,261	3,134
Additions		—	10,864	10,864
Disposals	(464)	(429)	—	(893)
Exchange differences		20	199	219
31 December 2023		—	13,324	13,324
Accumulated depreciation
Beginning of financial year	464	24	1,673	2,161
Depreciation charge		235	1,144	1,379
Disposals	(464)	(265)	—	(729)
Exchange differences		6	170	176
31 December 2024	—	—	2,987	2,987
Carrying amount	—	—	10,337	10,337

	Leasehold	Warehouse	Office
EUR’000	equipment	facilities	space	Total
Cost 2023
Beginning of financial year	464	—	1,681	2,145
Acquisition of businesses	—	421	612	1,033
Exchange differences	—	(12)	(32)	(44)
31 December 2023	464	409	2,261	3,134
Accumulated depreciation
Beginning of financial year	381	—	1,477	1,858
Depreciation charge	83	30	221	334
Exchange differences	—	(6)	(25)	(31)
31 December 2023	464	24	1,673	2,161
Carrying amount	—	385	588	973

Note 14

Right-of-Use Assets and Lease liabilities

Continued from previous page

	Leasehold	Office
EUR’000	equipment	space	Total
Cost 2022
Beginning of financial year	—	1,572	1,572
Additions during the year	464	109	573
31 December 2022	464	1,681	2,145
Accumulated depreciation
Beginning of financial year	—	1,108	1,108
Depreciation charge	381	369	750
31 December 2022	381	1,477	1,858
Carrying amount	83	204	287

EUR’000	2024	2023	2022
Lease liabilities at 1 January (current and non-current lease)	993	279	507
Acquisition of subsidiaries	—	1,299	—
Additions during the year	11,909	—	—
Exchange differences	30	(16)	—
Cash paid for lease obligations	(1,961)	(569)	(228)
Total lease liabilities at 31 December	10,971	993	279
Current	1,274	601	279
Non-current	9,697	392	—

Lease interest expenses recognised in profit and loss

a. Interest expense

EUR’000	2024	2023	2022
Interest expense on lease liabilities (vessels and office)	428	25	21

b. Lease expense not capitalised in lease liabilities

EUR’000	2024	2023	2022
Short-term lease expense	477	180	53

Total cash outflow for all leases in 2024, 2023 and 2022 were EUR 1,152 thousand, EUR 283 thousand and EUR 728 thousand respectively, excluding variable lease fee (refer to Note 24). Please refer to Note 28 for disclosure on lease commitments.

Accounting policies

Right-of-Use Assets

The Group recognises a right-of-use asset and lease liability at the date on which the underlying asset is available for use. Right-of-use assets are measured at cost, which comprises the initial measurement of lease liabilities using an incremental borrowing rate adjusted for any lease payments made at or before the commencement date and lease incentive received. Any initial direct costs that would not have been incurred if the lease had not been obtained are added to the carrying amount of the right-of-use assets.

The right-of-use asset is subsequently measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liability.

Right-of-use assets are depreciated on a straight-line basis lease term.

Note 14

Right-of-Use Assets and Lease liabilities

Continued from previous page

Right-of-use assets are tested for impairment whenever there is any objective evidence or indication that these assets may be impaired. For more information related to impairment testing of assets please refer to Note 13.

Lease liabilities

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

Short-term and low-value leases

The Group has elected to not recognise right-of-use assets and lease liabilities for short-term leases that have lease terms of 12 months or less and low-value leases. Lease payments relating to these leases are expensed to profit or loss on a straight-line basis over the lease term. Short-term and low-value leases consists of cars, coffee machines, office premises and AV equipment.

Note 15

Inventories

EUR’000	2024	2023	2022
Fuel and oil	1,039	1,836	549

As of 31 December 2024, the Company's inventories include fuel and oil totalling EUR 1 million.

As of 31 December 2023, the Company’s inventories include fuel and oil totalling EUR 1.8 million, a significant increase from EUR 0.5 million in 2022 since three of our four operating vessels were off hire at the end of the reporting period.

Accounting policies

Inventories are carried at the lower of cost and net realisable value. Cost is determined using the first-in, first-out basis. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. Inventory mainly covers fuel and oil.

Note 16

Trade and Other Receivables

EUR’000	2024	2023	2022
Trade receivables from non-related parties	51,467	26,802	17,635
Contract assets	37,609	8,880	19,999
Receivables from related parties	214	592	—
Total trade receivables	11,305	3,158	600
	100,595	39,432	38,234

As of 31 December 2024, the Company’s receivables include contract assets totalling EUR 38 million, a significant increase from EUR 8.9 million in 2023 (2022: EUR 20 million). These contract assets represent the Company’s entitlement to proportional consideration for ongoing projects as of the balance sheet date. Typically, these contract assets are reclassified to trade receivables when the Company fulfils its obligations and the right to consideration becomes unconditional.

The balance of other receivables includes contract fulfilment costs amounted to EUR 8.5 million (2023 and 2022 nill). These costs represent expenditures directly incurred in fulfilling contracts with customers, such as direct labour, materials, and other costs necessary to complete the performance obligations under the contracts. These costs are recognized as assets as they are expected to be recovered over the life of the respective contracts. Contract cost are amortised on a systematic basis that is consistent with the transfer of the related goods or services to the customer. For accounting policy, refer to Note 3.

The table below outlines movements in contract assets during the year:

EUR’000	2024	2023	2022
Contract assets at 1 January	8,880	19,999	843
Acquisition of businesses	8,266
Recognised during the period	37,710	614	19,999
Transfer to receivables	(8,880)	(19,999)	(843)
Exchange differences	(101)	—	—
Total contract assets at 31 December	37,609	8,880	19,999
Current	37,609	8,880	19,999
Non-current	—	—	—

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

Accounting policies

Financial assets

The classification of financial assets depends on the Group's business model for managing the financial assets as well as the contractual terms of the cash flows of the respective financial assets.

(i)At initial recognition: the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial assets. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss.

(ii)At subsequent measurement: financial assets of the Group mainly comprise of cash and bank balances, trade receivables and other current assets.

Note 16

Trade and Other Receivables

Continued from previous page

Interest income from these financial assets are recognised using the effective interest rate method.

The Group assesses on a forward - looking basis the expected credit losses associated with its financial assets carried at amortised cost. For trade and other receivables, the Group applied the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognised from initial recognition of the receivables.

	Trade	Contract	Expected
EUR’000	receivables	assets	loss	Total
31 December 2024
Not due	49,029	37,609	—	86,638
Overdue 1-30 days	—	—	—	—
Overdue 31 to 60 days	2,373	—	—	2,373
Overdue +61 days	65	—	—	65
Total	51,467	37,609	—	89,076
31 December 2023
Not due	9,639	8,880	—	18,519
Overdue 1-30 days	14,287	—	—	14,287
Overdue 31 to 60 days	603	—	—	603
Overdue +61 days	2,273	—	—	2,273
Total	26,802	8,880	—	35,682
31 December 2022
Not due	17,197	19,999	—	37,196
Overdue 1-30 days	438	—	—	438
Overdue 31 to 60 days	—	—	—	—
Overdue +61 days	—	—	—	—
Total	17,635	19,999	—	37,634

Note 17

Prepayments

EUR’000	2024	2023	2022
Prepayments	16,643	9,562	1,699

Prepayments include deferred costs like bank loan fees, commitment fees of uncommitted facilities, annual insurance premiums and annual software subscriptions.

Note 18

Cash and cash equivalents

EUR’000	2024	2023	2022
Cash at bank and on hand	58,464	96,608	19,012

The Company is holding cash by 31 December 2024 with the intention of paying asset under construction related instalments in the first half of 2025.

The balance of cash at bank includes restricted cash amounted to EUR 7 million (2023 and 2022 nil).

Accounting policies

Cash and cash equivalents consist of cash offset by short-term bank overdrafts, as they are considered an integral part of the Group’s cash management.

Cash and cash equivalents are measured at amortised cost.

Note 19

Statement of Cash Flows specifications

EUR’000	Note	2024	2023	2022
Adjustments of non-cash items
Depreciation and amortisation	121,314	56,595	23,048	22,684
Impairment of fixed assets	13	—	5,000	—
Non-cash disposals of property, plant and equipment and intangible assets	1,213	183	—	—
Other operating income and expenses, net	5	—	(137)	—
Finance income	9	(3,294)	—	—
Interest expenses	9	428	1,898	923
Finance costs	9	2,589	—	—
Income tax expense	1,264	—	—
Fair value change of derivative instruments through profit or loss	9	(427)	766	—
Share-based payment expenses		1,662	1,134	352
Total adjustments of non-cash items		59,000	31,709	23,959

Changes in working capital	Note	2024	2023	2022
Inventories		788	(1,140)	(109)
Trade receivables, contract assets, prepayments and other receivables		(62,706)	28,541	(18,029)
Trade and other payables		380	(16,087)	660
Provisions		(6,059)	—	—
Receivables from related parties		414	—	—
Payables to related parties		51	73	26
Deferred tax liabilities		1,137	—	—
Deferred revenue		33,482	8,787	(12,999)
Net change in working capital		(32,513)	20,174	(30,451)

Note 20

Provisions, Trade and Other Payables

EUR’000	2024	2023	2022
Trade and other payables:
Trade payables	11,577	8,399	3,979
Other payables	32,018	24,237	4,843
Total trade and other payables	43,595	32,636	8,822

The increase in other payables is attributed to year-end activity and timing in payments processing.

EUR’000	2024	2023	2022
Provisions at 1 January:	6,899	—	—
Acquisition of businesses	—	6,987	—
Utilised during the year	(4,570)	—	—
Reversed during the year	(1,576)	—	—
Exchange differences	88	(88)	—
Total provisions at 31 December	841	6,899	—
Current	841	2,086	—
Non-current	—	4,813	—

The provisions relate to an onerous contract. For additional information, please refer to Note 4

Note 20

Provisions, Trade and Other Payables

Continued from previous page

Accounting policies

Trade and other payables represent liabilities for goods and services provided to the Group prior to the end of the financial year, which are unpaid. They are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business, if longer). Otherwise, they are presented as non - current liabilities. Trade and other payables are initially recognised at fair value, and subsequently carried at amortised cost, using the effective interest method.

A provision is recognised for certain contracts with customers for which the unavoidable costs of meeting the performance obligations exceed the economic benefits expected to be received. It is anticipated that these costs will be incurred in the next financial year.

Note 21

Deferred Income Taxes

Deferred tax charge

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes as per IAS12. Deferred tax is calculated at the income tax rates which are expected to apply in the period when the liability is settled or the asset is realized, based on the laws which have been enacted or substantially enacted at the balance sheet date. The deferred tax is charged through the income statement except when it relates to other comprehensive income items.

Deferred tax assets and liabilities

The Group has unrecognised deferred tax assets in Denmark and UK, amounting to EUR 12 million (EUR 13 million as of 31 December 2023 and 2022) and EUR 89 million (EUR 124 million as of 31 December 2023) respectively. The deferred tax assets result from taxable losses and shipping allowances. No deferred tax asset has been recognised as of 31 December 2024, as they are not expected to be utilised within the foreseeable future (3-5 years). A majority of the Group’s UK unrecognised deferred asset will be forfeited 1 January 2025 because of the group’s UK tonnage tax election.

The Group has a deferred tax liability relating to the ownership of the Wind Zaratan vessel in Japan due to temporary timing differences between the carrying amount and tax base of the vessel (2024: EUR 17 million, 2023: EUR 14 million, 2022: nil) offset by the tax value of tax losses (2024: EUR 5 million, 2023: EUR 4 million, 2022: nil). As of 31 December 2024, deferred tax liabilities amounted to EUR 12 million.

For accounting policies on deferred taxes, please refer to Note 10.

EUR’000	2024	2023	2022
Reconciliation of deferred tax liabilities, net
1 January	10,191	—	—
Acquisition of businesses	—	10,321	—
Movements during the year	1,137	—	—
Exchange differences	644	(130)	—
31 December	11,972	10,191	—

Note 22

Issued Share Capital

	No. of shares
EUR’000	(in thousands)	Total
Beginning of financial year 2022	138,574	18,641
Issued in May 2022 for capital increase	26,176	3,518
Issued in October 2022 for capital increase	32,850	4,416
End of financial year 2022	197,600	26,575
Issued in December 2023 for capital increase	113,809	15,263
End of financial year 2023	311,409	41,838
Issued in February 2024 for capital increase	39,520	5,301
Issued in June 2024 for capital increase	28	4
End of financial year 2024	350,957	47,143

As of 1 January 2024, the Group had share capital amounting to DKK 311,409 thousand, equal to EUR 41,838 thousand, consisting of 311,409,868 shares of nominal DKK 1 each.

On 15 February 2024, the Company completed a private placement, resulting in the issuance of 39.5 million shares of nominal DKK 1 each at a price of NOK 44.50 per share. Overall, the Company raised EUR 155 million before transactional costs of EUR 3 million. The proceeds from the private placement were substantially allocated to the financing of the intended equity portion of the contract value of the order placed on 22 May 2024 to build the third A-Class vessel. The remaining funds will be allocated towards acquiring mission equipment and building working capital.

On 26 June 2024, the Company completed a capital increase of EUR 88 thousand as a result of the exercise of options under its employee equity incentive programme resulting in the issuance of 27,715 shares of a nominal price of DKK 1 per share.

All shares have equal rights.

Treasury shares

On 4 July 2024, the Company completed the share buy - back program to fulfil share - based incentive obligations resulting in the repurchase of 214,791 shares of a nominal price of DKK 1 each at an average price of NOK 68.28 and corresponding to an aggregate amount of EUR 1.3 million. At 31 December 2024, the Company holds 93,538 shares.

Accounting policies

Ordinary shares are classified as equity. When there is a capital increase through the issuance of new shares, these shares are recorded at their nominal value.

Share premium reserve signifies the capital contributed by investors exceeding the nominal value of the shares issued, net of any incremental costs directly associated with the issuance of new shares.

Own equity instruments that are reacquired (treasury shares) are recognised at cost and deducted from equity. No gain or loss is recognised in profit or loss on the purchase, sale, issue or cancellation of the Group's own equity instruments. Any difference between the carrying amount and the consideration, if reissued, is recognised in equity.

Note 23

Financial Risk Management

Financial risk factors

The Group’s activities expose it to market risk, including currency risk and interest rate risk, credit risk and liquidity risk.

The financial risk management of the Group is performed by the Management of Cadeler and overseen by the Board of Directors and Audit Committee. The fair value of the Group's financial assets and liabilities as of 31 December 2024 does not deviate materially from the carrying amounts as of 31 December 2024.

Quantitative and qualitative disclosures about market risk

Currency risk

The Group’s business is exposed to the Danish Kroner (“DKK”), Norwegian Kroner (“NOK”), British Pound Sterling (“GBP”), United States Dollar (“USD”), New Taiwan Dollar (“TWD”), and Japanese Yen (“JPY”), as certain operating expenses are denominated in these currencies. The Company will look to use financial instruments to reduce currency risk when there is significant liability or income in a non-EUR or DKK-denominated currency and there is a cost-effective solution.

The functional currency of Cadeler A/S is EUR, while the largest currency exposure of the Group is the future instalments for the new P, A, and M class vessels, denominated in USD, amounting to USD 1.3 billion. More details can be found in Note 24 with regard to the current instruments used to mitigate this currency risk. Management and the Board of Directors will evaluate the potential cost and benefits of currency exposure on an ongoing basis.

The Group holds cash balances in USD. If the USD:EUR exchange rate deteriorated by 10% the result before tax would have decreased by EUR 1.8 million (EUR 4.6 million in 2023; EUR 30 thousand in 2022) based on the USD cash holdings as of 31 December 2024.

The Group holds cash balances in GBP. If the GBP:EUR exchange rate deteriorated by 10% the result before tax would have decreased by EUR 0.7 million (EUR 1.4 million in 2023) based on the GBP cash holdings as of 31 December 2024.

As the DKK is pegged to EUR, no material currency risk has been identified against the DKK even though the Cadeler Group has costs denominated in DKK. As of 31 December 2024, the Cadeler Group did not have any material NOK, JPY, or TWD cash holdings.

Currency risk associated with other financial instruments denominated in different currencies is limited and therefore excluded from the analysis.

Interest rate risk

The Group’s current exposure to the risk of changes in market interest rates relates primarily to the Green Corporate Facility, the P-Class facility, M-Class facility and Holdco facility. More details can be found in Note 24 with regard to the hedging instruments used to mitigate this risk.

The Green Corporate Facility and Holdco facility are based on a EURIBOR 3M interest rate plus a margin. The EURIBOR interest rate has a floor of 0bps and was 2.9%, 3.9% and 2.0% at the end of 2024, 2023 and 2022, respectively.

If the EURIBOR interest rate increased 100bps, and the loans had been provided throughout the entire period of 2024, the cost would have increased by EUR 5.9 million (EUR 2.1 million in 2023; EUR 1.5 million in 2022). This variation could potentially qualify as capitalisable borrowing costs and minimise the impact on the result before tax. If the interest rate decreases, the result before tax would not change due to capitalisation of borrowing costs.

Management and the Board of Directors will evaluate the potential cost and benefits of fixed interested rate borrowings on an ongoing basis.

Note 23

Financial Risk Management

Continued from previous page

Credit risk

Risk management

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Group. The Group adopts the following policy to mitigate credit risk.

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

These credit terms are normally contractual, and credit policies spell out clearly the guidelines on extending credit to customers, including monitoring the process and using related industry’s practices as reference. This includes assessment and valuation of customers’ credit reliability and periodic review of their financial status to determine the credit limits to be granted. Customers are also assessed based on their historical payment records. Where necessary, customers may also be requested to provide security or advance payment before services are rendered.

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

Where receivables have been written-off, the Group continues to engage in enforcement activity to attempt to recover the receivables due. Where recoveries are made, these are recognised in profit or loss. As of this date, no receivables have been written off.

The Group has applied the simplified credit loss approach by using the provision matrix to measure the lifetime expected credit losses for trade receivables from customers. To measure the expected credit losses, the Group grouped receivables based on shared credit characteristics and days past due.

Trade receivables from external customers that are neither past due nor impaired are with creditworthy companies. Based on the provision matrix, the trade receivables from external customers are subject to immaterial credit loss. Refer to Note 16 for analysis of expected credit loss on trade receivables and contract assets.

For cash and bank balances and other receivables that are measured at amortised cost, the Group has considered these financial assets as low credit risk. Cash and bank balances are mainly deposits with banks who have high credit ratings as determined by international credit rating agencies. As of 31 December 2024, cash and bank balances and other receivables are subject to immaterial credit loss. There is no credit loss allowance for other financial asset at amortised cost as of 31 December 2024, 2023 and 2022.

Liquidity risk

The Group manages liquidity risk by maintaining sufficient cash and available funding through committed credit facilities to enable it to meet its operational requirements and instalments for the newbuild vessels signed.

Note 23

Financial Risk Management

Continued from previous page

The Cadeler Group’s management anticipates seeking further debt financing in connection with milestone payments for the delivery of the third A-Class New Build. Please refer to Note 25 for a detailed disclosure of the current facilities of the Group.

The following maturity table shows the contract obligation for the construction of the newbuilds vessels.

	Less than	Between	Between
Millions	1 year	1 and 2 years	2 and 5 years	Total
2024
Obligation in USD	651	496	195	1,342
Obligation in USD (in EUR)	626	476	188	1,290

Obligation in EUR	65	40	—	105
Total obligations (in EUR)	6,911	516	188	1,395
2023
Obligation in USD	328	833	180	1,341
Obligation in USD (in EUR)	296	752	163	1,211

Obligation in EUR	69	99	6	174
Total obligations (in EUR)	365	851	169	1,385
2022
Obligation in USD	—	197	619	816
Obligation in USD (in EUR)	—	187	588	775

Obligation in EUR	13	69	105	187
Total obligations (in EUR)	13	256	693	962

1 Of the total obligations due within the next year, EUR 455 million is expected to be paid during the first half of 2025.

Note 23

Financial Risk Management

Continued from previous page

The table below analyses the maturity profile of the financial liabilities of the Company based on contractual undiscounted cash flows excluding newbuild payments.

	Less than	Between	Between
EUR’000	1 year	1 and 2 years	2 and 5 years	Total
2024
Trade and other payables	43,595	—	—	43,595
Payables to Related parties	223	—	—	223
Lease liabilities	1,274	2,337	7,360	10,971
Debt to credit institutions	31,163	54,339	485,515	571,017
Derivatives	209	—	16,205	16,414
	76,464	56,676	509,080	642,220
2023
Trade and other payables	32,636	—	—	32,636
Payables to Related parties	162	—	—	162
Lease liabilities	601	392	—	993
Debt to credit institutions	799	—	204,773	205,572
Derivatives	4,004	5,683	12,274	21,961
	38,202	6,075	217,047	261,324
2022
Trade and other payables	8,822	—	—	8,822
Payables to Related parties	89	—	—	89
Lease liabilities	279	—	—	279
Debt to credit institutions	772	—	114,230	115,002
Derivatives	—	1,821	287	2,108
	9,962	1,821	114,517	126,300

Change in debts to credit institutions during the year

EUR’000	2024	2023	2022
Debt to credit institutions at 1 January	(205,572)	(115,002)	(73,075)
Overdraft facility drawn	—	—	(16,067)
Loans repayment	10,630	115,000	65,000
Overdraft repayment	—	—	25,065
New loan	(385,234)	(211,934)	(115,000)
New loan fees	11,100	8,262	1,541
New loan interest	(3,303)	—	—
Non cash interest	1,362	—	—
Write off of loan fees	—	(1,898)	(923)
Others	—	—	(1,543)
Debt to credit institutions at 31 December 2024	(571,017)	(205,572)	(115,002)

Capital management

The Company’s objectives when managing capital are to ensure the Company’s ability to continue as a going concern and to maintain an optimal capital structure.

Note 23

Financial Risk Management

Continued from previous page

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

In order to maintain or adjust the capital structure in the future, the Group may adjust the amount of dividends paid to shareholders, issue new shares and/or sell assets to reduce debt. Pursuant to the Green Corporate Facility, the Company is not permitted to pay any dividends or other distributions without DNB Bank ASA’s written consent.

Fair value measurement

The Group measures derivatives at fair value at each balance sheet date. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the balance sheet date.

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

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data is available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs.

Financial instruments for which fair value is measured or disclosed in the financial statements are categorised within the fair value hierarchy, described as follows:

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

Note 23

Financial Risk Management

Continued from previous page

The table below shows the fair value measurement of the Group’s assets and liabilities:

EUR’000	2024	2023	2022
Derivative assets measured at fair value
Interest from IRS recycled through OCI	228	—	—
Interest rate swap	1,287	338	3,013
FX forward contracts	6,849	—	—
FX Option collars	4,764	—	—
Time value of FX Option collars through OCI	5,340	—	—
Derivatives ineffective hedges	—	—	363
Total derivative assets	18,468	338	3,376
Derivative liabilities measured at fair value
Interest rate swap	16,231	11,789	287
FX forward contracts	—	5,338	1,821
FX Option collars	—	810	—
Time value of FX Option collars through OCI	209	3,621	—
Derivatives ineffective hedges	(26)	403	—
Total derivative liabilities	16,414	21,961	2,108

As of 31 December 2024, the fair value of the derivative assets amounted to EUR 18,468 thousand (2023: EUR 338 thousand; 2022: EUR 3,376 thousand) and derivative liabilities amounted to 16,414 thousand (2023: EUR 21,961 thousand; 2022: EUR 2,108 thousand). The variation primarily reflects reduced expectations for rate cuts following persistent inflation and solid economic data, which led to higher rates and a stronger USD.

As of 31 December 2024, derivatives measured at fair value through profit or loss amounted to EUR 26 thousand gain (2023: EUR 403 thousand loss; 2022: EUR 363 thousand gain).

The fair value hierarchy for the above derivative financial instruments is Level 2.

Note 24

Derivative Financial Instruments

Hedge accounting

The Group uses forward exchange contracts, including options (collars), and interest rate swap contracts to hedge currency risks and interest risk regarding highly probable future cash flows and designates them as cash flow hedges subject to meeting the criteria for application of cash flow hedging.

The hedging ratios are determined as the notional value of the instrument divided by the notional value of the hedge item. The Group seeks to establish hedge relationships with a hedging ratio of 1:1. Due to the nature of the hedge item’s risk, this will be possible by either designating a proportion of the hedge instrument or the hedge notional value being equal or lower than the hedge item’s notional value. The main score of ineffectiveness arises from the timing of the delivery of the vessels. The delivery of the vessels will expose the Group to several market risks, related to foreign currency risks and interest rate risk. The fair value adjustment of the derivatives is recognised in other comprehensive income until the hedged items are realised.

Note 24

Derivative Financial Instruments

Continued from previous page

The table below shows the movement in the reserve for cash flow for hedging, listed by the hedged risk.

EUR’000	2024	2023	2022
Fair Value change of Cash flow hedges
Cumulative fair value change at 1 January	(21,559)	1,343	—
Fair value adjustment at year-end, net	13,079	(18,505)	905
Items recycled at year-end, net	1,527	(776)	438
Time value adjustment at year-end, net	8,752	(3,621)	—
Cumulative fair value change at 31 December	1,799	(21,559)	1,343
The fair value of cash flow hedges at 31 December can be specified as follows:
Interest rate risk hedging	(14,945)	(11,790)	3,163
Foreign currency risk hedging	11,612	(6,148)	(1,820)
Foreign currency risk hedging - time value	5,132	(3,621)	—
Cumulative fair value change at 31 December	1,799	(21,559)	1,343

Interest rate risk

The Group entered into interest rate swap contracts with its main bank and related these to the Green Corporate Facility, P-Class facility and future loans to finance the purchase of the newbuilds. More details can be found in Note 25 with regard to of the current debt facilities of the Group related to the interest rate swaps.

The interest rate risk arising from the loans has been partially swapped from 3M EURIBOR to a fixed rate. The credit facilities expand the exposure of the Group to changes in the 3M EURIBOR rate.

The average fixed rate of the swaps is 2.78% (2023: 2.81%; 2022: 2.82%).

Another portion of the exposure has been hedged by entering into interest rate swap contracts with cap and floor. The average fixed rate of the cap/floor swaps falls between 2.0% and 2.1%.

The economic relationship is established as a match of critical terms between the hedge item and hedge instrument. The Group has assessed the following terms when entering into the hedge relationship:

–	Instalments on the facilities.
–	Payment date of interest and instalment.
–	Timing difference in the maturity of the hedge item and hedge instrument.

The expected causes of hedging ineffectiveness relate to:

–	Changes to the expected date of delivery of the vessels.
–	3M EURIBOR rate falling below 0%.

Note 24

Derivative Financial Instruments

Continued from previous page

The below table shows the profile of the nominal amount of the interest rate swaps and the fair values.

	Less than 1	Between 1	Between 2	More than	Fair value EUR’000
Notional amount EUR’000	year	and 2 years	and 5 years	5 years	Asset	Liability
2024
IRS – EURIBOR 3M	—	—	355,117	455,625	1,286	(16,231)
2023
IRS – EURIBOR 3M	—	—	555,000	—	—	(11,790)
2022
IRS – EURIBOR 3M	—	—	469,375	—	3,451	(288)

EUR’000	2024	2023	2022
Movements in the hedging reserve
Beginning of year	(11,790)	3,163	—
Fair value adjustment for the year	(3,265)	(14,177)	2,725
Items recycled for the year	110	(776)	438
End of year	(14,945)	(11,790)	3,163

Foreign currency risk hedging

As a result of the contracts signed with Cosco and Hanwha for the construction of the Newbuilds, the Group is exposed to change in foreign exchange currency risk due to the instalments being in USD whereas the functional currency is EUR. The last instalments shall be payable upon delivery of the vessels.

The currency exposure arising from the contracts has been swapped to EUR at an average USD:EUR rate of 0.9107 (0.9187 for both 2023 and 2022).

Another portion of the exposure to fluctuations in the future exchange rate has been hedged by entering into zero cost collar contracts, securing an average USD:EUR rate of between 0.8779 and 0.9428. As of 31 December 2024, the total coverage effectively mitigates around 40% on average of the Group’s foreign exchange risk for the upcoming USD instalments for the new P, M and A-Class vessels contracts.

The economic relationship is established as a match of critical terms between the hedge item and hedge instrument. The Group has assessed the following terms when entering the hedge relationship:

–	Payment date of instalment in foreign currency.
–	Maturity of the hedged item and hedged instruments (forward contract and option collars).

Note 24

Derivative Financial Instruments

Continued from previous page

The expected causes of hedging ineffectiveness relate to changes to the expected date of delivery of the vessel. The below table shows the profile of the nominal amount of the foreign currency forward contracts and option collars and the fair values.

	Less than 1	Between 1	Between 2	Fair value EUR’000
Notional amount USD’000	year	and 2 years	and 5 years	Asset	Liability
2024
FX forward contracts	104,545	55,398	—	6,849	—
Option collars	300,000	100,000	—	10,104	(209)
2023
FX forward contracts	150,000	50,000	—	—	(5,338)
Option collars	—	250,000	50,000	—	(4,431)
2022
FX forward contracts	—	200,000	—	—	(1,820)
Option collars	—	—	—	—	—

EUR’000	2024	2023	2022
Movements in the hedging reserve
Beginning of year	(9,769)	(1,820)	—
Fair value adjustment for the year - FX forward contracts	10,771	(3,518)	(1,820)
Fair value adjustment for the year - Option collars	5,573	(810)	—
Items recycled for the year	1,417	—	—
Time value adjustment for the year	8,752	(3,621)	—
End of year	16,744	(9,769)	(1,820)

Accounting policies

Derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and subsequently remeasured at fair value over profit and loss. Derivatives are carried as financial assets, presented under derivative assets, when the fair value is positive and as financial liabilities, presented under derivative liabilities, when the fair value is negative.

At the inception of a hedge relationship, the Group formally designates and documents the hedge relationship and the risk management objective and strategy for undertaking the hedge.

Changes in the fair value of derivative financial instruments designated as cash flow hedges are recognised in other comprehensive income and presented under “Hedging reserves” (equity). Where the expected future transactions result in the acquisition of non-financial assets, any amounts deferred under equity are transferred from equity to the cost of the asset. Where expected future transactions result in income or expense, amounts deferred under equity are transferred from equity to the statement of profit and loss in the same item as the hedged transaction as a reclassification adjustment. Further, the entity may transfer the cumulative fair value change recognised within equity upon derecognition of the hedged item.

Changes in the fair value of derivative financial instruments not designated as hedges are recognised in the statement of profit and loss. Certain borrowing facilities when undrawn do not qualify for hedge accounting. Changes in the fair value of these derivative financial instruments are therefore recognised in the statement of profit and loss under “Financial income” or “Financial expenses” for interest rate swaps.

The amount included in the hedging reserve is the lower of, in absolute amounts, of the cumulative fair value adjustment of the hedging instrument and the hedged item. Ineffectiveness is recognised in the consolidated statement of profit and loss. Cost of hedging reserves include the time value of options. These costs are recognised separately in Other Comprehensive Income (OCI) and are amortised over the life of the hedging instrument, in accordance with the specific hedging relationship. If the hedge is discontinued, any unamortised cost of hedge is recognised immediately in profit or loss.

Note 25

Financial Liabilities: Interest-bearing Loans and
Borrowings

As of 31 December 2024				Committed (EUR millions)			Related derivatives contracts
								IRS nominal
EUR Millions	Interest rate	Maturity	Covenants	Utilised	Repayments	Unutilised	Average IRS rate	(EUR millions)
Secured
Green Corporate Facility (RCF + term loan)	3 months EURIBOR + 2% - 2.75%	2031	Yes - refer to page 213	262	(6)	188	2.7%	247
Green Corporate Facility - Guarantee	0.80% - 1.20%	2026		119	—	81
Total Green Corporate Facility				381	(6)	269
P-Class Facility¹	3 months EURIBOR + 1.5%	2035	Yes - refer to page 213	210	(4)	211	3.0%	105.1
M-Class Facility I & II	3 months EURIBOR + 2.5%	2035	Yes - refer to page 213	—	—	420
Unsecured
HoldCo Facility	3 months EURIBOR + 4%	2028	Yes - refer to page 213	125	—	—
Total (excluding Guarantee facility)				5972	(10)	819
1For the P-Class Facility, up to EUR 425 million, EUR 214 million was available for Wind Peak of which EUR 210 million has been utilised and the remaining EUR 4 million lapsed.
2The difference between EUR 597 million and the carrying amount of EUR 571 million is mainly related to interest and fees.

Green Corporate Facility (formerly referred to as “New debt Facility”)

On 29 June 2022, the Company entered into a Senior Secured Green Revolving Credit Facility (“RCF”) of a 3-year term loan of EUR 185 million with DNB Bank ASA. In June 2023, the Debt Facility was amended to increase the guarantee facility to EUR 60 million and to increase the committed revolving credit facility to EUR 250 million, resulting in an increase of the aggregate Debt Facility to EUR 310 million. The above was refinanced and the Group entered into the new RCF, as explained below.

In connection with the Business Combination, on 7 December 2023 the Company entered into a new senior secured credit and guarantee facilities (the "Green Corporate Facility") of up to EUR 550 million providing for (i) a revolving credit facility of up to EUR 250 million (5 year tenor) (RCF - A), (ii) a revolving credit facility of up to EUR 100 million (18 months tenor) (RCF - B), (iii) a term loan of up to EUR 100 million (8.5 year tenor) guaranteed by The Danish Export and Investment Fund of Denmark (EIFO) and (iv) an uncommitted guarantee facility of up to EUR 100 million. The Green Corporate Facility has similar terms and conditions as the existing Debt Facility. The change of control provisions are similar to those included in the P-Class Facility (as described below).

On 6 August 2024, the Group achieved an extension of the RCF - B to 19 June 2027 and the increase from EUR 100 million to EUR 200 million in uncommitted guarantee lines. Total drawings within the entire loan facility will offer a maximum of EUR 450 million until the maturity of the RCF - B and thereafter a maximum of EUR 350 million for the remaining period of the loan facility.

The Company has utilised EUR 262 million of the total EUR 450 million available under the RCF. These funds were used to finance the main crane upgrades for Wind Orca and Wind Osprey.

Note 25

Financial Liabilities: Interest-bearing Loans and
Borrowings

Continued from previous page

In 2023, the Group repaid the outstanding amounts of Eneti’s previous Credit Facility, which amounted to USD 59.4 million (of which Eneti repaid USD 12.6 million in October 2023 from the proceeds from the sale of Seajacks Hydra, Seajacks Leviathan and the Seajacks Kraken). In addition, the Group has repaid the amounts under its own Debt Facility amounting to EUR 115 million. The full repayment of the senior debt facility generated a finance cost for the write off of borrowing costs of approximately EUR 1.8 million in 2023.

At the end of the reporting period, EUR 188 million remains unutilised from the RCF.

Holdco Facility

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

On 7 February 2024, the Group secured additional capital, increasing the Holdco Facility from EUR 50 million to EUR 80 million. On 26 August 2024, the Company further increased the capacity available to it under its unsecured corporate term loan facility, with the lender commitments thereunder increased by EUR 45 million, bringing the total capacity available to EUR 125 million. As of 31 December 2024, the full funding available under the Holdco Facility was utilised.

M-Class Facility I & II

On 16 August 2024, the Company successfully refinanced the USD 436 million Senior Secured Green Term Loan Facility (M-Class Facility) previously entered into by Eneti in respect of the two M-Class newbuilds the Group acquired upon the completion of its business combination with Eneti. The replacement facilities – one for each M-Class vessel (M-Class Facility I and M-Class Facility II) – have been entered into on materially improved terms, reflecting Cadeler’s strong credit story and strengthened market position. This refinancing, supported by a broad banking group as well as several export credit agencies, secures an aggregate of EUR 420 million in post-delivery financing.

P-Class Facility

Further, Cadeler A/S and two of its subsidiaries, WIND N1064 Limited and Wind Pace Limited (formerly referred as to N1063 Ltd), entered into a Sinosure-backed green term loan facility of up to EUR 425 million (12 year tenor) (the “P-Class Facility”) in December 2023 to finance the purchase of P-Class newbuilds. The funds under the P-Class Facility have been borrowed by WIND N1064 Limited and Wind Pace Limited (the future owners of the P-Class newbuilds) and may not be reborrowed once repaid.

On 12 August 2024, the Company has drawn EUR 210 million under the P-Class Facility to finance the final instalment for the delivery of the first P-Class Vessel in the same month.

Covenants

The Group debt facilities include the following covenants:

All debt facilities

-	Minimum Free Liquidity: Freely available cash and cash equivalents of i) the higher of EUR 35,000,000 or 5% of gross interest - bearing debt, if the ratio of forward-looking contract cash flow to net interest - bearing debt is above 50% or ii) EUR 50,000,000 or an amount equal to 7.5% of the gross interest - bearing debt at all other times.
-	Equity Ratio: The ratio of book equity to total assets at all times to be minimum 35%.

Note 25

Financial Liabilities: Interest-bearing Loans and
Borrowings

Continued from previous page

-	Working capital: the working capital shall be higher than zero (0).
-	Minimum security value (loan – to - value for individual debt facilities).

Additional items included in Green Corporate Facility

-	if at any reported quarter the aggregated loans exceed 80% of the forward-looking expected cash revenues from legally binding contracts, the Contracted Cash Flows, the Borrower shall prepay the exceeding part of the Loans within five (5) Business Days.

Additional items included in Holdco Facility

-	the Group is subject to a debt service coverage ratio where cash flow available for debt service (including available liquidity covering cash, cash equivalents and undrawn Green Corporate Facility) at the Parent Company must be above Debt service cash flow related to the Holdco Facility (2:1).

Additional items included in M-Class Facility I & II

-	the Group is required to maintain a certain number of the employees in Denmark.

All covenants are tested half-yearly, at 30 June and 31 December. The Group is in compliance with all covenants.

As of the reporting date, M-Class facility I & II remain unutilised. Given their non-utilisation, no assessment of compliance with associated covenants has been necessary up to this point. These covenants, if applicable, will require assessment upon utilisation of the facilities and contain customary financial and other covenants, including certain change of control provisions, similar to those disclosed for the utilised facilities.

Additionally, the Group is in compliance with the below requirements:

Restriction on dividends: the Company is not permitted to pay any dividends or other distributions without lenders written consent. Across the Group’s Debt Facilities, dividends and distributions should not exceed 50% of the consolidated net profit for the respective year and the net interest bearing debt to EBITDA ratio should not be lower than 2.75:1. Further, in the Holdco Facility, the Company is not allowed to make any distributions before the delivery of the P-Class, the first two A-Class and M-Class vessels.

Change of control: If any person or group of persons (other than Swire Pacific, Scorpio Group or the BW Group) acting in concert directly or indirectly gains control of 25% or more of the voting and/or ordinary shares of the Borrower, the Agent (acting on instructions from the majority lenders) may by written notice of sixty (60) days cancel the total commitments and demand prepayment of all amounts outstanding under the facilities.

Accounting policies

Debt to credit institutions etc. is recognised at the time of borrowing at fair value after deduction of transaction costs incurred. Subsequently, the financial liabilities are measured at amortised cost using the "effective interest method", so that the difference between the proceeds and the nominal value is recognised in the statement of profit and loss under financial expenses over the loan period.

A financial liability is derecognised when the obligation under the liability is discharged, cancelled or expires.

Note 25

Financial Liabilities: Interest-bearing Loans and
Borrowings

Continued from previous page

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

Note 26

Business Combination

On 19 December, 2023, the Group completed the acquisition of Eneti.

As of the reporting date, no adjustments or changes to the initial estimates and recognition have been identified. The business combination is considered final and will not result in further modifications to the financial statements.

The fair value of identified net assets and goodwill recognised in the Eneti acquisition comprises as follows:

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

Note 27

Related Party Transactions

The following significant transactions took place between the Company and related parties within the BW Group, Scorpio Holdings and Swire Pacific Offshore Holdings Group at terms agreed between the parties:

EUR’000	2024	2023	2022
Purchases of services from related parties	(8,260)	(9,216)	(8,047)
BW Group Limited (including subsidiaries)	(7,121)	(9,199)	(7,932)
Scorpio Holdings Limited (including subsidiaries)	(1,139)	(17)	—
Swire Pacific Offshore Holdings Group	—	—	(115)
Receivables from related parties at reported period	214	592	—
Scorpio Holdings Limited (including subsidiaries)	214	592	—
Payables to related parties at reported period	223	162	89
BW Group Limited (including subsidiaries)	181	10	89
Scorpio Holdings Limited (including subsidiaries)	42	152	—

Related party transactions over the reporting period are primarily linked to guarantee fees issued by the BW Group Limited, bunker supply by Hafnia Pools (member of the BW Group), costs related to training expenses by the BW Maritime and administrative expenses to Scorpio Services Holding.

In addition, Cadeler has not had significant transactions with the members of the Cadeler Board and the Executive Management apart from remuneration and expenses. Cadeler has not provided or granted any loans or guarantees to its directors or Executive Management. For information on remuneration paid to members of the Cadeler Board and Executive Management, refer to Note 8.

Group’s Related Party Transactions

Members of Cadeler’s Executive Management and its board of directors, as well as their respective close family members and entities controlled by them or over which they have significant influence are considered related parties of Cadeler. BW Altor Pte. Ltd. (“BW Altor”) and Scorpio Holdings Limited (“Scorpio Holdings”), and certain of their respective affiliates are considered related parties as they are deemed to be controlled by, or under the significant influence of, Andreas Sohmen-Pao and Emanuele Lauro (each members of Cadeler’s board of directors), respectively. For the financial year 2022, Swire Pacific Limited (“Swire Pacific”) was considered a related party of Cadeler in light of its significant ownership stake and the fact that one of its employees served as a director on the Cadeler board of directors but, for accounting purposes, with effect from 1 January 2023, Cadeler has no longer considered Swire Pacific to be a related party due to its reduced ownership percentage and the fact that it is no longer represented on Cadeler’s board of directors.

For the financial years ended 31 December 2024, 2023 and 2022, there were no material transactions between Cadeler or any company of the Cadeler Group and BW Altor, Scorpio Holdings and/or Swire Pacific (or their respective affiliates) other than the transactions described below.

Share lending agreement with BW Altor

In October 2022, Cadeler entered into a share lending agreement with BW Altor as the share lender for the purpose of facilitating delivery versus payment settlement of the Cadeler shares to be delivered to investors in connection with a private placement that took place in October 2022. As compensation for such share lending, BW Altor received a customary fee paid by Cadeler until the Cadeler Shares were redelivered and admitted to trading on the Oslo stock exchange. The amount paid to BW Altor pursuant to such share lending agreement amounted to EUR 85,000.

Guarantees provided by BW Group

BW Group has provided COSCO with four guarantees in respect of the sums payable by Cadeler in accordance with the contract for the construction of certain newbuilt P-Class and A-Class WTIVs in 2021, 2022 and 2023. Under this guarantee arrangement, certain fees are payable by the Group to BW Group until the guarantees are discharged in full.

On 27 May 2024, additional guarantees were provided in respect of the sums owed by Cadeler pursuant to the recently ordered third A-Class vessel.

Note 27

Related Party Transactions

Continued from previous page

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

In connection with the guarantees provided by Swire Pacific Offshore Holdings Limited, Cadeler entered into a deed of recourse with Swire Pacific Offshore Operations Pte Ltd., which has since terminated, pursuant to which:

–Cadeler had an obligation to indemnify Swire Pacific Offshore Operations Pte Ltd. for any liabilities incurred by Swire Pacific Offshore Operations Pte Ltd. in performing its obligations under the performance guarantees or in respect of any payments made under the bank guarantees; and
–Cadeler had an obligation to pay Swire Pacific Offshore Operations Pte Ltd. an arm’s length fee for each guarantee issued and procured respectively by Swire Pacific Offshore Operations Pte Ltd. in favour of Cadeler’s customers.

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

Note 28

Commitments and Pledges

Lease commitments

The future minimum lease payables under non-cancellable low value and short-term leases contracted for at the balance sheet date but not recognised as liabilities are as follows:

EUR’000	2024	2023	2022
Not later than one year	117	1,090	53
Between one and five years	219	4,984	9
	336	6,074	62

As of 31 December 2023, the Company’s lease commitments included tenure of the new headquarters. These commitments were reflected on the balance sheet starting in Q1 2024 as 'Right-of-Use Assets' and 'Lease Liabilities' in accordance with IFRS 16.

Pledge of Fixed Assets

The Green Corporate Facility detailed in Note 25 is secured by, inter alia, a first priority mortgage over the Wind Orca, Wind Osprey, Wind Scylla and Wind Zaratan Vessels (EUR 639 million carrying amount, see Note 13), first priority assignment of the earnings of the vessel owning entities, including certain change of control provisions which are similar to those included in the P-Class Facility.

The P-Class facility, detailed in Note 25, is secured by a first priority mortgage over the P-Class newbuilds, first priority assignments of the insurances and earnings of the P-Class newbuilds by Cadeler and the two borrowers and contain customary financial and other covenants, including certain change of control provisions. There will be a change of control under the P-Class Facility if any person or group of persons acting in concert (other than Swire Pacific and the BW Group) hold legally and beneficially more than 25% of each of the issued and outstanding share capital and/or the issued and outstanding voting share capital of Cadeler A/S. In addition, a number of changes to the ownership structure further down in the Group will trigger a change of control such as, among others, if either Wind Pace Limited (formerly referred as to N1063 Ltd) or Wind N1064 Limited ceases to be a wholly owned (direct or indirect) subsidiary of Cadeler.

Wind Osprey & Wind Orca new crane contract

In April 2024, the remaining payments were made upon completion of the upgrade project for the new cranes.

Commitments on newbuilds vessels:

As of 31 December 2024
Millions	P-Class	M-Class	A-Class	Total
Contract amount in EUR	220	—	299	519
Contract amount in USD	390	655	794	1,839
Total Contract amount translated to EUR	581	618	1,062	2,261
Commitment amount in EUR	—	—	105	105
Commitment amount in USD	193	425	724	1,342
Remaining commitment translated to EUR	185	409	801	1,395

Maturity of total payments are disclosed in note 23.

P-Class vessels

Since 30 June 2021, the Company had a contract with COSCO SHIPPING Heavy Industry CO. Ltd. (“COSCO”) to build two new P-Class WTIVs. On 14 August 2024, Wind Peak has been delivered and the final instalments were made upon delivery.

The total sum of the contract for the two P-Class Vessels was approximately EUR 581 million, of which EUR 137 million was paid in 2021, EUR 14 million was paid in 2023 and EUR 245 million was paid in 2024. Of the total contract value, USD 390 million is to be paid (or has been paid) in USD and EUR 220 million has been paid in EUR. The remaining scheduled payments will fall due in 2025, upon delivery.

Note 28

Commitments and Pledges

Continued from previous page

A-Class vessels

On 9 May 2022 and 22 November 2022, the Company signed contracts with COSCO SHIPPING Heavy Industry to build a total of two new A-Class foundation installation vessel. In May 2024, the Company signed an additional contract with COSCO to build the third A-Class Wind Foundation Installation Vessel (WFIV).

The total sum of the contracts for the three vessels are approximately EUR 1.1 billion, of which approximately a total of EUR 167 million was paid in 2022 and EUR 94 million was paid in 2024. The remaining amounts are due in 2025, 2026 and 2027 with expected delivery in Q3/Q4 2025, Q3 2026 and Q2 2027.

Of the total contract value, USD 794 million is to be paid (or has been paid) in USD and EUR 299 million is to be paid (or has been paid) in EUR.

M-Class vessels

The Company, due to the business combination with Eneti, is under contract with Hanwha for the construction of two next generation offshore WTIVs.

The total sum of the contracts is approximately EUR 618 million, of which of which EUR 29.6 million, EUR 59.4 million, EUR 29.3 million and EUR 91.7 million were paid in 2021, 2022, 2023 and 2024, respectively. The remaining scheduled payments will fall in 2025 with expected delivery for Wind Mover in the fourth quarter of 2025 while Wind Maker was delivered on schedule in January 2025.

Note 29

Group Information

The consolidated financial statements of the Group include the following subsidiaries, which are all wholly owned by the Parent Company:

Entities	Country
Vessel owning entities
Wind Orca Ltd	Cyprus
Wind Osprey Ltd	Cyprus
Wind Pace Ltd (formerly referred to as N1063 Ltd)	Cyprus
Wind N1064 Ltd	Cyprus
Wind Maker Ltd (formerly referred to as Seajacks 1 Ltd)	UK
Wind Mover Ltd (formerly referred to as Seajacks 5 Ltd)	UK
Wind Scylla Ltd (formerly referred to as Seajacks 5 Ltd)	UK
Seajacks 3 Japan LLC	Japan
Trading and Operations
Cadeler UK Ltd (formerly referred to as Seajacks UK Ltd)	UK
Seajacks UK Ltd Taiwan Branch	Taiwan
Seajacks US Inc.	USA
Seajacks Merman Marine Ltd	Bermuda
Cadeler Crewing Services Ltd (formerly referred to as Seajacks Crewing Services Ltd)	UK
Seajacks Japan LLC	Japan
Investment holding entities
Wind MI Ltd	Marshall Islands
Eneti (Bermuda) Ltd	Bermuda

Note 29

Group Information

Continued from previous page

During 2024, several entities were dissolved:

Entities	Country
Cadeler Holdings Ltd (formerly referred to as Atlantis Investorco Ltd)	UK
Investment holding entities (continuation)
Atlantis Equityco Ltd	UK
Atlantis Midco Ltd	UK
Cadeler International Ltd (formerly referred to as Seajacks International Ltd)	UK
Dormant entities
Seajacks 2 Ltd	UK
Seajacks 3 Ltd	UK
Seajacks 7 Limited	UK
Seajacks 8 Limited	UK
SBI Chartering and Trading Ltd	Marshall Islands
SBI Macarena Shipping Company Ltd	Marshall Islands
SBI Parapara Shipping Company Ltd	Marshall Islands
SBI Pegasus Shipping Company Ltd	Marshall Islands
SBI Perseus Shipping Company Ltd	Marshall Islands
SBI Taurus Shipping Company Ltd	Marshall Islands
Dormant entities
Scorpio SALT LLC	USA
Bulk Run-Off Company Ltd	Marshall Islands
Windpower Alpha Ltd	Marshall Islands
Windpower Bravo Ltd	Marshall Islands
SBI Achilles Shipping Company Ltd	Marshall Islands
SBI Antares Shipping Company Ltd	Marshall Islands
SBI Apollo Shipping Company Ltd	Marshall Islands
SBI Aries Shipping Company Ltd	Marshall Islands
SBI Athena Shipping Company Ltd	Marshall Islands
SBI Bolero Shipping Company Ltd	Marshall Islands
SBI Bravo Shipping Company Ltd	Marshall Islands
SBI Capoeira Shipping Company Ltd	Marshall Islands
SBI Carioca Shipping Company Ltd	Marshall Islands
SBI Conga Shipping Company Ltd	Marshall Islands
SBI Cougar Shipping Company Ltd	Marshall Islands
SBI Cronos Shipping Company Ltd	Marshall Islands
SBI Echo Shipping Company Ltd	Marshall Islands
SBI Gemini Shipping Company Ltd	Marshall Islands
SBI Hera Shipping Company Ltd	Marshall Islands
SBI Hercules Shipping Company Ltd	Marshall Islands
SBI Hermes Shipping Company Ltd	Marshall Islands
SBI Hydra Shipping Company Ltd	Marshall Islands
SBI Hyperion Shipping Company Ltd	Marshall Islands
SBI Jaguar Shipping Company Ltd	Marshall Islands
SBI Jive Shipping Company Ltd	Marshall Islands
SBI Lambada Shipping Company Ltd	Marshall Islands
SBI Leo Shipping Company Ltd	Marshall Islands
SBI Libra Shipping Company Ltd	Marshall Islands

Note 29

Group Information

Continued from previous page

During 2024, several entities were dissolved:

Entities	Country
SBI Lynx Shipping Company Ltd	Marshall Islands
SBI Lyra Shipping Company Ltd	Marshall Islands
SBI Mazurka Shipping Company Ltd	Marshall Islands
SBI Phoenix Shipping Company Ltd	Marshall Islands
SBI Reggae Shipping Company Ltd	Marshall Islands
SBI Rock Shipping Company Ltd	Marshall Islands
SBI Sousta Shipping Company Ltd	Marshall Islands
SBI Tethys Shipping Company Ltd	Marshall Islands
SBI Zeus Shipping Company Ltd	Marshall Islands
Crawford Path LLC	Delaware
Scorpio Salt LLC	Delaware
SBI Maia Shipping Company Ltd	Marshall Islands
SBI Orion Shipping Company Ltd	Marshall Islands
SBI Phoebe Shipping Company Ltd	Marshall Islands
SBI Pisces Shipping Company Ltd	Marshall Islands
SBI Poseidon Shipping Company Ltd	Marshall Islands
SBI Rumba Shipping Company Ltd	Marshall Islands
SBI Samba Shipping Company Ltd	Marshall Islands
SBI Samson Shipping Company Ltd	Marshall Islands
SBI Subaru Shipping Company Ltd	Marshall Islands
SBI Swing Shipping Company Ltd	Marshall Islands
SBI Tango Shipping Company Ltd	Marshall Islands
SBI Thalia Shipping Company Ltd	Marshall Islands
SBI Ursa Shipping Company Ltd	Marshall Islands
SBI Virgo Shipping Company Ltd	Marshall Islands
SBI Zumba Shipping Company Ltd	Marshall Islands

Note 30

Events After Reporting Period

Delivery of M-Class vessel

On 31 January 2025, the Company took delivery of the sixth vessel in its fleet, Wind Maker, which was delivered at the Hanwha Ocean Shipyard in Korea. Additionally, on 23 January 2025, the Company drew down half of the M-Class Facility to pay the last instalment amounted to approximately EUR 212 million.

Utilisation Request under P-Class Facility

On 17 March 2025, the Company requested the utilisation of EUR 211 million under the P-Class Facility to finance the final instalment for the second P-Class Vessel, which is expected to be delivered imminently.

A-Class Facility signed

On 21 March 2025, Cadeler and two of its subsidiaries, Wind Ally Limited and Wind Ace Limited, entered into a Sinosure-backed Green Term Loan Facility of up to EUR 575 million (with a 12 year tenor) (the “A-Class Facility”) with a group of banks led by DNB and supported by Credit Agricole, CIC, HSBC, KfW-IPEX, OCBC, Rabobank, Santander, Société Générale, Sparebank 1 SR-Bank and Standard Chartered Bank, to finance the purchase of the first two of the Cadeler Group’s three A-Class Vessels. The terms of the A-Class Facility are substantially identical to those of the P-Class Facility and the M-Class Facility, except that the effectiveness of the A-Class Facility is contingent upon the receipt by the lenders thereunder of written confirmation from Sinosure, prior to May 31, 2025, that each of the insurance policies to be issued by Sinosure in connection with such facility are approved for issuance. Sinosure has issued a letter indicating its intention to obtain such approval and the Cadeler Group’s management expects to receive the relevant written confirmation and to confirm the effectiveness of the A-Class Facility prior to May 31, 2025.

Note 31

Authorisation of Financial Statements

These financial statements were authorised for issue in accordance with a resolution of the Board of Directors and Executive Management of Cadeler A/S on 25 March 2025 and will be recommended for approval by the shareholders of the Company at the annual general meeting to be held on 22 April 2025.